UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029171

No Act

March 22, 2006

Leana Stormont
Counsel
Research & Investigations
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: Abbott Laboratories
Incoming letter dated March 7, 2006

Dear Ms. Stormont:

This is in response to your letter dated March 7, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's February 28, 2006 no-action letter regarding a shareholder proposal submitted to Abbott by Marion Catron.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

We also have viewed your letter as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

1801

cc: John A. Berry
Divisional Vice President
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6011

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

March 7, 2006

VIA FACSIMILE AND OVERNIGHT MAIL

Ms. Nancy Morris
Secretary
U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington D.C. 20549
(202) 772-9324 (fax)

Re: Request for Commission Review of Staff No-Action Letter (February 28, 2006) Regarding Shareholder Proposal Submitted by Marion Catron to Abbott Laboratories Pursuant to 17 C.F.R. § 202.1(d)

Dear Secretary Morris:

On behalf of Marion Catron, People for the Ethical Treatment of Animals ("PETA") respectfully requests that the Securities and Exchange Commission ("the Commission") review the no-action letter issued by the Office of Chief Counsel, Division of Corporate Finance dated February 28, 2006 ("No-Action Letter") to Abbott Laboratories ("Abbott" or "the Company").[1] Ms. Catron is a member and supporter of PETA and has named the undersigned as her designated representative. For the reasons that follow, we respectfully submit that the Staff erred in finding that Abbott may exclude Ms. Catron's proposal from its 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i).[2] PETA requests that the Commission issue an opinion reversing the Staff's response and concurring that it will recommend enforcement action if the Company excludes the proposal.

I. The Animal Welfare Proposal Presently Under Review

This request for review involves a shareholder proposal (the "Animal Welfare proposal") submitted by Ms. Catron for inclusion in the Company's 2006 proxy materials. The Animal Welfare proposal requests that Abbott issue a report to shareholders on the feasibility of extending its animal welfare policy to outside contractors and on the feasibility of implementing enrichment measures for animals used in research at both in-house and independent contract testing

[1] The No-Action Letter along with Abbott and PETA's respective letters to Staff, are Exhibit A to this request.

[2] In support of this request for review, PETA incorporates by reference but has not reproduced the arguments set forth in the letter dated January 11, 2006, which was submitted in opposition to Abbott's No-Action letter.

facilities.[3] The Animal Welfare proposal concedes that Abbott believes animal testing is a necessary component of "drug discovery and development" and that animal testing will be a fact of life for the foreseeable future.[4] For that reason, the proposal is concerned exclusively with the welfare of animals used in tests carried out by or on behalf of the Company.

As elucidated by the Supporting Statement, the proposal was motivated by the urgent need to ensure that all research conducted for Abbott—be it in-house or by independent laboratories—comports with the Company's animal welfare policy. This need came to light after atrocities involving wanton cruelty and gross neglect were documented at an independent animal testing facility owned and operated by Covance Inc. and disclosed by the media.[5]

It is important to note what the Animal Welfare proposal **does not** do: the proposal does not ask the Company to eliminate animal tests, to reduce the number of animals consumed in research, or to take any actions in regard to the reduction or refinement of animal tests. In fact, the proposal does not ask the Company to take **any** action at all that would modify or alter the manner in which the Company carries out animal tests. The proposal doesn't even ask the Company to improve animal welfare. Rather, it straightforwardly seeks issuance of a report on the feasibility of extending Abbott's existing animal welfare policy so that it applies to outside facilities and ensures that superior standards of care are provided for all animals consumed in the Company's research.

II. The Prior Proposal—Give the Animals 5

In contrast, last year's proposal, informally known as the "Give the Animals 5" or "GTA5" resolution, asked Abbott to commit to a decisive course of action to dispense with five specific animal tests and to replace those tests with validated non-animal methodologies in the interests of sound science and the complete elimination of animal tests where validated non-animal methodologies exist. The resolution further requested that the Board petition the government agencies that require safety tests to accept the validated non-animal methods as total replacements for animal tests.

---

[3] This resolution has been submitted to eleven other companies. Of the twelve total companies, five have filed no-action letters in an attempt to exclude the animal welfare proposal from their proxy materials. As of this writing, the Staff has refused to concur in three instances. We are still awaiting the Staff's recommendation in response to the fifth no-action letter. The various bases asserted to omit the proposal included vague, indefinite, and beyond the company's power to implement.

[4] *See* "Animals in Biomedical Research," *at* http://abbott.com/citizenship/citizen_abbott/position.cfm#animal (stating "The majority of research at Abbott that involves the use of animals is centered on drug discovery and development").

[5] Information about PETA's investigation at a Covance animal testing facility in Vienna, Virginia is available at www.CovanceCruelty.com. Covance Inc. is an independent contract laboratory that conducts animal tests for various industries including the pharmaceutical industry. *See Barr: animal research is for public's safety*, AZ. REP., Oct. 21, 2005, *at* http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edit21.html (quoting Wendel Barr, president of early development for Covance Inc. stating "We've worked with just about every major company around the world.").

We believe that the Staff erroneously concluded that the Animal Welfare proposal could be omitted pursuant to Rule 14a-8(i)(12)(i) as argued in the Company's letter to the Commission dated December 29, 2005. The proposal under review deals with substantially and discretely different matters. The only conceivable rationale for the Staff's ruling could be that both resolutions deal with animals. PETA firmly believes that asking the Board to issue a report on amending two aspects of the Company's animal welfare policy is not substantially similar to a request that the Company totally eliminate five specific animal tests. Accordingly the proposal may not be properly excluded under Rule 14a-8(i)(12)(i).[6]

III. The Proposal Under Review Does Not Deal with Substantially the Same Subject Matter as the Prior Proposal.

The Animal Welfare proposal and the GTA5 resolution both relate to a diverse class of beings collectively referred to as "animals." A vast universe of issues and concerns arise within the context of the interactions that human beings have with other animals. The use of animals in product testing is one broad category of animal-related issues with far-reaching economic, scientific and ethical dimensions. While both proposals fall under the rubric of "animal testing," they address entirely different substantive concerns and seek very different forms of effectuation.

In *SEC Release No. 34-20091* (August 16, 1983) the SEC explained its reason for adopting the "substantially the same subject matter" standard, stating that staff determinations should be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Thus, the substantially similar determination hinges on the substantive concerns raised by the proposals at issue.

The fact that two proposals relate to the same subject matter or class is not dispositive under Rule 14a-8(i)(12)(i).The staff has consistently found that where two proposals address different substantive concerns involving the same broad issue, the second proposal will not be barred by the earlier proposal. For example, in *Cooper Industries, Inc.* (January 14, 2002) the company was required to include a shareholder proposal which requested a report detailing social and environmental issues related to sustainability notwithstanding the company's argument that a prior proposal that asked the company to adopt a set of global corporate standards on human rights, workplace safety, and the environment was substantially similar. The company argued that the proposals were substantially similar in that both proposals focused primarily on living wages, social justice, and environmental issues in the communities where the company operated. The Staff did not concur. *See also V.F. Corp.* (Feb. 19, 1987) (the proponent's first proposal asked the company to implement the MacBride labor principles. The second proposal asked the board to establish a review committee to undertake an in-depth review of Northern Ireland operations); *General Electric Co.* (Feb. 4, 1988) (the proponent's first proposal asked the company to develop an action plan to provide assistance to utilities to retire nuclear reactors and convert to coal or gas power systems. In the second proposal, the proponent requested a report detailing safety concerns related to boiling water reactors); *Dresser Industries* (Jan. 25, 1984)

[6] It should be noted that where animal tests are replaced with non-animal methodologies, the issue of animal welfare with respect to those tests becomes moot.

(the first proposal asked the company to sign the Sullivan Principles. The second proposal requested a report on the company's labor policies and practices in South Africa).

The Commission's stated reason for focusing on substantive concerns was expressed when the Rule was amended in 1983. "The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided." *SEC Release No. 34-20091* (August 16, 1983).

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested that the company cease all animal tests not required by law and quit selling certain products that required animal testing. The Staff held that the proposal could not be excluded where a prior proposal requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a **very active and defined course of action as to the broad issue** (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a **passive cause of action** (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(c)(12) as a basis for omitting the proposal from its proxy materials. (emphasis supplied)

Like the respective proposals at issue in *Bristol-Myers Squibb*, the GTA5 proposal asked the Company to take a very definite course of action with respect to the broad issue of animal testing. As summated in the Staff's response to no-action letters submitted by a number of other pharmaceutical and chemical companies "The [GTA5] proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods." *3M Company* (February 22, 2005).

Conversely, the Animal Welfare proposal asks the Company to take a passive course of action by issuing a report on the feasibility of extending its policy to outside contractors and the feasibility of providing superior standards of care to animals. As summated by the Staff's response to other no-action letters, "The [Animal Welfare] proposal requests that the board issue a report to shareholders on the feasibility of amending Pfizer's animal use policy in two specified ways." *Pfizer Inc.* (February 9, 2006).

IV. Inconsistent No-Action Determinations

During the last eighteen years, the Staff has ruled on a number of proposals submitted by PETA that implicate the use of live animals in consumer product testing. For example, in *Proctor & Gamble* (July 27, 1988) the Staff denied Proctor & Gamble's no-action relief holding that a proposal which requested that the company cease all animal tests not required by law and begin to phase out product lines that could not be marketed without animal tests, was not substantially similar to a prior proposal which requested that the company report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as *Proctor & Gamble* argued that the "underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals," Abbott argues that the proposals are substantially similar because "the substantive concern of both proposals is animal-based testing." (No-Action Letter, p. 5) The *Proctor & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12)(i).[7] PETA is concerned that the inconsistency that has arisen as a result of the Staff's recent recommendation in this case will lead to unnecessary confusion and will encourage companies to contest the inclusion of shareholder proposals wherever the subject of live animal testing is at issue in the future.

As was the case in *Proctor & Gamble*, the GTA5 resolution and the Animal Welfare proposal were intended to address entirely distinct substantive concerns. To that end, they request that the Company take vastly different courses of action—the former attempts to completely eliminate five specific animal tests; the latter requests in-depth information. Thus, both the conceptual and substantive thrusts of the two proposals are manifestly distinct. Abbott's attempt to conflate the two simply because they implicate the same broad issue lacks credibility. Abbott would have the Staff believe that the two proposals are substantially similar. Notwithstanding Abbott's argument, PETA can only hope that the Company understands the difference between not using animals at all and providing superior care to the animals they are continuing to use.

For the foregoing reasons, PETA respectfully submits that the Commission should grant discretionary review of the no-action determination that forms the subject of this appeal, and reverse the Division of Corporate Finance's determination that Abbott Laboratories may exclude Ms. Catron's shareholder proposal pursuant to Rule 14a-8(i)(12)(i).

If the Commission has any questions or would like to discuss this matter, please do not hesitate to contact me. I may be reached by telephone at 757.962.8327 or email at LeanaS@peta.org. Abbott's legal representative, John A. Berry, may be reached via facsimile at 847.938.9492.

---

[7] *See, e.g., Chevron Corporation* (February 29, 2000) The company was denied no-action relief and required to include a proposal requesting a report on the environmental damage that would result from Chevron's plan to drill for oil and gas in the Arctic National Wildlife Refuge. The Commission acknowledged that the proposal dealt with the same subject matter as a previous proposal, i.e. drilling in ANWR, but stated that the proposal could not be properly omitted because "the present proposal requests an environmental impact study on the results of such operations rather than their immediate cessation."

Very truly yours,

Leana Stormont

Leana Stormont
Counsel
Research & Investigations

Encl.

cc: John A. Berry
Divisional Vice President
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Rd.
Abbott Park, IL 60004-6011
847.938.9492 (fax)

Mary Beth Breslin
Special Counsel
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
202.942.9525 (fax)

Marion Catron
130 Lockerbie Ln.
Wilmette, IL 60091
(Via regular mail)

EXHIBIT A

A-1
Staff's No-Action Letter
February 28, 2006

A-2
Abbott Laboratories' No-Action Letter
December 29, 2005

A-3
PETA's Opposition to Abbott's No-Action Letter
January 11, 2006

EXHIBIT A-1

Staff's No-Action Letter
February 28, 2006

CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6011

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

Dear Mr. Berry:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Abbott by Marion Catron. We also have received a letter on the proponent's behalf dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Leana Stormont
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories.

There appears to be some basis for your view Abbott may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Mary Beth Breslin
Special Counsel

<u>EXHIBIT A-2</u>

Abbott Laboratories' No-Action Letter
December 29, 2005

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

RECEIVED
2005 DEC 30 PM 4:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Marion Catron

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marion Catron from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received a notice on behalf of Marion Catron on November 11, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

> WHEREAS, the Company conducts tests on animals as part of its product research and development; and
>
> WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and
>
> WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and
>
> WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,
>
> BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for

animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct . . ."

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation."

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponent, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponent of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in our 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years. . . ."

We included a proposal (the "Previous Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.
2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the Previous Proposal as it appeared in our 2005 proxy materials is attached hereto as Exhibit B. The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal requests that Abbott issue a report to shareholders on the feasibility of amending its policy on animal-based testing so that it ensures superior standards of care for animals used in testing and so that it applies to independent laboratories contracted by Abbott, while the Previous Proposal requested that Abbott cease conducting animal-based tests. Despite the different actions requested by the proposals, both the Previous Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – animal-based testing conducted by or on behalf of Abbott. Both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such alleged abuses, albeit by carrying out different actions.

As evidenced in Exhibit C, the Previous Proposal received 2.51% of the vote at our 2005 annual meeting of shareholders.[1] Since the Previous Proposal failed to meet the required 3% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The proponent's legal representative, Leana Stormont, may be reached by facsimile at 757.628.0781.

[1] Tabulation is as follows: votes cast for – 25,588,601 and votes cast against – 993,974,542. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Marion Catron
c/o Leana Stormont, Esq.
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Exhibit A

Proposal

ABBOTT SHAREHOLDER RESOLUTION

This Proposal is submitted by Marion Catron.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and

development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct ..."[1]

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] http://abbott.com/citizenship/citizen_abbott/position.cfm

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Exhibit B

Previous Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.

(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.

(3) CCAC Animal Use Survey - 2001.

(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.

(5) ECVAM website: http://ecvam.jrc.it.

(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Exhibit C

Voting Results for the 2005 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604

<u>EXHIBIT A-3</u>

PETA's Opposition to Abbott's No-Action Letter
January 11, 2006

January 11, 2006

RECEIVED

2006 JAN 18 AM 11: 16

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY REGULAR & ELECTRONIC MAIL: *cfletters@sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Re: Shareholder Proposal of Marion Catron for Inclusion in the 2006 Proxy Statement of Abbott Laboratories

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 29, 2005, submitted to the SEC by Abbott Laboratories ("Abbott" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Marion Catron, a member and supporter of People for the Ethical Treatment of Animals ("PETA"). Ms. Catron has named the undersigned as her designated representative.

The Company argues that the proposal under review is substantially the same as one filed last year, and should be omitted pursuant to Rule 14a-8(i)(12) because last year's proposal did not garner enough votes.

For the reasons that follow, we request that the SEC recommend enforcement action if the proposal is omitted.

Ms. Catron's resolution is very straightforward:

> [T]he shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy[1] to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

[1] The Policy is Abbott's *Animal in Biomedical Research* policy posted on the Company's Web site at http://abbott.com/citizenship/citizen_abbott/position.cfm.

In short, Abbott is being asked to report to shareholders on the feasibility of extending its animal welfare policy to outside contractors, and on the feasibility of implementing enrichment measures for the animals used in the Company's laboratories and outside facilities. This resolution is informally referred to by PETA as the "Animal Welfare" resolution. It has been filed with 12 pharmaceutical companies.

Last year's resolution, by contrast, requested that the Board commit to using five *in vitro* (non-animal) tests for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity. Last year's resolution was informally referred to as the "Give the Animals Five" or the "GTA5" resolution, and is attached to Abbott's No Action Letter at Exhibit B. The GTA5 resolution was filed with 16 companies for inclusion in their respective 2005 proxy materials.[2]

I. The Proposal Under Review Does Not Deal with Substantially the Same Subject Matter as That Which Was Included in the 2005 Proxy Materials.

The dissimilarity between the GTA5 resolution and the Animal Welfare proposal is not subtle. The GTA5 proposal focused on substituting five validated non-animal test methods in place of their live-animal counterparts, along with petitioning for regulatory acceptance. In contrast, the Animal Welfare resolution asks the Board to explore the feasibility of extending the Company's animal welfare policy to outside contracting laboratories and to ensure that enrichment measures are made available for animals used in laboratory testing.

The Animal Welfare proposal and the GTA5 resolution are to each other as egg replacer is to a privatized prison. Egg replacer can be used in place of eggs, and may even be deemed superior to eggs because it contains no cholesterol, has fewer calories, and poses no threat of salmonella poisoning. As the name implies, egg replacer is a replacement for a chicken egg, just as the five *in vitro* assays in the GTA5 resolution are replacements for their five live-animal counterparts.

On the other hand, the Animal Welfare resolution is similar to the requirements the government would put in place when privatizing a penal system. Even though most of the prisoners' basic rights and fundamental liberties have been abridged, the government and/or the subcontractor still need to plan for shelter, food, and exercise or other recreation. The Animal Welfare resolution simply seeks to extend animal welfare policies to the Company's outside independent laboratory contractors, and to ensure that the basic physical, psychological and behavioral needs of the animals are met.[3]

Perhaps most telling are the very different supporting statements for the two resolutions. The GTA5 resolution talks about harmonizing "sound science with the elimination of animal-based test methods where non-animal methodologies exist." It continues by explaining the five endpoints for which *in vitro* tests have been validated, and lists the many countries and members

---

[2] Five companies filed no action letters in an attempt to omit the GTA5 resolution from their 2005 proxy materials. The Staff refused to concur in any of the companies' positions. The various bases asserted to omit the GTA5 resolutions included ordinary business operations, involvement in the regulatory process, and vague and misleading.

[3] Of course, animals confined in laboratories are innocent of any crime and are subjected to an artificial, stressful, and frequently painful world that they cannot possibly understand.

of the Organization for Economic Cooperation and Development that have endorsed the non-animal methods.

On the other hand, the current Animal Welfare resolution was inspired by the "atrocities recorded at Covance, Inc.[4] [which] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent." The supporting statement goes on to cite a lawsuit that Covance filed in the United Kingdom in an effort to enjoin PETA from showing undercover video of the gross physical abuses to primates which were recorded at Covance. The UK judge characterized the video as "highly disturbing," ruled against Covance, and awarded PETA over £50,000 in attorney's fees and expenses.

In short, the GTA5 resolution suggested using five validated alternative methods to avoid animal use entirely for those five tests. This year's Animal Welfare resolution is about how to treat animals and satisfy a modicum of their needs when there is no perceived alternative to their use. The issues at hand are vastly different. We are dismayed that Abbott Laboratories, whose research consumes thousands of animals every year, does not seem interested in discerning the difference.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Abbott fails to include the proposal in its 2006 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at LeanaS@peta.org or (757) 962-8327.

Very truly yours,

Leana Stormont

Leana Stormont
Counsel, Research & Investigations

SLH/pc

cc: John A. Berry, Division Vice President
Abbott Laboratories
Ms. Marion Catron

---

[4] Covance Inc. is an independent contract laboratory headquartered in Princeton, New Jersey. Companies engage Covance to perform laboratory testing on products in all types of industry, including most notably the pharmaceutical industry. A recent article quotes the president of early development for Covance, Wendel Barr, as stating, "We've worked with just about every major company around the world." (Arizona Republic, 10-21-05)

2002 WL 63737 (S.E.C. No - Action Letter)

(SEC No-Action Letter)

*1 Cooper Industries, Inc.
Publicly Available January 14, 2002

SEC LETTER

1933 Act / s 2(1)
Mr. John N. Galey
Post Office Box 3867
Thousand Oaks, CA 91359
Re: Sierra Oil and Gas Lease Corporation

Dear Mr. Galey:

It has come to our attention that your firm is offering a filing service on behalf of persons who want to enter the non-competitive drawings held by the Bureau of Land Management of the United States Department of Interior to obtain oil and gas lease rights on Federal lands. From a review of your advertising and sales literature sent to us, it appears that you conduct this business by charging an applicant ten dollars to cover the filing fee with the Bureau of Land Management and a three to ten dollar fee to cover your administrative costs and services (viz., selection of parcels and preparation of necessary forms).

With respect to the conduct of your business of filing on behalf of others for the monthly drawings of Federal leases by the Bureau of Land Management we have the following comments. Generally speaking, a person who provides a service of this nature may furnish a list of only those leases he deems worthwhile to file upon from the list posted by the Bureau of Land Management, or he may recommend specially in some fashion one or more leases over others on the list. However, this is only for the purpose of assisting a prospective applicant in making a selection, based upon the expertise of the person providing such service, and in no way is it for the purpose of actually making the investment decision or of providing any determinable value for any of the leases listed. Once the filing is made on behalf of the applicant, the service provided has terminated, and should the filing of the applicant result in an award of any lease to the applicant, he would then, as owner of such lease, be left to whatever course he wished to pursue regarding exploration or disposition of such lease.

Based on the facts presented, this Division will not recommend any enforcement action to the Commission if your leasing service is conducted as described in the material submitted without registration under the Securities Act of 1933.

Because this position based upon the facts and representations in the sales material sent to us, it should be noted that any different facts or conditions might require a different conclusion. Further, this letter only expresses the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Sincerely,

Consuela M. Washington
Attorney Adviser

LETTER TO SEC

December 6, 2001

THE SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF THE CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Cooper Industries, Inc.

the Past Proposal's supporting statement. The language and context of the Proposal make manifestly clear that "social and environmental issues related to sustainability" refer to the same substantive concerns raised in the Past Proposal. Both the Proposal and Past Proposal specifically refer to "sustainable development" in the communities in which Cooper operates and to the payment of a "sustainable living wage" as key elements of each proposal. Rephrasing the core concepts of the Past Proposal, the newly formulated Proposal says companies need to go ""beyond the traditional functions of creating jobs and paying taxes, to include corporate practices designed to protect human rights, worker rights, land and the environment."

***3** Even the Proponents themselves do not seem to distinguish substantively between the Proposal and the Past Proposal. In its cover letter notifying Cooper of the Proposal, co-filer Domini Social Investments LLC states that "for the past three years, we have co-filed shareholder resolutions with the Benedictine Sisters addressing our company's social and environmental performance. We continue to encourage Cooper Industries to consider a dialogue with us about these critical issues." Another co-filer, St. Joseph Health System, continues to refer in this year's cover letter to the key language used in the Past Proposal ("global set of corporate standards"), stating "St. Joseph Health System monitors the social implications of policies and practices of companies in which we have investments. As shareholders, we have been meeting with Cooper Industries executives for the past several years focusing on codes or standards which the company uses as criteria or benchmarks for its operations around the globe. Shareholders remain willing to meet and discuss the principles included in a global set of corporate standards for Cooper Industries."

Rule 14a-8(i)(12)(iii) allows a registrant to omit a shareholder proposal that deals with substantially the same subject matter as a proposal submitted three times in the previous five years if the proposal received less than 10 percent of the votes in the most recent submission. In adopting the present version of Rule 14a-8(i)(12), the Commission indicated that the essential factor in determining the applicability of the exclusion is the overall substantive concern addressed in the proposal and not the specific language or actions proposed. See Securities Exchange Act Release No. 34-20091 (August 16, 1983). Consistent with this policy, the Commission has permitted companies to exclude repeat submissions on the basis of similar substantive concerns, notwithstanding differences in specific language or implementation activities. See, for example:

- Cooper Industries, Inc. (January 14, 1997) (a proposal, involving the proponents at issue herein, requiring a report to shareholders on the relationship between executive compensation and social and environmental issues including wages paid to workers at maquiladora plants in Mexico had substantially the same subject matter as prior proposals requiring a review of wages and benefits, human rights and environmental standards at maquiladora plants);
- Eastman Chemical Company (March 27, 1998) (a proposal to require the registrant to cease the manufacture of cellulose acetate tow had substantially the same subject matter as a prior proposal requiring the divestiture of the registrant's filter tow product line);
- Bristol-Meyers Squibb Company (February 6, 1996) (a proposal requiring the registrant to develop a plan to inform women of the abortifacient action of its products had substantially the same subject matter as a prior proposal which would have prevented the registrant from giving charitable contributions to organizations which perform abortions);

***4** • American Brands, Inc. (February 10, 1994) (a proposal directing the registrant's insurance subsidiary to commission a report related to smoking had substantially the same subject matter as prior proposals directing another of the registrant's subsidiaries to cease producing and marketing tobacco products);

- The Gillette Company (February 22, 1993) (a proposal requesting a report on the registrant's use of live animals in product testing involved substantially the same subject matter as prior proposals requesting, among other things, that the registrant cease animal testing entirely);
- Minnesota Mining and Manufacturing Company (February 22, 1993) (a proposal requesting implementation of the MacBride principles dealt with substantially the same subject matter as a proposal asking for a report on the registrant's equal opportunity and affirmative action policies in Northern Ireland); and
- The Interpublic Group of Companies (April 3, 1992) (the subject matter of a proposal that registrant issue a report on its South African operations was substantially the same as that of an earlier proposal which would have required the registrant to divest itself of its South African operations).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if Cooper omits the Proposal from its Proxy Materials for its 2002 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(12) issued under the

The Company contends that the Proponent's sustainability proposal is deals with substantially the same subject matter as did shareholder proposals concerning international labor standards which were voted on by the shareholders in previously years. This contention is erroneous.
A request that a registrant institute or report on "sustainable operations" is not at all similar to a request that a company adopt or report on specified labor standards. For example, General Motors Corporation produces a sustainability report of the type requested by the Proponents. We quote from the Introductory Executive Summary to its 2001 report (see www.gm.com/company/gmability/sustainability/reports/01):
... the world demands more than great products, services, and strategy -- it demands vision and new ideas, including the foresight and the resolve to take a leadership role in the growing field of sustainable development.
At GM, we define sustainable development as our commitment to integrate economic, environmental and social objectives into our long-term strategic planning, as well our daily business decisions. We believe sustainable development can be a competitive advantage for us, if we move fast and take a leadership role in applying the principles and lessons of sustainability in all facets of our business around the world.
***6** At this point, the website has a link to another part of the GM website which contains a message from GM's CEO, which, after repeating the above, goes on to say:
At GM, we understand that sustainability is a way of doing business. We treat it as we treat our core values and key corporate benchmarks: we set annual sustainability targets for our operations and measure our progress against those targets. Then we report our progress, using the framework set forth by the Global Reporting Initiative (GRI).
Finally, we make our data easily accessible, by posting it on GMability.com. This ensures transparency, allowing our stakeholders to evaluate our performance and provides other businesses with a model for applying metrics to their business practices. We think it makes good business sense -- after all, what gets measured, gets done.
The Proponent's shareholder proposal consists of a request to Cooper to produce a report of the type which General Motors has prepared annually for the past three years and which is aptly described above. In contrast, the 2001 resolution submitted to Cooper presented a very different request. That prior proposal requested the Company to establish a worldwide Code of Labor Standards, covering such matters as child labor, prison or other forced labor, standards for worker health and safety etc. Thus, although there may be some minor overlap between a labor standards proposal and a sustainability proposal (which deals, in the words of GM, with "integrat[ing] economic, environmental and social objectives into our long-term strategic planning), since labor practices or human rights concerns may be a small part of sustainability, the two proposals clearly have markedly different subject matters.
It is thus clear beyond cavil that the year 2001 proposal and the Proponents' proposal do not deal with substantially the same subject matter.
Nor is it relevant that many of the proponents are the same as those who were proponents in past years. Rule 14a-8(i)(12) bars the same proposals, not the same proponents.
For the foregoing reasons, the Company's argument that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(12) should be rejected.
In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,
Paul M. Neuhauser
Attorney at Law

ENCLOSURE

November 1, 2001

H. JOHN RILEY

Sincerely yours,
Adam Kanzer
General Counsel

ENCLOSURE

November 2, 2001

MR. H. JOHN RILEY, JR., CEO
COOPER INDUSTRIES INC.
600 TRAVIS STREET, SUITE 5800
HOUSTON, TEXAS 77002

Dear H. John Riley:
St. Joseph Health System monitors the social implications of policies and practices of companies in which we hold investments. As shareholders, we have been meeting with Cooper Industries executives for the past several years focusing on codes or standards which the company uses as criteria or benchmarks for its operations around the globe. Shareholders remain willing to meet and discuss the principles included in a global set of corporate standards for Cooper Industries.
However, I am hereby authorized to notify you of our intention to co-file with the Benedictine Sisters a shareholder resolution with Cooper Industries. This resolution asks your company to review or amend, where applicable, your code or standards for your international operations and report a summary of this review to shareholders by October 2002. St. Joseph Health System submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.
St. Joseph Health System owns 100 shares of Cooper Industries stock. A letter from the custodian of our portfolio is attached verifying our ownership and that we will maintain ownership until after the annual meeting.
If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.
The Benedictine Sisters (Sr. Susan Mika) are considered the primary contacts for this resolution. Their address is: 530 Bandera Road, San Antonio, TX 78228. Thank you for your attention to this matter.

Sincerely,
Mary Ann Gaido
Assistant Vice President

ENCLOSURE

November 6, 2001

MR. H. JOHN RILEY, JR.
COOPER INDUSTRIES, INC.
600 TRAVIS STREET, SUITE 5800
HOUSTON, TEXAS 77002

Dear H. John Riley,
The Sisters of Loretto have been shareholders in Cooper Industries for over 20 years. In the past, we, as shareholders, met with executives of Cooper Industries on questions about how our corporation does business. We have not had the opportunity for such meetings since your tenure as Chief Executive officer of the corporation. Sustainable development in a global economy requires sound environmental, social and financial performance. It is important to us that Cooper Industries have effective polices to this end.
***9** I am hereby authorized to notify you of the intention of the Sisters of Loretto to co-file, with the Benedictine Sisters (primary filer), a resolution with Cooper Industries for consideration and action by the shareholders at the next annual meeting. This resolution asks our corporation to prepare a report

The Congregation of Holy Cross, Southern Province looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the social and environmental issues related to sustainability.
Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Benedictine Sisters. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.
A letter from our portfolio custodian, A.G. Edwards & Sons, :Inc., is enclosed verifying that we are beneficial owners of 75 shares of common stock in Cooper Industries. It is our intention to keep these shares in our portfolio at least until after the annual meeting.
We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Sr. Susan Mika of the Benedictine Sisters if you believe that dialogue might be helpful. Her telephone number is (210) 735-4988. Her email address is smika@texas.net.

Yours truly,
Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

ENCLOSURE

November 5, 2001

H. JOHN RILEY, JR.
PRESIDENT, CHAIRMAN, CEO
COOPER INDUSTRIES
600 TRAVIS STREET, SUITE 5800
HOUSTON, TEXAS 77002

Dear Mr. Riley,
Boston Trust Investment Management, Inc., a wholly owned subsidiary of United States Trust Company of Boston, is advisor to the Walden/BBT Domestic Social Index Fund (WDSIX). The Walden/BBT Domestic Social Index Fund holds 600 shares of Cooper Industries stock on behalf of investors seeking to achieve social as well as financial objectives. Owners of WDSIX believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.
Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United States Trust Company is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting.
We are filing this resolution along with other concerned investors led by The Benedictine Sisters. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.
***11** We look forward to hearing from you. We would appreciate it if you would please copy correspondence related to this matter. I can be reached by phone at (617) 695-4706, by fax at (617) 695-4708, or by e-mail at bostontrust @hotmail.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,
Heidi Soumerai
Vice President

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

1987 WL 107651 (S.E.C. No - Action Letter)
(SEC No-Action Letter)

*1 V.F. Corporation
Publicly Available February 19, 1987

LETTER TO SEC

December 11, 1986

Cecilia D. Blye, Esq.
Attorney Adviser
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Room 3026
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: V.F. Corporation--Shareholder Proposal under Rule 14a-8

Dear Miss Blye:
We are submitting on behalf of V.F. Corporation (the "Company"), in accordance with Rule 14a-8(d) adopted pursuant to the provisions of the Securities Exchange Act of 1934, six copies of (1) a letter dated November 7, 1986 addressed to the Company from Attracta Kelly, O.P., General Council Member of the Adrian Dominican Sisters (the "Sisters"), advising that the Sisters intend to offer at the Company's 1987 annual meeting of its shareholders a proposal and (2) the resolutions and a statement in support of the proposal which accompanied the letter (collectively, the "Proposal").
The Proposal intended to be presented at the annual meeting of shareholders of the Company requests the Board of Directors to establish a Review Committee to conduct an in-depth review of the Company's operations in Northern Ireland and to report to the shareholders of the Company by May 1988 the Board's progress in the establishment of the Review Committee, the findings and recommendations of the Committee and implementation plans for such recommendations.
The Company intends to omit the Proposal from its 1987 proxy statement pursuant to sub-sections (c)(5), (c)(7) and (c)(12) of Rule 14a-8.

I. The Proposal relates to operations in Northern Ireland which account for less than 5% of the Company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and the Proposal is not otherwise significantly related to the Company's business.

Six copies of the Company's Annual Report for the fiscal year ended January 4, 1986 are enclosed. We have been advised by the Company that its subsidiary, Lee Apparel (UK) Ltd., had assets of $16,247,661 at January 4, 1986 and gross sales of $26,426,496 and net earnings of $1,791,020 in the 1985 fiscal year. These figures represented 1.9% of the Company's 1985 total assets, 1.8% of the Company's gross sales and 1.3% of the Company's net earnings on a consolidated basis. The Company has also advised us that it does not (1) expect these numbers and percentages to increase significantly in the present fiscal year ending January 3, 1987, (2) presently intend to expand its operations in Northern Ireland, or (3) foresee that such operations will approach the 5% threshold in the foreseeable future.
Rule 14a-8(c)(5) permits an issuer to exclude from its proxy statement a proposal which relates to operations which accounted for less than 5% of the issuer's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the issuer's business. The 5% economic test was added to this Rule in 1983 presumably to provide the certainty of an objective standard to a Rule that had

determination of what constitutes "substantially the same subject matter as a prior proposal" will "involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." See Release No. 34-20091 (August 16, 1983). The substantive, duplicative concerns of the shareholder proposal as to the MacBride Principles considered at the Company's 1986 annual meeting of shareholders and the Proposal are equal employment opportunity and practices and increasing minority representation in the workforce.

The shareholder proposal concerning the MacBride Principles contained in the 1986 proxy statement of the Company was voted upon at the April 15, 1986 meeting of the shareholders. Of the total shares represented at the meeting, 2.77% voted in favor of the shareholder's proposal.

Inasmuch as we believe that the Proposal for the 1987 proxy statement deals with substantially the same subject matter as was considered at the 1986 annual meeting of shareholders, and the 1986 proposal received an affirmative vote of less than 3% of the total number of shares represented at the meeting, it is our opinion that the Proposal may be omitted from the Company's 1987 proxy statement pursuant to Rule 14a-8(c)(12).

Sincerely,
CLARK, LADNER, FORTENBAUGH & YOUNG
By: M. RUST SHARP

ENCLOSURE

November 7, 1986

Mr. Lawrence R. Pugh
V.F. Corporation
1047 N. Park Road
Wyomissing, PA 19610

Dear Mr. Pugh:

The Adrian Dominican sisters--1450 members throughout the United States--set up a Portfolio Advisory Board in 1975 to monitor our congregational investments in a socially responsible manner. One area of concern for us is the grave situation of unrest and violence that continues between Catholics and Protestants in Northern Ireland. Part of this situation is due to discriminatory policies toward Catholics with respect to employment.

While some minor efforts have been made to eliminate discriminatory employment practices much work still needs to be done. We want to insure that V.F. Corporation is making every effort to provide equal employment opportunities in Northern Ireland.

***4** I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Adrian Sisters are owners of 6,000 shares of V.F. stock. A verification of ownership is enclosed.

Sincerely,
Attracta Kelly, O.P.
General Council Member

ENCLOSURE

VF--NORTHERN IRELAND

November 7, 1986

WHEREAS VF Corporation Ltd. has two plant locations in Northern Ireland;

WHEREAS Northern Ireland has for many years been torn by political and religious strife, resulting in 2,400 deaths during the past 17 years;

WHEREAS shareholders are justly concerned about the impact of such strife on the company's

Newtownards and Londonderry, is one of the largest foreign-owned firms in that country;
WHEREAS, religious discrimination in employment has been cited by the International Commission of Jurists as being one of the major causes of the conflict in that country;
WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has recently proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:
1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.
2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.
3. The banning of provocative religious or political emblems from the workplace.
4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.
5. Layoff, recall, and termination procedures should not in practice favor particular religious groupings (sic).
6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.
7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
***6** 8. The establishment of procedures to assess, identify, and actively recruit minority employees with potential for further advancement.
9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.
RESOLVED, Shareholders request the Board of Directors to:
1. Implement and/or increase activity on each of the nine MacBride principles and,
2. Report to the shareholders by September 1986 on the company's progress in their implementation including statistical information on the religious distribution of its overall workforce in Northern Ireland, its supervisory and managerial staff, personnel office staff, skilled workers, unskilled workers, clerical staff and apprentices.

SUPPORTING STATEMENT

--Continued discrimination and worsening employment opportunities have been cited as contributing to increasing support for a violent solution to Northern Ireland's problems.
--Unemployment in Northern Ireland has reached record proportions, increasing by 101% during the last five years. Recent statistics released by the British Government show over 21% of the workforce as unemployed. Male unemployment in some Belfast neighborhoods has been estimated to be as high as 80%.
--An endorsement of the MacBride Principles by VF Corporation demonstrate (sic) its concern for human rights and equality of opportunity in its international operations. Please vote your proxy FOR these concerns.

THE CORPORATION'S STATEMENT IN OPPOSITION

The Corporation's practice worldwide is to offer employment and advancement on a fair and non-discriminatory basis. It is the policy of the Corporation that equal employment opportunities be extended to qualified persons regardless of their age, race, color, sex, religion or national origin, and the Board of Directors supports this commitment.
The Corporation's subsidiary in Northern Ireland is Lee Apparel (UK) Ltd. ("Lee (UK)"), with plants in Newtownards and Londonderry. The Corporation also has a plant in Ardee, Republic of Ireland. Lee (UK) adheres to the guidelines of the Northern Ireland Fair Employment Agency (the "Agency") in its "Guide to Manpower Policy and Practice" and subscribes to the Declaration of Principle and intent recommended by that Agency to promote and protect equality of opportunity in employment under the Fair Employment (Northern Ireland) Act 1976 (the "Act"). The Act is designed to promote equality of opportunity between persons of different religious beliefs and to eliminate discrimination in employment on the grounds of religious belief or political opinion. Neither Lee (UK) nor the Agency has ever received a complaint of discrimination in Lee (UK) plants.

Sisters shareholder proposal must be included in VFCorp's 1987 proxy statement and that it is not excludable by virtue of any of the provisions of Rule 14a-8(c).

Rule 14a-8(c)(5)

***8** In 1985, the Comptroller of the City of New York submitted a shareholder proposal concerning VFCorp's operations in Northern Ireland to the Company for inclusion in VFCorp's 1986 proxy statement. At that time, VFCorp objected to the inclusion of the proposal in the proxy statement on the ground that such a proposal was contrary to the requirements of Rule 14a-8(c)(5). The staff rejected VFCorp's position that the proposal dealt with matters which did not raise important policy questions. V.F. Corporation (January 8, 1986). This year, the Company has again made the identical argument and, indeed, phrased that argument virtually word for word identically with the way it was phrased last year. No reason appears why the staff should reverse the sound position taken in the V.F. Corporation letter last year that proposals concerning Northern Ireland raise important policy concerns and are therefore not excludable by virtue of Rule 14a-8(c)(5).

Rule 14a-8(c)(12)

The Sisters' proposal is not excludable by virtue of Rule 14a-8(c)(12) despite the fact that their proposal deals with the Company's operations in Northern Ireland, as did the 1986 proposal submitted by the City of New York. In construing the applicability of the revised version Rule 14a-8(a)(12) to various shareholder proposals, the staff has consistently held that the term "substantially the same subject matter" does not preclude a second shareholder proposal arising out of the same underlying concern, so long as the second proposal deals with a different aspect of that underlying concern. Thus, in Dresser Industries, Inc. (January 25, 1984), the revised version of Rule 14a-8(c)(12) was construed in such a way that a proposal that the issuer sign the Sullivan Principles was deemed "not [to] deal with substantially the same subject matter as the proposal ... which requested a report on Company activities in South Africa and on the Company's labor practices and policies" in South Africa. This staff decision was rendered subsequent to the 1983 revision of Rule 14a-8(c)(12). The instant case is almost identical to the Dresser Industries situation. Thus, the 1986 New York City proposal submitted to VFCorp dealt exclusively with the McBride labor principles (and thus is similar to the proposal in the Dresser situation dealing with the Sullivan principles). The Sisters' proposal, however, is a much broader proposal than the 1986 proposal, since it requests "an in-depth review" of all aspects of VFCorp's Northern Ireland operations. It is thus similar to the non-Sullivan proposal in the Dresser situation since it requests a review of all of the Company's activities in the nation. The fact that the review would include, as merely one aspect of that review, some examination of the labor policies being pursued by VFCorp in Northern Ireland is irrelevant, just as the fact that the review requested of Dresser would have included the labor aspects of Dresser's operations in South Africa was irrelevant and did not mean that the broader Dresser resolution covered "substantially the same subject matter" as did the Sullivan proposal. In connection with the foregoing, it should be noted that the in depth review requested by the Sisters' proposal would include many topics not related to labor concerns. For example, the review could be expected to include, inter alia, matters such as profitability, markets served, adequacy of equipment, plant location, safety issues, the effect of changes in the political milieu, and the effect of the political turmoil in Northern Ireland on the plant's operations, including such questions as how to operate a plant under such turmoil conditions, whether the turmoil should cause the Company to withdraw from Northern Ireland (I am informed that some American companies, such as American Brands and Armco, have closed some or all of their Northern Ireland operations) or what further deterioration in the situation might cause VFCorp to consider seriously pulling out of Northern Ireland. Finally, it is clear that any complete review of VFCorp's Northern Ireland connection would cause the Company to consider whether its presence there may affect both its good will and its sales in the United States. As far as the latter point is concerned, the fact that major municipal pension funds, as well as Church groups, both Protestant and Roman Catholic, have become concerned about the Northern Ireland issue is some evidence that a corporation as dependent on retail sales as is VFCorp could suffer serious economic harm (including possible boycott activities) in the United States if it were not seen to be responsive to the problems arising out of its Northern Ireland operations. It is thus clear that the Sisters' proposal raises much broader issues than did the 1986 New York City proposal. Therefore, just as in the Dresser situation, the Sisters' proposal should not be deemed to address substantially the same subject matter as did

Original Image of this Document (PDF)

1984 WL 47265 (S.E.C. No - Action Letter)

(SEC No-Action Letter)

*1 Dresser Industries, Incorporated
Publicly Available January 25, 1984

LETTER TO SEC

November 23, 1983

Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C. 20549
Re: Dresser Industries, Inc.
Omission of Shareholder Proposal

Gentlemen:
Dresser Industries, Inc. (the "Company") has received a letter from the Rt. Rev. Milton L. Wood, Vice President of the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (the "Episcopal Church") notifying the Company that the Episcopal Church intends to present a proposal for consideration at the 1984 Annual Meeting of Shareholders of the Company and requesting that the Company include the proposal and supporting statement in the Company's proxy materials for the 1984 Annual Meeting of Shareholders scheduled to be held on March 22, 1984.
The Company's management believes that the proposal and supporting statement may properly be omitted under paragraphs (c)(3), (c)(10) and (c)(12) of Rule 14a-8 under the Securities Exchange Act of 1934 (the "1934 Act"). Accordingly, we hereby file with the Commission pursuant to Rule 14a-8 (d) under the 1934 Act five copies of the following items:
1. Letter dated November 7, 1983, from the Rt. Rev. Milton L. Wood, Vice President of the Episcopal Church, to which letter is attached the proposal and supporting statement.
2. Statement of reasons why the Company's management deems omission of the proposal and supporting statement from the Company's proxy materials to be proper.
We request that the commission staff advise the Company that said staff will not recommend any action to the Commission if the aforementioned proposal and supporting statement are omitted for the reasons described in the Company's statement. Should you wish to discuss this matter or should any question arise regarding confirmation that no action will be recommended, I would appreciate your calling me collect at (214) 746-6934.

Very truly yours,
Rebecca R. Morris

ENCLOSURE

November 7, 1983

Mr. J.J. Murphy
President
Dresser Industries
Dresser Building
Elm at Akard
Dallas, Texas 75201

Dear Mr. Murphy:
Since July 18, 1980, the Domestic and Foreign Missionary Society of the Episcopal Church has been a

proposals made to other companies. One large New York bank explained its votes in support of these proposals, despite management's contention that although it wouldn't agree to the Sullivan monitoring process, it endorsed and followed the six Sullivan points, as follows:
It is vital that the 400 companies [doing business] in South Africa endorse and practice the Sullivan Principles. The deepening unrest in that country should convince them that it is the least they can do. It is very likely that a far greater involvement might become necessary on their part to further a possibility of a bloodless evolution toward a multi-racial, discrimination-free society.... [A] more aggressive advance is essential to meet the demands which lie ahead (to train black managers, establish black enterprises, upgrade and extend residential, educational and health services).

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

January 25, 1984

Publicly Available January 25, 1984

Re: Dresser Industries, Inc.
Incoming letter dated November 23, 1983
The proposal relates to a request that the Board cause the Company to sign the Sullivan Principles.
This Division does not concur in your opinion that the proposal contains false and misleading statements in violation of Rule 14a-9 and therefore is excludable under Rule 14a-9(c)(3).
This Division does not concur in your opinion that the proposal has been rendered moot. Accordingly, we do not believe that management may rely on Rule 14a-8(c)(10) to omit the proposal.
This Division does not concur in your opinion that the proposal may be excluded under Rule 14a-8(c)(12). In our view, the instant proposal, which requests that the Company sign the Sullivan Principles, does not deal with substantially the same subject matter as the proposal included in the proxy material relating to the Company's 1983 annual meeting, which requested a report on Company activities in South Africa and on the Company's labor practices and policies. It does appear, however, that the instant proposal deals with substantially the same subject matter as the proposals included in the Company's 1980 and 1981 proxy material. You indicate that the proposal received in excess of 8% of the votes in 1981, which is sufficient for resubmission under paragraph (c)(12).

Sincerely,

John J. Gorman
Special Counsel

Securities and Exchange Commission (S.E.C.)
1984 WL 47265 (S.E.C. No - Action Letter)
END OF DOCUMENT

Original Image of this Document (PDF)

1988 WL 233653 (S.E.C. No - Action Letter)
(SEC No-Action Letter)

*1 General Electric Company
Publicly Available February 4, 1988

LETTER TO SEC

November 30, 1987

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Omission of Share Owner Proposal
Dealing with Safety of Boiling Water Reactors

Gentlemen and Ladies:

General Electric Company (the "Company") has received a share owner proposal from Patricia T. Birnie dealing with the safety of Boiling Water Reactors produced by the Company and the status of all lawsuits involving nuclear reactors. We are writing to you pursuant to SEC Rule 14a-8(d) to inform you that the management of the Company intends to omit the proposal from its proxy statement and proxy for the 1988 Annual Meeting of Share Owners.

A copy of the proposal and the supporting statement, as submitted by the proponent, is attached. It is our opinion that the proposal is substantially the same proposal as that submitted by Ms. Birnie for the 1987 Annual Meeting and, therefore, may be omitted under Rule 14a-8(c)(12), (17 C.F.R. § 240.14a-8(c)(12)).

Under Rule 14a-8(c)(12), a proposal may be omitted if it deals with "substantially the same subject matter" as a proposal which failed to receive sufficient vote in a previous proxy.

Ms. Birnie has been submitting proposals to the Company each year since 1980 on the same subject matter, the safety of the Company's nuclear reactors. Ms. Birnie's proposals were included in 1980, 1981, 1982, 1983, 1984 and 1987. In 1985 and 1986, the Company omitted Ms. Birnie's proposals on the grounds that each dealt with substantially the same subject matter as prior proposals which did not receive sufficient vote to warrant resubmission. The SEC concurred in the Company's opinion. See General Electric Company (January 14, 1986); General Electric Company (February 8, 1985).

In 1987 the Company chose not to exclude Ms. Birnie's proposal and did not submit a request for no-action to the SEC. The proposal received 2.7% of the votes cast at the 1987 Annual Meeting, less than the 3% necessary for resubmission under Rule 14a-8(c)(12). Ms. Birnie's proposal, as submitted to share owners at the 1987 Annual Meeting, is also attached.

On the surface, the proposals seem different. In her 1987 proposal, Ms. Birnie requests that management develop an action plan to assist the Company's customers in retiring their boiling water reactors from service and converting to coal or gas power systems. In her 1988 proposal, Ms. Birnie asks management to prepare a report on the boiling water reactors' "unresolved safety problems." However, a close comparison of the two proposals including their introductory clauses and supporting statements demonstrates that each deals with the same subject matter.

In both proposals Ms. Birnie is primarily concerned with the safety of the Company's boiling water reactors which are said to possess inadequate containment and a host of other "generic safety problems." Ms. Birnie is also concerned in each proposal with the risk of a serious accident at a reactor and the risk associated with litigation involving nuclear reactors.

*2 The comparison shows that the principal subject matter of each proposal is the safety of the Company's boiling water reactors. Both proposals assume the reactors are unsafe. Both proposals aim to stop the manufacture and sale of boiling water reactors. While it is apparent that the proposals request distinct actions from the Company, it is our opinion that this is nothing more than a tactic on the part of Ms. Birnie to circumvent the voting requirement contained in Rule 14a-8(c)(12)(i) and

THEREFORE BE IT RESOLVED that shareholders request Management to issue a report to all shareholders within three months of the 1988 Annual Meeting, provided that proprietary information be omitted and the cos limited to a reasonable amount, to include:
1. The history and current status of the quality assurance issues of its Boiling Water Reactors, with particular attention to unresolved safety problems; and
2. The status of all lawsuits concerned with GE nuclear reactors.

SUPPORTING STATEMENT

In connection with a lawsuit brought by owners of the Zimmer plant, the Ohio Citizens for Safe Energy analyzed the Reed Report and concluded that, contrary to its 1975 recommendations. GE failed to market the safest possible reactor, has not resolved all safety problems, and is on a course inimical to public safety.
Even prior to the Reed Report, deficiencies in the Mark I containment were known. In 1972, Dr. Joseph Hendrie, an official of the Atomic Energy Commission (AEC), later Chairman of the NRC, rejected an AEC recommendation to ban the deficient GE reactor containment design because it would raise too many embarrassing safety questions about existing GE nuclear plants and "could well be the end of nuclear power".

SUPPORTING STATEMENT, continued

The safety and quality of GE's reactors clearly have great bearing on shareholder equity. Shareholders have a right to information which materially affects GE's competitive position in the market. Management is obliged to balance matters of proprietary concern and management prerogative with the reasonable and legitimate information requirements of shareholders.

Submitted by

Patricia T. Birnie
November 4, 1987

Proposal submitted to the General Electric Company for consideration at the 1988 Annual Shareholders Meeting.

LETTER TO SEC

December 18, 1987

Ms. Cecelia D. Blye
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Blye:
On December 1, 1987, General Electric Company filed a request for a no-action response from your office in connection with a share owner proposal dealing with the safety of the Company's boiling water reactors. We expressed our intention to omit the proposal from the Company's proxy statement and proxy for the 1988 Annual Meeting of Share Owners. It was our conclusion that the proposal could be excluded under Rule 14a-8(c)(12) (17 C.F.R. 240.14a-8(c)(12)).
***4** On December 14, 1987, we received a copy of a letter addressed to you from the proponent, Patricia T. Birnie. Contrary to Ms. Birnie's assertions, "the heart of GE's challenge" to her current proposal is that it deals with "substantially the same subject matter" as the proposal included in the Company's proxy and proxy statement last year. In our original letter, we concede that the two proposals request different responses from the Company. It is our opinion, however, that the subject matter of a proposal cannot be determined by reference to the acts requested of the Company alone. Instead, each proposal must be considered in light of their respective introductory clauses and their

scope of any shareholder proposal. My current proposal is a very specific request never brought before this Company's management. It most assuredly is not the same as any of my previous proposals.
I therefore urge you to take note of the differences and affirm that this proposal should be a part of the 1988 proxy statement of the General Electric Company.

Sincerely,
Patricia T. Birnie

SEC LETTER

1934 Act / S -- / Rule 14a-B

February 4, 1988

Publicly Available February 4, 1988

Re: General Electric Company (the "Company")
Incoming letters dated November 30 and December 18, 1987
The proposal relates to the preparation of a report to Company stockholders concerning quality assurance issues regarding the Company's Boiling Water Reactors, and the status of all lawsuits concerning the Company's nuclear reactors.
This Division does not concur in your opinion as to the applicability of Rule 14a-8(c)(12) to the proposal. Accordingly, we do not believe that the Company may rely on Rule 14a-8(c)(12) as a basis for omitting the proposal from its proxy material.

Sincerely,

Cecilia D. Blye
Special Counsel

Securities and Exchange Commission (S.E.C.)
1988 WL 233653 (S.E.C. No - Action Letter)
END OF DOCUMENT

Original Image of this Document (PDF)

1991 WL 178522 (S.E.C. No - Action Letter)
(SEC No-Action Letter)

*1 Bristol-Myers Squibb Company
Publicly Available March 7, 1991

LETTER TO SEC

December 24, 1990

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel Division of Corporation Finance
Bristol-Myers Squibb Company Shareholder Proposal of Theresa Nemeth Schweigert

Ladies and Gentlemen:
Pursuant to Rule 14a-8(d) of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), filed herewith on behalf of Bristol-Myers Squibb Company ("BMS") are six copies of a letter dated November 7, 1990, from Theresa Nemeth Schweigert (the "Proponent"), setting forth the text of a shareholder resolution (the "Proposal"). The Proponent, a stockholder of BMS, has requested that the Proposal be included in the Proxy Statement and form of proxy (the "Proxy Materials") to be distributed by BMS to its stockholders in connection with the 1991 annual meeting of BMS stockholders to be held on May 7, 1991. BMS asserts that the Proposal may properly be omitted from its 1991 Proxy Materials. Pursuant to Rule 14a-8(d), there is set forth below a statement of the reasons why BMS deems such omission proper.

I. THE PROPOSAL RELATES TO OPERATIONS WHICH ACCOUNT FOR LESS THAN 5 PERCENT OF BMS'S TOTAL ASSETS AND FOR LESS THAN 5 PERCENT OF ITS NET EARNINGS AND GROSS SALES FOR ITS MOST RECENT FISCAL YEAR, AND IS NOT OTHERWISE SIGNIFICANTLY RELATED TO BMS'S BUSINESS. THEREFORE, THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(c)(5) UNDER THE ACT.

The Proposal recommends that BMS refrain from giving money to advocacy or service organizations that support, counsel, or perform abortions.
BMS does not have any health care or other business operations which are involved in the performance of abortions. Accordingly, none of BMS's total assets, gross sales or net earnings are attributable to abortions and therefore the economic thresholds of Rule 14a-8(c)(5) have not been satisfied with respect to the Proposal. Likewise, not only does abortion have no "significant" relationship to BMS's business, it has no relationship to BMS's business. Accordingly, the Proposal is clearly excludable under Rule 14a-8(c)(5).
Recognizing this defect, the Proponent has attempted to "bootstrap" the abortion issue by drafting its Proposal to relate to BMS's charitable contributions to "advocacy or service organizations that support, counsel or perform abortion". Of course, BMS makes charitable contributions just as does virtually every other large public corporation. However, the aggregate amount of money which BMS contributed to charities and other organizations in its most recent fiscal year (1989) was an amount equal to less than 5% of BMS's total assets as of December 31, 1989, 5% of BMS's gross sales for the fiscal year ending December 31, 1989, and 5% of BMS's net earnings for the fiscal year ending December 31, 1989. Moreover, charitable contributions are not otherwise significantly related to BMS's business. If the Division of Corporation Finance (the "Division") were to take the view that the Proposal has a significant relationship to BMS's business because it is drafted in terms of BMS's charitable contributions to entities that support abortion, then the result would be that any social or political issue could be raised in any company's proxy statement by addressing the issue in terms of the company's charitable contributions policy. For example, could a company that has nothing to do with the tobacco business be required to include in its proxy statement a proposal that the company

charitable contributions to. The resolution included in the Proposal recommends that BMS "refrain from giving money to advocacy or service organizations that support, counsel, or perform abortion". The Proposal does not describe what constitutes an "advocacy" or "service" organization that "supports abortion". Is a charity that assists battered women a service organization which supports abortion if a member of such charity's governing body is an officer of a family planning group? Is a not-for-profit hospital which does not perform abortions but does refer women to a hospital or clinic which does perform abortions a service organization which supports abortion? Is a university which has a medical school that teaches medical students how to perform abortions a service organization which supports abortion? Is a university which has a law school which conducts clinics on defending First Amendment and Fourteenth Amendment rights an advocacy organization which supports abortion? In light of the foregoing the Proposal would require that the Board make determinations with respect to which organizations constitute advocacy or service organizations which support abortion. Such determinations would definitely be subject to differing interpretations by both BMS's shareholders and the Board. Therefore, the shareholders voting on the Proposal would not be able to determine with reasonable certainty what actions the Board would take under the Proposal and any action taken by the Board implementing the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. The Proposal therefore meets the tests set forth by the Division in BellSouth Corporation.

In addition, certain of the "WHEREAS" clauses included in the Proposal are false and misleading. First, the third "WHEREAS" clause states that "the company is dependent on people as employees and customers to conduct business". This statement is false and misleading because it implies that abortions will somehow harm BMS's ability to conduct business without being supported by any factual evidence produced by Proponent for such implication. Second, the fourth "WHEREAS" clause states that "The decreased availability of workers may have an inflationary impact and affect the company's competitiveness". This statement is false and misleading because it appears to merely be Proponent's opinion set forth as a fact which is unsupported by any factual foundation provided by Proponent. Indeed, many people might disagree with this statement, either with respect to the long-term or the short-term. Third, the fifth "WHEREAS" clause states that "The decreased number of potential customers may further impact the company's profitability". This statement is false and misleading because, once again, it appears to merely be Proponent's opinion set forth as a fact which is unsupported by any factual foundation provided by Proponent.

***4** For the foregoing reasons, BMS believes that the Proposal may properly be omitted from BMS's Proxy Materials pursuant to Rule 14a-8(c)(3) under the Act.

III. THE PROPOSAL DEALS WITH A MATTER RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF BMS AND THEREFORE THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(c)(7) UNDER THE ACT.

The Proposal recommends that BMS refrain from giving money to advocacy or service organizations that support, counsel, or perform abortion.

Although the making of charitable contributions is not among the principal business activities of BMS, there can be no doubt that charitable contributions relate to the conduct of the ordinary business operations of BMS. Almost all large public corporations regularly make charitable contributions as part of their regular business operations. BMS management makes decisions about charitable contributions on a day-to-day basis in connection with the ordinary operation of BMS's various businesses. Such decisions are based on many factors, including, without limitation, the charitable organization involved, the organization's connection with the various communities in which BMS facilities are located and the involvement of BMS employees in such organizations, which cannot be fully disclosed and evaluated at a shareholders' meeting. Therefore, the Proposal should be excludable from BMS's Proxy Materials pursuant to Rule 14a-8(c)(7) for the same reasons set forth above in Section I with respect to Rule 14a-8(c)(5).

BMS respectfully requests that the Division not recommend enforcement action if BMS omits the Proposal from its 1991 Proxy Materials. If you disagree with the foregoing or require any additional information, please contact the undersigned at (212)546-3040.

BMS is informing the Proponent of BMS's intention to omit the Proposal from the 1991 Proxy Materials by sending it a copy of this letter. Pursuant to Rule 14a-8(d), five copies of this letter are enclosed herewith.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it

In arriving at this position the staff notes that you have not indicated that the Company does not make any contributions to organizations that support, counsel or perform abortions. In light of that fact and considering the social and public policy implications of the subject matter of the proposal (i.e., abortion), the staff is unable to conclude that the proposal is not otherwise significantly related to the registrant's business. Accordingly, we do not believe that the Company may rely on Rule 14a-8 (c)(5) as a basis for omitting the proposal from its proxy material.
There appears to be some basis for your view that certain portions of the proposal are potentially false and misleading and therefore excludable under Rule 14a-8(c)(3). It would appear, however, that these defects could be cured if the proposal were revised as follows: the third, fourth and fifth whereas clauses either should be deleted or rephrased as opinions of the proponent. Assuming the proponent revised the proposal in the manner indicated within seven calendar days of receipt of this response, the staff does not believe that the Company may rely on Rule 14a-8(c)(3) as a basis for omitting the proposal from its proxy materials.
Finally, this Division is unable to concur in your view that the proposal may be omitted under Rule 14a-8(c)(7) as dealing with a matter relating to the conduct of the ordinary business of the Company. The proposal, if implemented, would prohibit certain types of charitable contributions. In the staff's view, the allocation by management of corporate funds for charitable purposes involves decisions which are beyond matters of the Company's ordinary business operations. Under these circumstances, we do not believe that the Company may rely on Rule 14a-8(c)(7) as a basis for omitting the proposal from its proxy materials.

***6** Sincerely,

William H. Carter
Special Counsel

Securities and Exchange Commission (S.E.C.)
1991 WL 178522 (S.E.C. No - Action Letter)
END OF DOCUMENT

2005 WL 433468 (S.E.C. No - Action Letter)
(SEC No-Action Letter)

*1 3M Company
Publicly Available February 22, 2005

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 22, 2005

Publicly Available February 22, 2005

Re: Delta Air Lines, Inc.
Incoming letter dated January 20, 2005
The proposal requests that the board initiate the appropriate process to amend Delta's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.
We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).
We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).
We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sara D. Kalin
Attorney-Advisor

LETTER TO SEC

January 5, 2005

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:
In the no-action request sent to the Staff today, I neglected to mention our agreement to promptly forward to the Proponents any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M. My apologies.

Sincerely,
Gregg M. Larson

3M is a diversified technology company with a global presence in health care; industrial; display and graphics; consumer and office; safety, security and protection services; electronics, telecommunications and electrical; and transportation markets. 3M has subsidiaries in more than 60 countries and manufactures or sells more than 50,000 products in nearly 200 countries. 3M's products include medical tapes, dental and orthodontic products, pharmaceutical products such as immune response modifiers and women's health products; pressure sensitive tapes and abrasives; optical films and lens solutions for electronic displays, reflective sheeting for transportation safety; Scotch® MagicTM tape and Post-it® Note products; products to protect worker safety; flexible circuits and telecommunications products; and products used in the manufacture, repair and maintenance of cars, boats and aircraft. 3M's products include those that are chemical-based and pharmaceuticals. 3M's new product introduction system includes a thorough assessment by staff in medical, toxicology and environmental, health and safety departments of the safety and efficacy of 3M's products for our employees, users of our products and the environment. As part of this safety assessment, knowledgeable 3M staff conducts only necessary and appropriate animal studies that have been reviewed and approved by 3M's staff veterinarian and a senior 3M management committee to test the safety and efficacy of its products.

***3** 3M believes that it may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the 3M's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. The Commission further explained that that the ordinary business exclusion rests on two principal considerations. The first relates to the subject matter of the proposal. The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." Id.

While we understand that proposals implicating social policy issues are sometimes permissible notwithstanding their intrusion into ordinary business operations, in this case the Proposal is excludible because at a minimum the third part of the Proposal requests that 3M's Board of Directors "petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods," non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, "along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countrics." Because this resolution requests 3M to take specific actions relating to regulatory processes involving an aspect of 3M's products and operations, the Proposal is excludible as a matter relating to 3M's ordinary business operations.

The Staff has consistently concurred that proposals requesting a company to take actions related to the regulatory and legislative processes relevant to a company's products or services may be excluded under Rule 14a-8(i)(7). In Niagara Mohawk Holdings, Inc. (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (i.e. evaluating the impact of legislative and regulatory actions ...)." Additionally, in Int'l Business Machines Corp. (avail. Mar. 2, 2000), the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." See also Electronic Data Systems Corp. (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in Pacific Enterprises (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was methods" for each of the chemical ingredients in 3M's substantial number of products; (ii) a thorough understanding of the medical, toxicological and scientific standards, including the methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; (iii) which test methods are acceptable to each applicable agency in each of the more than 200 countries where 3M does business; (iv) a thorough understanding and knowledge of the "non-animal methods" currently used and accepted by the OECD and other developed countries; and (v) whether such non-animal methods for testing the safety and efficacy of its products will ensure the safety of consumers. Such a complex inquiry is precisely the type of inquiry that should not be left to shareholders to resolve at an annual meeting and is therefore appropriately captured within the ordinary business exclusion.

We are aware of the Staff's decision in Wyeth (avail. February 4, 2004) that denied exclusion of a proposal that asked Wyeth's Board, in part, to "formally request that the relevant regulatory agencies accept validated in vitro tests as replacements to animal tests." In Wyeth, the company provided no detailed discussion and analysis of the reasons why that proposal was within the scope of the ordinary business exclusion and provided only two citations to no-action letters, neither of which involved proposals requesting the company to take action related to regulatory and legislative processes relevant to the company's products or operations. Unlike Wyeth, we believe we have made a compelling argument under the standards set forth in the 1998 Release and the well-established precedent discussed above that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable in Its Entirety Because One Part of It Relates to Ordinary Business Operations.

***6** Although only one of the three parts of the Proposal may be excludible as pertaining to 3M's "ordinary business operations," the Staff has consistently ruled that shareholder proposals may be excluded in their entirety if a portion of a proposal relates to the company's "ordinary business operations." For example, in Intel Corp. (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution related to Intel's "ordinary business operations" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). See also Johnson & Johnson (avail. Jan. 15, 2003) and General Electric Co. (avail. Jan. 15, 2003) (identical proposals to Intel Corp.'s also excluded by the Staff pursuant to 14a-8(i)(7)). In addition, the Staff ruled in E*Trade Group, Inc. (avail. Oct. 31, 2000), that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate to E*TRADE's ordinary business operations." See also Associated Estates Realty Corporation (March 23, 2000) (permitting omission of a proposal that "relates in part to ordinary business operations" (emphasis added)); General Electric Company (February 10, 2000) (permitting omission of a proposal because "a portion of the proposal relates to ordinary business operations") (emphasis added)); Wal-Mart Stores, Inc. (March 15, 1999) (permitting omission of a proposal in which only "paragraph 3 of the description of matters to be included in the report" that was to be created by the company related to ordinary business operations); and Kmart Corporation (March 12, 1999) (same). Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. See E*Trade Group, Inc. (avail. Oct. 31, 2000) and College Retirement Equities Fund (avail. May 3, 2004).

Even if the issues of animal testing may in certain contexts implicate a significant social policy issue, the mere fact that a proposal touches upon a social issue is not sufficient to remove it from the sphere of "ordinary business operations." See E.I. du Pont de Nemours and Co. (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Even where proposals addressing regulatory and legislative actions applicable to business operations raise social policy issues, the Staff consistently has viewed proposals about regulatory and legislative processes to be matters of ordinary business conduct. For example, in Philip Morris Companies Inc. (avail. Feb. 4, 1997), the Staff found that a proposal requiring the company to implement FDA regulations to curb youth smoking was excludable under the ordinary business exception, notwithstanding that other types of proposals addressing smoking issues have been found to implicate significant social policy considerations. In this case, the Proposal may be excluded because, instead of merely addressing a social policy issue regarding whether 3M applies non-animal testing methods, the Proposal directs 3M to take a specific position

Attachment A

November 8, 2004

GREGG M. LARSON
ASSISTANT GENERAL COUNSEL AND SECRETARY
3M COMPANY
3M CENTER
BUILDING 0220-13-W-39
ST. PAUL, MINNESOTA 55144-1000
Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:
Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2005 annual meeting. Also enclosed are letters from the proponents of the resolution along with letters certifying to ownership of stock where the shares are held in street name.
If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. After November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182. I can also be reached on my cell phone at 202-641-0999.

Very truly yours,
Susan L. Hall

3M COMPANY SHAREHOLDERS' RESOLUTION

This Proposal is submitted by a collective of concerned shareholders. [FN1]

FN1. The proponents of this Resolution are Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer.

End of Footnote(s).

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements [FN2] and that such testing is on the rise; [FN3] and

FN2. CCAC Animal Use Survey - 2001: http:// www.ccac.ca/english/FACTS/Facframeaus2001.htm

FN3. Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

End of Footnote(s).

*9 WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold, [FN4] generally without any pain relief; and

FN4. CCAC Animal Use Survey - 2001

End of Footnote(s).

WHEREAS, non-animal test methods are generally less expensive, [FN5] more rapid, and always more humane, than animal-based tests; and

2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.
Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,
Patience P. Pierce

ENCLOSURE

September 28, 2004

GREGG M. LARSON
ASST. GENERAL COUNSEL & SECRETARY
3M COMPANY
3M CENTER
BUILDING 0220-13-W-39
ST. PAUL, MN 55144-1000
Re: Shareholder Resolution for inclusion in the 2005 Proxy Statement

Dear Mr. Larson,
A.G. Edwards & Sons is the record holder of 640 shares of **3M** Company common stock held on behalf of our client, Patience P. Pierce. Our client acquired these shares on or before 1998 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the **2005** annual meeting.
If you have any further questions, please do not hesitate to contact me.

Sincerely,
Lise Robinson, MBA
Financial Consultant

ENCLOSURE

September 29, 2004

GREGG M. LARSON
ASSISTANT GENERAL COUNSEL AND SECRETARY
3M COMPANY
3M CENTER
BUILDING 0220-13-W-39
ST. PAUL, MINNESOTA 55144-1000
Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:
Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the **2005** annual meeting. I own 160 shares under **3M** account number 3000645834 MM01. I have held these shares continuously for more than one year and intend to hold them through and including the date of the **2005** annual meeting of shareholders.
Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:
Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.
Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

***12** Very truly yours,
??

ENCLOSURE

October 4, 2004

MR. GREGG M. LARSON
ASSISTANT GENERAL COUNSEL AND SECRETARY
3M COMPANY
3M CENTER
BUILDING 0220-13-W-39
ST. PAUL, MINNESOTA 5144-1000
Re: 9D3815 SHAFFER FAMILY TR DTD 12-28-93 IM

Dear Mr. Larson:
This letter is to inform you that Mrs. Marlis Shaffer holds 3M Company in the captioned account with Bessemer Trust Company of Florida. Currently the account holds 100 shares of 3M Co and to support this claim I have enclosed a security ledger report reflecting the trading history of 3M Company. The shares of 3M Company are restricted and will not be sold unless directed by the client.
If you require any additional information please feel free to contact me 1- 800-448-9843.

Sincerely,
Kathy L. Feeney
Asst. Client Account Manager

LETTER TO SEC

January 26, 2005

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
U.S SECURITIES AND EXCHANGE COMMISSION
450 FIFTH ST., N.W.
WASHINGTON, D.C. 20549
Re: Shareholder Proposal by Concerned Members of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the **2005** Proxy Statement of **3M** Company

Ladies and Gentlemen:
This letter is filed in response to a letter dated January 5, **2005,** submitted to the SEC by **3M** Company ("**3M**" or "the Company"). The Company seeks to exclude from its **2005** proxy statement a proposal sponsored by five concerned shareholders. [FN1] The Company seeks to exclude the proposal based on Rule 14a-8(i)(7), asserting that ordinary business operations are implicated, and Rule 14a-8(i)(10), as substantially implemented.

Unlike the highly specific and prescriptive toxicity testing requirements that exist for pesticides and certain other types of chemicals, the pre-clinical safety testing of pharmaceuticals tends to be a more flexible and interactive process, involving extensive dialogue and negotiations between a product manufacturer and relevant regulatory bodies. This process affords companies like 3M an excellent opportunity to request that relevant regulatory agencies "accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the OECD..." Neither 3M's support for the Johns Hopkins Center for Alternatives to Animal Testing nor its general policies on animal research, is a substitute for the kind of direct and active liaison with regulatory agencies in the U.S. and abroad that is needed to persuade these agencies to become more accepting of validated non-animal test methods such as those outlined in the Proposal.

***14** Accordingly, the Staff should decline to concur with the Company's position on this point.

B. 3M's Concession That Only One Part of the Resolution Allegedly Falls Within the Ordinary Business Exception

3M claims that only the third prong of the proposal constitutes ordinary business operations, but contends that the entire resolution must fail nevertheless. As noted above at footnote 2, the Staff has already concluded that substantially the same resolution seeking substantially the same actions does not meet the criteria of ordinary business operations. However, even if the Staff were to reverse earlier concurrences with the proponents, that would not justify omitting the entire resolution when **3M** admits that the first two portions do not meet the ordinary business operations exclusion. The three prongs of the resolution are mutually distinguishable and capable of standing alone. Accordingly, the Staff should not issue a no action ruling in support of **3M's** petition, and at a minimum should allow the first two aspects of the resolution to appear in the **2005** proxy materials.

C. Substantial Implementation Arguments Fails

In its no action letter, 3M suggests that certain aspects of the Proposal have been substantially implemented. In order for the Company to assert that the substance of the Proposal has been implemented, it must be able to demonstrate that it uses in vitro tests for assessing "skin corrosion, irritation, absorption, phototoxicity and pyrogenicity," when and where applicable, together with a general commitment to "replacing animal-based tests with non-animal methods," and followed by petitioning "regulatory agencies" to accept validated in vitro assays.

3M has implemented none of the foregoing. The Company's no action letter entirely fails to address these five specific non-animal test methods and instead highlights its "Global Policy for Animal Welfare in Testing and Research." The major premise of the Policy is to "safeguard the health and safety of its customers through the judicious use of laboratory animals in research and development of new products." As its name suggests, the "Policy" is entirely focused on the "use of laboratory animals in research and development..." not on any of the points in the Proposal. The resolution asks 3M to commit to using five validated non-animal methods to test for five specific endpoints.

In sum, it is apparent that 3M has not substantially implemented the proposal. Accordingly, the Staff should decline to concur with the Company's view on this point.

The Deadline Required by Rule 14a-8(j)(1)

Rule 14a-8(j)(1) imposes certain deadlines on the Company in connection with attempting to omit a shareholder resolution. The Rule requires in relevant part that:

If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide [the proponent] with a copy of its submission.

***15** We do not know when the Staff received **3M's** no action letter dated January 5, **2005;** however we do know when the Company served it on the proponents of the resolution - by telecopy on January 24, **2005,** fully 19 days after the date on **3M's** letter to the Staff. [FN3]

FN3. The Company had been specifically alerted to the change of address for the proponents' counsel in a letter dated November 8, 2004 which accompanied the shareholder resolution. That letter

simultaneously and in good faith providing a copy to the proponents' representative.
For the reasons set forth in our no action letter dated January 5, **2005,** we request the concurrence of the Staff that it will not recommend enforcement action if **3M** excludes the Proposal from the **2005** Proxy Materials. Please call me if you have any questions.

Sincerely,
Gregg M. Larson
Associate General Counsel and Secretary

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.
2005 WL 433468 (S.E.C. No - Action Letter)
END OF DOCUMENT

Original Image of this Document (PDF)

2006 WL 538768 (S.E.C. No - Action Letter)
(SEC No-Action Letter)

*1 Pfizer, Inc.
Publicly Available February 28, 2006

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 28, 2006

Publicly Available February 28, 2006

JOHN JENNINGS CRAPO
P.O. BOX 400151
CAMBRIDGE, MA 02140-0002
Re: Pfizer, Inc.
Incoming letter dated January 28, 2006

Dear Mr. Crapo:
This is in response to your letter dated January 28, 2006 concerning the shareholder proposal you submitted to Pfizer. On January 23, 2006, we issued our response expressing our informal view that Pfizer could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.
After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

LETTER TO SEC

TABULAR OR GRAPHIC MATERIAL SET FORTH AT THIS POINT IS NOT DISPLAYABLE

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss	BOARD OF REGISTRATION OF SOCIAL WORKERS
IN THE MATTER OF JOHN JENNINGS CRAPO LICENSE No. 201201	DOCKET NO. SW-05-003

BOARD'S FINAL DECISION AND ORDER

Procedural Background

This matter comes before the Board of Registration of Social Workers ("Board") on Prosecuting Counsel's Motion for Summary Decision (the "Motion") filed on June 30, 2005. The Respondent did not file a timely response to the Motion and on July 12, 2005, the Board granted the Motion. On that date, the Board mailed a copy of the decision along with a cover letter notifying Respondent that if he

Discussion

Here, the record conclusively demonstrates that the Respondent is 100 percent disabled as a result of chronic paranoid schizophrenia. His evaluation by the U.S. Department of Veterans Affairs states that he is unable to establish and maintain work and social relations. Respondent has offered nothing to dispute this fact. Social workers may not perform any professional function or service while impaired as a result of incapacitation due to illness. 258 CMR 20.05. The Board has the authority under M.G.L. c. 112, section 61 to revoke a license to practice social work if it appears to the Board that the licensee is incapacitated by reason of mental illness. The record before the Board demonstrates that Respondent is in violation of 258 CMR 20.05.

Conclusion and Order

***3** As found above, Respondent is subject to discipl?? by the Board Accordingly, the Board Orders that Respondent's license to practice as a social worker in the Commonwealth of Massachusetts be suspended for two (2) years. At the end of the two year suspension period Respondent may apply to the Board for re licensure so long as Respondent can provide evidence that he is current with all licensure requirements at the time he applies.
The Board voted in favor of a motion to issue this Order on December 6, 2005 by a unanimous vote.

RIGHT TO APPEAL

This is a final decision of the Board, pursuant to M.G.L. c. 112, section 30A. Respondent is hereby notified of his right to appeal this Final Decision and Order by filing a written petition for judicial review with the Supreme Judicial Court within thirty days after the entry of this Order, pursuant to M.G.L. c. 112, sections 64.
Board of Registration of Social Workers
??
Date issued: Dec 6, 2005
2006 WL 538768 (S.E.C. No - Action Letter)
END OF DOCUMENT

Original Image of this Document (PDF)

1988 WL 234764 (S.E.C. No - Action Letter)

(SEC No-Action Letter)

*1 Procter and Gamble Company
Publicly Available July 27, 1988

LETTER TO SEC

June 10, 1988

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Cecilia D. Blye
Special Counsel for Shareholder Proposals
Division of Corporation Finance

Re: Shareholder Proposal--Susan D. Knapp and People for the Ethical Treatment of Animals, Inc.

This letter is submitted on behalf of The Procter & Gamble Company (the 'Company') pursuant to Rule 14a-8(d) adopted under the Securities Exchange Act of 1934. The purpose of this letter is to state our intention of omitting from our 1988 proxy statement a shareholder proposal submitted jointly on behalf of Ms. Susan D. Knapp, 12 Boulder Road, Norwalk, Connecticut 06854 and People for the Ethical Treatment of Animals, Inc., P. O. Box 42516, Washington, D.C. 20015, and to describe our reasons for such omission.

Attached as Exhibit A is a copy of a letter dated May 3, 1988 from Mr. Peter Lovenheim, Attorney-at-Law, 52 San Gabriel Drive, Rochester, New York 14610, offering the proposal in question on behalf of the joint proponents. It is our judgment and belief that the proposal need not be included in our 1988 proxy statement because the proposal deals with substantially the same subject matter as a proposal submitted to security holders at the annual meeting of shareholders held in October of 1987, at which time it received less than 3% of the total number of votes cast in regard thereto so as to now be excludable under Rule 14a-8(c)(12). In addition, because of the nature of the proposal and the circumstances in which it has been submitted, it appears that the proposal 'relates to the redress of a personal claim or grievance' so as to be excludable under Rule 14a-8(c)(4).

Background

The proposal would request the Board of Directors to review the Company's use of live animals in research and testing of non-medical consumer products and report to shareholders on the scope and cost of live-animal testing, including (1) identification of species and numbers of animals used annually; (2) identification of independent laboratories conducting live-animal testing on behalf of the Company; (3) specification of the costs to the Company of all aspects of animal testing; (4) description of experimental procedures performed on animals, including euthanasia; and (5) specification of expenditures and efforts by the Company to reduce use of animals in testing.

The proposal attempts to justify its request for this extensive detailed information as being important to shareholders in evaluating whether they should continue their financial investment in the Company.

In 1987, People for the Ethical Treatment of Animals, Inc. (and a different individual shareholder), also through the representation of Mr. Lovenheim, submitted a proposal on the subject of animal testing which was included in the Company's proxy statement for the annual meeting of shareholders held on October 13, 1987. That proposal attempted to recommend to the Board of Directors that the Company (1) stop all animal testing not required by law, (2) disclose to shareholders what consumer products are tested on animals in painful procedures without anesthesia and (3) begin to phase out product lines which cannot in the near future be legally marketed without painful live animal testing. That proposal received an affirmative vote of 2.2%, or 97.8% against, at the 1987 annual meeting of shareholders. A copy of the 1987 proposal on the subject of animal testing as it appeared in the

predecessor in 1987, is spotlight the Company's use of animals in safety testing for consumer products so that shareholders will make, not a financial judgment, but a moral judgment so as to inveigh against the Company's practices. At bottom, this is precisely the issue brought before the shareholders in 1987, and the attempted justification in terms of relevance to financial decisions is specious.
Accordingly, we believe that the proponents should not be allowed to submit a proposal on this subject until 1991, pursuant to Rule 14a-8(c)(12).

2. Redress of Personal Claim or Grievance--Rule 14a-8(c)(4)

Rule 14a-8(c)(4) provides that a registrant need not include a shareholder proposal which 'relates to the redress of a personal claim or grievance against a registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large . . ..'
This is, of course, another area requiring some degree of subjective judgment. However, it seems quite evident that the organizational imperative or People for the Ethical Treatment of Animals, Inc. is to crusade against animal testing wherever it may be found. This crusade, to be sure, provided the motivation for submitting a proposal on this subject in 1987, and the Company did not question their right to make that submission. However, as the proposals multiply it is becoming apparent that the purpose here is not so much to request action or information as an investor in Procter & Gamble as it is to pursue a broader campaign directed at society in general. The Company did not attempt to invoke Rule 14a-8(c)(4) in 1987 because to some extent any shareholder proposal represents a 'personal grievance' (insofar as it must be presumed that a shareholder feels strongly about something before bothering with a proposal). However, when the proponent organization's investment is small and the same subject keeps coming back, the inference is strong that the shares were purchased for the purpose of making the proposal rather than the other way around, as a way to carry on a campaign which has very little to do with investing in the Company as such. In these circumstances, it appears to us that the current proposal, if not the one in 1987, is fairly one which 'relates to the redress of a personal claim or grievance' within the meaning of Rule 14a-8(c)(4).
* * *
***4** Please be advised that I am an attorney qualified to practice law in the state of Ohio and before the federal bar. This letter is thus submitted as both the objections of the Company to the subject proposal and the supporting opinion of counsel required under Rule 14a-8(d). Six copies of this letter and the exhibits are submitted in conformity with the current rule. The expected date of mailing of our 1988 proxy materials, and hence the expected date of filing of our definitive proxy materials for 1988, is September 2, 1988. If you require additional information, I can be reached at 513-983-3106 during normal business hours.

Very truly yours,
Ashley L. Ford
Secretary and Division Counsel

ENCLOSURE

April 25, 1988

Mr. Peter Lovenheim
Attorney at Law
52 San Gabriel Drive
Rochester, NY 14610

To Whom It May Concern:
Please be advised that Susan D. Knapp is the beneficial owner of 330 shares of Procter & Gamble Company common stock and has owned such shares for more than one year. These shares are held in Street name in her account at Dean Witter.

Very truly yours,
David B. MacNeil

Submitted to The Proctor & Gamble Company

by Ms. Susan D. Knapp

12 Boulder Road

Norwalk, CT 06854 and People for the Ethical Treatment of Animals, Inc.

P.O. Box 42516

Washington, DC 20015
May 3, 1988

RESOLVED: That the Board of Directors is requested to review P&G's use of live animals in research and testing of non-medical consumer products, whether conducted directly by P&G or on P&G's behalf by independent laboratories, and report to shareholders its findings on the scope and cost of live-animal testing, including:
--Species and numbers of animals used annually, including dogs, cats, guinea pigs, hamsters, rabbits, mice, rats, ferrets, gerbils, 'mini-pigs,' and others;
--Identification of independent laboratories with which P&G contracts for live-animal research and testing;
--Costs to P&G of animal testing, including purchasing, housing, and maintaining animals; training and employing animal care staff, veterinarians, and technicians; and performing experiments on animals, including the aggregate amount paid annually for animal testing at outside laboratories;
--A list of experimental procedures performed, including eye irritancy, oral toxicity, and lethal dosage tests, and the means by which euthansia is performed on animals;
--Expenditures made by P&G in its efforts to reduce animal usage, showing support for in-house and independent development of non-animal alternatives, refinement of in-house test procedures, and proposals made to government agencies or industry associations.
Such report shall omit trade-secret information.

SUPPORTING STATEMENT

P&G uses thousands of animals every year in research and testing of non-medical consumer products including soaps, laundry detergents, and deodorants manufactured under its Laundry and Cleaning and Personal Care lines. In 1986, P&G ranked in the top ten among American companies in number of live dogs (1,264) reported used in all types of in-house research, according to an independent analysis of government data.
Development and testing of some of these products causes pain and suffering to the animals involved.
In recent years, P&G has been exploring alternatives to live animal tests, and we encourage it to move ahead with such efforts.
Nevertheless, shareholders presently have little data by which they can know the full scope and the costs of P&G's animal testing program. Without such information, shareholders cannot intelligently evaluate the company's present use of animals or its progress toward reform.
P&G reports filed with the government under the Federal Animal Welfare Act, for example, routinely exclude rats and mice. Moreover, P&G has acknowledged that, besides its own in-house research, it 'uses at least 10 outside laboratories' for animal tests. ('News for Investors,' Investor Responsibility Research Center, Vol. XIV, No. 10, November, 1987, p. 219.) As outside laboratories do not report the allocation of animal usage among their corporate clients, there is no way--short of disclosure by a corporation--that shareholders can ascertain the true scope of their company's use of animal tests.
***6** In short, shareholders do not know how many animals P&G uses, in which facilities, in what kinds of experiments, or at what cost.
In a 1986 report to Congress, the U.S. Office of Technology Assessment concluded: 'Whole-animal tests can be far more costly than in vitro and nonanimal alternatives, largely because they are labor-intensive.'
How much does P&G's animal testing program cost shareholders every year? Shareholders have a

labor policies and plant sites.
The Commission staff, after considering arguments of counsel for both sides, rejected V.F.'s position that the second proposal dealt with 'substantially the same subject matter' as the first, and opined that the 1987 proposal could not be omitted under Rule (c)(12).
See also, General Electric Co. (avail. Feb. 4, 1988), first proposal: assist utilities in retiring nuclear reactors; second proposal: request report on quality assurance of boiling water reactors; Dresser Industries, Inc. (January 25, 1984), first proposal: sign Sullivan Principles; second proposal: request report on activities in South Africa including labor practices and policies.
In each of these cases, the proposals dealt with broad issues (corporate activities in Northern Ireland, South Africa, nuclear reactor safety) but addressed different substantive concerns about those issues. (In contrast, see American Electric Power Co. (avail. Jan. 20, 1988) where second proposal was omitted because both proposals addressed all relevant aspects of acid rain issue and only difference was request for report vs. request for open hearings.)
In the present case, both proposals to P&G deal with the issue of commercial use of live animals in product development and testing. Like the issues dealt with in the cases cited above, this is a broad and complex issue with scientific, economic, and ethical dimensions.
The 1987 P&G proposal called for a halt to animal tests not legally mandated and a phase-out of products dependent on painful procedures. In this way, the 1987 proposal is analogous to the first V.F. proposal calling for implementation of the MacBride principles.
The present proposal, on the other hand, does not deal with non-mandated testing or the pain issue, but instead asks the company to compile a report on the full scope of animal usage (at both in-house and contract labs, species listed on government reports and species exempt from government reports; identification of contract labs) as well as the economic costs of carrying on the animal research and testing program (costs of animals, cages, feed, veterinarians, monies paid to outside labs, etc.). Thus, the present P&G proposal is analogous to the second V.F. proposal requesting an in-depth review of Northern Ireland operations, including matters of labor and plant sites.
***8** Contrary to the accusation made by P&G in its letter to the staff, it is no 'ploy' for P&G shareholders to be concerned about different aspects of an issue as broad as this one. Indeed, only with the kind of information requested can shareholders intelligently evaluate the scope, costs, and growth or diminution of the company's animal research and testing program.
The company's assertion that the 1987 proposal and the present proposal are 'precisely' the same except for 'the literal form' is thus not credible. The two proposals, in fact, address distinct substantive concerns: a halt to non-mandated testing and a phase-out of painful procedures in the first; in-depth information on the scope and economic costs of the company's animal research and testing program in the second.
Co-proponents therefore submit that Rule (c)(12) is inapplicable to the present proposal and should not provide grounds for omission.
II. The proposal does not relate to the redress of a personal claim or grievance against the issuer. Rule (c)(4).
The company claims that one of the co-proponents, People for the Ethical Treatment of Animals, Inc., should be barred from bringing a shareholder proposal to P&G because its alleged 'organizational imperative' to be concerned with animal protection amounts to a 'personal grievance' against the company.
The Commission has stated that 'it is not the Commission's intent' to apply the rule so as to 'exclude a proposal relating to an issue in which a proponent (is) personally committed or intellectually or emotionally interested.' S.E.C. Rel. No. 34-20091, Aug. 23, 1983; 48 Fed. Reg. 194, at p. 38220.
The logical extension of P&G's argument is that non-profit corporations (including churches, schools, foundations, and charities) should be barred from bringing shareholder proposals on issues about which the non-profit shareholder may be sincerely interested and have considerable expertise. The company offers no authority in statute, regulation, prior opinions of staff, or public policy to suggest that such a proposition is or should be the law.
(Even if it were determined that PETA, Inc. was barred from bringing a proposal under Rule (c)(4), the proposal would still not be subject to omission as brought by individual co-proponent Susan D. Knapp. See e.g. IBM, (avail. Feb. 26, 1987).)
In conclusion, I respectfully submit that the company has failed to meet its burden of establishing that co-proponents' proposal may be excluded from the proxy statement under either of the provisions cited. I therefore request the Commission staff to so notify the company.
If the staff wishes any further information about this matter or has any questions, please contact me.

Original Image of this Document (PDF)

2000 WL 233148 (S.E.C. No - Action Letter)
(SEC No-Action Letter)

***1** Chevron Corporation
Publicly Available February 29, 2000

LETTER TO SEC

December 22, 1999

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET N. W.
WASHINGTON DC 20549
1934 Act/Rules 14a-8(i)(12)(ii) and 14a-8(i)(11)

Ladies and Gentlemen:
Pursuant to Proxy Rule 14a-8(d), Chevron requests your concurrence that you will not recommend any enforcement action to the Commission if we omit from our 2000 Annual Stockholders' Meeting proxy materials a stockholder proposal submitted by the Weeden Foundation (the "Weeden Proposal"). In summary, the proposal, reproduced in Attachment "A," requests the Board to prepare a report on the potential environmental damage that would result from Chevron proceeding with plans to drill for oil and gas in the coastal plain, 1002 area, of the Arctic National Wildlife Refuge ("ANWR"). We believe that the Weeden Proposal is contrary to the proxy rules discussed below and, therefore, intend to omit it from the proxy materials. We attach an opinion letter of counsel, Attachment "B," supporting this action.
The Weeden Proposal is identical to a proposal submitted a day earlier by Ms. Kendall Alford-Madden, through her agent Trillium Asset Management. That proposal (the "Alford-Madden Proposal") is reproduced in Attachment "C" and is the subject of another Chevron no-action request letter dated December 31, 1999. The Weeden Proposal is being dealt with separately by this letter because the Foundation made no mention in its transmittal letter of an intent to cosponsor the Alford-Madden Proposal. Therefore, we assume that it is a stand-alone proposal.
We believe that the Weeden Proposal may be omitted from the proxy materials pursuant to the following proxy rules:
• Rule 14a-8(i)(12)(ii)-The proposal may be omitted as it deals with substantially the same subject matter as a prior proposal which at the time of its second submission received less than six percent of the votes cast in regard thereto.
As with the Alford-Madden Proposal, the Weeden Proposal deals with substantially the same subject matter--the risks and benefits associated with Chevron drilling for oil and gas in the 1002 Area of ANWR--as was dealt with in the proposal printed in Chevron's 1997 and 1999 proxy statements, reproduced in Attachments "D" and "E," and voted upon at those annual stockholder meetings. At the 1999 annual meeting, the proposal received a vote of 3.9763% in favor (see calculation in the "Note" at the bottom of Attachment "I"), which falls well below the 6% vote required for a third submission within three calendar years. Therefore, the substantially similar Weeden Proposal may be omitted from consideration at our 2000 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(12)(ii).
For convenience, a comparison of the text of the Weeden Proposal is shown on Attachment "F" with year 2000 additions underlined and deletions struck through. Exhibit "G" showing a comparison of the Weeden Proposal and the 1997 proposal. The proposals, previously set forth in the 1997 and 1999 proxy statements have the following substantial similarities to Weeden Proposal:
***2** 1. The 1997, 1999 and 2000 proposals all deal with substantially the same subject matter--the risks and benefits associated with Chevron drilling operations in the 1002 Area of ANWR. The text comparison on Attachments "F" and "G" reveals that:
a. Most of the text of the "Whereas" clause and the Supporting Statement are the same in the 1999

substantially identical to and was received subsequent to the Alford-Madden Proposal. Therefore, we intend to omit it from our proxy materials.
Chevron's action would be consistent with your prior concurrence in the following no-action letters: Nucor Corporation, available February 16, 1999; AT&T Corp., available January 26, 1999; Stanhome Inc., available January 10, 1997.

Conclusion:

The Weeden Proposal deals with substantially the same subject matter--the risk and benefits inherent in Chevron drilling in the 1002 Area of ANWR--as proposals previously considered at our 1997 and 1999 annual stockholder meetings. In 1999, the time of its second submission, a substantially similar proposal did not receive the 6% vote required to qualify for a subsequent resubmission within a three-year period. Therefore we intend to omit the Weeden Proposal under Rule 14a-8(i)(12)(ii). Chevron respectfully requests the Division's concurrence in the omission.
***4** If you do not concur in the omission under Rule 14a-8(i)(12)(ii) of this proposal and the identical Alford-Madden Proposal, Chevron would then print the Alford-Madden Proposal in its 2000 proxy materials. In that event we respectfully request the Division's concurrence in the omission of the Weeden Proposal under Rule 14a-8(i)(11) as it is duplicative of the Alford-Madden Proposal.
As required by Rule 14a-8(j)(1), we are sending a copy of this letter to the proponent, with Attachment "J" hereto, notifying the proponent of Chevron's intention to omit the proposal from the 2000 Annual Meeting of Stockholders proxy materials.
Enclosed herewith are six copies of this letter with attachments and an additional receipt copy with a self-addressed envelope. Please return the copy to me marked as appropriate to acknowledge your receipt. If you have any questions regarding this letter, please contact me or Hilman P. Walker at (415) 894-2403 or HIPW@chevron.com.

Very truly yours,
Lydia I. Beebe
Corporate Secretary
CHEVRON CORPORATION
575 Market Street
San Francisco, CA 94105

ENCLOSURE

ATTACHMENT B

December 22, 1999

Re: Weeden Foundation Stockholder Proposal

Ladies and Gentlemen:
We have reviewed your letter, dated December 22, 1999, to the Office of Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to a stockholder proposal submitted by the Weeden Foundation for inclusion in the Proxy Statement for your 2000 Annual Meeting of Stockholders (the "Letter"). We have also reviewed the enclosures to the Letter.
Please be advised that, in our opinion, the subject proposal may be excluded from said Proxy Statement pursuant to Rule 14a-8(i)(12)(ii) under the Securities Exchange Act of 1934, as amended, because the proposal deals with substantially the same subject matter as two prior proposals. Because (a) the two prior proposals were included in your proxy materials within the last five years, (b) the present proposal has been received within three years of the latest such proposal, and (c) the second of the prior two proposals received less than six percent of the total number of votes cast in regard thereto, the current proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii), as more fully explained in the Letter. In our opinion, in the event the Commission does not concur with your exclusion of the proposal submitted by Ms. Kendall Alford-Madden, the subject proposal may also be excluded from said Proxy Statement pursuant to Rule 14a-8(i)(11), because the proposal would duplicate another proposal previously submitted to you by another proponent that would be included

We will send you a copy of the Division's response as we receive it.

Very truly yours,

LETTER TO SEC

February 2, 2000

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

Ladies and Gentlemen:
Please reference a telephone conversation of February 2, 2000, between Ms. Carolyn Sherman and Mr. Hilman Walker of my staff regarding the withdrawal of the Weeden Foundation stockholder proposal which requested a damage assessment report on potential drilling in the Arctic National Wildlife Refuge.
Chevron Corporation confirms that it will treat the Weeden Foundation as a co-filer of the identical proposal submitted by Kendall Alford-Madden.
However, Chevron respectfully requests your continued consideration of our non-action letter request concerning the Kendall Alford-Madden proposal as set forth in my letter dated December 22, 1999, filed with the Division on December 28, 1999.

***6** Sincerely,
Lydia I. Beebe
Corporate Secretary

LETTER TO SEC

January 20, 2000

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON DC 20549

Ladies and Gentlemen:
Please refer to my no-action request letter dated December 22, 1999. My letter addressed a proposal by the Weeden Foundation requesting Chevron to prepare a report on the potential environmental damage that will result from Chevron proceeding with plans to drill for oil and gas in the coastal plain, 1002 area, of the Arctic National Wildlife Refuge ("ANWR").
The Foundation has withdrawn its proposal as stated in its letter dated January 10, 2000, copy attached. The Foundation wishes to co-file a similar proposal submitted by Ms. Kendall Alford-Madden through her agent Trillium Asset Management.
Therefore, Chevron respectfully withdraws its no-action request letter regarding the Weeden Foundation proposal. However, we reaffirm our request for your review of the Kendall Alford-Madden proposal as set forth in our letter of December 22, 1999.

Sincerely,
Lydia I. Beebe
Corporate Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

Cited No-Action Letters

ABBOTT

John A. Berry
Divisional Vice President and
Associate General Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-3591
Facsimile: (847) 938-9492
E-mail: John.Berry@Abbott.com

March 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Response to Request for Commission Review of No-Action Letter dated February 28, 2006 Regarding Shareholder Proposal Submitted by Marion Catron

Ladies and Gentlemen:

On behalf of Abbott Laboratories, I hereby request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission determine not to present this request for Commission review of the no-action letter dated February 28, 2006 (the "Abbott No-Action Letter") (a copy of which is attached as Exhibit A, along with Abbott's letter requesting no-action relief and the proponent's response). In the Abbott No-Action letter, the Staff stated that it will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marion Catron from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 24, 2006.

We received a notice on behalf of Marion Catron on November 11, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (the "Proposal") read as follows:

> WHEREAS, the Company conducts tests on animals as part of its product research and development; and
>
> WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and
>
> WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and
>
> WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct . . ."[1]

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

On March 7, 2006, we received a request on behalf of Marion Catron addressed to Ms. Nancy Morris, Secretary of the Commission, requesting that the Commission issue an opinion reversing the Staff's response and therefore requiring Abbott to include the proposal in its proxy materials for its 2006 annual shareholders' meeting.

---

[1] http://abbott.com/citizenship/citizen_abbott/position.cfm

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

For the reasons stated in our December 29, 2005 letter, we believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i) and that the Staff's decision to grant the Abbott No-Action Letter was appropriate. We also believe that the Staff should not present the request to the Commission pursuant to Part 202.1(d) of Section 17 of the Code of Federal Regulations because the request does not involve "matters of substantial importance and where the issues are novel or highly complex."

I. The Staff should not present this request for Commission review because it does not involve "matters of substantial importance" and "issues [that] are novel or highly complex."

The Commission has, upon the recommendation of the Staff, reviewed the Staff's decisions with respect to no-action requests in connection with shareholder proposals. However, this practice has been limited to situations such as one where the no-action letter represented "an abrupt policy shift from the SEC's prior rulings and official statements" (*see* letter dated December 7, 1992 from Sue Ellen Dodell to the SEC regarding *Cracker Barrel* (October 13, 1992)) or one where the Secretary of the Commission stated that "the issue is novel" (*see New Germany Fund Inc.* (May 8, 1998)). Other than in these highly unusual situations, the Staff typically determines not to present requests for reconsideration to the Commission (*See, e.g., Pall Corporation* (October 5, 2005), *ExxonMobil Corporation* (April 28, 2005), *State Street Corporation* (March 9, 2005), and *CheckFree Corporation* (March 15, 2004)).

The Abbott No-Action Letter does not raise any novel or highly complex issues. The issue of animal-based testing is frequently the subject of shareholder proposals, and the Staff has had many opportunities to consider no-action requests with respect to animal testing proposals (*see, e.g., Bristol-Myers Squibb Company* (February 9, 2006) (denying no-action relief on the bases that the proposal and supporting statement are not contrary to the proxy rules and that the company does not lack the authority to implement the proposal), *3M Company* (February 22, 2005) (denying no-action relief on the bases that decisions regarding animal testing are not ordinary business matters and that the proposal had not already been substantially implemented by the company), and *PPG Industries, Inc.* (January 19, 2004) (concurring in the company's view that a proposal requesting the board to implement a policy against animal testing had already been substantially implemented)). Also, as discussed below, the Staff has had many opportunities to consider the issues raised by no-action requests under Rule 14a-8(i)(12).

In addition, the Abbott No-Action Letter does not represent an abrupt policy shift from prior no-action letters and Commission guidance. The Commission has stated that "substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the previous proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will

be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

As we discussed in our letter dated December 29, 2005, while the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988), and *Bristol-Myers Squibb Company* (March 7, 1991), both of which deal with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. Instead, the Staff has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken *(See, e.g. Medtronic Inc.* (June 2, 2005), *Bank of America Corp.* (February 25, 2005), *Saks Inc.* (March 1, 2004) and *Bristol-Myers Squibb Co.* (February 6, 1996), each of which we discuss in our letter dated December 29, 2005). The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions. As a result, we believe that the Staff's position in the Abbott No-Action Letter does not represent an abrupt change in policy, but instead is consistent with the positions taken in the above-cited letters.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not present this request to the Commission. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff decides to present this request to the Commission, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The proponent's legal representative, Leana Stormont, may be reached by facsimile at 757.628.0781.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Marion Catron
c/o Leana Stormont, Esq.
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Exhibit A

Abbott No-Action Letter and accompanying materials

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Marion Catron

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marion Catron from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received a notice on behalf of Marion Catron on November 11, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

> WHEREAS, the Company conducts tests on animals as part of its product research and development; and
>
> WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and
>
> WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and
>
> WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,
>
> BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for

animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct . . ."

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation."

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponent, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponent of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in our 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years. . . ."

We included a proposal (the "Previous Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the Previous Proposal as it appeared in our 2005 proxy materials is attached hereto as Exhibit B. The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal requests that Abbott issue a report to shareholders on the feasibility of amending its policy on animal-based testing so that it ensures superior standards of care for animals used in testing and so that it applies to independent laboratories contracted by Abbott, while the Previous Proposal requested that Abbott cease conducting animal-based tests. Despite the different actions requested by the proposals, both the Previous Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – animal-based testing conducted by or on behalf of Abbott. Both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such alleged abuses, albeit by carrying out different actions.

As evidenced in Exhibit C, the Previous Proposal received 2.51% of the vote at our 2005 annual meeting of shareholders.[1] Since the Previous Proposal failed to meet the required 3% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The proponent's legal representative, Leana Stormont, may be reached by facsimile at 757.628.0781.

[1] Tabulation is as follows: votes cast for – 25,588,601 and votes cast against – 993,974,542. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Marion Catron
c/o Leana Stormont, Esq.
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

13294217 91947408

Exhibit A

Proposal

ABBOTT SHAREHOLDER RESOLUTION

This Proposal is submitted by Marion Catron.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and

development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct ..."[1]

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] http://abbott.com/citizenship/citizen_abbott/position.cfm

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Exhibit B

Previous Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

---

(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeanu2001.htm.

(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.

(3) CCAC Animal Use Survey - 2001.

(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.

(5) ECVAM website: http://ecvam.jrc.it.

(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Exhibit C

Voting Results for the 2005 Annual Meeting

13294217 91947408

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604

Correspondence Exchanged with the Proponent

Animal care

November 9, 2005

Laura Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2006 annual meeting of shareholders.

Please communicate with my designated representative, Leana Stormont, if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Stormont may be reached at:

Leana Stormont, Esq.
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

757.962.8327 (phone)
757.628.0781 (fax)
leanas@peta.org

Thank you for your time and attention in this matter.

Very truly yours,

Marion Catron

Marion Catron

RECEIVED
NOV 1 1 2005
LAURA J. SCHUMACHER

Enclosures
cc: Leana Stormont

ABBOTT SHAREHOLDER RESOLUTION

This Proposal is submitted by Marion Catron.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and

development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct . . ."[1]

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] http://abbott.com/citizenship/citizen_abbott/position.cfm

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

November 9, 2005

Ms. Laura Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Ms. Schumacher:

This firm is the record holder of 1200 shares of Abbott Laboratories common stock held on behalf of our client, Marion Catron. Our client acquired these shares on 200 on 10/7/94, 100 on 12/1/97, 20 on [illegible] and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Scott Peterson
A.G. Edwards & Sons, Inc.
222 S. Riverside Plaza, Suite 300
Chicago, IL 60606

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 17, 2005

Leana Stormont, Esq.
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Dear Ms. Stormont:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2006 Shareholders Meeting is currently scheduled to be held on Friday, April 28, 2006.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen

cc: John A. Berry

Facsimile

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

HEADQUARTERS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-628-0781 (FAX)

Date: March 7, 2006

To: Mr. John A. Berry
Divisional Vice President
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories

Fax: (847) 938-9492

From: Leana Stormont
Counsel
Research & Investigations
People for the Ethical Treatment of Animals
Tel: 757-962-8327
Fax: 757-628-0781
Email: LeanaS@peta.org

RE: Notice of Request for Commission Review of Staff No-Action Letter (February 28, 2006) Regarding Shareholder Proposal Submitted by Marion Catron to Abbott Laboratories Pursuant to 17 C.F.R. § 202.1(d)

Pages: 7 (including cover) *Please note*: Exhibit A is not included in this fax. A complete set of documents is being sent via overnight mail.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

March 7, 2006

VIA FACSIMILE AND OVERNIGHT MAIL

Ms. Nancy Morris
Secretary
U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington D.C. 20549
(202) 772-9324 (fax)

Re: Request for Commission Review of Staff No-Action Letter (February 28, 2006) Regarding Shareholder Proposal Submitted by Marion Catron to Abbott Laboratories Pursuant to 17 C.F.R. § 202.1(d)

Dear Secretary Morris:

On behalf of Marion Catron, People for the Ethical Treatment of Animals ("PETA") respectfully requests that the Securities and Exchange Commission ("the Commission") review the no-action letter issued by the Office of Chief Counsel, Division of Corporate Finance dated February 28, 2006 ("No-Action Letter") to Abbott Laboratories ("Abbott" or "the Company").[1] Ms. Catron is a member and supporter of PETA and has named the undersigned as her designated representative. For the reasons that follow, we respectfully submit that the Staff erred in finding that Abbott may exclude Ms. Catron's proposal from its 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i).[2] PETA requests that the Commission issue an opinion reversing the Staff's response and concurring that it will recommend enforcement action if the Company excludes the proposal.

I. The Animal Welfare Proposal Presently Under Review

This request for review involves a shareholder proposal (the "Animal Welfare proposal") submitted by Ms. Catron for inclusion in the Company's 2006 proxy materials. The Animal Welfare proposal requests that Abbott issue a report to shareholders on the feasibility of extending its animal welfare policy to outside contractors and on the feasibility of implementing enrichment measures for animals used in research at both in-house and independent contract testing

[1] The No-Action Letter along with Abbott and PETA's respective letters to Staff, are Exhibit A to this request.

[2] In support of this request for review, PETA incorporates by reference but has not reproduced the arguments set forth in the letter dated January 11, 2006, which was submitted in opposition to Abbott's No-Action letter.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS facilities.[3] The Animal Welfare proposal concedes that Abbott believes animal testing is a necessary component of "drug discovery and development" and that animal testing will be a fact of life for the foreseeable future.[4] For that reason, the proposal is concerned exclusively with the welfare of animals used in tests carried out by or on behalf of the Company.

As elucidated by the Supporting Statement, the proposal was motivated by the urgent need to ensure that all research conducted for Abbott—be it in-house or by independent laboratories—comports with the Company's animal welfare policy. This need came to light after atrocities involving wanton cruelty and gross neglect were documented at an independent animal testing facility owned and operated by Covance Inc. and disclosed by the media.[5]

It is important to note what the Animal Welfare proposal **does not** do: the proposal does not ask the Company to eliminate animal tests, to reduce the number of animals consumed in research, or to take any actions in regard to the reduction or refinement of animal tests. In fact, the proposal does not ask the Company to take any action at all that would modify or alter the manner in which the Company carries out animal tests. The proposal doesn't even ask the Company to improve animal welfare. Rather, it straightforwardly seeks issuance of a report on the feasibility of extending Abbott's existing animal welfare policy so that it applies to outside facilities and ensures that superior standards of care are provided for all animals consumed in the Company's research.

II. The Prior Proposal—Give the Animals 5

In contrast, last year's proposal, informally known as the "Give the Animals 5" or "GTA5" resolution, asked Abbott to commit to a decisive course of action to dispense with five specific animal tests and to replace those tests with validated non-animal methodologies in the interests of sound science and the complete elimination of animal tests where validated non-animal methodologies exist. The resolution further requested that the Board petition the government agencies that require safety tests to accept the validated non-animal methods as total replacements for animal tests.

---

[3] This resolution has been submitted to eleven other companies. Of the twelve total companies, five have filed no-action letters in an attempt to exclude the animal welfare proposal from their proxy materials. As of this writing, the Staff has refused to concur in three instances. We are still awaiting the Staff's recommendation in response to the fifth no-action letter. The various bases asserted to omit the proposal included vague, indefinite, and beyond the company's power to implement.

[4] *See* "Animals in Biomedical Research," *at* http://abbott.com/citizenship/citizen_abbott/position.cfm#animal (stating "The majority of research at Abbott that involves the use of animals is centered on drug discovery and development").

[5] Information about PETA's investigation at a Covance animal testing facility in Vienna, Virginia is available at www.CovanceCruelty.com. Covance Inc. is an independent contract laboratory that conducts animal tests for various industries including the pharmaceutical industry. *See Barr: animal research is for public's safety*, AZ. REP., Oct. 21, 2005, *at* http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edit21.html (quoting Wendel Barr, president of early development for Covance Inc. stating "We've worked with just about every major company around the world.").

We believe that the Staff erroneously concluded that the Animal Welfare proposal could be omitted pursuant to Rule 14a-8(i)(12)(i) as argued in the Company's letter to the Commission dated December 29, 2005. The proposal under review deals with substantially and discretely different matters. The only conceivable rationale for the Staff's ruling could be that both resolutions deal with animals. PETA firmly believes that asking the Board to issue a report on amending two aspects of the Company's animal welfare policy is not substantially similar to a request that the Company totally eliminate five specific animal tests. Accordingly the proposal may not be properly excluded under Rule 14a-8(i)(12)(i).[6]

III. The Proposal Under Review Does Not Deal with Substantially the Same Subject Matter as the Prior Proposal.

The Animal Welfare proposal and the GTA5 resolution both relate to a diverse class of beings collectively referred to as "animals." A vast universe of issues and concerns arise within the context of the interactions that human beings have with other animals. The use of animals in product testing is one broad category of animal-related issues with far-reaching economic, scientific and ethical dimensions. While both proposals fall under the rubric of "animal testing," they address entirely different substantive concerns and seek very different forms of effectuation.

In *SEC Release No. 34-20091* (August 16, 1983) the SEC explained its reason for adopting the "substantially the same subject matter" standard, stating that staff determinations should be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Thus, the substantially similar determination hinges on the substantive concerns raised by the proposals at issue.

The fact that two proposals relate to the same subject matter or class is not dispositive under Rule 14a-8(i)(12)(i). The staff has consistently found that where two proposals address different substantive concerns involving the same broad issue, the second proposal will not be barred by the earlier proposal. For example, in *Cooper Industries, Inc.* (January 14, 2000) the company was required to include a shareholder proposal which requested a report detailing social and environmental issues related to sustainability notwithstanding the company's argument that a prior proposal that asked the company to adopt a set of global corporate standards on human rights, workplace safety, and the environment was substantially similar. The company argued that the proposals were substantially similar in that both proposals focused primarily on living wages, social justice, and environmental issues in the communities where the company operated. The Staff did not concur. *See also V.F. Corp.* (Feb. 19, 1987) (the proponent's first proposal asked the company to implement the MacBride labor principles. The second proposal asked the board to establish a review committee to undertake an in-depth review of Northern Ireland operations); *General Electric Co.* (Feb. 4, 1988) (the proponent's first proposal asked the company to develop an action plan to provide assistance to utilities to retire nuclear reactors and convert to coal or gas power systems. In the second proposal, the proponent requested a report detailing safety concerns related to boiling water reactors); *Dresser Industries* (Jan. 25, 1984)

[6] It should be noted that where animal tests are replaced with non-animal methodologies, the issue of animal welfare with respect to those tests becomes moot.

(the first proposal asked the company to sign the Sullivan Principles. The second proposal requested a report on the company's labor policies and practices in South Africa).

The Commission's stated reason for focusing on substantive concerns was expressed when the Rule was amended in 1983. "The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided." *SEC Release No. 34-20091* (August 16, 1983).

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested that the company cease all animal tests not required by law and quit selling certain products that required animal testing. The Staff held that the proposal could not be excluded where a prior proposal requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take **a very active and defined course of action as to the broad issue** (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a **passive cause of action** (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(c)(12) as a basis for omitting the proposal from its proxy materials. (emphasis supplied)

Like the respective proposals at issue in *Bristol-Myers Squibb*, the GTA5 proposal asked the Company to take a very definite course of action with respect to the broad issue of animal testing. As summated in the Staff's response to no-action letters submitted by a number of other pharmaceutical and chemical companies "The [GTA5] proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods." *3M Company* (February 22, 2005).

Conversely, the Animal Welfare proposal asks the Company to take a passive course of action by issuing a report on the feasibility of extending its policy to outside contractors and the feasibility of providing superior standards of care to animals. As summated by the Staff's response to other no-action letters, "The [Animal Welfare] proposal requests that the board issue a report to shareholders on the feasibility of amending Pfizer's animal use policy in two specified ways." *Pfizer Inc.* (February 9, 2006).

IV. Inconsistent No-Action Determinations

During the last eighteen years, the Staff has ruled on a number of proposals submitted by PETA that implicate the use of live animals in consumer product testing. For example, in *Proctor & Gamble* (July 27, 1988) the Staff denied Proctor & Gamble's no-action relief holding that a proposal which requested that the company cease all animal tests not required by law and begin to phase out product lines that could not be marketed without animal tests, was not substantially similar to a prior proposal which requested that the company report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as *Proctor & Gamble* argued that the "underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals," Abbott argues that the proposals are substantially similar because "the substantive concern of both proposals is animal-based testing." (No-Action Letter, p. 5) The *Proctor & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12)(i).[7] PETA is concerned that the inconsistency that has arisen as a result of the Staff's recent recommendation in this case will lead to unnecessary confusion and will encourage companies to contest the inclusion of shareholder proposals wherever the subject of live animal testing is at issue in the future.

As was the case in *Proctor & Gamble*, the GTA5 resolution and the Animal Welfare proposal were intended to address entirely distinct substantive concerns. To that end, they request that the Company take vastly different courses of action—the former attempts to completely eliminate five specific animal tests; the latter requests in-depth information. Thus, both the conceptual and substantive thrusts of the two proposals are manifestly distinct. Abbott's attempt to conflate the two simply because they implicate the same broad issue lacks credibility. Abbott would have the Staff believe that the two proposals are substantially similar. Notwithstanding Abbott's argument, PETA can only hope that the Company understands the difference between not using animals at all and providing superior care to the animals they are continuing to use.

For the foregoing reasons, PETA respectfully submits that the Commission should grant discretionary review of the no-action determination that forms the subject of this appeal, and reverse the Division of Corporate Finance's determination that Abbott Laboratories may exclude Ms. Catron's shareholder proposal pursuant to Rule 14a-8(i)(12)(i).

If the Commission has any questions or would like to discuss this matter, please do not hesitate to contact me. I may be reached by telephone at 757.962.8327 or email at LeanaS@peta.org. Abbott's legal representative, John A. Berry, may be reached via facsimile at 847.938.9492.

---

[7] *See, e.g., Chevron Corporation* (February 29, 2000) The company was denied no-action relief and required to include a proposal requesting a report on the environmental damage that would result from Chevron's plan to drill for oil and gas in the Arctic National Wildlife Refuge. The Commission acknowledged that the proposal dealt with the same subject matter as a previous proposal, i.e. drilling in ANWR, but stated that the proposal could not be properly omitted because "the present proposal requests an environmental impact study on the results of such operations rather than their immediate cessation."

Very truly yours,

Leana Stormont

Leana Stormont
Counsel
Research & Investigations

Encl.

cc: John A. Berry
Divisional Vice President
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Rd.
Abbott Park, IL 6004-6011
847.938.9492 (fax)

Mary Beth Breslin
Special Counsel
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
202.942.9525 (fax)

Marion Catron
130 Lockerbie Ln.
Wilmette, IL 60091
(Via regular mail)

Cited No-Action Letters

2005 SEC No-Act. LEXIS 740

Securities Exchange Act of 1934 -- Rule 14A-8

October 5, 2005

[*1] Pall Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 5, 2005

Lee D. Unterman
David J. Greene & Company, LLC
599 Lexington Avenue
New York, NY 10022

Re: Pall Corporation
Incoming letters dated September 26, 2005

Dear Mr. Unterman:

This is in response to your letters dated September 26, 2005 concerning the shareholder proposal submitted to Pall by David J. Green & Company, LLC. On September 20, 2005, we issued our response expressing our informal view that Pall could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn
[*2] Deputy Director

INQUIRY-1: David J. Greene and Company

David J. Greene and Company, LLC
Investment Management
599 Lexington Avenue New York, NY 10022
Tel 212.371.4200
Fax 212.371.5099

September 26, 2005

<u>**Via Fed Ex -- 8507 6417 9518**</u>

U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, NE
Washington, DC 20549-3010

Re: Pall Corporation / Division of Corporate Finance No-action letter September 20, 2005

Dear Sirs:

David J. Greene and Company, LLC ("Greene") a federally registered investment adviser, respectfully appeals to the full Commission from the decision dated September 20, 2005 issued by the Office of Chief Counsel, Division of Corporate Finance, which granted the no- action request submitted by the Pall Corporation ("Pall") in its letter to the Commission dated July 26, 2005 (hereinafter the Staff's no-action letter is referred to as the "September 20th letter"). For the reasons set forth below, Greene believes the Staff erred in finding that Greene "appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted [*3] the proposal".

Contrary to the conclusion reached in the September 20th letter, Pall has been, and is now, well aware of Greene's status as a shareholder and Greene has submitted clear and unequivocal evidence of its continuous ownership of Pall stock for, the requisite one-year period. Although the September 20th letter does not indicate the basis for the Staff's conclusion, since our initial letter to Pall setting forth the proposed shareholder resolution was both timely and contained the requisite representations under Rule 14a-8, we can only surmise that the reason the no-action request was granted was some confusion or misunderstanding as to whether Greene and that certain co-mingled account known as "the DJG Small Cap Fund", were, for 14a-8(b) purposes, one and the same (hereinafter the DJG Small Cap Fund is referred to as the "Fund").

This matter began with a letter from Greene to Pall dated June 7, 2005 containing a simple shareholder proposal calling for the annual election of directors (the "Proposal"). Thereafter, notwithstanding Pall's familiarity with Greene and its holdings, in presenting its no- action request to the Commission, Pall took the disingenuous position [*4] that Greene had not provided satisfactory evidence that it was a "record holder" of Pall shares so as to be eligible to submit the Proposal. In opposing Pall's no action request, Greene submitted the following documentation:

1. A letter dated June 7, 2005, signed by me on behalf of Greene stating that Greene had been a shareholder for more than one year, had held more than $ 2,000 worth of Pall stock continuously since April 2004, and confirming our intent to maintain ownership of the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 7, 2005 is annexed as Exhibit A)

2. A letter dated June 30, 2005, signed by me on behalf of both Greene and the Fund confirming that the Fund owned securities of Pall having a market value of more than $ 2,000 and had continuously held such shares for more than a year, and further confirming that the Fund intended to hold the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that [*5] Greene and the Fund intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 30, 2005 is annexed as Exhibit B)

3. Copies of the Fund's monthly brokerage statements from April 1, 2004 through May 31, 2005 evidencing the Fund's ownership of Pall shares. (For ease of review, a copy of those brokerage statements are collectively annexed, as Exhibit C)

4. Copies of Greene's Form 13F for the quarters ending June 30, 2004 through the quarter ending March 31, 2005 (the most current 13F available at the time of the submission) evidencing Greene as having sole voting authority and discretion for Pall shares with a market value in excess of $ 20 million. (For ease of review, a copy of those Forms 13F are collectively annexed as Exhibit D)

5. A copy of the Fund's Confidential Offering Memorandum dated June 7, 2004, including a copy of the DJG Small Cap Fund Agreement, confirming that Greene was the sole Sponsor and manager of the Fund, Greene was the only entity authorized to act for the Fund, and that no legal entity could hold, purchase or sell securities on behalf of the Fund other than Greene. (For ease of review, [*6] a copy of the Fund's Offering Memorandum is annexed as Exhibit E)

In connection with the instant appeal of the Staff's decision, we are assuming that the Staff took no issue with the sufficiency of the letters dated June 7, 2005 (Exhibit A) and June 30, 2005 (Exhibit B). We also assume that the twelve months of brokerage statements showing the Fund's continuous ownership of a substantial amount of Pall shares, when coupled with the aforementioned letters, would be sufficient to satisfy the eligibility requirements. We assume therefore, the only remaining basis for possibly concluding that Greene failed to make a satisfactory showing of eligibility would be the hyper-technical argument that Greene and the Fund are not one and the same for Rule 14a-8 purposes and that therefore, the Fund should have been the initial proponent of the Proposal, not Greene.

Assuming we understand the Staff's position correctly, we direct the Commission's attention to the Fund's Offering Memorandum and Agreement. The cover page of the Offering Memorandum makes it clear at the outset that the Fund is a co-mingled account and further, that investors in the Fund own Units representing an undivided interest [*7] that is non-transferable. On page 1 of the Memorandum, Greene is identified as the Sponsor, and on pages 12-13, Greene is identified as the manager of the Fund and the backgrounds of its principals who will act as "Fund Managers" are described in detail. Pages 3 and 4 of the Fund Agreement (also included as part of Exhibit E) make it clear that Greene is the only legal entity that can act for the Fund. The Fund simply has no way to act, or to sign documents, or to advance a shareholder proposal, or to make an application to the Commission, other than through Greene.

To grant Pall's no-action request under these circumstances, and to thereby deprive Pall's shareholders of the opportunity to vote on the issue of the annual election of directors for at least another year, is to favor form over substance and to ignore the Commission's public commitment to a fair and full consideration of shareholder proposals. Accordingly we respectfully urge you to reverse the Staff's determination and to deny the relief sought by Pall and direct that the Proposal submitted by Greene be placed before Pall's shareholders at the company's next annual meeting. Since that meeting is to occur in the very [*8] near future, we would further request that you act on this application as expeditiously as possible. In addition, please be advised that we have simultaneously requested that the Staff reconsider the decision that is the subject of this appeal.

Very truly yours,

David J. Greene & Company, LLC
DJG Small Cap Fund

By
Lee D. Unterman

1992 SEC No-Act. LEXIS 984

Securities Exchange Act of 1934 -- Rule 14a-8(c)(7)

October 13, 1992

[*1] Cracker Barrel Old Country Store, Inc.

TOTAL NUMBER OF LETTERS: 6

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Cracker Barrel Old Country Store, Inc.
Incoming letters dated July 13, July 27 and August 11, 1992

The proposal requests that the Board of Directors implement hiring policies relating io sexual orientation and incorporate such policies into the corporate employment policy statement.

The company contends that the proposal is excludable pursuant to Rule 14a-8(c)(7). As a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are; employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation.

Notwithstanding the general view [*2] that employment matters concerning the workforce of the company are excludable as matters involving the conduct of day-to-day business, exceptions have been made in some cases where a proponent based an employment-related proposal on "social policy" concerns. In recent years, however, the line between includable and excludable employment-related proposals based on social policy considerations has become increasingly difficult to draw. The distinctions recognized by the staff are characterized by many as tenuous, without substance and effectively nullifying the application of the ordinary business exclusion to employment related proposals.

The Division has reconsidered the application of Rule 14a-8(c)(7) to employment-related proposals in light of these concerns and the staff's experience with these proposals in recent years. As a result, the Division has determined that the fact that a shareholder proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant. Rather, determinations with respect to any such proposals [*3] are properly governed by the employment-based nature of the proposal.

This is to be distinguished from proposals relating to the compensation of senior executives and directors. The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Accordingly, it is the Division's view that the instant proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7).

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1: THE CITY OF NEW YORK

OFFICE OF THE COMPTROLLER

MUNICIPAL BUILDING

NEW YORK, N.Y. 10007-2341

ELIZABETH HOLTZMAN

COMPTROLLER

August 19, 1992

BY OVERNIGHT MAIL
Attention: William Carter

William E. Morley, Esq.
Chief Counsel
Securities [*4] and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cracker Barrel Old Country Store, Inc.
New York City Employees' Retirement System
Shareholder Proposal

Dear Mr. Morley:

I am writing on behalf of the New York City Employees' Retirement System ("NYCERS") in response to the August 11, 1992 letter to you from Robert G. McCullough, attorney for Cracker Barrel Old Country Store, Inc. ("Cracker Barrel").

The shareholder proposal NYCERS has submitted to Cracker Barrel asks Cracker Barrel to implement non-discriminatory policies relating to sexual orientation and to add explicit prohibitions against such discrimination to its corporate employment policy statement. Cracker Barrel has requested permission to omit NYCERS's proposal from its proxy materials, claiming, in part, that this issue is within the realm of ordinary business operations and is therefore excludable under Rule 14a-8(c)(7).

In its August 11, 1992 letter to you, Cracker Barrel argues that NYCERS "exaggerates the gay rights 'problem' as it relates to Cracker Barrel," and that because the number of employees who were fired in accordance with Cracker Barrel's discriminatory [*5] employment policy is "de minimus [sic]," this issue does not "warrant the kind of attention . . . NYCERS seeks by insisting its proposal be included in the Cracker Barrel proxy."

Cracker Barrel's August 11, 1992 letter reveals that the company apparently misconstrues several important points of law governing the includability of shareholder proposals in corporate proxy materials. I write to bring these apparent misconceptions to your attention and to point out that Cracker Barrel's latest arguments should have no bearing on the SEC Staff's determination.

As a preliminary matter, Cracker Barrel incorrectly states that NYCERS has exaggerated the problem concerning the inability of Gay men and Lesbians to work for Cracker Barrel. Nor was NYCERS "inflammatory" in stating that Cracker Barrel's discriminatory policy generated huge negative publicity and media attention. NYCERS merely set forth the facts as reported in many newspaper articles concerning this issue. Although Cracker Barrel claims that it is not true that three employees were fired from its Mobile, Alabama store in June, 1991 because they were gay, this fact was reported in several news articles at the time, copies of which [*6] I enclosed with my July 30, 1992 submission. Moreover, news reports show that Cracker Barrel restaurants throughout the South, in Michigan, and in Indiana have been the subject of marches, pickets, sit-ins, and weekly demonstrations, and that the company has become the subject of a national boycott. In addition, the issue was publicized nationwide in November, 1991 when ABC-TV's news program "20/20" ran a story on Cracker Barrel's discriminatory policy. I enclose numerous magazine and newspaper articles which establish that NYCERS accurately stated that Cracker Barrel's discriminatory employment policy has indeed generated huge negative publicity and media attention.

In any event, the size of a problem or the relative amount of publicity it receives are not the only concerns in deciding whether an issue is a matter that exceeds ordinary, routine business operations. Evaluating the size of a problem or whether the publicity generated by it is large enough to justify shareholder attention would involve extremely subjective estimations. To Cracker Barrel, the fact that Lesbians and Gay men are denied employment with the company and that three newspapers pick up the story may not be [*7] a huge issue. To the employee who is fired because of his or her sexual orientation, and to the shareholders who read about their company's discriminatory practices in even one newspaper article, it is a very important issue indeed.

Thus, the determination of whether an issue is within or beyond the ordinary business operations exception cannot lie only in the amount of interest generated by the issue and whether a company is "under siege" or not. Rather, includability of a shareholder proposal is determined by the inherent nature of the issue itself. Inherent in Cracker Barrel's discriminatory policy are broad issues of basic human rights: the right to live without discrimination, the right to equal employment opportunities, due process, and equal protection of the laws. As such, and contrary to Cracker Barrel's claim, there is no more appropriate subject for a shareholder proposal.

Cracker Barrel further mischaracterizes the issue by claiming that the number of employees affected by its discriminatory policy is de minimis and that this is a reason for excluding NYCERS's proposal. Plainly, the number of employees affected by a discriminatory policy cannot dictate the determination [*8] of whether the policy is within or without the ordinary business operations exception. If the small number of employees affected by a discriminatory policy were an appropriate rationale for excluding a shareholder proposal seeking to end the policy, then Cracker Barrel could just as well claim that if it discriminated against African-Americans, but had only two African-American employees, its discriminatory policy would be a matter of ordinary business and thus not a proper subject for a shareholder proposal. It is the inherent nature of the issue involved that dictates its classification as a matter within or beyond the realm of ordinary business, not the number of employees who are affected by the issue.

But even if the number of employees affected by Cracker Barrel's discriminatory policy were an appropriate reason to exclude NYCERS's proposal, Cracker Barrel's assumption about the numbers involved is incorrect. Although Cracker Barrel claims to have fired only nine employees, this does not dictate the conclusion that only those employees are affected by Cracker Barrel's policy. According to current statistical and demographic information, roughly ten percent of the population [*9] is homosexual. Accordingly, statistics alone tell us that at any point in time, roughly 10% of Cracker Barrel's employees may be Lesbians or Gay men.

The fact that the numbers look so low to Cracker Barrel is merely a function of how many employees have so far informed Cracker Barrel of their homosexuality. And, of course, if Cracker Barrel has quietly continued its discriminatory employment policy, the number of affected employees will steadily drop. If low numbers of affected employees constituted a reason to exclude shareholder proposals concerning discriminatory practices, then a company could prevent a shareholder proposal regarding discrimination from ever reaching its proxy statements simply by continuing to discriminate so that it would have no affected employees. Plainly, that is not the law. Rather, a shareholder proposal involving the issues of discrimination and equal employment is by definition a proposal that goes beyond the realm of ordinary business operations. Contrary to Cracker Barrel's claim, NYCERS's proposal does not pertain to a "day-to-day issue[] concerning hiring and other personnel matters," and it thus cannot be excluded from proxy materials under Rule [*10] 14a-8(c)(7).

Finally, as Paula Chester, General Counsel to the Comptroller, noted in her July 30, 1992 submission, it is irrelevant that the federal government still does not recognize sexual orientation as a protected category in employment discrimination law. Shareholders may become interested in matters of public policy regardless of whether laws exist concerning the subject. Accordingly, Cracker Barrel's statement that "It seems the NYCERS proposal is trying to force the Company to do what the legislature has declined to force companies to do," constitutes no reason to exclude the proposal under Rule 14a-8(c)(7).

Sincerely,

Sue Ellen Dodell
Deputy Counsel

INQUIRY-2: BAKER, WORTHINGTON, CROSSLEY, STANSBERRY & WOOLF

ATTORNEYS AT LAW

1700 NASHVILLE CITY CENTER

POST OFFICE BOX 2866

NASHVILLE, TENNESSEE 37219

TELEPHONE 615 726-5600
TELECOPIER 615 726-0464

August 11, 1992

William E. Morley, Esq.
Chief Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

RE: Cracker Barrel Old Country Store, Inc.
Shareholder Proxy Proposal
Our File No. 020276.0043

Dear Mr. Morley:

This letter is in response to the July 30, 1992, letter [*11] of the General Counsel for the New York City Employees' Retirement System ("NYCERS"), concerning the NYCERS shareholder proposal submitted for inclusion in the 1992 proxy materials of Cracker Barrel Old Country Store, Inc. ("Cracker Barrel" or the "Company"). This firm represents Cracker Barrel. The NYCERS proposal seeks to require Cracker Barrel to add language to its employment handbook, explicitly prohibiting employment discrimination based on sexual orientation.

First, it is apparent that NYCERS exaggerates the gay rights "problem" as it relates to Cracker Barrel. n1 Some 18 months ago, eight gay employees (not 11 as the NYCERS letter states) were terminated over the course of a two-week period in January of 1991. On February 16, 1991, one more employee was terminated when she confronted her store manager with the fact that she was gay. n2 Shortly thereafter, once Cracker Barrel senior management learned of this termination, the Company publicly apologized for these incidents. Since that time, there have been no other such terminations. The claim by the NYCERS that three Cracker Barrel employees were fired from the Cracker Barrel store in Mobile, Alabama in June of 1991 because [*12] they were gay is simply not true.

n1 On page 5, the NYCERS letter states as a result of its own discriminatory policy and actions to enforce that policy, Cracker Barrel has created such huge negative publicity and media attention that even if the general subject of Lesbian and Gay rights were not already an issue of widespread public concern, Cracker Barrel's own actions have elevated this issue, at least as it affects Cracker Barrel, to a level of concern that far exceeds ordinary, routine, or mundane business operations." This language is inflammatory and gives the false impression the Company is under siege, which it very definitely is not.

n2 This employee was offered reinstatement, but she placed such prohibitive conditions on her return that the offer was withdrawn.

Cracker Barrel has over 14,000 employees across the country. The number of employees affected by these incidents is de minimus and does not warrant the kind of attention to the issue the NYCERS seeks by insisting its proposal be included in the Cracker Barrel proxy.

On page 11, the NYCERS letter raises the specter of significant economic consequences to Cracker Barrel's shareholders because of the [*13] gay rights issue. In fact, for the nine months ended April 30, 1992, the last period for which data is publicly available, the Company's sales have increased by 35% (including a 10% increase in same store sales), and its stock price has more than doubled from $ 14.22 (adjusted for stock splits) on February 1, 1991, to $ 33.125 on August 10, 1992. This hardly reflects the serious economic consequences to shareholders suggested by the NYCERS.

Cracker Barrel's employment handbook is worded In a way which comports with the law. The NYCERS letter references that Congress has considered a national civil rights bill called the Federal Lesbian and Gay Rights Law, but noted this law was never passed. It seems the NYCERS proposal is trying to force the Company to do what the legislature has declined to force companies to do.

Day-to-day issues concerning hiring and other personnel matters are properly left to Company management, as is explicitly recognized in the Commission's Regulations. Hence, the Company reiterates the position stated in its July 13 letter that the NYCERS proposal is excludable from the Company's 1992 proxy materials.

Sincerely,

Robert G. McCullough

INQUIRY-3: THE CITY OF NEW [*14] YORK

OFFICE OF THE COMPTROLLER

MUNICIPAL BUILDING

NEW YORK, N.Y. 10007-2341

ELIZABETH HOLTZMAN

COMPTROLLER

July 30, 1992

BY OVERNIGHT MAIL

William E. Morley, Esq.
Chief Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cracker Barrel Old Country Store, Inc.-- New York City Employees' Retirement System Proposal

Dear Mr. Morley:

I am writing on behalf of the New York City Employees Retirement System ("NYCERS"), in response to the July 13, 1992 letter to you from Robert G. McCullough, attorney for Cracker Barrel Old Country Store, Inc. ("Cracker Barrel"), requesting permission to omit the NYCERS shareholder proposal from Cracker Barrel's proxy materials for its 1992 Annual Meeting. Cracker Barrel believes that the proposal, which asks Cracker Barrel to implement non-discriminatory policies relating to sexual orientation and to add explicit prohibitions against such discrimination to its corporate employment policy statement, may be omitted under the exception for ordinary business operations, as set forth in Rule 14a-8(c)(7). Cracker Barrel also argues that the proposal may be omitted under Rule 14a-8(c)(10) [*15] because it is moot. As General Counsel to the New York City Comptroller, it is my opinion that the proposal may not be omitted by Cracker Barrel because it does not relate to a matter of "ordinary business," and it is not moot.

Background

Cracker Barrel announced its anti-homosexual policy in a January, 1991 press release. n1 In that release, William A. Bridges, Cracker Barrel's Vice President of Human Resources, stated:

Cracker Barrel is founded upon a concept of traditional American values, quality in all we do, and a philosophy of 100% guest satisfaction. It is inconsistent with our concept and values, and is perceived to be inconsistent with those of our customer base, to continue to employ individuals in our operating units whose sexual preferences fail to demonstrate normal heterosexual values which have been the foundation of families in our society. Therefore, it is felt this business decision is in the best interests of the company. (Emphasis supplied).

On the basis of this company policy, we understand that at least eleven workers were fired solely because they were Lesbian or Gay. n2

n1 A copy of this press release is attached to this letter as Exhibit A.

[*16]

n2 Copies of a "Separation Notice" and "Disciplinary & Termination Report" are attached to this letter as Exhibit B. These documents are examples of termination notices received by Lesbian and Gay workers in January and February, 1991. They state that the reason for termination was that the employees violated Cracker Barrel's policy against employing homosexuals.

In February, 1991, after protests over the policy announcement, Cracker Barrel announced that it had "revisited [its] thinking on the subject," and that the policy "may have been a well-intentioned over reaction to the perceived values of our customers and their comfort levels with these individuals." Cracker Barrel did not announce that it had rescinded the policy, nor did the company rehire the fired workers or offer them compensation for wrongful discharge. Instead, the company stated that in the future it would "deal with any disruptions in our units, regardless of the cause, on a store-by-store basis." n3

n3 This press release is attached to this letter as Exhibit C.

On March 12, 1991, New York City Comptroller Elizabeth Holtzman and Commissioner of Finance Carol O'Cleireacain wrote to Dan W. Evins, the [*17] Chair and Chief Executive Officer of Cracker Barrel, asking him to clarify the company's policy regarding "the role of sexual preference in employment." Mr. Evins responded on March 19, 1991 that the policy had been rescinded, that the company had "admitted a mistake and apologized," and that the company had "no morally discriminating policies." On April 4, 1991, and again on October 10, 1991, Ms. Holtzman and Ms. O'Cleireacain wrote to Mr. Evins, reminding him that he had not clarified the company's policy regarding sexual orientation in employment decisions and that he had not provided information on remedial steps taken respecting the fired employees, both of which Ms. Holtzman and Ms. O'Cleireacain had requested in their March 12, 1991 letter. Mr. Evins has never responded to the April 4 or October 10, 1991 letters. n4

n4 Copies of the Holtzman/O'Cleireacain-Evins correspondence are attached to this letter as Exhibit D.

Despite Mr. Evins's statement in his March 19, 1991 letter to Ms. Holtzman and Ms. O'Cleireacain that Cracker Barrel's anti-homosexual policy had been rescinded, at least three more Gay men were fired from Cracker Barrel's Mobile, Alabama store in late June, [*18] 1991. These firings followed on the heels of several June, 1991 protest demonstrations at Cracker Barrel restaurants that resulted in nearly thirty arrests. n5 We understand that national and regionally-based Lesbian and Gay rights organizations have continued to organize picket lines at some stores and have called for a consumer boycott of the restaurants.

n5 A copy of the press release announcing the protests, as well as copies of newspaper articles regarding the Cracker Barrel policy, reactions to it, and subsequent firings are attached to this letter as Exhibit E.

Cracker Barrel attempted to rectify the situation caused by the announcement of its anti-homosexual policy by claiming at its annual meeting that Cracker Barrel "is an equal opportunity employer that adheres to the letter and spirit of the law regarding non-discrimination in the work place. n6 However, because Cracker Barrel steadfastly refuses to adopt a corporate policy that reflects this verbal assurance, and because none of the fired workers has been rehired, the statement made at the annual meeting rings hollow. In addition, the statement that Cracker Barrel adheres to the letter and spirit of the law regarding [*19] non-discrimination in the work place can only be viewed as disingenuous. Because there are no federal laws protecting gay and lesbian workers from discrimination in the workplace, and because Cracker Barrel does not operate in any state or municipality that has a Lesbian and Gay civil rights law, Cracker Barrel can correctly state that it follows "the letter of the law." But it certainly does not follow the spirit of anti-discrimination laws. n7

n6 The text of CEO Dan Evins's Annual Meeting Statement is attached to this letter as Exhibit F.

n7 0n June 12, 1992, New York City Comptroller Elizabeth Holtzman submitted NYCERS's shareholder proposal for inclusion in Cracker Barrel's 1992 annual meeting proxy materials. A copy of the proposal is attached to this letter as Exhibit G.

NYCERS's Proposal Does Not Deal with a Matter of "Ordinary Business" and May Not Be Omitted under Rule 14a-8(c)(7)

The Securities and Exchange Commission ("SEC") has declared that Rule 14a-8(c)(7) is not applicable to exclude proposals that raise important policy matters, but may be relied upon to exclude a proposal only if the issue raised is "mundane in nature." Thus, in promulgating the [*20] present version of Rule 14a-8(c)(7), the Commission stated in Release 34-12999 (November 22, 1976) that proposals "which have significant policy, economic or other implications inherent in them" will not be excluded by Rule 14a-8(c)(7) and that the Rule would restrict only those "proposals that deal with truly 'ordinary' business matters . . . that are mundane in nature and do not involve any substantial policy or other consideration." Subsequent amendments to Rule 14a-8 were not intended to alter this interpretation of what constitutes "ordinary business." See Release 34-20091 (August 16, 1983).

The issue of discrimination, which is the basis of NYCERS's proposal is an important public issue, and Cracker Barrel's policy of discrimination against Lesbians and Gay men clearly has significant policy and economic implications inherent in it that are not "mundane in nature." Thus, a shareholder proposal requesting that Cracker Barrel implement non-discriminatory policies relating to sexual orientation and add explicit prohibitions against such discrimination to its corporate employment policy statement does not deal with a matter of "ordinary business."

First, the issue of discrimination [*21] against Lesbians and Gay men is one that has occupied the national consciousness for many years. Six states (New Jersey, Connecticut, Massachusetts, Wisconsin, Hawaii, and Vermont) have anti-discrimination policies regarding Lesbians and Gay men. Many more states have executive orders that protect the employment rights of Lesbians and Gay men. Scores of municipalities and counties (including New York City) have enacted employment protection laws, and some major companies have acted to protect their Lesbian and Gay employees from discrimination (Eastman Kodak, Kellogg, General Motors, Aetna Life, and Levi Strauss, among others). Although it has not been passed, Congress has considered a national Civil Rights bill regarding the issue, called the Federal Lesbian and Gay Rights Law. In deciding whether this issue raises significant policy issues for purposes of Rule 14a-8(c)(7), there is no legal or logical basis for distinguishing discrimination against Lesbians and Gay men from prohibited discrimination against any other class of Americans.

Second, as a result of its own discriminatory policy and actions to enforce that policy, Cracker Barrel has created such huge negative publicity [*22] and media attention that even if the general subject of Lesbian and Gay rights were not already an issue of widespread public concern, Cracker Barrel's own actions have elevated this issue, at least as it affects Cracker Barrel, to a level of concern that far exceeds ordinary, routine, or mundane business operations. Indeed, this point is driven home by looking at the way Cracker Barrel handled this new policy. Cracker Barrel did not simply create the policy and then enforce it in the unobtrusive or matter-of-fact way a company would be expected to enforce a routine personnel or employment policy. Rather, in furtherance of commercial gain in conservative locales, Cracker Barrel issued a press release announcing its institutionalized policy of discrimination. By its own marketing ploy, Cracker Barrel took this issue far beyond the pale of ordinary business operations.

Finally, the SEC Staff has repeatedly determined that shareholder proposals dealing with equal employment opportunity and affirmative action issues are beyond the realm of ordinary business. See American Telephone & Telegraph Co. (January 5, 1990) (proposal of White rights organization relating to phase-out of affirmative [*23] action program was not excludable under 14a-8(c)(7) because the program, "designed to assure equal employment opportunities for minority group members, involves policy issues that preclude its exclusion under that provision"). See also American Telephone & Telegraph Co. (December 21, 1988) (proposal asking company to describe hiring and performance appraisal processes, including safeguards to assure nondiscrimination, describe company promotion policy, including efforts to ensure fair employment of minorities and women, and revise company's affirmative action program to ensure that minorities and women were not under-represented in management and executive positions was not excludable for same reasons as noted in January 5, 1990 AT&T Staff determination); Dayton Hudson Corporation (March 8, 1991) ("questions with respect to equal employment opportunity and affirmative action involve policy decisions beyond those personnel matters that constitute the Company's ordinary business"); CBS, Inc. (March 7, 1991) (same); General Electric Company (January 25, 1991) (same); Figgie International Inc. (March 23, 1989) (proposal for report to investors and employees regarding [*24] safety and health benefits available to women employees was not excludable under 14a-8(c)(7) because it involved "substantial corporate policy considerations"); Ruddick Corporation (November 20, 1989) (proposal involving company taking steps to ensure that one of its subsidiaries adhere to employees federal rights in employment discrimination and union participation not excludable under 14a-8(c)(7) because it "addresses policy matters with respect to the Company's attitude regarding compliance with federal employment discrimination, equal opportunity and labor laws that preclude omission as a matter of ordinary business"); V.F. Corporation (February 14, 1991) (proposal for report on company's equal employment and affirmative action programs not excludable under 14a-8(c)(7) because it related to "matters involving general policy decisions which are beyond the conduct of the Company's day-to-day operations"); Freuhauf Corp. (February 24, 1989) (proposal for report on religious discrimination in employment in Northern Ireland operations not excludable because it raised "questions with significant policy implications that are beyond the realm of the ordinary business"); [*25] The Boeing Company (February 8, 1989) (proposal for report on extent to which a supplier adhered to company's religious non-discrimination employment policies not excludable under 14a-8(c)(7) because it involved corporate policy considerations that go beyond the conduct of the Company's ordinary business operations").

The fact that many of these proposals asked for reports on equal employment or affirmative action policies, as opposed to requesting specific remedial action, such as an addition to the policy for a certain minority group, is not a ground for distinguishing the cases. The SEC Staff's reason for determining that the proposals were includable was not that they merely asked for reports. Rather, the proposals were ruled includable because they concerned equal employment or affirmative action, and proposals concerning these subjects by definition are beyond the realm of ordinary business operations. NYCERS's proposal to Cracker Barrel raises the issue of equal employment opportunity and discrimination. These issues involve policy decisions far beyond those "personnel matters that constitute ordinary business," and NYCERS's proposal is thus not excludable under 14a-8(c)(7). [*26]

By contrast, in U S West, Inc. (February 13, 1990), a shareholder proposal asked that the company refrain from promoting or condoning the existence of any homosexual organizations or activities within the corporation, and forbid the use of company facilities for meetings, the use of electricity, office equipment, mail services, mailing lists, office supplies, postage, or phone services for any activity relating to homosexual functions or organizations. The SEC Staff determined that this proposal was excludable under 14a-8(c)(7) because "the subject of the proposal is directed to employment related decisions with respect to employee benefits and activities which involve the use of the Company's facilities and partial financial support."

The U S West, Inc. proposal is distinguishable from NYCERS's proposal. The U S West proposal asked the company to take specific action concerning the company's ordinary, day-to-day operations, e.g., the availability of company facilities for meetings of a particular group of employees, and to deny to one group of employees activities and benefits that the company made available to other employee groups (i.e., veteran, women, Native American, [*27] Asian American, and African American employee groups). By contrast, NYCERS merely asks that the company institute a nondiscrimination policy with respect to Lesbians and Gay men. This is plainly not a matter that would be excludable under the rationale of U S West, Inc., because it is not related in any respect to the company's employee benefits or activities.

A similar distinction renders all of the cases cited by Cracker Barrel in its July 13, 1992 submission irrelevant to the SEC's determination of whether NYCERS's proposal is includable in Cracker Barrel's proxy materials. In Capital Cities/ABC, Inc. (March 7, 1991), a shareholder proposed that the company prepare a report, covering the preceding three years, on the number, sex, and race of employees in EEOC-defined job categories. The proposal also requested a summary of affirmative action programs and timetables to improve performance in job categories where women and minorities were underutilized, a description of steps taken to increase the number of qualified female and ethnic minority writers, producers, and directors, and the procedures used to make program content more responsive to women and minority concerns. Although [*28] the SEC Staff determined that the proposal was not excludable under 14a-8(c)(7) because "questions with respect to affirmative action involve policy decisions beyond those personnel matters that constitute the Company's ordinary business operations," the SEC Commission reversed the Staff decision on April 4, 1991, holding that the proposal could be omitted under 14a-8(c)(7) because it "appears to deal with matters relating to the conduct of the Company's ordinary business operations. In this regard, the proposal involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and selection of program content." (Emphasis supplied).

Similarly, a year later, in Wal-Mart Stores, Inc. (April 10, 1992), a proposal requested a report that would include the following information: a list of the company's employees according to sex and race in each of nine EEOC job categories for the last three years; the company's affirmative action plan; the company's steps to increase minority and female management; the company's efforts at encouraging such policies among others; and the company's provision for set-asides for minority [*29] and female business enterprises. The SEC Staff determined that this proposal could be excluded under 14a-8(c)(7) because it dealt with a matter relating to the conduct of the company's ordinary business matters. The Staff noted that the proposal involved a "request for detailed information on the composition of the company's work-force [sic], its employment practices and policies as well as its relationships with suppliers and other businesses." (Emphasis supplied).

These cases have no relevance here. First, the Commission's decision in Capital Cities has no precedential effect, because it was ultimately vacated at the request of the parties involved. See Remarks of Richard Y. Roberts, Commissioner of the SEC, before the American Society of Corporate Secretaries -- New York Chapter, October 5, 1991, p. 12. Second, given that there is no indication that the SEC Commission in its reversal in Capital Cities, or the SEC Staff in its determination in Wal-Mart, viewed the subjects of affirmative action or equal employment issues as not significant or not matters of policy, and that these two decisions were evidently premised on the request for "detailed" information, the determinations [*30] in Capital Cities and Wal-Mart must be narrowly construed. n8 In any event, given that affirmative action programs are presumably in place at Capital Cities and Wal-Mart, proposals asking for specific, "detailed" information on the day-to-day operations of the programs can logically be interpreted as proposals involving ordinary business operations.

n8 Indeed, it is clear that there was no intention to announce in Capital Cities that equal employment and affirmative action were no longer considered significant policy matters, because at the same time that the Commission reviewed and decided Capital Cities (March 7, 1991), the SEC Staff reaffirmed that proposals raising these issues are not excludable on (c)(7) grounds. See Dayton Hudson Corporation (March 8, 1991), and CBS, Inc. (March 7, 1991), discussed above.

NYCERS's proposal cannot be compared with those presented to Capital Cities or Wal-Mart. NYCERS's proposal does not ask for the type of detailed information on an ordinary business matter that the proposals in Capital Cities and Wal-Mart requested. The proposal does not even suggest that a specific equal employment or affirmative action program be implemented. [*31] Rather, NYCERS's proposal asks only that the company institute a non-discrimination policy ensuring that a worker's sexual orientation will play no part in Cracker Barrel's hiring and promotion decisions. This is merely the "flip side" of proposals requesting that affirmative action programs be phased out. See American Telephone and Telegraph (January 25, 1988; December 21, 1988), discussed above. If a proposal requesting the phase-out of a program designed to rectify past discrimination may not be excluded under 14a-8(c)(7), a proposal asking for the declaration of an anti-discrimination policy cannot be omitted under this exception.

Cracker Barrel cites three other cases that have no bearing on the SEC Staff's decision in this case. CBS, Inc. (January 24, 1985), Atlantic Energy, Inc. (February 17, 1989), and International Business Machines Corp. (January 23, 1992) are all cases where the proposals clearly involved matters of ordinary business operations. The CBS proposal asked the company to "take the necessary steps to improve the deteriorating employee-employer relationship." The Atlantic Energy proposal asked the company to give priority to hiring contractors [*32] and employees "from the area served by the Company." The IBM proposal asked the company to provide spousal benefits to "committed domestic partners" of Lesbian and Gay employees. Plainly, all of these proposals deal with routine business matters, as they involve day-to-day business decision-making and the provision of specific employee benefits. NYCERS's proposal, by contrast, involves the very significant policy issue of discrimination, an issue that Cracker Barrel's own actions in publicizing its discriminatory practices for commercial gain elevated to an issue far beyond an ordinary, day-to-day business matter.

In Capital Cities/ABC, Inc. (March 23, 1987), also cited by Cracker Barrel, a proposal requested a report on company policies regarding the presentation of sensitive, controversial, or violent portrayals, the expression of contrasting views, and "criteria established regarding utilization of racial minorities and women in acting roles and production crews when developing and funding series." The SEC Staff determined that the entire proposal could be omitted under the exception for ordinary business operations because it dealt with the "nature, presentation and content [*33] of television programming." Although the Staff did not specifically discuss the employment issues raised by the proposal, and although it is not immediately apparent what the point of that portion of the proposal was, it seems clear that the proposal asked for information regarding specific employment decisions in the utilization of racial minorities and women, rather than for any kind of sweeping employment policy for racial minorities and women. Accordingly, the SEC's Staff's determination that this portion of the proposal involved ordinary business operations seems appropriate. This case has no bearing on the includability of the NYCERS proposal, which does not ask for detailed information regarding specific employment decisions, but, instead, asks for a broad company policy against discrimination.

Capital Cities/ABC, Inc. (February 24, 1989) and Angelica Corporation (March 23, 1987) are similarly off the mark. In Capital Cities, the proposal requested that the company reverse certain personnel changes in its Broadcast Standards and Practices Department, because the company's actions "weaken . . . safeguards designed to maintain high standards of accuracy, decency and [*34] good taste in programming and advertising." The SEC Staff determined that there appeared to be some basis for omitting the proposal under 14a-8(c)(7) because it "appears to involve primarily the company's decisions with respect to the adequate staffing of its broadcast standards department." The proposal in Angelica Corporation asked the company to establish a special committee to study and report on relations between the company's employees, management, and shareholders, and what policies the directors and senior executive officers of the corporation had implemented to create the "spirit of partnership and goodwill among its employees, its management and its shareholders that is necessary to enhance profitability." The proposal also asked that the committee study and report on all aspects of employee relations, including the policies of senior management, how those policies had been communicated to junior management, and the actions taken over the past three years that exemplified the policies. The SEC Staff determined that the proposal could be excluded under 14a-8(c)(7) because it dealt with the company's "ordinary business operations (i.e., relations between the Company and its [*35] employees)."

These two proposals, in contrast to the NYCERS proposal, plainly seem to request highly detailed, specific information regarding the "minutiae" of day-to-day business decision-making and company operations. NYCERS's proposal requests only that the company adopt an overarching non-discrimination policy.

Contrary to the assertion in Cracker Barrel's July 13, 1992 submission, company policies that not only condone, but actively promote, discrimination do not concern "employment practices and policies which relate to the ordinary business operations of the Company." Nor is this serious matter with such far-reaching policy implications simply an "employment matter within the province of Company management." By definition, a corporate policy that allows discrimination against workers is not an "ordinary" business practice or routine "employment issue." Moreover, in light of the picketing and boycotts against Cracker Barrel because of its refusal to adopt an anti-discrimination policy, there are significant economic issues involved that take the subject matter of NYCERS's proposal outside the ordinary business operations exception and render the proposal includable in Cracker [*36] Barrel's proxy materials.

The question at issue is whether discrimination on the bases of sexual orientation is a significant policy issue such that proposals concerning the matter cannot be excluded from proxy materials under the ordinary business operations exception. Thus, it is not relevant that no federal or state law of the states in which Cracker Barrel operates prohibits

Cracker Barrel from discriminating against Lesbians and Gay men. An issue is not rendered a matter of ordinary business simply because no federal or state law applies to the issue. Rather, the significance of the policy issues involved in the subject dictate its classification as a matter of ordinary business operations or a matter that is beyond the realm of ordinary business. For the reasons stated above, the issue of discrimination on the basis of sexual orientation, like any other form of discrimination, is a significant policy issue that goes beyond the realm of ordinary business operations. Accordingly, NYCERS's proposal concerning this issue cannot be omitted under Rule 14a-8(c)(7).

It is useful in this regard to consider the cases involving trade with South Africa and Northern Ireland. There were [*37] no laws dictating that companies who traded with South Africa and Northern Ireland or who had affiliates or subsidiaries in those countries had to adopt the Sullivan or MacBride Principles or that trade with such countries violated U.S. or foreign law. Nevertheless, the SEC Staff determined that shareholder proposals concerning racial and religious discrimination in these countries related to matters of significant social policy and could not be omitted from proxy materials under 14a-8(c)(7). See TRW (January 28, 1986), United Technologies (March 10, 1987), and Boeing Company (February 8, 1989) (SEC Staff rejected companies' arguments that 14a-8(c)(7) was applicable to exclude proposals relating to the MacBride Principles and other Northern Ireland anti-discrimination issues).

Similarly, it was obviously not illegal for tobacco companies to produce tobacco products or market tobacco products in such a way that minors might be influenced to smoke. There were no laws mandating certain production or marketing activity. Nonetheless, the SEC Staff ruled that shareholder proposals requesting that companies cease tobacco production altogether could not be excluded from proxy [*38] materials because of "the growing significance of the social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products." See Philip Morris (February 13, 1990 and February 22, 1990). A similarly burgeoning significance of social and public policy issues is present in the subject matter of NYCERS's proposal.

The Proposal Is Not Moot and May Not Be Omitted Under Rule 14a-8(c)(10)

Cracker Barrel alleges that the NYCERS proposal has bean rendered moot "because "Cracker Barrel's policy is and has long been to prohibit discriminatory hiring." However, this statement is a conspicuous attempt to dodge the issue. NYCERS's proposal specifically asks for implementation of a policy of non-discrimination based on sexual orientation. Cracker Barrel's equal opportunity statement does not and never has contained such a policy. Thus, far from making "abundantly clear the Company's nondiscriminatory hiring policies," as Cracker Barrel claims, Cracker Barrel's equal opportunity statement proves NYCERS's point: the company does not offer its employees protection against discrimination based on sexual orientation. Rather, according [*39] to Cracker Barrel's July 13, 1992 submission, Cracker Barrel's Operations Manual and Employment Handbook state:

Qualified applicants are considered for all positions and for advancement without regard to race, color, religion, sex, national origin, age, marital status, or the presence of a disability. . . . Cracker Barrel will not tolerate any form of discrimination or harassment of its employees due to race, color, religion, sex, national origin, marital status or disability. (Emphasis added).

Nowhere does Cracker Barrel state that it has an anti-discrimination policy with respect to sexual orientation. Moreover, to our knowledge, Cracker Barrel has never publicly stated that it rescinded its discriminatory policy against Lesbians and Gay men. Nothing in Cracker Barrel's final press release on this matter (see Exhibit C) gives any reassurance that Cracker Barrel is not continuing its policy quietly by refusing to hire workers it knows or believes are homosexual. Rather, the final press release skirts the issue entirely with this vague statement:

We have re-visited our thinking on the subject and feel it only makes good business sense to continue to employ those folks [*40] who will provide the quality service our customers have come to expect from us. . . . In the future, we will deal with any disruptions in our units, regardless of the cause, on a store-by-store basis.

This statement is a transparent attempt to appease without saying anything of substance. Thus, contrary to Cracker Barrel's empty blandishments, there is no company policy that Cracker Barrel will not discriminate against Lesbians and Gay men.

Mootness is often interpreted to mean that a company has "substantially implemented" the proposal. See Reebok International Ltd. (March 16, 1992) (proposal not moot on grounds that it was "substantially implemented" because Staff unable to determine from information provided that questions raised by proposal were addressed by company).

Because it is clear that Cracker Barrel does not provide Lesbians and Gay men any protection from discriminatory employment practices based on sexual orientation, NYCERS's proposal is plainly not moot, it has not been "substantially implemented," and it therefore may not be omitted under 14a-8(c)(10). See General Electric (January 25, 1991) (Staff refused to find proposal moot where it could not determine [*41] that the company's actions in addressing the representation of women and minorities had "substantially implemented" the concerns of the proposal).

Conclusion

As General Counsel to New York City Comptroller Elizabeth Holtzman, it is my opinion that the NYCERS proposal does not violate SEC Rule 14a-8, and therefore should be included in Cracker Barrel's proxy materials for its 1992 annual meeting.

Very truly yours,

Paula L. Chester
General Counsel

INQUIRY-4: BAKER, WORTHINGTON, CROSSLEY, STANSBERRY & WOOLF

ATTORNEYS AT LAW

1700 NASHVILLE CITY CENTER

POST OFFICE BOX 2866

NASHVILLE, TENNESSEE 37219

TELEPHONE 615 726-5600

TELECOPIER 615 726-0464

July 27, 1992

Mr. William Carter
Securities and Exchange Commission
Corporate Finance Division
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20539

RE: Cracker Barrel Old Country Store, Inc.
Shareholder Proxy Proposal
Our File No. 020276.0043

Dear Mr. Carter:

Pursuant to our conversation on this date, I enclose herein a copy of Cracker Barrel's opposition to the New York Retirement System shareholder proposal. The enclosed contains exhibits A, B, and C. If you should have questions in this matter, please do not hesitate to contact [*42] me.

Sincerely,

Kelly R. Duggan

APPENDIX A

COMPTROLLER OF THE CITY OF NEW YORK

1 CENTRE STREET

NEW YORK, N.Y. 10007-2341

(212) 669-3500

June 12, 1992

Mr. Dan Evins
President
Cracker Barrel Old Country Store
Hartman Drive
P.O. Box 787
Lebanon, TN 37088

Dear Mr. Evins:

I am custodian of the New York City Employees Retirement System. The Board of Trustees of this fund has passed a resolution calling on your company to implement non-discriminatory employment policies relating to sexual orientation and to add explicit prohibitions against such discrimination to your corporate employment policy statement.

I therefore offer the enclosed initiative for shareholders to consider and approve at your next annual meeting. It is submitted to you in accordance with 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in your proxy statement.

I also enclose a letter from Citibank, N.A. that certifies the New York City Employees Retirement System's ownership for over a year of 81,104 of common stock in your company. The fund intends to continue to maintain ownership of at least $ 1,000 worth of shares through the date of your annual meeting.

I would be happy to discuss [*43] this initiative with you. Should you decide to endorse its provisions as company policy the fund will ask that the proposal be withdrawn from consideration at the annual meeting.

Sincerely,

Elizabeth Holtzman
Comptroller

ATTACHMENT 1

CRACKER BARREL OLD COUNTRY STORE, INC.

Whereas, in February, 1991 the management of Cracker Barrel Old Country Stores restaurants announced a policy of discrimination in employment against gay men and lesbians; and,

Whereas, although Cracker Barrel management asserts that this discrimination policy has been rescinded, the company has refused to rehire fired workers and media reports have indicated that gay and lesbian workers continue to be dismissed on the basis of their sexual orientation; and,

Whereas, employment discrimination on the basis of sexual preference may deprive corporations of the services of productive employees, leading to less efficient corporate operations which in turn can have a negative impact on shareholder value; and,

Whereas, public demonstrations, boycott campaigns and negative editorial and news coverage concerning discriminatory practices by the company can undermine consumer confidence and lead to a loss of [*44] business revenue;

RESOLVED, Shareholders request the Board of Directors to implement non-discriminatory policies relating to sexual orientation and to add explicit prohibitions against such discrimination to their corporate employment policy statement.

ATTACHMENT 2

Client Services
Citibank, N.A.
111 Wall Street

New York, NY
10043

June 8, 1992

Re: New York city Employees' Retirement System

To Whom I May Concern:

This is to advise you that the New York City Employees' Retirement System held 81,104 shares of Cracker Barrel Old Country Store Common continuously for over one year in the name of Cede and Company.

Larry O'Fee
Assistant Vice President

INQUIRY-5: BAKER, WORTHINGTON, CROSSLEY, STANSBERRY & WOOLF

ATTORNEYS AT LAW

1700 NASHVILLE CITY CENTER

POST OFFICE BOX 2866

NASHVILLE, TENNESSEE 37219

TELEPHONE 615 726-5600
TELECOPIER 615 726-0464

July 13, 1992

Securities and Exchange Commission
Corporate Finance Division
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20539

RE: Cracker Barrel Old Country Store, Inc.
Shareholder Proxy Proposal
Our File No. 020276.0043

Dear Sirs:

Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") has requested that we, as counsel, [*45] respond on its behalf to a shareholder proposal (the "Proposal) submitted to it for inclusion in its proxy material for its 1992 Annual Meeting.

On November 26, 1991, Cracker Barrel received the Proposal from a "representative" of the New York City Employees' Retirement System. No supporting statement was submitted in connection with the Proposal. On or about June 13, 1992, Cracker Barrel received a letter from the New York City Employees Retirement System, accompanied by a proposal identical to the one received on November 26 (copies of the proposal and transmittal letter are attached as Appendix A).

The proposed resolution requests that the Cracker Barrel Board of Directors (1) implement non-discriminatory employment policies related to sexual orientation, and (2) add explicit prohibitions against such discrimination to the Company employment policy statement.

For the reasons set forth below, Cracker Barrel believes that it may omit this proposal from its proxy material pursuant to paragraphs (c)(7) and (c)(10) of Securities and Exchange Act Rule 14a-8, 17 C.F.R. § 240.14a-6(c)(7), (c)(10) (1980).

<u>Rule 14a-8(c)(7):</u> Matters relating to ordinary business operations. [*46] The disputed proposal is excludable pursuant to Rule 14a-8(c)(7) because it concerns employment practices and policies which relate to the ordinary business operations of the Company. The SEC has previously treated similar proposals involving employment issues as matters concerning the ordinary business of the Company. For example, in April of 1992, the Division of Corporation Finance (the "Division") issued a no-action letter to Wal-Mart Stores, Inc., permitting exclusion of a shareholder proposal calling for a report to shareholders of certain employment information, including the following:

(1) A chart of Wal-Mart's employees according to their sex and race in each of the nine major E.E.O.C. defined job categories for 1989, 1990 and 1991, by number of employees or percentages.

(2) A summary description of affirmative action programs to improve performance, especially in job categories where women and minorities are under utilized, and a description of major problems in meeting the company's goals and objectives in this area.

(3) A description of steps taken to increase the number of managers who are qualified females and ethnic minorities.

The Division concluded the above [*47] items involved the company's ordinary business operations, within the meaning of Rule 14a-8(a)(7), which shareholders should not be allowed to dictate. **<u>See,</u>** Division of Corporate Finance letter to Wal-Mart Stores, Inc., dated April 10, 1992.

Similarly, in 1991, a shareholder of Capital Cities/ABC, Inc. submitted a proposal that the company's board of directors prepare a report for shareholders and employees setting forth:

(1) a breakdown by race and sex of all employees in each of the nine major job categories, as defined by the E.E.O.C. for 1988, 1989, and 1990;

(2) a summary of affirmative action programs and timetables to implement these programs, and a description of major problems in meeting the goals of these programs at the company's ABC Television Network;

(3) a description of the actions taken with the producers of television programing to increase the number of female and ethnic minority writers, producers and directors; and

(4) a description of the actions taken with the producers of television programming to ensure that the content of those programs is responsive to the concerns of women and minorities.

The Division concluded that the above proposals [*48] could be omitted from proxy materials because they related to the ordinary business operations of the issuer. **<u>See,</u>** Division of Corporation Finance letter to Capital Cities/ABC, Inc. dated April 4, 1991.

In 1987, the Division permitted ABC to omit a shareholder proposal that requested, among other matters, that "the board of directors of the company report . . . on company policies regarding . . . the employment of racial minorities and women in acting roles and on production crews when developing and funding series." The Division stated that "the proposal appears to deal with matters relating to the conduct of the company's ordinary business operations (i.e., the nature, presentation and content of television programming)." <u>See,</u> Division of Corporation Finance letter to Capital Cities/ABC, Inc. dated March 23, 1987.

In 1989, the Division concurred with ABC that a shareholder proposal, designed to have shareholders express a "wish" to the Board of Directors that it make changes in the staffing of one of the departments of the company, was an improper intrusion of shareholders into the management of the company. <u>See,</u> Division of Corporation Finance letter to Capital [*49] Cities/ABC, Inc. dated February 24, 1989.

Other Division no-action letters support the conclusion that a company's employment policies and practices fall within the ambit of a company's ordinary business operations. <u>See,</u> Letters to: Angelica Corporation dated March 23, 1987, in response to a proposal to establish "a special committee to study and report on relations between the company's employees, management and shareholders"; Atlantic Energy, Inc. dated February 17, 1989, in response to a proposal involving "the company giving priority to hiring contractors and employees, within the service area of the company"; and CBS, Inc. dated January 24, 1985, in response to a proposal involving "improvement of the company's relations with its employees."

More directly relating to the subject of the proposal in this case is the Division's no-action letter to IBM Corp., issued in January of this year. There, a shareholder proposed that IBM give "spousal type benefits" to "committed domestic partners" of gay and lesbian employees of the company. The Division allowed exclusion of the proposal pursuant to 14a-8(c)(7), finding it was "directed to employment related decisions with respect [*50] to general employment benefits." See, Division of Corporate Finance letter to International Business Machines Corporation, dated January 23, 1992.

As with the above shareholder proposals, the Proposal at issue in the present case relates to an employment matter within the province of Company management and should be excluded for this reason.

Rule 14a-8(c)(10): Proposal has been rendered moot. The Proposal is excludable pursuant to Rule 14a-8(c)(10) because Cracker Barrel's policy is and has long been to prohibit discriminatory hiring. At the Cracker Barrel 1991 annual meeting, CEO and Chairman of the Board, Dan Evins, spelled out unequivocally:

Let me state once and for all for the record: Cracker Barrel Old Country Store is an equal opportunity employer that adheres to the letter and spirit of the law regarding non-discrimination in the work place. We hire and promote men and women solely on the basis of their qualifications and performance.

Our work force is diverse and representative of the communities in which our stores are located. Our hourly employee turnover is among the lowest in the industry . . . as is our management turnover. (Full statement attached [*51] as Appendix B).

The Proposal also asks that an "explicit prohibition against discrimination because of sexual orientation be added to the Cracker Barrel employment policy statement." Cracker Barrel's Operations Manual and its Employment Handbook both contain an equal opportunity statement clearly setting forth the Company's non-discriminatory hiring policies:

Employment opportunities at Cracker Barrel are open to all qualified applicants solely on the basis of their experience, aptitude, and qualifications.

Qualified applicants are considered for all positions and for advancement without regard to race, color, religion, sex, national origin, age, marital status, or the presence of a disability. Advancement is based entirely on an individual's achievement, performance, attitude, and potential for promotion.

Cracker Barrel will not tolerate any form of discrimination or harassment of its employees due to race, color, religion, sex, national origin, marital status or disability. Employees who believe they have been subjected to unlawful discrimination or harassment should immediately advise their Manager, District Manager, Supervisor, or the Corporate Operations Services Department. [*52] (Applicable pages attached as Appendix C).

The above language makes abundantly clear the Company's non-discriminatory hiring policies.

Based upon the foregoing, the Company respectfully requests that the Staff confirm at its earliest convenience that it will not recommend enforcement action if the Proposal referenced herein is excluded from the Company's 1992 proxy.

Please call the undersigned at (615) 726-5600 if you have any questions regarding this matter or as soon as a Staff response is available.

Sincerely,

Robert G. McCullough

1998 SEC No-Act. LEXIS 563

Securities Exchange Act of 1940 -- Rule 14a-8(a)(4), (c)(1), (c)(2), (c)(3), (c)(11); Securities Exchange Act of 1934 -- Section 15(a)(3)

May 8, 1998

[*1] The New Germany Fund, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 8, 1998

John T. Bostelman, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498

Re: The New Germany Fund, Inc.
File No. 811-5983
Shareholder Proposals of Opportunity Partners L.P. and
Judy K. Goldstein

Dear Mr. Bostelman:

In a letter dated February 3, 1998, you notified the Securities and Exchange Commission (the "Commission") of the intent of The New Germany Fund, Inc. (the "Fund") to exclude from its 1998 proxy soliciting materials a shareholder proposal submitted by Phil lip Goldstein on behalf of Opportunity Partners L.P. (the "Partnership Proposal"), and a shareholder proposal by Judy K. Goldstein ("Goldstein Proposal") (collectively, the "Proposals"). n1 Phillip and Judy Goldstein are husband and wife (each a "Proponent" and collectively, "Proponents").

n1 The Proposals are contained in separate letters dated December 15, 1997. We also received and considered a letter dated February 17, 1998, from Phillip Goldstein, opposing your request to exclude the Proposals.

You requested our assurance that we would not recommend enforcement action to the Commission if the Fund excludes the Goldstein Proposal in reliance upon subparagraphs (a)(4), (c)(3) and (c)(11) of Rule 14a-8 under the Securities Exchange Act of 1934 ("1934 Act"). You further requested our assurance that we would [*2] not recommend enforcement action if the Fund excludes the Partnership Proposal in reliance upon subparagraphs (a)(4), (c)(1), (c)(2) and (c)(3) of Rule 14a-8 under the 1934 Act.

The Commission has addressed your intention to omit the Partnership Proposal under Rule 14a-8(c)(1) in a separate letter. Your other arguments for omission of the Proposals are addressed below.

I. <u>The Goldstein Proposal</u>

The Goldstein Proposal states that:

RESOLVED: The stockholders of the Fund (1) deem it in their best interests that the fund be converted to an open-end fund, and (2) strongly recommend that the Board of Directors take action to convert the Fund to an open-end fund as soon as possible.

Rule 14a-8(c)(11)

You argue that the Goldstein Proposal may be excluded under Rule 14a-8(c)(11) because it is substantially duplicative of a proposal previously submitted by another proponent (the "Steiner Proposal") that the Fund plans to include in its proxy statement. n2 [*3] The purpose of this provision is to eliminate "substantially identical proposals" submitted to an issuer by proponents acting independent of each other. See Securities Exchange Act Release No. 12999 (Nov. 22, 1976).

n2 Rule 14a-8(c)(11) permits the exclusion of a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy materials for the meeting."

There is support for your view that the proposal may be omitted under Rule 14a-8(c)(11) because the Goldstein Proposal is substantially similar to the Steiner Proposal, which will be included in the Fund's proxy materials. Under these circumstances, we would not recommend enforcement action if the Fund omits the Goldstein Proposal from its proxy statement. In reaching this conclusion, we have not found it necessary to reach the alternative bases for omission upon which you rely.

II. The Partnership Proposal

The Partnership Proposal states that:

RESOLVED: The investment advisory agreement between Deutsche Morgan Grenfell Inc. ("DMG") and the Fund shall be terminated.

Rule 14a-8(a)(4)

Because we [*4] agree that the Goldstein Proposal may be omitted in reliance upon Rule 14a-8(c)(11) as discussed above, we are not addressing the issue you raise concerning the omission of the Proposals under Rule 14a-8(a)(4). n3

n3 Rule 14a-8(a)(4) provides that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of shareholders.

Rule 14a-8(c)(1) and (2)

For the same reasons discussed in the Commission's letter disagreeing with your position that the Partnership Proposal may be omitted in reliance upon Rule 14a-8(c)(1), n4 we do not agree with your view that the Partnership Proposal may be excluded under Rule 14a-8(c)(2) because, if implemented, it would require the Fund to violate Maryland law and the 1940 Act. n5 Because we believe, as set forth in the Commission's letter, that by vote of a majority of the Fund's shareholders, the Fund's advisory agreement could be terminated without the participation of the Fund's board of directors, we cannot assure you that we would not recommend enforcement action if the Fund omits the Partnership Proposal from its proxy soliciting materials in reliance [*5] upon Rule 14a-8(c)(2).

n4 The New Germany Fund, Inc. (pub. avail. May 8, 1998). The Commission stated that it might consider taking enforcement action if the Fund relied on Rule 14a-8(c)(1) to exclude from its proxy soliciting materials a shareholder proposal to terminate the Fund's advisory agreement.

n5 Rule 14a-8(c)(2) permits the omission of a shareholder's proposal that "if implemented, would require the registrant to violate any state law or federal law of the United States, or any law of any foreign jurisdiction to which the registrant is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state or federal law of the United States."

Rule 14a-8(c)(3)

You argue that the Partnership Proposal may be excluded pursuant to Rule 14a-8(c)(3) on the grounds that the supporting statement violates Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. While we do not agree that the entire Partnership Proposal may be excluded in reliance upon Rule 14a-8(c)(3), in our view, certain portions of the supporting statement may be omitted as discussed below. Please [*6] note that, except for those portions of the supporting statement discussed, we do not agree that a sufficient basis exists to exclude the remaining portions of the supporting statement in reliance upon Rule 14a-8(c)(3).

There is support for your view that paragraphs one and three are potentially false and misleading in contravention of Rule 14a-9. This defect would be cured, however, if the Proponent revises the supporting statement to state that the passage of the Partnership Proposal would not result in open-ending the Fund. Accordingly, if the Proponent does not revise the supporting statement in the manner indicated, within seven calendar days after receiving this letter, we would not recommend enforcement action against the Fund if these paragraphs were omitted from the Fund's proxy soliciting materials in reliance upon Rule 14a-8(c)(3).

There is support for your view that the example in the last sentence of the first paragraph, as presently worded, is potentially false and misleading in contravention of Rule 14a-9. This defect would be cured, however, if the Proponent revises the example to show the net asset value, market value and date used to arrive at the $ 2500. Accordingly, [*7] if the Proponent does not revise this sentence in the manner indicated, within seven calendar days after receiving this letter, we would not recommend enforcement action against the Fund if this sentence were omitted from the Fund's proxy soliciting materials in reliance upon Rule 14a-8(c)(3).

There is support for your view that the last sentence of the supporting statement is potentially false and misleading in contravention of Rule 14a-9. Accordingly, we would not recommend enforcement action against the Fund if this sentence were omitted from the Fund's proxy soliciting materials in reliance upon Rule 14a-8(c)(3).

We have included an enclosure that sets forth a brief discussion of the Division's procedures regarding shareholder proposals. If you have any questions or comments concerning this matter, please contact me at (202) 942-0548.

Sincerely yours,

Rene Romain
Senior Counsel

INQUIRY-1: SULLIVAN & CROMWELL

NEW YORK TELEPHONE: (212) 558-4000
TELEX: 62594 (INTERNATIONAL) 127816 (DOMESTIC)
CABLE ADDRESS: LADYCOURT, NEW YORK
FACSIMILE: (212) 558-3588

125 Broad Street, New York 10004-2498

1701 PENNSYLVANIA AVE., N.W., WASHINGTON, D.C. 20006-5805
444 SOUTH FLOWER STREET, [*8] LOS ANGELES 90071-2901
8, PLACE VENDOME 75001 PARIS

ST. OLAVE'S HOUSE, 91 IRONMONGER LANE, LONDON EC2V 8EY
101 COLLINS STREET, MELBOURNE 3000
2-1, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100
NINE QUEEN'S ROAD, CENTRAL, HONG KONG

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: The New Germany Fund, Inc. (40 Act File
No. 811-5983) -- Omission of Two Shareholder
Proposals Pursuant to Rule 14a-8

Dear Sirs:

We are writing as counsel to The New Germany Fund, Inc. (the "Fund") to assert that (a) the shareholder proposal and supporting statement from Opportunity Partners L.P., attached as Exhibit A, and (b) the shareholder proposal and supporting statement from Ms. Judy K. Goldstein, attached as Exhibit B, may each properly be omitted from the Fund's proxy statement pursuant to Rule 14a-8(d) for the reasons set forth below.

The Opportunity Partners proposal, discussed first, would directly terminate by stockholder action the Fund's investment advisory agreement (*i.e.*, it is not merely a recommendation). The other proposal recommends that the Fund be open-ended.

The Fund respectfully requests the SEC staff's confirmation that it will take no action if the proposals are excluded from the Fund's proxy statement for its 1998 annual stockholders' meeting. The Fund currently plans to mail definitive proxy material at the end of April 1998.

I. Advisory Agreement [*9] Termination Proposal

The fund believes the proposal (the "Termination Proposal") of Opportunity Partners L.P. (Exhibit A) directly to terminate the Fund's investment advisory agreement may be omitted for the following reasons.

1. The proponent has submitted two proposals. (Rule 14a-8(a) (4))

The Termination Proposal and the other proposal are in fact sponsored by the same party, via "alter ego" entities acting in concert. Mr. Phillip Goldstein is the president of the general partner of Opportunity Partners L.P. and as such controls it. The other proposal, to open-end the fund (Exhibit B), is in the name of Ms. Judy K. Goldstein, Mr. Goldstein's wife. Attached as Exhibit C is a letter the Fund received from Mr. Phillip Goldstein on letterhead of Opportunity Partners L.P. acknowledging that Ms. Goldstein is his wife and offering to consider withdrawing the Opportunity Partners proposal if the Fund takes certain steps regarding Ms. Goldstein's open-ending proposal, thereby confirming that he is the common party in interest behind both proposals. Indeed, the two proposals were initially faxed together from the same machine. The proponents have the same address. The two proposals [*10] also have the same basic stated goal of causing the Fund to open-end. For these reasons, the Fund believes both proposals are in fact being made by a single proponent using separate names in an attempt to circumvent the single-proposal limit of Rule 14a-8(a)(4). The SEC staff has consistently indicated that proponents will be treated as one for purposes of the single proposal limit when the issuer establishes that one is the "alter ego" of the other or one has control over the shares owned by the other. *See, e.g.*, Stone & Webster (March 3, 1995).

Accordingly, both proposals may be omitted unless the proponent withdraws one of them within 14 calendar days of the date of this letter. *

* The copies of this letter being sent to Opportunity Partners L.P. and to Ms. Goldstein shall constitute notice to them under the single proposal limit of Rule 14a-8, triggering the 14-day response period.

2. The proposal is not a proper subject for action by shareholders under Maryland law. (Rule 14a-8(c)(1))

The Termination Proposal purports, by direct shareholder action, to terminate the Fund's investment advisory agreement. The Fund is a Maryland corporation. Section 2-401 of the [*11] Maryland General Corporation Law vests the Board of Directors with the exclusive power, in the absence of clear statutory law to the contrary, to manage the corporation's business and affairs. Section 15 of the Investment Company Act of 1940 (the "1940 Act") does not require that termination of an investment advisory agreement be made only by shareholders. Rather, it provides that the agreement must permit termination by either the Board of Directors or the shareholders, but is entirely silent as to who decides which of these two alternatives it shall be. Under Maryland law, it is clear that the decision is the province of the Board of Directors. Thus, absent reframing the Termination Proposal as a recommendation or request that the Board act to terminate the investment advisory agreement, the Proposal is improper under Rule 14a-8(c)(1).

The SEC staff has previously concurred that a mandatory advisory agreement proposal could be omitted unless reframed as a recommendation. *See* Bancroft Convertible Fund, Inc. (May 26, 1987). In that situation the proposal purported to require that continuance of the investment advisory agreement be decided by shareholders. The relevant language [*12] of Section 15 of the 1940 Act regarding director or shareholder action on continuance is identical to that relating to termination. * The law of the that fund's state of incorporation (Delaware) also vested management of its business and affairs in its Board of Directors. In its response, the SEC staff expressly noted that Section 15 of the 1940 Act does not require shareholder action on the advisory agreement, but rather provides for action either by shareholders or the Board of Directors. The SEC staff noted that under Delaware law such action is a subject for directors. Therefore, the SEC staff concurred that the proposal could be omitted unless reframed in precatory language. *

* Section 15 (a)(3) permits continuance if "specifically approved at least annually by the board of directors or by vote of a majority of the outstanding voting securities" [emphasis supplied]. Section 15(a)(4) permits termination "at any time, without the payment of any penalty, by the board of directors of such registered investment company or by vote of a majority of the outstanding voting securities" [emphasis supplied].

* *See* also Cargill Financial Markets PLC (March 15, 1996) (shareholder proposal requiring adoption of interval fund status under Rule 23c-3 was properly omitted because Rule 23c-3 does not pre-empt state law regarding the need for director approval, even though shareholder approval may also be required); Mortgage Investors of Washington (June 28, 1977) (proposal to terminate management agreement was in precatory form and therefore could not be omitted under paragraph (c)(1)).

[*13]

The Fund's situation is identical to that of the Bancroft Convertible Fund. Under Maryland law, action to terminate the investment advisory agreement is reserved to the Board of Directors. ** 1940 Act Section 15 is permissive, not mandatory. Accordingly, under the precedent of the Bancroft letter the Termination Proposal may be omitted unless rephrased as a recommendation or request.

** We hereby confirm that statements as to matters of Maryland or 1940 Act law in section 2 of this letter represent this firm's opinion.

The foregoing conclusion also rests on a sound policy basis. Under the 1940 Act, the governance of investment companies places special emphasis on the role of the disinterested directors. The selection, continuance and termination of advisory agreements are regulated in the first instance through the disinterested directors. To allow ad hoc proposals of small shareholders to be directly acted upon by shareholders without involvement of these directors would represent a major change in the investment company governance process. Absence of the expertise and deliberations of the disinterested directors in this process would be adverse to the interests of the [*14] Fund's shareholders generally and would undermine one of the important goals of the 1940 Act in reforming investment company governance. The U.S. Supreme Court has confirmed that, where the 1940 Act is silent on a question of director vs. shareholder authority, state law controls. * Requiring the proposal to be rephrased in precatory form would still fully serve the shareholders' interests, while avoiding a disruptive effect on the governance process. The disinterested directors have a fiduciary duty to act responsibly in light of shareholders' views, even if they are expressed as a recommendation.

* *Burks v. Lasker, 441 U.S. 471, 99 S.Ct. 1831, 60 L. Ed. 2d 404 (1979)* (where 1940 Act did not specify, state law governed the disinterested directors' authority to discontinue a shareholder derivative suit).

Requiring rephrasing in precatory form is particularly appropriate in the case of the Termination Proposal, which obviously has as its sole focus an open-ending of the Fund (see also section 3 below). The proposal is submitted as a termination in an attempt to avoid the Maryland law limitation that only directors may [*15] open-end a Maryland fund. It should be treated as the proposal that it really is, and excluded unless rephrased as a recommendation.

3. The proposal would require the Fund to violate Maryland law and the 1940 Act. (Rule 14a-8(c)(2))

Under Section 2-405.1 of the Maryland General Corporation Law, the Fund's directors have the duty to act in good faith, in a manner reasonably believed to be in the Fund's best interests and with due care. Section 36 of the 1940 Act allows the SEC to bring actions against directors for breaches of fiduciary duty. As discussed in section 2 above, the question of termination of the Fund's investment advisory agreement is a matter reserved to the directors under state law. Direct adoption of the Termination Proposal by shareholders would prevent the directors from considering the question, as these provisions of state and federal law require, and would therefore require the Fund to violate Maryland law and the 1940 Act. For these reasons, the Termination Proposal may be omitted under Rule 14a-8(c)(2) unless rephrased as a recommendation.

4. The proposal's supporting statement is contrary to Rule 14a-9, which prohibits false and misleading statements [*16] in proxy soliciting materials. (Rule 14a-8(c)(3))

The proponent's statement states, in effect, that termination of the advisory agreement will lead to an open-ending of the Fund. Indeed, it concludes with the statement that "Your vote to terminate the advisory agreement is a vote for increasing the value of your shares" (with the statement's reference to "value" being another term used in the statement to refer to open-ending.) It is materially misleading to state that terminating the contract would cause an open-ending. The Fund's Board of Directors and stockholders have exclusive control over open-ending the Fund, and the investment adviser has none. * Terminating the advisory agreement would force the Fund to seek and engage a new adviser, but would have no effect on the Fund's articles of incorporation.

> * Open-ending is accomplished through an amendment to the articles of incorporation ("charter"). Under the laws of Maryland, in which the Fund is incorporated, a charter amendment may only be effected through approval of the Fund's Board of Directors, followed by stockholder approval. We hereby confirm that the foregoing sentence represents this firm's opinion concerning Maryland law.

[*17]

The misleading nature of the supporting statement cannot be cured merely through deletion of its last sentence. As can be seen from a review of the statement, its entire basis is that the Fund's investment adviser is the "main impediment to open-ending." In fact, the Fund's Board of Directors (represented by independent counsel), not the investment adviser, is in control of that matter, and has endorsed the Fund's closed-end format. ** Eight of the ten members of the Fund's Board of Directors are independent of the Fund's investment adviser.

> ** This letter has been reviewed and approved on behalf of the Board by the Fund's Audit Committee, consisting of three disinterested directors (and no interested directors).

The Board of Directors considers matters relating to the Fund's discount on a quarterly basis. It has considered a variety of possible ways to address the discount that would be in the interests of stockholders. In the Fund's most recent report to shareholders (for the six months ended June 30, 1997), the Board published its views on the closed vs. open-end format and the steps it was taking to address the discount. As indicated in that report, the Board is in charge, [*18] has concluded that the closed-end format is In the best interests of all shareholders, and most certainly is not controlled or swayed by the investment adviser. As an example of the Board's assertion of its oversight role over the adviser, in 1995 it negotiated a third breakpoint to reduce the advisory fee rate at net asset levels exceeding $ 500 million. The Fund's investment adviser is clearly not in a position to be an "impediment" to open-ending.

Although the Termination Proposal addresses solely termination of the investment advisory agreement, the proponent's supporting statement does not address any valid or relevant grounds for proposing termination. * Instead, it gives a misleading and incorrect reason, while failing to state that a result of termination would be to force the Fund to find a new adviser, disrupt investment operations and incur the expense of another shareholder meeting to approve the new adviser.

* In fact, the Fund's investment performance has been quite good, with total returns (on the basis of net asset value assuming reinvestment of dividends) of 8.48% in 1997, 21.73% in 1996, and 7.91% in 1995. This performance exceeded that of the Fund's benchmark index (which is unmanaged and not reduced by expenses) in these years. The Fund is ranked Four Stars by Morningstar on 1-, 3- and 5-year bases. The Fund's expense ratio is, and has been for many years, among the lowest of closed-end country funds.

[*19]

Clearly, the proponent is really seeking open-ending, and through an "alter ego" has already made such a proposal (see 1 above). ** If the question of open-ending is to be addressed by shareholders, it should be presented to them as such. * It should not be presented via a statement that is both false and omits material information. The proponent's statement is false in stating that terminating the advisory agreement will lead to open-ending. The statement's omission is failing to point out the disruptive effect on Fund operations of replacing the Fund's adviser, as noted above.

** The Fund also believes the proponent's supporting statement contains materially misleading statements and omissions relating even to the open-ending matters it discusses. First, it states that share values would increase $ 2.50 per share in an open-ending. However, the difference in share values would in fact depend on the dates of measurement, and can be expected to fluctuate (or even disappear). It is misleading to present the difference as a fixed dollar profit. Second, the proponent's statement asserts that issuance of shares at prices below their net asset value ("NAV") has increased the Fund's discount. This is misleading because it is not supported by the facts. For example, on the dates of the annual dividend payments (and related share issuances for reinvestment) in January 1998 and January 1997, the Fund's discount did not materially change. There were no other stock issuances in those years. Third, proponent's statement refers to the issuance of "millions of new shares", presumably implicitly criticizing its effect of reducing the Fund's NAV per share. The proponent's statement fails to mention that the Fund also has repurchased a large number of shares each year, which has an offsetting anti-dilutive effect on NAV per share. Fourth, the proponent's statement implies that it is the Fund's investment adviser that caused the issuance of shares. Under Maryland law, only the Fund's Board of Directors can authorize the issuance of shares (and we hereby confirm that this firm's opinion is to the foregoing effect).

[*20]

* As discussed under II.2 below, the Fund already intends to include an open-ending proposal in its proxy statement, so shareholders will have an opportunity to vote their views on this subject.

Therefore, the proposal is excludable pursuant to Rule 14a-8(c)(3) on the grounds that it violates Rule 14a-9, which prohibits false or misleading statements in proxy materials.

II. Open-Ending Proposal

The Fund believes the proposal (the "Open-Ending Proposal") of Ms. Judy K. Goldstein (Exhibit B) recommending that the Fund be open-ended may be omitted for the following reasons.

1. The proponent has submitted two proposals. (Rule 14a-8(a)(4))

As discussed above under I.1, the Open-Ending Proposal and the Termination Proposal are in fact sponsored by the same party. Accordingly, both proposals may be omitted pursuant to Rule 14a-8(a)(4) unless the proponent withdraws one of them within 14 calendar days of the date of this letter.

2. The proposal is substantially duplicative of a proposal previously submitted by another proponent, which will be included in the Fund's proxy statement. (Rule 14a-8(c)(11))

On November 19, 1997, the Fund received a proposal from Mr. [*21] William Steiner recommending the Fund's board of directors consider converting it to the open-end format or in the alternative merging it with an existing open-end fund. Attached as Exhibit D are copies of that proposal, and of the supporting statement as submitted and as revised by the proponent to address certain disclosure concerns of the Fund. The Fund intends to include that proposal and the revised supporting statement in its proxy statement.

The proponent's proposal was received on December 15, 1997, and recommends that the Fund's Board of Directors consider open-ending the Fund or merging with another open-end fund. As a review of both proposals reveals, there is no substantive aspect of the proponent's December proposal not already subsumed in Mr. Steiner's November proposal.

Accordingly, the proponent's Open-Ending Proposal may be excluded pursuant to Rule 14a-8(c)(11) on the grounds it is substantially duplicative of a previous proposal.

3. The proposal's supporting statement is contrary to Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. (Rule 14a-8(c)(3))

The proponent's supporting statement for the Open-Ending Proposal [*22] contains a number of materially misleading statements and has material omissions.

First, the proponent's statement asserts (first paragraph) that share values would increase $ 2.50 per share in an open-ending. However, the difference in share values would in fact depend on the dates of measurement. One amount is the share price in the market as of some date, and the other amount is the net asset value ("NAV") as of the open-ending date. Expressing the difference as static is materially misleading. Expressing it without indicating assumed dates is also misleading. The actual difference between share price today and share price at some speculative open-ending date will be affected by market price and NAV changes, and therefore could be negative or zero. It is highly improbable that it will be $ 2.50.

Second, the proponent's statement indicates (second paragraph) that "management opposes open-ending" to preserve fees. Open-ending is a question exclusively determinable by the Fund's Board of Directors (who are paid no management fee) and stockholders. * The investment adviser (which does receive investment management fees) does not have any control over the question. The proponent's [*23] statement misleadingly asserts that the Board's anticipated opposing statement is made by or on behalf of the investment adviser to preserve its fees. This misleadingly portrays the Board as having a self-interest motive that does not exist.

> * As previously noted, open-ending is accomplished through an amendment to the articles of incorporation ("charter"). Under the laws of Maryland, in which the Fund is incorporated, a charter amendment may only be effected through approval of the Fund's Board of Directors, followed by stockholder approval. We hereby confirm that the foregoing sentence represents this firm's opinion concerning Maryland law.

Third, the proponent's statement alleges that the Fund's management (presumably meaning the Board of Directors) has forced a "coercive and dilutive" rights offering on stockholders.

The Fund's 1994 rights offering was an offering of non-transferable rights to purchase shares at 95% of the lower of the NYSE price or net asset value at the end of the subscription period. Participation was entirely voluntary and was over-subscribed at 176%. Therefore, the use of the term "coercive" is a misstatement.

The rights offering did result in modest [*24] NAV reduction on the day it closed of 3.9%. However, in part through successful investment of the proceeds by the Fund's investment adviser, the Fund's NAV per share had regained that amount within only two months. Also, the market price per share did not materially decline during or shortly after the rights offering. As a result, the Fund's discount decreased between the start and the end of the rights offering. For these reasons, the term "dilutive" is misleading.

Fourth, the proponent's statement (third paragraph) asserts that the Fund's issuance of new shares to satisfy annual dividend reinvestment elections has increased the Fund's discount per share from NAV. This is misleading because it is not supported by the facts. For example, on the dates of the annual dividend payments (and related share issuances) in January 1998 and January 1997, the Fund's discount did not materially change. There were no other stock issuances in those years. The proponent's statement also fails to mention that the Fund has a stock repurchase program. Over the past several years the Fund has repurchased a large number of shares, which has an offsetting anti-dilutive effect on NAV.

Finally, the [*25] proponent's statement (third paragraph) again misleadingly states that the authorizer of share issuances receives management fees measured by higher asset levels and therefore has a conflict. Under Maryland law, only the Fund's Board of Directors can authorize the issuance of shares (and we hereby confirm that this firm's opinion is to the foregoing effect), whether in a dividend reinvestment election or a rights offering. Therefore, the supporting statement is incorrect and misleading in asserting that the Board of Directors had a conflict of interest in making these authorizations.

Therefore, the proposal is excludable pursuant to Rule 14a-8(c)(3) on the grounds that it violates Rule 14a-9, which prohibits false or misleading statements.

* * *

For the foregoing reasons, the Fund intends to exclude the proposals of Opportunity Partners L.P. and Ms. Judy K. Goldstein. Six copies of this letter and the enclosures are being submitted herewith in accordance with Rule 14a-8(d).

If the Commission's staff has any questions or would like to discuss this matter, please contact the undersigned at 212-558-3840, or in my absence, Stephen K. West (212-558-3522) or John O'Brien (212-558-3944) [*26] of our office.

Very truly yours,

John T. Bostelman

ATTACHMENT 1

OPPORTUNITY PARTNERS L.P.

60 Heritage Drive

Pleasantville, NY 10570

(914) 747-5262
(914) 747-5258 (Fax)

December 15, 1997

The New Germany Fund, Inc.
31 West 52nd Street
New York, NY 10019

Attention: Robert Gambee, Chief Operating Officer and Secretary

Dear Mr. Gambee:

Opportunity Partners L.P. is the beneficial owner of more than 75,000 shares of The New Germany Fund, Inc. (the "Fund"). It has beneficially owned shares valued at more than $ 1,000 for more than one year and it expects to continue ownership through the date of the Fund's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, it is hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its 1998 annual meeting of stockholders or any earlier meeting.

RESOLVED: The investment advisory agreement between Deutsche Morgan Grenfell Inc. ("DMG") and the Fund shall be [*27] terminated.

SUPPORTING STATEMENT

Our goal is to enable all stockholders of the Fund to realize net asset value ("NAV") for their shares. The surest way to achieve this is to convert the Fund to an open-end fund (or to merge it into an existing open-end fund). If the Fund is open-ended, every shareholder will benefit. For example, if you own 1,000 shares of the Fund, they will be worth about $ 2,500 more if it open-ends than if it remains a closed-end fund.

We believe that the current investment advisor, DMG, is the main impediment to open-ending because of its fear that its management fees may decline if we are able to redeem our shares at NAV. We need to remove this impediment to increasing the value of our shares.

The meager measures that DMG has recommended to narrow the Fund's persistent discount have been undermined by the issuance of millions of new shares at prices well below NAV. Issuance of these shares increased DMG's own fees while diluting the Fund's NAV. We deserve an investment advisor who is more concerned with increasing shareholder value than its own fees. Once the existing advisory agreement is terminated, the Board of Directors can quickly hire a new [*28] investment advisor who is amenable to open-ending the Fund.

Your vote to terminate the advisory agreement is a vote for increasing the value of your shares.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

ATTACHMENT 2

December 15, 1997
60 Heritage Drive
Pleasantville, NY 10570

The New Germany Fund, Inc.
31 West 52 Street
New York, NY 10019

Attn: Robert Gambee, Chief Operating Officer and Secretary

Dear Mr. Gambee:

I am the beneficial owner of more than 1,000 shares of The New Germany Fund, Inc. (the Fund"). I have beneficially owned shares valued at more than $ 1,000 for more than one year and I expect to continue ownership through the next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I am hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its 1998 annual meeting of stockholders or any earlier meeting.

RESOLVED: The stockholders of the Fund (1) deem it in their best interests that the Fund be converted to an open-end fund, and (2) strongly recommend that the Board of Directors take action to convert [*29] the Fund to an open-end fund as soon as possible.

SUPPORTING STATEMENT

As a closed-end fund, shares of the Fund have been languishing for years at a large discount to net asset value ("NAV"). Conversion to an open-end fund whose shares would be redeemable at NAV would eliminate this discount and increase the value of your investment. For example, if you own 1,000 shares of the Fund, and the Fund converts to an open-end fund, they will be worth approximately $ 2,500 more than they are worth if it remains closed.

Management will probably provide a litany of reasons as to why our Fund should remain a closed-end fund. Take these reasons with a large grain of salt. In my view, they are a smokescreen to divert your attention from the real issue - FEE PRESERVATION FOR THE INVESTMENT ADVISOR VS. GREATER SHAREHOLDER VALUE FOR US. If the Fund converts to an open-end fund, some stockholders may redeem their shares at NAV, which would lead to lower management fees. Preservation of its fees is, in my opinion, the real reason management opposes open-ending but that is hardly a reason for you to forego this opportunity to increase the value of your shares.

Do not be swayed by management's [*30] self-serving arguments about the long-term advantages of closed-end funds. Remember that this is a management that has foisted a coercive and dilutive rights offering on us. And every year, it issues new shares of stock at prices well below NAV. Issuance of those shares dilutes the Fund's NAV but increases management's fees. Clearly, there is a conflict of interest between management and the stockholders. It is in your own economic interest to reject management's pleas and vote to convert the Fund to an open-end fund.

Very truly yours,

Judy K. Goldstein

2005 SEC No-Act. LEXIS 555

Securities Exchange Act of 1934 -- Rule 14A-8

April 28, 2005

[*1] Exxon Mobil Corporation

TOTAL NUMBER OF LETTERS: 8

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2005

Jay W. Eisenhofer
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Re: Exxon Mobil Corporation
Incoming letter dated March 29, 2005

Dear Mr. Eisenhofer:

This is in response to your letters dated March 29, 2005, March 31, 2005, April 6, 2005, April 14, 2005, and April 19, 2005 concerning the shareholder proposal submitted to ExxonMobil by Ram Trust Services, Inc. We also have received letters from ExxonMobil dated March 29, 2005 and March 31, 2005. On March 13, 2005, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find that those letters present no information or arguments that provide a basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes [*2] that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined that your request does not meet this standard in any respect and, therefore, also determined not to present your request to the Commission.

Sincerely,

Alan L. Beller
Director

INQUIRY-1: G&E
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Tel: 302-622-7000
Fax: 302-622-7100

45 Rockefeller Center
15th Floor
630 Fifth Avenue
New York, NY 10111

Tel: 212-755-6501
Fax: 212-755-6503
www.gelaw.com
Direct Dial: (302) 622-7050

April 19, 2005

VIA TELECOPY AND OVERNIGHT MAIL

Jonathan G. Katz, Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Request for Commission Review of Staff Decision Pursuant, to 17 C.F.R. § 202.1(d) Regarding Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's [*3] **2005 Proxy Statement.**

Ladies and Gentlemen:

The decision of the staff of the Division of Corporate Finance (the "Staff") to permit the exclusion of the proposal submitted by RAM Trust Services, Inc. ("RAM") for inclusion in Exxon Mobil Corporation's ("ExxonMobil" or the "Company") 2005 proxy materials and considered by the Company's shareholders at the 2005 annual meeting is the product of the Staff being put in the untenable and unenviable position of being forced to resolve complex issues of law in a quasi judicial manner, while at the same time attempting to facilitate the proxy process and express its "informal" views regarding the application of Rule 14a-8. We respectfully submit that the Commission should take this opportunity to review the "no-action" process and to clarify that the role of the Staff should not be to resolve complex issues of law in order to permit the exclusion of shareholder proposals, but should err on the side of *declining* to issue "no-action" letters to corporations seeking to exclude specific shareholder proposals unless the corporation demonstrates conclusively that, a particular proposal is barred under the enumerated exclusions contained [*4] in Rule 14a-8. Here, the Staff accepted ExxonMobil's argument that its Board of Directors somehow lacks the ability to amend the Company's bylaws to require that an independent director serve as Chairman, despite the fact that ExxonMobil presented absolutely no support whatsoever for its bald claim that its Board somehow lacked the capacity to ensure the appointment of an independent director as chairman (even though such a requirement was never a part of RAM's proposal), and RAM presented extensive legal support, including an opinion from New Jersey counsel, explaining that implementation of RAM's proposal was and remains well within the authority of ExxonMobil's board of directors. Had the Staff erred on the side of declining to resolve complex issues of law, RAM's proposal never could have been excluded. Further, as explained previously, the Staffs acceptance of ExxonMobil's arguments here undermines the Commission's rulemaking authority and the integrity of federal law and the listing requirements of the public stock exchanges, which specifically *require* corporations to appoint independent directors to specific roles.

We submit this letter in further support of (i) our March [*5] 29, 2005 request, on behalf of RAM, that the Commission review the above referenced no-action proceedings (the "Proceedings"), including the no-action response by the

Staff dated March 13, 2005; and (ii) our subsequent correspondence to the Staff and the Commission on April 6, 2005 and April 14, 2005 in further support of RAM's request for review. As we previously informed the Commission, ExxonMobil filed a definitive proxy statement (the "2005 Proxy") with the Commission on April 13, 2005 which the Company is distributing to shareholders in connection with the Company's 2005 annual meeting. The 2005 Proxy omitted the shareholder proposal submitted by RAM (the "Proposal"), despite the following facts which RAM has repeatedly demonstrated throughout the Proceedings and the request for Commission review:

(i) The Proposal was included in ExxonMobil's proxy statements distributed to shareholders in connection with the Company's 2003 and 2004 annual meetings. The Company did not claim that it lacked the ability to implement the Proposal. To the contrary, the Company touted the independence of its board and intimated that the Company could implement the Proposal in the future if it [*6] deemed necessary. The Proposal was submitted to a shareholder vote at the Company's 2003 and 2004 annual meetings where, despite the Company's opposition, it received substantial shareholder support;

(ii) There is no legal basis for the argument that the Proposal is beyond the power of ExxonMobil's board to implement. Not only is the Proposal completely precatory, but RAM identified and discussed the specific New Jersey statutes relevant to this issue and provided a separate opinion of New Jersey counsel specifically opining that the Company has the power to implement the Proposal. The Company offered no rebuttal whatsoever, and in fact *admitted* that it could implement the Proposal, stating: "we do not claim that it would violate New Jersey law for the words requested by the proposal to be added to ExxonMobil's by-laws. n1 Further, RAM also demonstrated that companies (such as MCI Inc.) *have already implemented* substantively similar proposals and that numerous other companies *do not claim* that they lack the ability to implement such proposals but instead continue to include them in their proxy statements and to submit them to a shareholder [*7] vote;

(iii) In addition to lacking any legal basis for its position, ExxonMobil was aware that RAM had formally requested Commission review of the Proceedings when it filed and distributed its 2005 Proxy. ExxonMobil also was aware that the Staffs March 13, 2005 no-action letter represents only the "informal views" of the Staff, does not constitute an expression of the Commission's views, lacks the force of law, and does not shield the Company from liability for wrongfully excluding the Proposal; and

(iv) The Staffs position is logically inconsistent with and undermines the Sarbanes-Oxley Act, SEC Rules and listing requirements for the national public stock exchanges (including the NYSE, where ExxonMobil trades) which specifically require public corporations to appoint independent directors to a variety of positions, most notably to the audit committee.

n1 *See* Letter from James Earl Parsons, Esq. to the SEC Staff dated February 22, 2005 at p. 2. (unequivocally stating that the Company could amend the Company's by-laws in exactly the manner requested by the Proposal).

Ultimately, we believe that ExxonMobil's decision to exclude the Proposal under these circumstances [*8] will be determined by a reviewing Court, if not by the Commission itself, to violate Section 14(a) of the Securities Exchange Act of 1934 and Rules 14a-8 and 14a-9 promulgated thereunder. In this regard, we believe that the Proceedings and the wrongful exclusion of the Proposal by ExxonMobil highlight the need for review of the informal procedures employed by the Staff in considering no-action requests.

Specifically, the Staffs decision to issue a no-action letter permitting exclusion of RAM's Proposal and the historic inconsistency of the Staffs interpretation and application of Rule 14a-8(i)(6) to similar proposals, illustrates that the Staff frequently and perhaps unfairly is put in the position of interpreting complex issues of state law in response to novel arguments of corporations seeking to restrict shareholder franchise. When faced with such arguments, the Staff should not be forced to make quasi-judicial determinations concerning complex issue of state law. Accordingly, the Commission should specify that where a complex issue of state law is presented, the Staff should not attempt to decide or resolve the issue, but should leave its resolution to the courts. At the same [*9] time, consistent with the approach recently adopted by the Staff with respect to Rule 14a-8(i)(3), the Staff should err on the side of permitting shareholder proposals rather than accepting novel arguments by corporations seeking to exclude them. This is particularly so, where as here, the proposal at issue has been widely accepted by the Staff in previous years and where the particular proposal at issue has been included in a company's previous proxy statements and received considerable shareholder support at a company's previous annual meetings.

The Commission and the Staff consistently have emphasized that "the management has the burden of demonstrating the validity of its view that a proposal may properly be omitted." n2 In explaining when companies and shareholder proponents should provide a supporting opinion of counsel, the Staff has explained: "Rule 14a-8(i)(6) permits the company to exclude a proposal ***if it meets its burden of demonstrating that the company would lack the power or authority to implement the proposal.*** " Staff Legal Bulletin 14B(E) (September 15, 2004) (emphasis supplied). But in this case, RAM submitted a legal opinion which clearly explained that [*10] ExxonMobil cannot properly rely upon the exclusion provided by Rule 14a-8(i)(6) and ExxonMobil did not submit a legal opinion, or any other legal authority to the contrary. The Commission should clarify that the Staff should refrain from issuing no-action relief under such circumstances.

n2 *See* Exchange Act Release No. 12599 (July 7, 1976) *(41 FR 29989);* Rule 14a-8(g).

Additionally, we have become aware that certain members of the Staff may have taken offense to certain legal positions advanced by RAM's counsel in the Proceedings and in certain unrelated litigation, and that such attitudes may have affected the Staffs decision to permit the exclusion of RAM's proposal. Specifically, in the Proceedings, RAM's counsel directly challenged the historical inconsistency of and logical underpinnings to the Staffs apparent opinion that proposals advocating the appointment of independent directors -- which prior to last year had been considered rather "vanilla" proposals regularly included in corporate proxy statements -- are somehow now beyond the ability of corporate boards to implement. Similarly, in unrelated litigation pending before the United States [*11] District Court for the Southern District of New York and the United States Court of Appeals for the Second Circuit ("the AIG Litigation"), RAM's counsel have challenged the Staffs current opinion that proposals seeking to require corporations to publish the names of shareholder-sponsored candidates for director positions may be excluded under Rule 14a-8(i)(8). n3

n3 *American Federation of State County and Municipal Employees, Employees Pension Plan v. American International Group, Inc.,* S.D.N.Y. No. 05 Civ. 2390 (LLS); 2d Cir. No. 05-1308.

Based on information provided to us by to the staff of Senator Olympia J. Snowe (R, Me), it appears that the Staff may not have been receptive to arguments asserted by RAM solely because certain members of the Staff may have taken offense to the fact that the lawyers representing RAM have challenged the accuracy of the Staffs decisions. In particular, Martin P. Dunn, Deputy Director of the Division of Corporation Finance apparently expressed his opinion to Senator Snowe's staff that he believed RAM's counsel was "disrespectful" and "demeaning" to the Staff in connection with the Proceedings and the AIG Litigation.

If Mr. Dunn or any [*12] member of the Staff, in fact, has been offended by the legal arguments advanced in the Proceedings or in the AIG Litigation by RAM's counsel, we regret any offense our arguments may have caused. However, such sentiment has no place in the instant proceedings and we respectfully request that any such sentiment on behalf of the Staff be divorced from the merits of RAM's appeal to the Commission. Further, although we have voiced disagreement with certain decisions of the Staff, we have at all times maintained a respect and appreciation for the role of and work performed by the Commission and the Division of Corporation Finance. Indeed, we sympathize with the burden imposed on the Division of Corporation Finance in connection with the no-action process, but suggest that this burden has been exacerbated by the kind of inconsistent determinations by the Staff that we have outlined in our previous correspondence.

Deeply troubling, also, were certain comments that Mr. Dunn made at the annual conference sponsored by the Council of Institutional Investors last week. During a panel discussion at that conference, Nell Minow, Chairman of the Corporate Library, asked Mr. Dunn if RAM's proposal [*13] was somehow objectionable to the Staff, why RAM was not given an opportunity to cure any perceived defect before the Staff issued its "no-action" letter. Mr. Dunn responded that the Staff simply "didn't have time." With all due respect, the fact that the Staff "didn't have time" is not an acceptable reason to permit the exclusion of a shareholder proposal that garnered the support of in excess of 27% of the Company's shareholders last year (and over 21% in 2003). To the contrary, the Staff could have issued a qualified response to a no-action request, as it frequently does, permitting the exclusion of a challenged shareholder proposal unless the proponent includes certain designated changes.

In any event, if in fact the Staff is so over-burdened that they do not have sufficient time to address the numerous no-action requests submitted each proxy season, the Commission should implement policies designed to *discourage* the submission of multiple no-action requests rather than encouraging corporations to submit repeated requests for no-action relief seeking to exclude proposals previously approved by the Staff based on novel arguments that the Staff only recently determined to accept. [*14] In this regard, one significant way the Staff could exercise more control over its caseload would be to publish clear guidelines regarding when requests for no-action relief are appropriate, and to *decline* to issue no-action relief in all but the clearest cases where corporations prove, indisputably, that a particular proposal is barred under the clear language of Rule 14a-8. Where, however, the Staff determines to resolve complex issues of law based on competing arguments (and ExxonMobil here did not even bother to advance *any* legal arguments in support of its position), the Staff does nothing but encourage corporations' to seek no-action relief to bar shareholder proposals that heretofore have been considered perfectly appropriate.

Where, as here, the Staff's decisions on virtually identical proposals are radically different -- *i.e.* granting no-action relief permitting the exclusion of a proposal at one corporation and refusing to permit the exclusion of the same proposal at another corporation -- the Staff simply fosters confusion among the investing public and corporations. This confusion inevitably will result in an increased number of no-action requests. Mr. Dunn's [*15] complaint, therefore, that the Staff simply "didn't have time" and therefore could not provide RAM with any opportunity to cure any perceived defects in its proposal is inappropriate. We respectfully submit that the rampant inconsistency in the Staff's no-action process is the root cause of the problem, and that this inconsistency simply does not justify the exclusion of RAM's proposal here.

Finally, we wish to reiterate our continued willingness and availability to meet with or to discuss these matters with the Staff or the Commission and believe that such a dialogue could be extremely productive.

Sincerely,

Jay W. Eisenhofer

INQUIRY-2: G&E
Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Tel: 302-622-7000
Fax: 302-622-7100

45 Rockefeller Center
15th Floor
630 Fifth Avenue
New York, NY 10111

Tel: 212-755-6501
Fax: 212-755-6503
www.gelaw.com
Direct Dial: (302) 622-7050

April 14, 2005

<u>VIA TELECOPY AND OVERNIGHT MAIL</u>

Jonathan G. Katz, Secretary
Office of the Secretary

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

U.S. Securities and Exchange Commission
Division [*16] of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Request for Commission Review of Staff Decision Pursuant to 17 C.F.R. § 202.1(d) Regarding Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

On March 29, 2005, the undersigned respectfully requested, on behalf of RAM Trust Services, Inc. ("RAM"), that the above referenced no-action proceedings (the "Proceedings"), including the no-action response by the staff of the Division of Corporation Finance (the "Staff") dated March 13, 2005, be submitted to the Commission for its review.

On April 6, 2005, we submitted a letter to the Staff and the Commission on behalf of RAM to illustrate that numerous public companies have recently included similar "independent chairman" shareholder proposals in their proxy statements and that none of those companies (nor any other companies) have publicly claimed that they lack the power to implement such proposals.

We write to inform the Staff and the Commission of two additional recent developments. First, like the recent shareholder proposals we [*17] previously called to the Staffs and the Commission's attention, the following shareholder proposal was included in Allegheny Energy, Inc.'s proxy statement filed on March 29, 2005 at p. 6:

> 4-STOCKHOLDER PROPOSAL REGARDING AN "INDEPENDENT BOARD CHAIRMAN"
>
> RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, serve as Chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to our company.

This is the ***exact same*** proposal that the Staff erroneously determined was "beyond the power of the board to implement" in *General Electric Company* (available. January 14, 2005) and *Ford Motor Company* (available February 27, 2005) n1 and is substantively similar to the proposal in *The Boeing Company* (available January 27, 2005; rec. denied March 10, 2005) in which the Staff reached the opposite conclusion. The Allegheny proposal is also substantively similar to (i) similar proposals that, like ExxonMobil, Allegheny [*18] included in its proxy statements and submitted to a shareholder vote in 2003 and 2004, and (ii) the other independent chairman shareholder proposals identified in our April 6, 2005 letter to the Staff and the Commission which are being submitted to a shareholder vote by various companies at their 2005 annual meetings. Moreover, while Allegheny's opposition stated that it had "carefully considered" the proposal and included the company's opinion that the "proposal imposes an unnecessary restriction that is not in the best interests of the Company," it *did not* claim that the proposal was somehow beyond the power of the company to implement.

n1 The *only* difference between the three proposals is that the "c" in "Chairman" was not capitalized in the *Ford* proposal.

Secondly, we write to inform the staff that ExxonMobil filed its proxy statement with the Commission on April 13, 2005. That proxy statement violates Section 14(a) of the Securities Exchange Act and Rules 14a-8 and 14a-9 promulgated thereunder.

We again urge the Commission to issue guidance in this regard to correct the Staff's clearly erroneous application of Rule 14a-8(i)(6) to independent chairman shareholder [*19] proposals and (ii) to dispel the unnecessary confusion that the Staff's inconsistent treatment of such proposals has produced.

Sincerely,

Jay W. Eisenhofer

INQUIRY-3: G&E
Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Tel: 302-622-7000
Fax: 302-622-7100

45 Rockefeller Center
15th Floor
630 Fifth Avenue
New York, NY 10111

Tel: 212-755-6501
Fax: 212-755-6503
www.gelaw.com
Direct Dial: (302) 622-7050

April 6, 2005

VIA TELECOPY AND OVERNIGHT MAIL

Jonathan G. Katz, Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Request for Commission Review of Staff Decision Pursuant to 17 C.F.R. § 202.1(d) Regarding Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

On March 29, 2005, the undersigned respectfully requested, on behalf of RAM Trust Services, Inc. ("RAM"), that the above referenced no-action [*20] proceedings (the "Proceedings"), including this letter and the no-action response by the staff of the Division of Corporation Finance (the "Staff") dated March 13, 2005, be submitted to the Commission for its review.

We write to call the Staff's and the Commission's attention to the following shareholder proposals included in definitive proxy statements recently filed by various companies with the SEC which will be submitted to a shareholder vote at those respective companies' 2005 annual meetings. These proposals, like RAM's proposal, seek to amend corporate by-laws to require the appointment of an independent chairman, and do not contain any express "cure mechanism." Further, the Staff *declined* to permit the exclusion of at least two of the proposals in response to requests for no-action relief. The proposals are as follows:

(1) Form DEF 14A filed by Knight-Ridder, Inc. on March 24, 2005 at p. 27:

> Item 6: Shareholder Proposal
>
> ***
>
> "RESOLVED: The shareholders of Knight-Ridder, Inc. ("Knight-Ridder" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the [*21] Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders."

(2) Form DEF 14A filed by Bristol-Myers Squibb Company on March 23, 2005 at p. 41:

> ITEM 7--STOCKHOLDER PROPOSAL ON SEPARATION OF CHAIRMAN AND CEO POSITIONS
>
> Resolved: The Shareholders of Bristol-Myers Squibb ("BMS") urge the Board of directors (the "Board") to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board.

(3) Form DEF 14A filed by Verizon Communications Inc. on March 21, 2005 at p. 13:

> Item 6 on Proxy Card:
>
> ***
>
> RESOLVED: The shareholders of Verizon Corporation ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director -- as defined by the rules of the New York Stock Exchange ("NYSE") -- be its Chairman of the Board of Directors.

(4) Form DEF 14A filed by The Boeing Company on March 18, 2005 at p. 46:

> ITEM 9. SHAREHOLDER PROPOSAL ON INDEPENDENT BOARD CHAIRMAN
>
> ***
>
> RESOLVED: Shareholders request that our Board adopt a full-time [*22] policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

(5) Form DEF 14A filed by Wells Fargo & Company on March 17, 2005 at p. 63:

ITEM 8--STOCKHOLDER PROPOSAL REGARDING SEPARATION OF BOARD CHAIR AND CEO POSITIONS

***

Resolution
That the shareholders of WELLS FARGO & COMPANY request their Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the President and Chief Executive Officer.

(6) Form DEF 14A filed by Ameren Corporation on March 15, 2005 at p. 18:

Item (4): Shareholder Proposal Requiring an Independent Chairman of the Company's Board of Directors

***

RESOLVED: The shareholders of Ameren Corporation ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration [*23] of current employment contracts, to require that an independent director -- as defined by the rules of the New York Stock Exchange ("NYSE") -- be its Chairman of the Board of Directors.

(7) Form DEF 14A filed by Honeywell International Inc. on March 14, 2005 at p.31:

Proposal No. 6--SEPARATION OF CHAIRMAN/CEO

***

RESOLVED: The shareholders of Honeywell Corporation ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director--as defined by the rules of the New York Stock Exchange ("NYSE")--be its Chairman of the Board of Directors.

(8) Form DEF 14A filed by PepsiAmericas, Inc. on March 11, 2005 at p. 29:

PROPOSAL 3: SHAREHOLDER PROPOSAL

***

"RESOLVED: The shareholders of PepsiAmericas, Inc., ("PepsiAmericas" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders."

As we pointed out in our March. 29, [*24] 2005 letter, the Staff rejected no-action requests pursuant to Rule 14a-8(i)(6) made by both Bristol-Myers Squibb Company and The Boeing Company in an effort to exclude the proposals described above. We believe that the foregoing proxy statements and shareholder proposals further illustrate: (i) the Staff's inconsistent treatment of such proposals; and (ii) that the proposal submitted by RAM is clearly within the power of ExxonMobil's board to implement.

Tellingly, while each of these companies oppose the shareholder proposals described above, *none* of the companies was able or willing to *publicly* claim that the proposal at issue is beyond the power of the company to implement. Of course, if in fact a proposal was somehow actually beyond the power of a company to implement, it would constitute a material fact required to be included in that, company's proxy statement. Conversely, if such a proposal was actually *within* the power of a company to implement (as RAM conclusively demonstrated in this case), then it would be fraudulent to publicly claim to the contrary. But in fact, RAM is unaware of a single instance in which a company has publicly claimed that it lacks the [*25] ability to implement a shareholder proposal seeking to require that an independent director serve as chairman *when opposing such a proposal in the company's proxy statement.* Indeed, ExxonMobil itself has never publicly made such a claim.

RAM respectfully submits that the Commission should direct the Staff to stop allowing companies *to pretend* that they lack the ability to implement shareholder proposals (in no-action proceedings before the Staff) that they publicly demonstrate the ability to implement. The Commission's guidance in this regard is necessary both (i) to correct a Staff position that is clearly erroneous and (ii) to dispel the unnecessary confusion that the Staffs inconsistent treatment of such proposals has produced.

Sincerely,

Jay W. Eisenhofer

INQUIRY-4: G&E

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Tel: 302-622-7000
Fax: 302-622-7100

45 Rockefeller Center
15th Floor
630 Fifth Avenue
New York, NY 10111

Tel: 212-755-6501
Fax: 212-755-6503
www.gelaw.com
Direct Dial: (302) 622-7050

March 31, 2005

VIA TELECOPY AND OVERNIGHT MAIL

Jonathan G. Katz, Secretary
Office of the Secretary [*26]
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Request for Commission Review of Staff Decision Pursuant to 17 C.F.R. § 202.1(d) Regarding Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

This responds to the letter dated March 29, 2005, from James Earl Parsons, Esq., regarding the request of RAM Trust Services, Inc. ("RAM") for Commission review of a March 13, 2004 no-action letter by the staff of the Division of Corporation Finance (the "Staff"). n1

n1 Mr. Parson's letter, which states that it was faxed to the undersigned on March 29, 2005, was not, in fact, faxed to us until March 30. Further, although the Staffs no-action letter at issue here is dated March 13, 2004, we were not provided with a copy and only found the letter online during the evening of March 17, 2005, when doing related research.

RAM's proposal submitted for inclusion in ExxonMobil's 2005 proxy materials [*27] (the "Proposal") is the *exact same* proposal that has been submitted to the Company's shareholders for two years running, and received support from 27% of the shareholders at last year's annual meeting. Whether ExxonMobil should be permitted to exclude a proposal that consistently has garnered significant support from the Company's shareholders for two years running presents a significant issue that should not lightly be disregarded by the Commission.

ExxonMobil's argument that the Commission should decline to review the Staff s no-action determination because of the Company's cost concerns is irrelevant. As ExxonMobil well knows, the Staff's no-action response represents an *informal* opinion. ExxonMobil runs the risk of publishing a false and misleading proxy statement if it wrongfully omits RAM's proposal, and the Staffs informal opinion does not change this fact. n2 If ExxonMobil is truly concerned about costs, it could -- and should -- delay publishing its proxy materials until after the full Commission has had an opportunity to review the exclusion of RAM's proposal.

n2 *See* March 13, 2005 letter from the Staff to ExxonMobil, stating that:

> It is important to note that the staffs and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

[*28]

ExxonMobil's response is most telling for what it fails to address. As explained' in our letter dated March 29, the Staffs opinion that ExxonMobil's Board somehow lacks the ability to ensure that an independent director can serve as Chairman undermines the Sarbanes-Oxley Act, the SEC's own rulemaking authority, and the listing requirements of the public stock exchanges. RAM recognizes that the Staff recently (and inconsistently) has opined that corporate boards may exclude shareholder proposals calling for independent directors to be appointed to various positions unless the proposal provides for some kind of "cure mechanism." RAM respectfully submits, however, that the Staff's opinion in this regard is incorrect, and this is precisely the issue that must be addressed by the Commission. n3

n3 The confusion caused by the Staff's apparent inconsistent no-action determinations regarding the absence of "cure mechanisms" in independent director proposals is also aptly demonstrated by comparing *Ford Motor Company* (February 27, 2005) (granting no-action relief where proposal sought to require independent chairman, without "cure mechanism") with *Ford Motor Company* (Rec. denied March 24, 2005) (declining no-action relief regarding proposal to establish, committee of independent directors, without any "cure mechanism").

[*29]

As explained previously, the Sarbanes-Oxley Act, SEC Rules and listing requirements for the national public stock exchanges (including the NYSE, where ExxonMobil trades) specifically *require* public corporations to appoint independent directors to a variety of positions, most notably to the audit committee. If ExxonMobil can comply with its *legal obligation* to appoint independent directors to its audit committee, it certainly has the capacity to appoint an independent director to serve as Chairman. The Staff's determination that ExxonMobil may exclude RAM's proposal under Rule 14a-8(i)(6) because the Company cannot "ensure" that a director appointed as Chairman will retain his or her independence seriously undermines the rule-making authority of the Commission. In other words, by opining that ExxonMobil's Board does not have the ability to ensure that an independent director serve as Chairman, the Staff necessarily has reflected an opinion that public corporations lack the capacity to ensure compliance with the Sarbanes-Oxley Act, SEC Rules, and the listing requirements of the public stock exchanges.

In any event, as we pointed out in our last correspondence, the Staffs concern [*30] that ExxonMobil's Board must be provided with some kind of "cure mechanism" is satisfied under the law of the State of New Jersey, which governs the Company's internal affairs. If RAM's proposal was implemented, and ExxonMobil's Board accepted RAM's *precatory recommendation* that the Company adopt a bylaw requiring that an independent director serve as Chairman, and someday the Company finds itself in a position that the Chairman somehow loses his or her independence, ExxonMobil's Board is empowered *under New Jersey law* to amend the Company's bylaws to "cure" any such problem. *See* N.J. Stat. Ann. § 14A:2-9 (West Supp. 2005); *see also* Article IX of ExxonMobil's bylaws.

Conclusion

ExxonMobil's March 29, 2005 letter to the Commission fails to refute a single substantive argument advanced by RAM in support of its request for Commission review. To the contrary, ExxonMobil admits that this appeal involves a "significant staff policy decision." Further, the importance of review by the Commission cannot be understated, as the very Proposal at issue here has been presented to ExxonMobil's shareholders for two years running *and was approved by 27% of the Company's shareholders* [*31] *at last year's annual meeting*. Thus, RAM respectfully submits that review by the Commission is appropriate under 17 C.F.R. § 202.1(d).

Sincerely,

Jay W. Eisenhofer

INQUIRY-5: RE: Request by Ram Trust Services, Inc. for Commission Review of Staff Decision re Shareholder Proposal Submitted for Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

This letter responds to the March 31 letter from counsel for RAM Trust (which in turn supplements their March 29 letter and responds to our own March 29 letter) regarding the proponent's request that the Commission review and reverse the staff decision of March 13.

We re-affirm for the record our belief that the staff views expressed in Exxon Mobil Corporation (available March 13, 2005) and numerous related letters over the past year are consistent and correct, and we do not believe it would be appropriate for the Commission to review these letters at this late date. The fact that we are not responding to arguments made in the proponent's counsel's latest letters does not mean we accept those arguments. We believe the extensive existing record in this matter already amply [ILLEGIBLE WORD] staff's conclusions. We do [*32] not wish to prolong this untimely and [ILLEGIBLE WORD] debate any further.

In the interest of time, this letter is being faxed to the staff, the Commission, and to counsel for the proponent. Copies will also be sent by overnight mail to the proponent.

Sincerely,

James Earl Parsons

INQUIRY-6: G&E
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Tel: 302-622-7000
Fax: 302-622-7100

45 Rockefeller Center
15th Floor
630 Fifth Avenue
New York, NY 10111

Tel: 212-755-6501
Fax: 212-755-6503
www.gelaw.com
Direct Dial: (302) 622-7050

March 29, 2005

VIA TELECOPY AND OVERNIGHT MAIL

Jonathan G. Katz, Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Request for Commission Review of Staff Decision Pursuant to C.F.R. § 202.1(d) Regarding Shareholder Proposal Submitted by RAM Trust Services, Inc. for Inclusion in Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

The undersigned [*33] hereby requests, on behalf of RAM Trust Services, Inc. ("RAM"), that the above referenced no-action proceedings (the "Proceedings"), including this letter and the no-action response by the staff of the Division of Corporation Finance (the "Staff") dated March 13, 2005, be submitted to the Commission for its review.

The Proceedings involved a proposal (the "Proposal") submitted by RAM to Exxon Mobil Corporation ("Exxon-Mobil" or the "Company") for inclusion in the Company's 2005 proxy statement which urges the board of directors to take the necessary steps to amend the Company's by-laws to require that an independent director serve as chairman of the board of directors ("Chairman") and that the Chairman shall not concurrently serve as the chief executive officer. Many similar proposals requesting companies to require (by policy of bylaw amendment) that an independent director serve as Chairman ("Independent Chairman Proposals") have been the subject of recent contested no-action proceedings.

RAM respectfully submits that the Staff incorrectly concluded that the Proposal may be excluded from ExxonMobil's proxy statement in reliance upon Rule 14a-8(i)(6) as beyond the ability of ExxonMobil's [*34] board to implement. Further, as discussed below, the Proceedings are appropriate for consideration by the Commission pursuant to 17

CFR § 202.1(d) because they involve both "matters of substantial importance" and "novel or highly complex" issues. Specifically; as discussed below:

(1) the Staff fundamentally misinterpreted the Proposal;

(2) the Staff's ruling is inconsistent with Section 10A of the Securities Exchange Act of 1934 (the "Exchange Act") and rules promulgated by the SEC thereunder;

(3) the Staff failed to consider applicable state law;

(4) the Staff ignored prior acts and statements by the Company which demonstrate that the Company possesses the power and authority to implement the Proposal;

(5) the distinctions the Company urged the Staff to accept to distinguish the Proposal from previous proposals that the Staff has declined to allow companies to exclude do not exist; and

(6) the Staff's inconsistent no-action decisions have led to unnecessary confusion and the proliferation of contested no-action proceedings with respect to similar proposals. n1

n1 To the extent that the Commission declines to review the Staffs decision in the Proceedings, [*35] RAM requests that the Staff reconsider its position in light of: (i) the overwhelming weight of legal authority that RAM has cited in support of its position which demonstrates that the Proposal is within the power and authority of ExxonMobil's board to implement; and (ii) ExxonMobil's failure to respond to such authority.

I. The Staff Misinterpreted the Proposal

As an initial matter, the premise of the Staff's rejection of RAM's Proposal (i.e. the Proposal is "beyond the power of the board to implement") is simply incorrect. RAM's Proposal urges, but does not require, the board to take the necessary steps to amend the Company's by-laws to establish a valid independence qualification applicable to the Chairman position. In point of fact, RAM's proposal is completely precatory and does not actually require ExxonMobil's take any action whatsoever. Indeed, even assuming that: (1) the Proposal received the support of a majority of shareholders; and (2) the board then decided voluntarily to implement the Proposal, it would still not require the board to "ensure" or "guarantee" that the independence qualification sought to be established by the Proposal would be met under [*36] any conceivable set of circumstances. This is simply not a requirement of the Proposal. Thus the Staffs determination that "there appears to be some basis for [the] view that ExxonMobil may exclude the Proposal under rule 14a-8(i)(6)" because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times" is simply incorrect.

2. The Staff's Ruling is Inconsistent with Section 10A of the Exchange Act

In addition to misinterpreting the Proposal, the Staffs determination that ExxonMobil's board somehow lacks the authority to appoint an independent director as Chairman is legally incorrect, is at odds with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and undermines the SEC's rulemaking authority and the listing requirements of the public stock exchanges. Specifically, ExxonMobil is required under the Sarbanes-Oxley Act and SEC Rules promulgated thereunder to appoint independent directors to its audit committee. Similarly, exchange listing requirements require that various committees of the board be comprised of independent directors and require that a majority of the board be independent. [*37] The Staffs determination that companies such as ExxonMobil lack the capacity to appoint an independent director to the position of Chairman, and/or "to ensure that its chairman retains his or her independence at all times" therefore, calls into question corporations' abilities to comply with any of these legal requirements as well as the Commission's authority to promulgate such rules. Of course this conclusion is absurd.

Section 10A of the Exchange Act, as amended by Section 301 of the Sarbanes-Oxley Act, requires that each member of the audit committee of a company with securities listed on a national securities exchange or NASDAQ must be independent. See *15 U.S.C. 78j*-l(m)(3)(a). The SEC was required by Congress to implement this requirement by directing all national securities exchanges and national securities associations ("SROs") to prohibit the listing of any security of any company not in compliance with this independence requirement. See *15 U.S.C. 78j*-l(m)(1). To that end, the SEC adopted a Final Rule on April 9, 2003, directing the SROs to adopt listing rules that require that [*38] each member of a listed company's audit committee be independent and mandating compliance with the new listing rules by the earlier of such companies' first annual shareholders meeting after January 15, 2004, or October 31, 2004. n2 When the SEC adopted the rule, it noted that:

> An audit committee comprised of independent directors is better situated to assess objectively the quality of the issuer's financial disclosure and the adequacy of internal controls than a committee that is affiliated with management. Management may face market pressures for short-term performance and corresponding pressures to satisfy market expectations. These pressures could be exacerbated by the use of compensation or other incentives focused on short-term stock appreciation, which can promote self-interest rather than the promotion of long-term shareholder interest. An independent audit committee with adequate resources helps to overcome this problem and to align corporate interests with those of shareholders.

(emphasis added). n3 Less than a month later, on November 4, 2003, the SEC approved Section 303A of the New York Stock Exchange ("NYSE") Listed Company Manual, which applies [*39] to ExxonMobil because ExxonMobil's stock is traded in the NYSE. n4 Section 303A.06 specifically requires that ExxonMobil "must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act," and thus requires that ExxonMobil's audit committee be comprised solely of independent directors. Moreover, Section 303A also requires that the majority of ExxonMobil's board must be composed of independent directors (Section 303A.01), that ExxonMobil must have "a nominating/corporate governance committee composed entirely of independent directors" (Section 303A.04) and that ExxonMobil must have "a compensation committee composed entirely of independent directors" (Section 303A.05).

n2 SEC Final Rule, Standards Relating To Listed Company Audit Committees, 17 CFR PARTS 228, 229, 240, 249 and 274, Release Nos. 33-8220; 34-47654; IC-26001; File No. S7-02-03 (April 9, 2003). Exchange Act Rule 10A-3 provides that if a company does not have a separately designated audit committee, then the company's entire board of directors will constitute the audit committee.

n3 As stated by William H. Donaldson, Chairman of the Commission in remarks before the Senate Committee on Banking, Housing and Urban Affairs on September 9, 2003:

> Recognizing that financial statements, financial reporting and the audit itself is the bedrock upon which full and accurate disclosure is built, and also recognizing the importance of the audit committee in these processes, Congress in Section 301 of the Act called for, and on April 1, 2003 the Commission adopted, rules directing the nation's exchanges to prohibit the listing of any security of a company that is not in compliance with the audit committee requirements established by Section 301. Under the new rules, listed companies must meet the following requirements:
>
> All audit committee members must be independent;. . .

(emphasis added).

[*40]

n4 See Securities Exchange Act Release No. 48745 (November 4, 2003); *68 FR 64154* (November 12, 2003)(SR-NYSE-2002-33).

If it is within the power of a corporate board to comply with the Sarbanes-Oxley Act, the Rules promulgated by this Commission, and the listing requirements of various exchanges and ensure appointment of independent directors to various board committees, it is absurd to suggest that the same board is somehow legally unable to ensure that a single independent director serve as Chairman. It simply makes no logical sense. The absurdity of this argument is further highlighted by the fact that other public corporations in fact already have by-laws that require that the Chairman be an independent director. For example, MCI, Inc.'s by-laws specifically provide that:

SECTION 3. Board Chairman. The qualification standards for Board Chairman are as follows:

(i) the individual shall not have been an employee or senior officer of the Corporation or any of its subsidiaries within the prior ten calendar years; n5

n5 See By-Laws of MCI, Inc. (adopted on April 19, 2004).

RAM submits that it is incongruous to suggest that the [*41] SEC can *require* companies to comply with independence requirements applicable to those companies' boards of directors on the one hand, yet at the same time allow those same companies to facetiously argue that they lack the power to implement a proposal seeking to apply such an independence requirement to the Chairman position of the board of directors on the other hand.

ExxonMobil's arguments that it cannot "ensure" the election of sufficient independent directors (the sufficient number is 1) to serve as Chairman and can also cannot "ensure" that an independent director elected by shareholders would agree to be Chairman begs the question: How can ExxonMobil "ensure" the election of sufficient directors who would agree to serve on the Company's audit, nominating/corporate governance and compensation committees in order to "ensure" that those committees are composed entirely of independent directors? Similarly, how can ExxonMobil "ensure" that shareholders will elect sufficient independent directors "so that the majority of its entire board is composed of independent directors? Finally, if ExxonMobil's argument that it cannot "ensure" that its Chairman retains his or her independence [*42] at all times, is accepted, then how can ExxonMobil be expected to "ensure" that each member of its audit, nominating/corporate governance and compensation committees "retains his or her independence at all times?" It is simply impermissible for the Staff to accept ExxonMobil's arguments when to do so contradicts both the Exchange Act and the Rules promulgated by the Commission.

3. The Staff Failed to Consider Applicable State Law

The Staff's decision also improperly ignored state law which conclusively demonstrates that it is well within the power and authority of ExxonMobil's board to amend corporate by-laws and to appoint an independent Chairman. The Staff cannot arbitrarily decide what is and, what is not within the power of a company to implement. To the contrary, whether an Independent Chairman Proposal is within the power and authority of a company to implement is a matter of internal corporate governance that is regulated by state law. As such, whether a particular action is within the power of the board necessarily must be resolved with reference to applicable state law.

To that end, RAM provided a legal opinion of New Jersey counsel which specifically opined that [*43] the Proposal is well within the power of the board to implement under New Jersey law. n6 Specifically, RAM demonstrated that:

. Under New Jersey law, boards of directors are expressly given the authority to "make, alter and repeal by-laws" unless such right is reserved to the shareholders in the company's certificate of incorporation. N.J. Stat. Ann, § 14A:2-9 (West Supp. 2005);

. ExxonMobil's Certificate of Incorporation does not reserve authority to "make, alter and repeal by-laws" to the shareholders and ExxonMobil's existing by-laws and board resolutions expressly confer upon the board' "the power to make, alter and repeal the by-laws of the corporation." ExxonMobil's By-Laws (as revised July 31, 2002), Article IX; Resolution Regarding Powers and Functions Reserved to the Board (May 30, 2001);

. New Jersey law also specifically permits a company's by-laws to prescribe qualifications for directors. N.J. Stat. Ann. § 14A:6-1 (West Supp. 2005); and

. Even assuming that ExxonMobil could somehow be faced with a situation where: (i) its Chairman resigned or lost his or her independence; and (ii) none of the Company's existing independent directors could serve as [*44] Chairman, ExxonMobil's Board could still ensure the appointment of an independent Chairman by expanding the Board and designating an individual who is willing to serve in that capacity. Restated Certificate of incorporation of Exxon Mobil Corporation (As Amended Effective June 20, 2001), Article SEVENTH; ExxonMobil's By-Laws (as revised July 31, 2002), Article II, paragraph 1; N.J. Stat. Ann. § 14A:6-2 (West Supp. 2005).

n6 See Certification of Robert A. Fagella, Esq. at P7 (specifically opining that: "New Jersey law, specifically N.J.S.A. 14A:2-9, confers upon the ExxonMobil Board the authority necessary to amend the Company's by-laws to require that an independent director serve as Chairman of the Board of Directors and that the Chairman shall not concurrently serve as the Chief Executive Officer").

Thus, RAM conclusively demonstrated that, pursuant to ExxonMobil's charter and by-laws and pursuant to New Jersey law (including N.J. Stat. Ann. § 14A:2-9, N.J. Stat. Ann. § 14A:6-1), ExxonMobil has the power to implement the Proposal. n7 In response, ExxonMobil did not even attempt to rebut RAM's arguments, but instead simply argued that it was permitted to exclude the Proposal [*45] because the Staff had permitted the exclusion, of similar proposals submitted to other companies in the past. n8 In fact, ExxonMobil affirmatively admitted that ExxonMobil's board possesses the power to amend the by-laws in exactly the manner contemplated by the Proposal. n9

n7 See letter dated February 16, 2005 from RAM to the SEC at 3-5 and attached Certification of Robert A. Fagella, Esq.

n8 See letter from ExxonMobil to the SEC dated February 22, 2005 at 2.

n9 Id. (stating that "we do not claim that it would violate New Jersey law for the words requested by the Proposal to be added to Exxon Mobil's by-laws").

By ignoring relevant state law when ruling on ExxonMobil's no-action request pursuant to Rule 14a-8(i)(6) and instead allowing the Company to simply rely upon earlier no-action letters without consideration of relevant legal arguments (including a formal legal opinion interpreting applicable state law), the Staff ignored its own missive that the burden is on a company to establish that it has a reasonable basis for excluding a proposal from the company's proxy materials. See Staff Legal Bulletin No. 14 (CF) (July 13, 2001).

The issue of whether [*46] the Staff can decide, in a vacuum, what actions are within the power of a company to implement, without considering applicable state law, constitutes a matter of substantial importance. It is particularly important for the Commission to review the Staff's decision in the Proceedings, because the Staff impermissibly substituted the determination of the legislature of the State of New Jersey with its own determination of what actions are within the power of a New Jersey corporation to implement.

4. The Staff Ignored that ExxonMobil has Publicly Flaunted the Independence of its Board and has Demonstrated the Ability to Implement the Proposal

Even assuming another company might "lack the ability" to appoint an independent director as Chairman, ExxonMobil has publicly and consistently represented that it has the ability to do so. Thus, the fact that the Staff apparently has accepted the Company's argument that its board is somehow incapable of appointing an independent Chairman indicates that the Staff was simply deceived in this regard.

RAM's Proposal previously was required to be included in ExxonMobil's previous proxy statements and received substantial shareholder support. [*47] ExxonMobil never claimed that it lacked the ability to implement the Proposal until, by its own admission, it became aware that the Staff was allowing other companies to exclude similar proposals based upon the fiction that that a company cannot implement a proposal establishing a director qualification unless it can first "ensure" that shareholders will in all conceivable circumstances, elect sufficient directors meeting the qualification.

In fact, RAM demonstrated that ExxonMobil has repeatedly flaunted the independence of its board, its ability to separate the positions of CEO and Chairman and its ability to establish and staff board committees with independent directors. Specifically, just last year, ExxonMobil unambiguously stated in proxy statement that: "the Board retains the authority to separate the offices of Chairman and CEO if it deems such a change appropriate." n10 Similarly, ExxonMobil also publicly touted the independence of its board of directors, stating:

. "Independent directors make up a substantial majority of the. Board and normally meet in executive session after each regular Board meeting."

. "Only independent directors serve on the Audit, [*48] Board Affairs, Compensation, Contributions, and Public Issues Committees."

. "Ten of ExxonMobil's 13 current directors are independent. The independent directors hold regular and frequent executive sessions."

. "At ExxonMobil, the CEO's performance is evaluated solely by the independent directors meeting outside the presence of the CEO or any other Company employee." n11

Unfortunately, the Staff simply ignored ExxonMobil's demonstrated ability to implement the Proposal and instead allowed ExxonMobil to ride on the coattails of previous no- action letters.

n10 See ExxonMobil's 2004 proxy statement at p. 39 (emphasis supplied). RAM also demonstrated that ExxonMobil's Corporate Governance Guidelines also provide that: "the Board believes it is appropriate and efficient for ExxonMobil's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future." (emphasis supplied).

n11 Id. at p. 38 (emphasis supplied).

The Staff's failure to consider such objective, demonstrative evidence of companies' abilities to implement proposals seeking [*49] to establish independence criteria for the Chairman position has resulted in increasing numbers of companies attempting to exclude proposals which those same companies have historically and publicly exhibited the ability to implement, and which have historically been submitted to a shareholder vote at those companies' annual meetings. Thus, even though many companies, like ExxonMobil publicly flaunt the independence of their boards of directors, the Staff is encouraging those same companies to institute no-action proceedings before the Staff claiming that the Independent Chairman Proposals suddenly have become beyond the power of the companies to implement. This has contributed to a rapid proliferation of contested no-action proceedings concerning proposals which previously have been deemed appropriate for inclusion in companies' proxy statements. Given the Commission's finite resources, RAM believes that this constitutes a matter of substantial importance.

5. Distinctions Urged in the Wake of *The Wall Disney Company* (available November 24, 2004) have No Merit

Even though the Staff has required the inclusion of similar shareholder proposals in companies' proxy statements, [*50] and even though other companies' by-laws already provide that the Chairman must be an independent director, ExxonMobil argued that the Proposal could be excluded because it requests ExxonMobil's board to amend the Company's by-laws as opposed to requesting that the board establish a "policy" and because the Proposal does not expressly state that the board has the flexibility to deal with a theoretical situation where (1) an independent Chairman resigns and (2) no other independent directors are available to be appointed Chairman. As described below there is absolutely no basis for either of these illusory distinctions.

For years, proposals similar to the Proposal have been included in companies' proxy statements and, in fact, as stated above, the Proposal appeared in ExxonMobil's proxy statements and received significant shareholder support in each of the two most recent years. However, beginning in early 2004, the Staff issued a series of no-action letters to companies allowing those companies to exclude the proposals in question as beyond the power of the company to implement. These no-action letters, which ExxonMobil cited in its no-action request, were based upon the erroneous [*51] argument that companies could not "ensure" the election of independent directors and thus could not "ensure" that the independence qualification would be met in every hypothetical set of circumstances. Unfortunately, the proponents either failed to respond to the no-action requests at all, or failed to demonstrate that the respective companies possessed the power to implement the proposal(s) under state law and therefore, the letters were issued by the Staff without the benefit of this critical argument.

In The Walt Disney Company (available November 24, 2004) the shareholder proponent effectively demonstrated that "under the Company's Certificate of Incorporation and Delaware law, the Board has the express legal authority to establish qualifications for the Company's directors" and further pointed out that "nowhere does the law limit that authority to only those qualifications which the Company can guarantee will be met," When these critical facts were called to the Staff's attention, it declined to issue no-action relief pursuant to Rule 14a-8(i)(6). The Staff subsequently declined no- action relief with respect to similar Independent Chairman Proposals in Merck & Co., Inc. [*52] (available December 29, 2004) and Bristol-Myers Squibb Company (available February 7, 2005). Nevertheless, ExxonMobil now asks the Staff to again ignore underlying state law in order to establish artificial distinctions between the Disney, Merck and Bristol-Myers letters and the Proposal which simply do not exist.

Specifically, ExxonMobil argued in the Proceedings that the Disney, Merck and Bristol-Myers proposals are distinguishable from the Proposal, because (i) the proposals at issue in those no-action proceedings involved "policies" as opposed to an amendment of by-laws and (ii) the proposals in those proceedings also contained qualifications to the effect of "whenever possible" or "except in rare and explicitly spelled out, extraordinary circumstances."

But ExxonMobil provided absolutely no support for these urged distinctions. For instance, with respect to the policy vs. by-law distinction, ExxonMobil merely stated that: "it is one thing for a company to have a policy of independence regarding its chairman; it is quite another matter for a company to be in breach of its by-laws should the shareholders fail to elect sufficient independent directors, or should [*53] an independent director decline to serve as chairman." n12 ExxonMobil did not offer one iota of legal support for this conclusory statement. In fact, RAM demonstrated that under New Jersey law and ExxonMobil's charter and by-laws, ExxonMobil's board has the express power and authority to "make, alter and repeal by-laws" and thus, ExxonMobil's board of directors can amend or repeal board enacted by-laws at its sole discretion -- just like it can amend or abolish "policies" at its sole discretion. Thus, the purported distinction urged by ExxonMobil and apparently accepted by the Staff between what ExxonMobil characterized as "rigid by-law[s]" and "flexible polic[ies]" simply does not exist. n13

n12 See Letter from ExxonMobil to the SEC dated January 17, 2005 at 4.

n13 See Letter from ExxonMobil to the SEC dated February 28, 2005 at 2.

Similarly, with respect to the second urged distinction, ExxonMobil argued that "the Proposal provides no cure mechanism should a currently serving independent chairman cease to be independent or resign from serving as chairman without an immediately available replacement." See letter from ExxonMobil to the SEC dated January 17, 2005 [*54] at 3. The only support that ExxonMobil offered for this proposition to cite to the no-action letter issued in Cintas Corporation (available August 27, 2004), a pre- Disney no-action proceeding which involved a Washington corporation. ExxonMobil made absolutely no attempt to rebut RAM's showing (including the submission of a legal opinion) that it was already within the power of the board of directors of ExxonMobil, under New Jersey law and the Company's internal corporate governance documents to "cure" a hypothetical violation by unilaterally amending or repealing the companies' by-laws (just like it can amend or repeal resolutions establishing policies). n14

n14 This urged distinction again presupposes, incorrectly, that the Proposal somehow requires that ExxonMobil's board must be able to "guarantee" or "ensure" that the independence qualification will be met in every conceivable set of circumstances. As discussed above, this represents a fundamental misunderstanding of what the Proposal actually involves. Moreover, it is of course not logically necessary for a shareholder proposal to expressly confer upon the board of directors of a company the flexibility to "cure" (or permit in certain circumstances) a violation of its policies or by-laws if the board of directors already possesses that very power and ability. After all, the Proposal is not even mandatory, but instead urges that the board take the necessary steps to require independence as a necessary qualification for the Chairman position.

[*55]

Thus, in reality, both of the foregoing purported distinctions are wholly contrived and, as applied to the Proceedings, have no basis in state law. n15 Although the Staff apparently accepted at least one of these distinctions when it stated that "the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal," the simple fact is that ExxonMobil did not, and could not point to a single legal authority supporting this distinction, and in fact, no such distinction exists under New Jersey state law. The indisputable fact that the relevant law governing ExxonMobil's power to amend it by-laws to provide director qualifications. does not support this erroneous distinction (and thus the Staff was incorrect in imposing a the distinction without any legal basis therefore) highlights the danger of the Staff deciding issues of state law in a vacuum.

n15 As discussed above, it is improper for the Staff to eschew consideration of relevant state law provisions and instead to apply artificial 'blanket' distinctions regardless of a company's state of incorporation. In each case, the question of whether aboard of directors may properly (or possesses the power and authority to) amend its by-laws to provide that an independent director shall serve as Chairman simply cannot be answered without considering: (i) the law of an individual company's state of incorporation and, in many cases (ii) the specific articles of incorporation and by-laws of the particular company to which the proposal pertains.

[*56]

6. Inconsistent Staff Decisions Have led to Uncertainty and Confusion

Finally, the Staff recently has issued numerous seemingly inconsistent no-action decisions applying Rule 14a-8(i)(6) to shareholder proposals requesting companies to require (by policy or bylaw amendment) that an independent director serve as Chairman of the board of directors.

For instance, in recent no-action letters, the Staff permitted General Electric, Ford and ExxonMobil to exclude shareholder proposals that asked the board to either adopt a policy or to amend the by-laws to require that an independent director serve as Chairman but did not provide a so-called "cure-mechanism." General Electric Company (available January 14, 2005), Ford Motor Company (available February 27, 2005); ExxonMobil Corporation (available March 13, 2005).

In stark contrast however, the Staff denied no-action relief in First Mariner Bancorp (available January 10, 2005), The Boeing Company (available January 27, 2005), Bristol-Myers Squibb Company (Rec. denied March 9, 2005), and The Boeing Company (Rec. denied March 10, 2005), even though the proposals in these proceedings similarly asked the [*57] companies' boards to either adopt a policy or to amend the by-laws to require that an independent director serve as Chairman. Like the proposals the Staff allowed to be excluded in General Electric, Ford, and ExxonMobil, the proposals submitted in First Mariner, Boeing and Bristol-Myers also did not provide a "cure-mechanism." Just four days after the Staff denied no-action relief to Bristol-Myers, the Staff issued no-action relief to ExxonMobil in the Proceedings with respect to essentially the exact same proposal that the Staff declined to allow Bristol-Myers to exclude.

The reason that the Staff has issued inconsistent responses to no-action requests seeking to exclude these proposals is because the "by-law vs. policy" and "cure mechanism" distinctions are contrived and purely illusory. As RAM demonstrated in the Proceedings, there simply is no state law basis that supports the idea that a company can implement an Independent Chairman Proposal by policy, but not by by-law amendment. Similarly, there is absolutely no state law basis whatsoever for the conclusion that a policy or by-law amendment seeking to establish independence criteria applicable to the Chairman [*58] position must expressly contain conditional words (such as "whenever possible" or "except in rare and explicitly spelled out, extraordinary circumstances") in order for that policy or by-law amendment to be within the power of a board of directors to implement.

The extreme uncertainty and confusion fostered by such inconsistent Staff pronouncements virtually guarantees that there will be more and more contested no-action proceedings conducted before the Commission with respect to these same issues and that the Commission's resources will be wasted. RAM therefore believes that this is a matter of substantial importance.

Conclusion

For each of the foregoing reasons, RAM believes that the Proceedings should be considered by the Commission pursuant to 17 CFR § 202.1(d) because those Proceedings involve "matters of substantial importance" and issues that are "novel, or highly complex." RAM respectfully requests that the Commission reverse the Staff's erroneous conclusion in the Proceedings.

The arguments RAM asserted in the Proceedings as contained in its February 16, 2005 letter to the Commission present a compelling case that the Staff cannot properly substitute artificial requirements [*59] and non-existent distinctions for the judgment of state legislatures (which have delineated the power and authority of corporations in provisions of State Law) and that companies may not properly be granted no-action relief under Rule 14a-8(i)(6) after failing to respond to state law arguments establishing that a proposal is within the power and authority of a company to implement. Additionally, it is patently improper for the Staff to allow exclusion of proposals asking a board of directors to require that the Chairman of the board of directors be independent as beyond the power of the company to implement while the Commission, and the Exchange Act itself, in fact requires listed companies to apply such independence criteria to their boards of directors as a whole and to enumerated committees thereof.

In this regard, RAM respectfully submits that the Commission should issue guidance as to the proper analysis to be applied by the Staff in considering Rule 14a-8(i)(6) no-action requests with respect to similar proposals in the future in order to stem the rising tide of contested no-action proceedings resulting from the Staff's inconsistent treatment of no-action requests involving [*60] such proposals and the resulting confusion of shareholder proponents and companies alike.

Sincerely,

Jay W. Eisenhofer

INQUIRY-7: ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

March 29, 2005

<u>VIA FACSIMILE</u>
Jonathan G. Katz, Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

RE: Request by Ram Trust Services, Inc. for Commission Review of Staff Decision re Shareholder Proposal Submitted for Exxon Mobil Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

By letter dated March 13, 2005, the SEC staff agreed with ExxonMobil's view that a proposal to amend the company's bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the chief executive officer could be excluded from ExxonMobil's proxy statement under Rule 14a-

8(i)(6) since it is not [*61] within the power of the board to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the requested standard.

Today -- over two weeks since the staff issued its response -- we received a fax from counsel for Ram Trust Services requesting Commission review of the staffs decision. We do not think it is appropriate for the Commission to take up this request at this time for the following reasons:

1) The March 13, 2005 response to ExxonMobil is consistent with numerous precedents issued over the past year -- including Bank of America Corporation (available February 24, 2004), H.J. Heinz (available June 14, 2004), and most recently Ford Motor Company (available February 27, 2005) -- in which the staff reached the same conclusion on the same grounds on substantially identical proposals.

The ExxonMobil letter is also consistent with recent letters such as *The Walt Disney Company* (available November 24, 2004) and First Mariner Bancorp (available January 10, 2005), in which the staff reached a different conclusion on the basis of key [*62] differences in the underlying proposals.

Counsel for RAM Trust is therefore not simply requesting reversal of a single letter. Rather, counsel is asking the Commission to change a significant staff policy position that has been carefully developed through nearly a dozen letters over the past year. This kind of major review cannot be appropriately carried out at the last minute, when many proxies have already been mailed and ExxonMobil's own proxy is already being printed (see point 3 below).

2) The analysis of this and similar proposals has already been fully briefed on both sides. The untimely March 29 letter from counsel for Ram Trust adds nothing to the extensive argumentation previously submitted to and considered by the staff.

The ExxonMobil letter alone reflects consideration by the staff of four letters from company counsel and two letters from counsel for the proponent, with the initial submission by proponent's counsel containing nearly 300 pages of material including exhibits.

The applicable issues, including analysis of the distinctions drawn between similar but different proposals, have also been extensively briefed by sophisticated parties on both sides in [*63] other recent letters. These include letters issued to Walt Disney and First Mariner, in which the staff declined to concur with company arguments due to differences in the underlying proposals, as well as Cintas Corporation (available August 27, 2004) and Peabody Energy (available February 23, 2004), in which the staff reached the same result as ExxonMobil with respect to substantially similar proposals.

3) Due to timing and cost issues, we respectfully ask the Commission to consider this matter moot with respect to ExxonMobil's 2005 annual meeting.

As one of the most widely held public companies in the world, we must print over 2 million copies of our proxy statement. The printing of our proxy statement is a major logistical project. It takes approximately two weeks from the time when we release the proxy for printing until mailing of the proxy can begin. Printing and distribution of the proxy in the base case costs approximately $ 4 million.

As we have previously advised the staff (and we note the staff has worked exceptionally hard to finalize no-action responses in time for us to meet our printing deadline), the printing of ExxonMobil's 2005 proxy statement [*64] (with the Ram Trust proposal excluded) is already under way. At this point, it is doubtful whether it would even be possible to halt production, insert the Ram Trust proposal, re-start the presses, and distribute the proxy in time to achieve a quorum for our May 25 meeting. And even if there were time to re-print the 2005 proxy, the incremental cost of doing so (which would require first-class rather than bulk mailing) could be an additional $ 8 - $ 9 million.

> In light of these considerations, we therefore respectfully request that, should the Commission decide to review the staff policy established in the line of letters described above and in our prior correspondence, such review be undertaken only on a prospective basis with reference to the 2006 proxy season.

In the interest of time, this letter is being faxed to the staff and to counsel for the proponent. Copies will also be sent by overnight mail to the indicated cc's.

Sincerely,

James Earl Parsons

2005 SEC No-Act. LEXIS 387

Securities Exchange Act of 1934 -- Rule 14A-8

March 9, 2005

[*1] State Street Corporation

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2005

Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304

Re: State Street Corporation
Incoming letter dated March 2, 2005

Dear Mr. Jorstad:

This is in response to your letters dated March 2, 2005, March 7, 2005 and March 8, 2005 concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. On March 1, 2005, we issued our response expressing our informal view that State Street could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely, [*2]

Martin P. Dunn
Deputy Director

INQUIRY-1: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Tuesday, March 8, 2005

Mr. Mark Vilardo, Esq. -- Special Counsel
Office of the Chief Counsel -- Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: State Street Corporation -- Reconsideration/Appeal of "No-Action Letter"

Dear Mr. Vilardo:

The more I review State Street's arguments in this matter, the more misleading they appear to be. Enclosed, to aid your colleagues and you on the Commission's Staff, please find a copy of *ER Holdings, Inc. v. Norton Company, et al., 735 F. Supp. 1094 (D. Mass. 1990).* n1

n1 At the outset, it is worth noting that Ropes & Gray represented the prevailing party in that case (the plaintiff). Ropes & Gray also represents the registrant State Street. Indeed, Truman Snell Casner, a former Ropes & Gray partner, and "of counsel" to the law firm today, is the Chair of the Executive Committee of State Street's Board of Directors. He has sat on State Street's Board of Directors since 1990. Before him, another Ropes & Gray partner, the late Edward B. Hanify, sat on State Street's Board for many years. Naturally, the self-dealing, self-interested conflict of interest inherent in this relationship with Ropes & Gray calls into question whether the lawyers pursuing this no-action letter have pursued the shareholders' interests, or have sought to protect and entrench one of their own. Massachusetts courts, like those of many other jurisdictions, have stated that self-interested, self-dealing, conflict-of-interest laden transactions with corporate directors should be strictly scrutinized. At any rate, the Corporation and the law firm of Ropes & Gray cannot conceivably now argue against the prevailing arguments in the *ER Holdings* case, given Ropes & Gray's role as prevailing counsel therein.

[*3]

The Westlaw Keys at the beginning of the *ER Holdings* case are instructive in themselves. The federal court's actual memorandum and order is damning to State Street's entire course of conduct, as it pertains to the Rule 14a-8 process. It is hardly surprising that the Clerk of State Street Corporation did not share this case with the Staff, even though his obligations under the Massachusetts Rules of Professional Conduct and his fiduciary obligations to me as a shareholder would seem to dictate that he do so. As you read this federal court's opinion, please bear in mind the following acts of the registrant, which are only highlights of their shenanigans:

1. **April 19, 1999.** My agent was threatened with arrest, on sight, by a plainclothes Boston police officer, for appearing to inspect corporate records at State Street's headquarters on my behalf. The *ER Holdings* court held, on page 1100, that: "one of the most sacred rights of any shareholder is to participate in corporate democracy. *See Albert E. Touchet v. Touchet, 264 Mass. 499, 509, 163 N.E. 184 (1928)* (quoting approvingly *Camden & Atlantic Railroad v. Elkins, 10 Stew. (N.J.) 273, 276,* [*4] which held that 'the right ... to vote at [elections of the directors] is a right that is inherent in the ownership of stock ... [and] cannot be deprived ... upon the allegation that he proposes to use his legal rights for purposes which others may think to be detrimental to the interests of the corporation.'); *Blasius v. Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988)* (recognizing that, because the legitimacy of democratic corporate governance relies on the integrity of shareholder franchise, corporate law only creates agents for shareholders, not 'Platonic masters.')." State Street responded to media inquiries about the incident with this public relations department statement: "'State Street Corp. reserves access to its offices to those with an appointment or those with a proper business purpose for visiting,' spokeswoman Hannah Grove said. 'On Monday afternoon, an individual was identified by security as not having an appointment or proper business purpose for visiting and he was escorted from the premises." My agent is a kind, soft-spoken person with a degree in Government from Harvard College, who has battled with Crohn's Disease for most [*5] of his life, and who gained early admission to Harvard from the West Virginia coalfields.

2. **April 21, 1999.** My agent was kept out of the annual shareholders' meeting, even though my right to bring an attorney or agent of my choosing is recognized under Massachusetts precedents. Indeed, the new Chapter 156D codifies certain common law rights pertaining to this issue; see Section 7.20, "Shareholders List for Meeting", which states that "[a] shareholder, his agent, or attorney is entitled on written demand to inspect and, subject to the requirements of section 16.02(c), to copy the list, during regular business hours and at his expense, during the period it is available for inspection" and that "the corporation shall make the shareholders list available at the meeting, and any shareholder or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment". n2

3. **March 2000.** As recounted previously, Mr. Farley (then Assistant Clerk of the Corporation) and Mr. Robert F. Hayes (a partner at Ropes & Gray) withheld the SEC's no-action letter dated March 2, 2000 from my attention for eight days, and then shanghaied me with it, just before [*6] filing the Corporation's proxy materials. The court in *ER Holdings* rejected the validity of time games by incumbent management to thwart dissident stockholders.

4. **April 19, 2000.** The videotaped 2000 Annual Meeting took place, at which I contend that the Chairman and CEO of the Corporation, aided and abetted by the Secretary and General Counsel of the Corporation, Ms. Maureen Scannell Bateman, trampled on my "sacred rights" to "participate in corporate democracy," and in violation of Rule 14a-8(h), my common law rights, and the Corporation's own By-laws, refused to let my agent or me speak with respect to my proposal. n3 The videotaping was clearly done with an eye toward thwarting future proposals. In *Paccar Inc.,* SEC No-Action Letter (Feb. 11, 2000), the Staff permitted the registrant to omit a proposal, even though the proponent had attended the prior year's meeting. That State Street would have jumped at the chance to use this videotape as evidence of my purported failure to abide by Rule 14a-8(h), or as evidence of some other transgression on my part, is beyond question. That State Street refuses -- to this very day -- to turn over this videotape as evidence of [*7] corporate wrongdoing at that meeting is damning, and should be construed accordingly. The Staff of the SEC should obtain a copy of the entire videotape forthwith.

5. **December 18, 2000.** In a memorandum of law supporting a motion signed, under pains of Rule 11, three Ropes & Gray attorneys argued to a federal judge in Boston that my "right" to present my shareholder proposal was "non-existent". Compare this with *Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992),* which found a private cause of action under Rule 14a-8, and compare this with the court's findings in *ER Holdings* regarding a Massachusetts shareholder's "sacred rights ... to participate in corporate democracy", and it becomes abundantly clear that this registrant and its attorneys at Ropes & Gray will make any expedient argument to any tribunal, including this one, to protect and entrench one of their own.

6. **December 22, 2004.** State Street's Board suddenly announces that it has decided to opt out of the staggered board provision of Chapter 156D. The same day, the registrant filed its misleading no-action letter request, basing its entire argument on [*8] a foundation that failed to disclose to the Commission's Staff the savings provision of Chapter 127 of the Public Acts of the 2003 Session of the Massachusetts legislature.

7. **February 19, 2004.** One day before the deadline for submitting shareholder nominations for directors, or for other business for the 2005 Annual Meeting, Mr. Farley "apologized" for "inadvertently" sending me an "incorrect" version of the amended By-laws. The federal court in *ER Holdings* soundly rejected this kind of "run out the clock" skullduggery, and the SEC Staff should not countenance it either.

n2 http://www.mass.gov/legis/laws/mgl/156d-7.20.htm

n3 See Exchange Act Releases 3347, 4185, 12598, 19135, and 40018 (explaining the rationale for having the proponent attend and present his/her proposal). *See especially* Exchange Act Release 12999: Rule 14a-8(h) is designed to provide "some degree of assurance that the proposal not only will be presented for action at the meeting (the management has no responsibility to do so), but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting." In *Motorola Inc.,* SEC No-Action Letter, available October 8, 1987, the Staff found that the registrant improperly applied overly formalistic requirements for moving a shareholder proposal, saying that Rule 14a-8(h) "does not require a 'second,' the voting of proxies received with respect to a shareholder proposal included in a company's proxy material pursuant to Rule 14a-8 should not be conditioned upon the proposal being 'seconded' at the meeting, absent a 'second' being required by state law or by a company's governing instruments. ... because neither Delaware law nor the Company's certificate of incorporation or by-laws requires a 'second' as a condition to calling a vote on a matter introduced for shareholder action at the Company's shareholder meetings, it is our view that the Company-imposed requirement of a 'second' was not a valid condition to the voting of proxies received with respect to your clients' proposal."

[*9]

In *ER Holdings,* Ropes & Gray argued successfully on behalf of the plaintiff that the defendant's board of directors was engaged in "manipulation of [the] corporate machinery for its own self-perpetuation". The federal court in that case, based in Boston, and ruling on principles of Massachusetts law and federal proxy solicitations, resoundingly rejected the actions of the defendant corporation's incumbent directors and management to perpetuate themselves in office and deny shareholders their rights.

Here, the registrant has failed to apprise the Staff not only of the savings provision of the aforementioned public act, but has also failed to apprise the Staff of provisions of Massachusetts law and the Corporation's own By-laws that serve to give the shareholders the last word on the action taken by the Board on December 22, 2004: (1) Massachusetts General Laws, Chapter 156D, Section 10.20, "Amendment by Board of Directors or Shareholders," ends with: "Any action taken by the board of directors with respect to the bylaws may be amended or repealed by the shareholders. n4"; and (2) the "correct version" of the By-laws themselves end with the following: "Any by-law adopted by the [*10] directors may be amended or repealed by the stockholders. n5"

n4 http://www.mass.gov/legis/laws/mgl/156d-10.20.htm
n5 http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm

ER Holdings makes clear that a Massachusetts corporation's By-laws are to be construed as a contract, and as constituting "private law" governing the affairs of the corporation. It is therefore entirely in keeping with the "correct version" of the amended By-laws for State Street's shareholders to be enabled to take action with respect to the Board's announced amendments.

The registrant is already under SEC investigation. n6 Obtaining the videotape of the 2000 Annual Meeting, and inquiring deeper into the registrant's misrepresentations in the present no-action letter request, would seem to be a prudent expanded area of inquiry for the Commission to undertake.

n6 http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/d16051.htm#A004

Again, I remind the Staff that the burden of proof is on the registrant, not me, to explain why my shareholder proposal is excludable. *See* Rule 14a-8(g). Here, the registrant has improperly shifted that burden [*11] to me.

Here, at the very least, the proposed revised proposal that I submitted as Exhibit A to my letter dated January 18, 2005 n7 met the "opportunity to cure" principles articulated repeatedly by the SEC Staff, and upheld by federal courts as being more in keeping with the public policy principles embodied in Rule 14a-8, than outright exclusion of the proposal would be.

n7 http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf

Today's materials, and yesterday's, are submitted pursuant to Rule 14a-8(k) in further rebuttal to State Street's no-action letter request. They are provided to your colleagues and you in the hopes that you will reconsider and reverse the no-action letter dated March 1, 2005. I am truly grateful for the time your colleagues and you have spent on this matter, and remain

Respectfully yours,

/s/ (signature appears on PDF)

Patrick A. Jorstad

INQUIRY-2: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Monday, March 7, 2005

Mr. Mark Vilardo, Esq. -- Special Counsel
Office of the Chief Counsel -- Division of Corporation Finance
United States Securities and Exchange Commission [*12]
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation Reconsideration/Appeal of "No-Action Letter"*

Dear Mr. Vilardo:

This past Friday at the SEC Speaks Conference, Chairman William Donaldson delivered a stirring rebuke to the corporate bar in the section of his speech titled "Attorney Conduct":

> But in recent years, there have been some individuals who have lost sight of their basic responsibilities -- and have engaged in conduct that is well outside the lines of what is acceptable. [...]
>
> That sort of common-sense advice would have been more effective in keeping the client out of trouble than engaging in rhetorical somersaults to justify the activities the client wanted to pursue. n1

n1 http://www.sec.gov/news/speech/spch030405whd.htm

In the present matter, your colleagues and you are faced with precisely the kind of "rhetorical somersaults" that Chairman Donaldson rebuked. State Street's Clerk signed two letters to you, pursuant to Rule 14a-8(j), in which he hung the registrant's entire argument on the fact that my Original Proposal did not keep current by citing the *analogous* provisions of Chapter 156D of the Massachusetts General [*13] Laws, and instead continued to cite to the *analogous* provisions of Chapter 156B. Mr. Farley, the Clerk of the Corporation, said it was my own fault for not keeping current with another state's statutory changes. He said that my Original Proposal was incurable by simply updating it to reference the new statute instead. And he cited to Chapter 127 of the Massachusetts Public Acts for the 2003 Session of the Massachusetts legislature (letter dated December 22, 2004, page 2). But Section 23 of that very same public act reads as follows:

> Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D. n2

n2 http://www.mass.gov/legis/laws/seslaw03/sl030127.htm

The legislative intent there could not be any clearer. Mr. Farley thus intentionally misled this tribunal. Rule 3.3 of the Massachusetts Rules of Professional Conduct ("Candor toward the Tribunal") says "a lawyer shall not knowingly ... fail to disclose to the tribunal legal authority in the controlling jurisdiction known to the lawyer to be directly adverse to the position of the [*14] client and not disclosed by opposing counsel. n3"

n3 http://www.mass.gov/obcbbo/rpc3.htm#Rule%203.3

As for Mr. Farley's argument that the Company was under "no obligation to counsel [me], alert [me] to [my] error, or suggest modifications" (letter dated February 1, 2005, page 2), this would not seem to be in keeping with the findings of multiple federal courts or of the SEC itself. *See, e.g.,* Exchange Act Release 42150, which reads, in relevant part, as follows:

Section 17(a) of the Securities Act prohibits false or misleading statements, or material omissions when there is a duty to speak, in the offer or sale of any security. Section 17(a)(1) requires a showing of scienter; however Sections 17(a)(2) and 17(a)(3) do not require such a showing. *Aaron v. SEC, 446 U.S. 680, 697 (1980).* Section 10(b) of the Exchange Act and Rule 10b-5 thereunder prohibit false or misleading statements, or material omissions when there is it duty to speak, made with scienter, in connection with the purchase or sale of any security. Both knowing and reckless conduct satisfy the scienter element. See, e.g., *Hollinger v. Titan Capital Corp., 914 F.2d 1564, 1568-69 (9th Cir. 1990).* [*15] **A duty to speak arises, and material omissions become fraudulent, when a person or entity has information that another is entitled to know because of a fiduciary duty or similar relationship of trust and confidence.** See, *Affiliated Ute Citizens v. United States, 406 U.S. 128, 153-55; Chiarella v. United States, 445 U.S. 222, 228 (1980); In re Arleen Hughes, 27 S.E.C. 629 (1948),* aff'd, *174 F.2d 969 (D.C. Cir. 1949).* **[bold, underlined** emphasis mine]

Numerous other SEC documents uphold this notion of a "duty to speak" where fiduciary duties apply. n4

n4 http://www.sec.gov/cgi-bin/txt-srch-scc?text=%22duty+to+speak%22

I have already recounted for your colleagues and you the timely attempts I made to elicit from the registrant and registrant's legal counsel at Ropes & Gray the additional information that would have allowed me to cure the defect in my Original Proposal in a timely fashion. *See* my letter dated February 24, 2005, pp. 2-3.

The SEC Staff has my utmost respect. But I must respectfully and strenuously disagree with the [*16] no-action letter that issued on March 1, 2005. *The registrant's entire argument breaks down on the clear language of the very public act that they themselves cited to you (misleadingly omitting to note the section that supports my argument -- which I first made by letter dated January 18, 2005 -- that the analogous provisions of the old and new statute should be treated, for all practical intents and purposes, as having the same effect for shareholder action on my resubmitted proposal).* The legislative intent was clear, and Mr. Farley's failure to point this out to you was deliberate, intentional, knowing, and further evidence of the "rhetorical somersaults" that this registrant will perform to disrespect the shareholder proposal process under Rule 14a-8.

The Staff has reversed itself on other no-action letters. n5 When the Staff has failed to reverse itself, federal courts have found a private cause of action for a proposal's sponsor against the registrant. n6

n5 *See Galaxy Foods, 1999 SEC No-Act. LEXIS 809* (Oct. 12, 1999) and *NetCurrents, Inc. 2001 SEC No-Act. LEXIS 589* (June 1, 2001).

n6 *See Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992).*

[*17]

The burden of proof is on the registrant, not a shareholder's sponsor. *See* Rule 14a-8(g). Staff Legal Bulletins 14 and 14B urge registrants to provide opinions on supporting law to aid and guide the Staff in reaching a decision. But that is not an invitation to mislead the Staff about the full meaning and import of a change in a state law, as the registrant has intentionally done here.

In accordance with the Commission's Rules of Practice, I hereby formally request the following measures be taken:

1. I request that the Staff reconsider and reverse its no-action letter dated March 1, 2005;

2. I request that the Staff refer this matter to the full Commission, in accordance with Title 17 of the Code of Federal Regulations, Section 202.1(d);

3. I request that the Staff take appropriate disciplinary action against the registrant's legal counsel, in accordance with Title 17 of the Code of Federal Regulations, Section 201.102 ("Appearance and Practice before the Commission");

4. I request that the Staff take appropriate enforcement action against the registrant, in accordance with Title 17 of the Code of Federal Regulations, Section 202.5 ("Enforcement Activities"); and [*18]

5. I request that the Staff finally act to obtain the videotape of the 2000 Annual Meeting of State Street Stockholders, to investigate my allegations of wrongdoing at that meeting (e.g., violation of Rule 14a-8).

In *Sensor Corporation, 2001 SEC No-Act. LEXIS 574* (May 15, 2001), the Staff issued a second no-action response, to take into account additional material received from the proponent. I urge the Staff to do so here as well, and to revise its guidance in this matter to notify the registrant that -- upon further rèview and after taking into account the additional information I have provided to the Staff -- enforcement action would be recommended should the registrant omit my shareholder proposal, as revised.

By e-mail this morning, I have placed the registrant on notice of my findings. That e-mail is attached hereto as Exhibit A. Thank you, once again, for your time in this matter. I truly appreciate and respect the Staff's time and attention, and I remain

Respectfully yours,

Patrick A. Jorstad

INQUIRY-3: Patrick A. Jorstad

Gentlemen:

By letter dated December 22, 2004, Mr. Farley made certain representations to the United States Securities [*19] and Exchange Commission. Mr. Farley wrote:

"To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts."

Later, in that same letter, Mr. Farley wrote:

"The statute that the Proposal invokes does not apply to the Company. Although State Street Corporation was initially organized under the provisions of Chapter 156B, the Massachusetts legislature superseded Chapter 156B by enacting a new Business Corporation Act, codified as Massachusetts General Laws, ch. 156D. See 2003 Mass. Acts. 127. Section 17.01 of the new Act made the provisions of Massachusetts General Laws, ch 156B inapplicable to the Company effective July 1, 2004.

Because the statute that the Proposal invokes is inapplicable, the Company lacks the power or authority to implement the Proposal. If the Proposal were to be adopted by the stockholders, by definition that action would be futile. The stockholders would [*20] 'exempt' the Company from a provision to which the Company is not subject, and they would direct the board to 'organize' under a measure that does not apply."

Still later, in that same letter, Mr. Farley wrote:

"The Proposal represents to stockholders that they may take action under a statute that is not applicable to the Company. [...] The Proposal contains statutory references, and the supporting statement contains numerous statements, that would mislead stockholders into believing that the Company is governed by, and that the stockholders may take action pursuant to, a statute that is not applicable to the company."

Still later in that same letter, Mr. Farley wrote:

"The Submission could not be brought into compliance through simple amendment, or by changing reference to the new statute. [...] Surely the shareholders ought to have before them a proposal that references the correct corporate statute and legislative history if that is the point of the Submission. The change in the corporate statute, years in the making and approved six months before the effective date, was a matter of public knowledge. It is a comprehensive revision of the

Massachusetts law governing [*21] business corporations. The Submission is simply based on a false premise, and, as submitted, is misleading to the shareholders."

In a subsequent letter to the United States Securities and Exchange Commission, dated February 1, 2005, Mr. Farley again wrote that:

"By its terms, the Original Proposal proposed action that could not have any effect because it invoked a statute that did not apply to the Company. [...] In a similar vein, the Opposition appears to suggest that the Company's request is overly 'technical' because it did not notify the Sponsor of the action by the Massachusetts legislature that subjected State Street (and every other corporation organized under Massachusetts law) to a new governing statute. Self-evidently, the Company has no obligation to inform the Sponsor of facts that by definition are public. Under Rule 14a-8, a sponsor is the master of his own proposal, and is therefore responsible for ensuring its eligibility for submission to shareholders under all of the criteria for the rule. Here, as master of the Original Proposal, if the Sponsor neglected to invoke the proper statute for effective action, the fault is his own. Surely the Company has no obligation [*22] to counsel him, alert him to his error, or suggest modifications."

Your attention is now directed to Chapter 127 of the Massachusetts General Acts for 2003, as referenced in Mr. Farley's letter. Sections 22, 23, and 24 of that Act read as follows:

"Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws."

"Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D."

"Section 24. This act shall take effect on July 1, 2004."

The legislative intent is clear, from the very public act Mr. Farley cited, that any reference made to "any section of chapter 156B" shall be "considered a reference to chapter 156D."

Let us call a pig a pig: Mr. Farley intentionally misled the SEC.

And yes, the Company did have an obligation to counsel me on the nature of the defect of my Original Proposal. The federal caselaw on false and misleading statements [*23] (e.g., omissions when there is a duty to speak created by it fiduciary duty) is very clear on this point.

"A duty to speak arises, and material omissions become fraudulent, when a person or entity has information that another is entitled to know because of a fiduciary duty or similar relationship of trust and confidence." (Exchange Act Release 42150, dated November 17, 1999, and federal cases cited therein.)

Southgate & Glazer -- authored by more than forty Ropes & Gray attorneys -- makes clear that the Directors and Officers of the Corporation (including Mr. Farley in his capacity as Clerk) stand in a fiduciary capacity to me.

These arguments will appear in my request to the SEC Staff today that they reconsider their no-action letter. They will also appear in my forthcoming proxy materials, and in my forthcoming complaints to the Massachusetts Bar Board of Overseers and the Massachusetts Supreme Judicial Court. Please verify the following BBO numbers:

Mr. Edward D. Farley: 631730

Mr. Charles C. Cutrell, Ill: 110970

Mr. Truman S. Casner: 078120

Mr. William L. Patton: 391640

Mr. Robert F. Hayes: 226640

Mr. John D. Donovan, Jr.: 130950

Ms. Maureen Scannell Bateman: 643099 [*24]

Thank you for your immediate response, confirming these BBO numbers. Also, please provide the BBO number for Mr. John R. Towers. The BBO number I have seems to be for Mr. John B. Towers, and I do not wish to mistakenly file a BBO complaint against the wrong party.

Federal courts have found a private cause of action under Rule 14a-8. Given the actions and omissions of Ropes & Gray (e.g., Mr. Donovan's letter dated November 19, 2004) and State Street (e.g., Mr. Farley's letters to the SEC), I also reserve my right to bring suit against all actors, individually and in their corporate capacities, under the Exchange Act and/or Rule 14a-8.

Finally, I note that Mr. Farley did not include the enclosure referenced in the SEC Staffs no-action letter (i.e., the enclosure referenced in the final paragraph of Deputy Chief Counsel Jonathan A. Ingram's letter). I demand that this enclosure be scanned and forwarded to me immediately.

I remain

Very truly yours,

Patrick A. Jorstad
State Street Shareholder/Salary Savings Plan Participant

INQUIRY-4: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Wednesday, March 2, 2005

Mr. Mark [*25] Vilardo, Esq. -- Special Counsel
Office of the Chief Counsel -- Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: State Street Corporation Reconsideration/Appeal of "No-Action Letter"

Dear Mr. Vilardo:

Yesterday, I received a copy of the Staff's no-action letter from the registrant. Thank you, once again, for the time your colleagues and you took reviewing this matter. Also, thank you for instructing the registrant to provide me with prompt notification of the no-action letter. Doing so prevented a repeat of the registrant's shenanigans of March 2000, and allows me to take appropriate and timely appellate action.

To that end, this letter will serve to notify you that -- by Monday, March 7, 2005 -- I will tender a formal request for reconsideration to the Staff and full Commission. Title 17 of the Code of Federal Regulations, Section 202.1(d) reads as follows in relevant part:

> The staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex, although the granting [*26] of a request for an informal statement by the Commission is entirely within its discretion.

In accordance with Rule 14a-8(j)(1), the registrant must file its no-action letter request with the Commission "no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." State

Street filed its request on December 22, 2004. Accordingly, its definitive proxy statement and form of proxy may not be filed before Saturday, March 12, 2005 (or, Monday, March 14, 2005, applying computation of time principles, and in view of EDGAR's limitations on weekend filings).

Moreover, I am aware that I have a private right of action arising under Rule 14a-8. For example, please see *Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992).* Before pursuing declaratory and/or injunctive relief against the registrant, however, I think it is prudent to first exhaust my administrative remedies with the Commission. Should it become necessary to seek such judicial relief, however, I would also seek attorneys' fees. n1 My forthcoming request for Staff reconsideration will cite to numerous SEC Staff no-action [*27] letters and federal court precedents, which suggest that a more appropriate response from the Staff (especially in light of the registrant's defective notice letter and other shenanigans) would have been to permit the revised shareholder proposal that I tendered by letter dated January 18, 2005 to be included in the Corporation's proxy materials. n2

n1 Please see *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877 (S.D.N.Y. 1993),* aff'd *54 F.3d 69 (2d Cir. 1995),* aff'd, *54 F.3d 69 (2d Cir. 1995),* which includes a discussion of the public policy issues involved.

n2 http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf

Rule l4a-8(g) clearly states that the registrant bears the burden of proof for explaining why it may be permitted to exclude a shareholder's Rule l4a-8 proposal. The Staff's no-action letter gives tacit sanction to the course of conduct that State Street and its legal counsel has pursued. To my mind, this does not promote the public policy principles of the Exchange Act or of Rule 14a-8. Indeed, if the Staff of [*28] the Commission were to simply review the no-action letter materials in *State Street Corporation, 2000 SEC No-Act. LEXIS 312* (Mar. 2, 2000), and compare the registrant's arguments and tactics then to Staff Legal Bulletins 14 and 14B, it would become clear that the registrant has a fundamental lack of respect for the entire Rule 14a-8 process. n3

n3 Once again, I remind you that there is a videotape of the 2000 Annual Meeting of Stockholders, and once again I reassert that my rights under Rule l4a-8(h) were trampled upon at that Stockholders' Meeting. Your attention is called to Title 17 of the Code of Federal Regulations, Section 202.5 ("Enforcement Activities").

In Sensar Corporation, 2001 SEC No-Act. LEXIS 574 (May 15, 2001), the Staff issued a second no-action response, to take into account additional material received from the proponent. I urge the Staff to consider doing so here as well, and to revise its guidance in this matter to notify the registrant that --- upon further review and after taking into account the additional information I provided to the Staff yesterday morning -- enforcement action would be [*29] recommended should the registrant omit my shareholder proposal, as revised.

Alternatively, the registrant is invited to withdraw its Rule l4a-8(j) objections, and to notify the Commission of its intent to include my shareholder proposal, as revised, in its proxy statement and form of proxy for the 2005 Annual Meeting (bearing in mind that I fully intend to re-submit it, as revised, for the 2006 Annual Meeting, should it not be included in this year's proxy materials). State Street's shareholders should be allowed to finish the job they started.

Thank you, once again, for your time in this matter. I will tender my reconsideration materials no later than noon on Monday. In the meanwhile, should the Staff decide to sooner reconsider and revise its no-action letter, *sua sponte,* I would welcome that course of action as well. I remain

Respectfully yours,

Patrick A. Jorstad

2004 SEC No-Act. LEXIS 498

Securities Exchange Act of 1934 - Rule 14A-8

March 15, 2004

[*1] CheckFree Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2004

Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-234

Dear Mr. Simon:

This is in response to your letter dated September 22, 2003. In that letter, you requested the Commission's view on the Division of Corporation Finance's September 8, 2003 no-action letter regarding a shareholder proposal that you submitted to CheckFree Corporation.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn
Deputy Director

INQUIRY-1: THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

phone: (212) 669-7775
fax: (212) 815-8578

September 22, 2003

BY EXPRESS MAIL

Alan L. Beller
Director
Division of Corporation [*2] Finance

Jonathan G. Katz
Secretary
Office of the Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letters to Comverse Technology, Inc. and CheckFree Corporation (September 8, 2003) to the Full Commission for Review

Dear Mr. Beller and Mr. Katz:

On September 8, 2003, the Division of Corporation Finance staff ("Staff") issued two no-action letters (the "No-Action Letters," Exhibits 1 and 2) to CheckFree Corporation and Comverse Technology, Inc., respectively, (collectively, "the Companies"), as to identical shareholder proposals (the "Proposals") that the New York City Pension Funds (the "Funds") submitted to the Companies. The Proposals called for the Companies to establish channels for shareholders to communicate directly with non-management directors. Those Proposals are wholly consistent with the recently proposed Rule of the Securities and Exchange Commission (the "Commission") on just such communications. The No-Action Letters, nonetheless, advised that on "ordinary business" grounds, the Staff would not recommend enforcement action to the if the Companies omitted [*3] the Proposals from the proxy statements for their 2003 annual meetings of shareholders. Currently pending before the Commission is the Funds' March 28, 2003 request for Commission review of no-action letters issued with respect to the Funds' prior, identical Proposals to Advanced Fiber Communications, Inc and PeopleSoft, Inc (March 10 and 14, 2003). We respectfully request that the Division also submit both September 8, 2003 No-Action Letters to the full Commission for review.

I. Basis of the Request for Commission Review

Pursuant to Section 202.1(d) of the SEC Rules of Practice, the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." Having reviewed the Proposals and issues here, I believe that the issuance of the No-Action Letters, which allow the Companies, on "ordinary business" grounds, to avoid a vote on communications with non-management directors, involves a matter of substantial importance to all shareholders, is novel in view of the many recent changes in corporate governance regulation, and thus meets the standard for Commission review.

To redress the investor crisis of confidence, Congress, [*4] the Commission, the NYSE and the NASD have all recently mandated that non-management directors be empowered to act independently, in such areas as audits, nominations, and compensation. To carry out those duties, non-management directors need access to information that is not filtered by the very management whom they are charged to oversee. Independent channels of communication with shareholders and others would help meet that need. The Commission itself has accorded these principles strong recognition in its August 8, 2003 Release, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-4830. The Commission stated in the Release that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations." *Id* In light of that clearly-expressed policy, Commission review is appropriate to ensure that company managements cannot prevent shareholders from expressing their views through a vote on the very subject of "communicating with board members."

II. The Proposals

The Proposals begin by accurately summarizing [*5] listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. They then reference a 1994 academic study on the subject, and mention briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The Funds' Proposals are focused on facilitating shareholder communications with independent directors on corporate governance matters. They do not relate to the mechanics of routine communications. Thus, the Proposals, in their second paragraph, state that the NYSE, "recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective [*6] check on management" (emphasis added). The NYSE standards, titled "Corporate Governance Rule Proposals," were, in turn, a source for the Commission's August 8, 2003 Release on shareholder communications. The Proposals continue by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE standard deals with corporate governance from its opening sentence. The Proposals thus relate only to communications on matters of corporate governance. Indeed, the Funds submit that the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

III. Facilitating Shareholder Communications with Directors on Corporate Governance Matters Does Not Constitute "Ordinary Business.

The Funds' March 28, 2003 request for review and this request alike have gained strong new support from the Commission's recent Releases on the subject of shareholder communications [*7] with directors. Consequently, this submission will focus on those Releases, and not repeat the detailed arguments previously set forth in the Funds' earlier request for review, as to why, after Enron and Sarbanes-Oxley, proposals for shareholder communications with directors are not excludable as "ordinary business." The Funds incorporate by reference those arguments from their March 28 and April 25, 2003 letters in support of their request for review (Exhibits 3 and 4). The Funds further request that the Commission consider the arguments in this submission in connection with the Funds' March 28, 2003 request for review.

The strong policy reasons for facilitating shareholder communications with directors were set forth by the Commission, initially in an August 6, 2003 press release, "SEC Proposes Disclosure Requirements Related to Director Nominations and Shareholder Communications," at www.sec.gov/news/press/2003-92.htm. The news release quoted Chairman Donaldson: "We also believe that better information about the processes of shareholder communications with boards lies at the foundation of shareholder understanding of how they can interact with directors and director processes." [*8] Several days later, the Proposed Rule was released, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48301 (August 8, 2003). The Commission began the section headed "Disclosure Regarding the Ability of Security Holders to Communicate with the Board of Directors," by noting:

> During the past proxy season, as well as in the recent review of the proxy rules relating to the nomination and election of directors, we have become increasingly aware of investors' desire for a means by which to communicate with the directors of the companies in which they invest. n41 Although Exchange Act Rule 14a-8 already creates a possible mechanism for security holders to seek further access to communicate with the board, investors and investor advocacy groups have indicated that this mechanism would be enhanced meaningfully by a process that allows security holders to communicate directly with board members. n42

Footnote 41 identifies the New York City Pension Funds' Proposal as a source of the new corporate governance rule. The Release then continues, citing with approval the NYSE listing standard [*9] that forms the basis of the Funds' Proposal:

> Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest. The Commission has published a NYSE listing standard proposal that

states: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly and confidentially with the presiding director [of the non-management directors] or with non-management directors as a group." n43

The Commission analogized the NYSE requirement for communications with independent directors to the already-approved NYSE standard for communications with audit committees:

> This method could be analogous to the method in the NYSE listing standards that will be required by Exchange Act Rule 10A-3 regarding audit committees. These standards would require that "each audit committee ... establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, [*10] including procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters." n44

In sum, the Commission's recent Release on facilitating shareholder communications with directors draws upon the Funds' Proposals and upon the NYSE standard that the Funds' Proposals are based upon. The Funds' Proposals embody critical public interests in corporate governance, interests endorsed by the Commission. That public interest in close shareholder scrutiny of corporate governance matters continues. *See* "In String of Corporate Troubles, Critics Focus on Boards' Failings," *New York Times,* Sept. 21, 2003, p.1, col. 1 (Exhibit 5). The Funds' corporate governance Proposals on shareholder communications are not excludable as "ordinary business."

We note that the Staff did decline to issue a no-action letter in *Kroger Co.* (April 11, 2003), with respect to a proposal related to shareholder communications with independent directors as to shareholder proposals that had obtained the vote of a majority of shareholders. Subsequently, the Staffs July 15, 2003 Report, "Review of the Proxy Process Regarding the Nomination [*11] and Election of Directors," drew a distinction that while the *Kroger* proposal was limited to matters of corporate governance, the Funds' Proposals "did not limit the nature of the communications to other than ordinary business." *Id.* at p. 25, fn. 53, 55. We submit that the same result as in *Kroger* should in fact obtain here. Not only do the Funds' Proposals on their face show that the communications sought relate only to corporate governance, but the August 8, 2003 Release shows that shareholder-director communications are central to corporate governance. Thus, while the precise words "relating to corporate governance" are not within the resolved clause itself, they are there by clear implication (or if need be, by minor amendment).

The Staffs decision to issue the No-Action Letters should be reviewed, and reversed.

IV. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Funds' Proposals are far from ordinary business, and the Commission should reverse the Staffs concurrence with the Companies' arguments as to 14a-8(i)(7).

Should you have any questions or require any additional information, please do not hesitate to contact me at [*12] the number listed above. Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Exhibit A

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN

INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management [*13] directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

. Regular meetings with groups of shareholders and selected board members
. Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based [*14] on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

2006 SEC No-Act. LEXIS 183

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-8(i)(6)

February 9, 2006

[*1] Bristol-Myers Squibb Company

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

The proposal requests that the board issue a report to shareholders on the feasibility of amending Bristol-Myers' animal use policy in two specified ways.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Mary Beth Breslin
Special Counsel

INQUIRY-1: *PeTA*

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23516
757-622-PETA
757-622-0457 (FAX)

PETA.org
Info@peta.org

January 26, 2006

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office [*2] of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals for Inclusion in the 2006 Proxy Statement of Bristol-Myers Squibb Company; and

Shareholder Proposal of Frank and Joann Randall for Inclusion in the 2006 Proxy Statement of Pfizer Inc. (Leana Stormont designated representative)

Ladies and Gentlemen:

This letter is filed in further response to the no action letters submitted by Bristol-Meyers Squibb (Dec. 22, 2005) and Pfizer (Dec. 16, 2005). Each Company filed virtually identical no action letters. Specifically, the Companies both claim that the words *"ensure* . . . superior standards of care for animals [used in laboratory testing and] . . . *ensure* that animals' psychological, social and behavioral needs are met" render the proposals so vague and indefinite as to be impossible to implement. (Emphasis supplied.)

Since we know that this is the Staff's busiest time, we will be brief. Legal Bulletin No. 14B (Sept. 15, 2004) allows a shareholder to "make revisions that are minor in nature and do not alter the [*3] substance of the proposal."

Accordingly, in the interests of expediting this matter, we will agree to substitute the words "provide" and "address" in place of "ensure" where "ensure" relates to superior standards of care and enrichment measures. The resolution can therefore read as follows:

> BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to . . . (b) provide superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to address the animals' psychological, social and needs. . .

It should be reiterated here as well that the resolution is simply calling on the company to *issue a report on the feasibility* of implementing these measures.

We thank the Staff for its consideration of our position.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

INQUIRY-2: ***PeTA***

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23516
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org

Info@peta.org

January 3, 2006

BY REGULAR [*4] *& ELECTRONIcfletters@sec.gov*C MAIL:

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2006 Proxy Statement of Bristol-Myers Squibb Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 22, 2005, submitted to the SEC by Bristol-Myers Squibb Company ("Bristol-Myers" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(3), asserting that it is vague and indefinite, and based on Rule 14a-8(i)(6) alleging that it is beyond the Company's ability to implement. As of this date, the Company's no action letter is virtually identical to the no action letters submitted by General Electric and Pfizer, Inc. in opposition to the same proposal.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted.

PETA's resolution is very straightforward:

> The shareholders request that the Board issue a report to shareholders on the feasibility [*5] of amending the Company's Policy n1 to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

> n1 The Policy is Bristol-Myers' *Animal Testing* policy posted on the Company's Web site at http://www.bms.com/static/ehs/perfor/data/produc.html#animaltest.

In short, Bristol-Myers is being asked simply to report to shareholders on the feasibility of extending its animal welfare policy to outside contractors, and on the feasibility of implementing enrichment measures for the animals used in the Company's laboratories and outside facilities.

I. The Proposal Is Not Vague and Indefinite Under Rules [*6] ***14a-8(i)(3) and 8(i)(6).***

The Company argues that it cannot ensure "superior standards of care" for animals used in its laboratories, nor can it ensure that their "psychological, social and behavioral needs are met." In fact Bristol-Myers declares that neither the Company nor its shareholders are capable of determining "what constitutes 'superior standards of care.'" (No Action Letter, p. 3.)

The Company's position hinges on both Bristol-Myers' inability to "ensure" anything in attempting to attain high standards of animal care and welfare, and even more basically, its powerlessness to recognize or define what constitutes high standards of care.

It is difficult to imagine why Bristol-Myers is so puzzled, especially when considering the Company's current *Animal Testing* policy along with its statement in opposition to a shareholder resolution included in the 2005 proxy materials related to animal testing.

Bristol-Myers' *Animal Testing* policy contains the following statements relating to "ensuring" animal welfare:

> For more that 15 years, Bristol-Myers Squibb has had a highly regarded program to reduce our reliance on animal testing methods and to ***ensure*** [*7] ***humane care*** when animal testing is unavoidable. [Emphasis supplied.]

The 2005 proxy materials included a shareholder resolution sponsored by PETA promoting the use of five validated non-animal test methods. In its opposition statement, the Company's Board issued the following declaration:

> We continue to meet or exceed the ***high standards of care and humaneness*** . . . [and conduct] rigorous inspections of [company facilities] by company auditors to ***ensure*** compliance with applicable standards. [Emphasis supplied.]

Based on the Company's own statements, Bristol-Myers is fully enlightened about high standards of care for animals used in laboratory testing when it comes to opposing a shareholder proposal, or when it hopes to attract investors with comforting Web site policy statements.

Likewise, Bristol-Myers asserts that providing for animals' psychological, social, and behavioral needs is similarly "vague and indefinite," and therefore an unattainable end. Frankly, we credit the Company with having the sophistication and resources to easily achieve those objectives. There is a significant body of literature which provides guidance on enrichment measures [*8] for animals in laboratories. We are confident that a large pharmaceutical company like Bristol-Myers can readily access and discern how to provide for such needs. We have footnoted some source materials to aid them. n2

n2 CCAC Policy on the "Social and Behavioral Requirements of Experimental Animals" http://www.ccac.ca/en/CCAC_Programs/Guidelines_Policies/POLICIES/SABREA.HTM

CCAC Guidelines (see 1984 and 1993 Guide) http://www.ccac.ca/en/CCAC_Programs/Guidelines_Policies/GDLINES/Guidelis.htm

USDA Guidance on "Environmental Enrichment in Rodents" http://www.nal.usda.gov/awic/pubs/enrich/rodents.htm

Contemporary Topics in Laboratory Animal Welfare Science http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list_uids=15669134&dopt=Citation

Olsson AS, Dahlborn K. 2002. Improving housing conditions for laboratory mice: a review of 'environmental enrichment.' *Laboratory Animals* 36: 243-270.

Jennings M, Batchelor GR, Brain PF, Dick A, Elliott H, Francis RJ, Hubrecht RC, Hurst JL, Morton DB, Peters AG, Raymond R, Sales GD, Sherwin CM, West C. 1998. Refining rodent husbandry: the mouse. *Laboratory Animals* 32: 233-259.

Patterson-Kane EG, Hunt DN, Harper. 1999. Behavioral indexes of poor welfare in laboratory rats. *Journal of Applied Animal Welfare Science* 2: 97-110.

[*9]
The Staffs Legal Bulletin No. 14B (Sept. 15, 2004) was designed to rein in the flood of no action letters based on Rule 14a-8(i)(3). As the Staff noted "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." Unfortunately, the trend continues, as we see here, with Bristol-Myers parsing every word in order to eke out even the most tenuous argument for omitting PETA's resolution from the definitive proxy statement.

The Company's view that PETA's resolution is excludable under Rules 14a-8(i)(3) and (6) is contradicted by Bristol-Myers' current *Animal Testing* policy and its prior statements in the 2005 proxy materials. Moreover, it is baseless by any measure of common sense. Reporting to shareholders on the feasibility of amending the Company's *Animal Testing* policy to add certain identifiable improvements, does not fall within any of the SEC exceptions.

II. The Proposal Is Not Beyond Bristol-Myers' Power to Implement

The Company states that PETA's resolution is excludable because it is impossible for Bristol-Myers to "ensure that animals' psychological, [*10] social, and behavioral needs are met" because animals "cannot communicate to the Company that needs have or have not been satisfied." (No Action Letter p. 5.) n3 This statement is foolish and undignified. The test for providing enrichment measures for the dogs, cats, mice, and hamsters in Bristol-Myers laboratories cannot hinge on whether they can express gratitude to the Company. In short, Bristol-Myers' position that the absence of animal-to-human communication implies no implementation of enrichment measures, is profoundly absurd and flippant.

n3 Bristol-Myers cites to Exhibit B, "Frequently Asked Questions" related to the March of Dimes, and to Exhibit C, an article on "Why Primates Make Poor Research Subject." Neither of those Exhibits supports the Company's position. The quote from Exhibit B that "All animal experiments involve physical and/or psychological harm to the animals," militates in favor of implementing enrichment programs for laboratory animals. The article attached as Exhibit C is focused exclusively on the use of primates in experimentation, and does not support the proposition that primates should be deprived of social, psychological, and behavioral enrichment because it is useless. These references are not relevant and are a simple attempt to shift the burden to PETA, which is improper.

[*11]
For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Bristol-Myers fails to include the proposal in its 2006 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (703) 478-5995.

Very truly yours,

Susan L. Hall
Legal Counsel

INQUIRY-3: Bristol-Myers Squibb Company

345 Park Avenue
New York, NY 10154
Tel 212-546-4260
Fax 212-605-9622
sandra.leung@bms.com

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of People for the Ethical Treatment of Animals*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from [*12] People for the Ethical Treatment of Animals (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. The Company hereby agrees to forward promptly to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to the Company only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6), because the [*13] Proposal is vague and indefinite, and Rule 14a-8(i)(6), because the Proposal is beyond the Company's power to implement.

THE PROPOSAL

The Proposal consists of a resolution that reads: "BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of psychological enrichment measures." References in the Proposal to the "Policy" concern the Company's program to reduce its reliance on animal testing methods and to ensure humane care when animal testing is unavoidable (the "Policy").

INTRODUCTION

As noted [*14] in the Proposal, the Company has maintained a long-standing, highly regarded program that is committed to reducing reliance on animal testing methods; that promotes the development, validation and use of non-animal tests; and that provides the highest level of care when use of laboratory animals is required. The Bristol-Myers Animal Care and Use Committee (ACUC) and global policy addresses Animal Facilities, Contract Facilities, and Animal Suppliers. All U.S. animal facilities are accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC), an unaffiliated review organization. Moreover, all non-U.S. sites and contractors must meet equivalent voluntary standards. The Company continues to meet or exceed the high standards of care and humaneness set by the National Research Council of the National Academy of Sciences, the National Institutes of Health and the U.S. Department of Agriculture as mandated under the Animal Welfare Act. All company facilities and programs involved with the care and use of animals are periodically subjected to rigorous inspection by company auditors to ensure compliance with applicable standards as set forth [*15] above. The Company is also applying this program to all contract laboratories.

ANALYSIS

I. The Proposal Is Vague and Indefinite And Thus May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6).

The Proposal's references to ensuring "superior standards of care" and ensuring "that animals' psychological, social and behavioral needs are met" render the Proposal so vague and indefinite that it may properly be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, [*16] such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal if it is beyond the company's power to implement. A company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On a number of occasions, the Staff has concurred that proposals requesting reports were vague and indefinite (and thus, excludable) when the proposals contained only general or uninformative references to a set of standards or criteria that would be applied under the proposal. For example, in *The Southern Co.* (avail. Feb. 23, 1995), a stockholder proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public [*17] sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. In *Int'l Business Machines Corp.* (avail. Feb. 5, 1980), the Staff concurred that the company could omit under the predecessor to Rule 14a-8(i)(6) as vague and indefinite a stockholder proposal requesting a policy paper on "demonstrated affirmative responsibility." The Staff added that "the proponent does not define what is meant by 'demonstrated affirmative responsibility' anywhere in the proposal, and, as a result, it would be impossible for either the management or the stockholders to comprehend precisely what compliance with the proposal would entail." *Id.* Similarly, in *Alcoa Inc.*(avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite.

The Proposal's references to "superior standards of care" and "ensuring that animals' psychological, social and behavioral needs are met" [*18] are vague and indefinite in the same manner as requests for reports on "demonstrated affirmative responsibility" *(IBM)* and "human rights standards" *(Alcoa)* and references to "ensuring the highest standards of ethical behavior" *(Southern).* As with those proposals, the Company and its stockholders cannot determine with certainty on what the Proponent is asking the Company to report. For example, neither the Company nor its stockholders will know how to determine what constitutes "superior standards of care." As stated by the Company in its 2005 proxy statement, Bristol-Myers maintains a program that "provides the highest level of care when use of laboratory animals is required." *See* Bristol-Myers Squibb Company 2005 Proxy Statement, filed March 23, 2005 (SEC File No. 001-01136). Must the standards that the Company adopts in furtherance of the Proposal be "superior" in comparison to the standards set forth and used by Bristol-Myers in the past, standards used by the Company's peers or some other benchmark standard? The only guidance provided in the Proposal is the indication that these "superior standards" include "ensuring . . . that animals' psychological, social and [*19] behavioral needs are met." But this phrase also is vague and indefinite. Who determines what each animal's basic "psychological, social and behavioral needs" are; when are those standards tested; and how would the Company evaluate whether animals' needs are being satisfied? The Company and its stockholders (including the Proponent) may interpret the phrases "superior standards of care" and "animals' psychological, social and behavioral needs" to mean different things. Indeed, the range of reasonable interpretations of these phrases is so wide that it would be impossible for the Company and its stockholders to comprehend precisely what the Proposal entails.

In this particular context, the issue of what constitutes "superior standards of care" and "psychological, social and behavioral needs" and how that differs from the Company's existing standards of care is of critical importance to stockholders in evaluating the Proposal. The supporting statement does not clearly elaborate on these phrases, and instead focuses on the Proposal's request that the Company extend its Policy to contract laboratories and ensure the adoption of *"basic* animal welfare measures" as opposed to *"superior* [*20] standards of care" *(emphasis added).* Rules 14a-8(i)(3) and (i)(6) impose an obligation on proponents to be clear as to the scope of their proposals. *See Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail"). The Proponent's failure to provide such guidance means that the Company and its stockholders are left only with these confusing references when considering the Proposal.

As with the proposals in *Int'l Business Machines Corp., Alcoa* and *The Southern Co.,* given the ambiguities contained in the Proposal, it is unclear what additional disclosures stockholders voting for the Proposal would expect of the Company and what actions the Company would be required to take if the Proposal was to be implemented. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able [*21] to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that the Company "would lack the power to implement" the Proposal.

II. The Proposal Is Beyond the Company's Power To Implement And Thus May Be Excluded Under Rule 14a-8(i)(6).

A company may exclude a stockholder proposal under Rule 14a-8(i)(6) "if the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because it is impossible for the Company to "ensure that animals' psychological, social and behavioral needs are met." Moreover, as discussed below, the Proponent's own publications indicate its belief that it is "almost always an impossible goal" to "reduce or eliminate" stress on certain animals, meaning that the Proponent acknowledges it is impossible to meet animals' psychological needs.

The Staff has concurred that stockholder proposals are excludable under Rule 14a-8(i)(6) where a company cannot ensure that a variety of actions would occur. *See, e.g.,* [*22] *H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the board of directors to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the chairman of the board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); and *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement). *See also* Staff Legal Bulletin No. 14C (Jun. 28, 2005) ("we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or [*23] her independence at all times . . . when a proposal is drafted in a manner that would require a director to maintain his or her independence").

Similarly, the Company lacks the power or authority to implement the Proposal. It is impossible for the Company to *"ensure* . . . that animals' psychological, social and behavioral needs are met" *(emphasis added)* because the animals at issue cannot communicate to the Company that needs have or have not been satisfied. Moreover, the Proponent's own publications acknowledge that it is impossible to "ensure that animals' psychological, social and behavioral needs are met. For example, the Proponent's website states, "All animal experiments involve physical and/or psychological harm to the animals." "Frequently Asked Questions" *available at* http://www.marchofcrimes.com/faq.html and attached hereto as Exhibit B. The Proponent's website also acknowledges that it is "almost always an impossible goal" to "improve or modify . . . laboratory environments and procedures to reduce or eliminate unwanted stress in the lives of primates" in laboratories. *See* "Fear, Anxiety and Stress in the Laboratory: Why Nonhuman Primates Make Poor [*24] Research Subjects" *available at* http://www.covancecruelty.com/pdfs/PrimatePaper.pdf#xml=http://www.petasearch.org/texis/search/pdfhi.txt?query=behav-ioral+psycological+&pr=default&prox=page&rorder=500&rprox=500&rdfreq=500&rwfreq=500&rlead=500&sufs=0&order=r&cq=&id=4326073748 and attached hereto as Exhibit C. Given that the Proponent acknowledges that "unwanted stress" cannot be reduced or eliminated for animals in laboratory environments and given the Proposal's request that the Company's Policy "ensure . . . superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met," it is beyond the Company's power to implement the Proposal, just as it is beyond a company's power to ensure that "an individual meeting the specified criteria would be elected as director and serve as chairman of the board" or to "ensure that all successor companies adopt a bylaw like that requested by the proposal."

For these reasons, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's [*25] power to implement.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Very truly yours,

Sandra Leung

EXHIBIT A

PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23516
757-622-PETA
757-622-0457 (FAX)

PETA.org
Info@peta.org

October 21, 2005

Ms. Sandra Leung
Secretary
Bristol Myers Squibb
345 Park Avenue
New York, NY 10154

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Ms. Leung:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. [*26] Also enclosed is a letter from PETA's brokerage firm certifying to our ownership of stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2006 annual meeting of shareholders.

If the Company will attempt to exclude any portion of our proposal under Rule 14a-8, please so advise PETA within 14 days of your receipt of this proposal.

Please direct any communications or requests for additional information regarding this matter to me. My contact information is as follows:

Leana Stormont, Esq.
People for the Ethical Treatment of Animals
Research & Investigations Department
501 Front St.
Norfolk, VA 23510

757.962.8327 (phone)
757.628.0781 (fax)
LeanaS@peta.org

Thank you for your time and attention in this matter.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

ATTACHMENT-2

BRISTOL-MYERS SQUIBB SHAREHOLDER RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories [*27] to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an Animal Testing policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have [*28] adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts to "reduce our reliance on animal testing methods and ensure humane care when animal testing is unavoidable." n1

n1 http//:www.bms.com/static/ehs/perfor/data/produc.html#animaltest

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation." n2 [*29] n2 The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £ 50,000 in costs and fees.

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

2005 SEC No-Act. LEXIS 259

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7), 14a-8(i)(10)

February 22, 2005

[*1] 3M Company

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 5, 2005

The proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal-based methods.

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor

INQUIRY-1: 3M
3M Center, Building 0220-10W-15
St. Paul, MN 55133

Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

February 3, 2005

BY EMAIL: cfletters@sec.gov

Securities and Exchange Commission [*2]
Office of the Chief Counsel
Division of Corporation Finance
Office of Chief Counsel

450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:

This letter is in response to a letter dated January 26, 2005 filed with the SEC by Susan Hall, the legal representative of several shareholders and members of PETA who submitted a shareholder proposal to 3M on animal testing. Her assertion that 3M failed to make a timely submission to the SEC is simply wrong. 3M submitted a no action letter to the SEC on January 5, 2005 by email and mailed copies to the SEC and Susan Hall that same day. Unfortunately, we mailed the letter to the address on Susan Hall's letterhead and did not notice that in the body of her letter of November 8, 2004 she stated "After November 22, 2004, I can be reached at the following address...." It was also unfortunate that she left no forwarding address as the January 5th letter was returned to 3M with the notation "Not Deliverable As Addressed -- Unable to Forward." (See Attachment A). Upon return of our no action letter, we faxed our letter to the fax number on her letterhead on January [*3] 17, 2005, but unfortunately her fax number was disconnected (see Attachment B) and my assistant left a message for Susan Hall to call us to arrange for delivery of the letter. My assistant finally spoke with Susan Hall on January 24 and faxed our January 5th letter to a working number. My assistant was out of the office on medical leave from November 3rd through December 15th and out of the office again from January 12th through January 20th due to the death of her father.

As you can see from our multiple attempts to deliver our no action letter to Susan Hall under difficult personal circumstances, I hope you will understand and trust that you will agree that we made several good faith attempts to deliver the January 5th letter. We clearly met the deadline required by Rule 14a-8(j)(1) in filing our no action letter with the SEC on January 5, 2005 and by simultaneously and in good faith providing a copy to the proponents' representative.

For the reasons set forth in our no action letter dated January 5, 2005, we request the concurrence of the Staff that it will not recommend enforcement action if 3M excludes the Proposal from the 2005 Proxy Materials. Please call me if you have any [*4] questions.

Sincerely,

Gregg M. Larson

INQUIRY-2: ***PETA***

PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510

Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

January 26, 2005

BY ELECTRONIC MAIL: *cfletters@,sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal by Concerned Members of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2005 Proxy Statement of 3M Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 5, 2005, submitted to the SEC by 3M Company ("3M" or "the Company"). The Company seeks to exclude from its 2005 proxy statement a proposal sponsored by five concerned shareholders. n1 The Company seeks to exclude the proposal based on Rule 14a-8(i)(7), asserting that ordinary business operations are implicated, and Rule 14a-8(i)(10), as substantially implemented.

n1 The sponsors of the proposal are Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer. All of these individuals are members of PETA. As noted in each sponsors' letter to the Company, the undersigned was designated as the legal representative for each.

[*5]
The proposal under review requests that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

I. Rule 14a-8(i)(7) -- Ordinary Business Operations n2

n2 The Staff has now ruled in the proponents' favor on four shareholder proposals either the same or substantially the same as the one under review. Resolutions were filed with Johnson & Johnson Company and Wyeth for inclusion in the 2004 proxy materials. Wyeth had asserted the ordinary business operations exclusion and J&J advanced several other bases for excluding the proposal. The Staff ruled against both companies in each instance. Resolutions identical to the one under consideration here, have been reviewed by the Staff for the 2005 proxy materials. The Staff has ruled against J&J and General Electric on the same grounds asserted in 3M's no action petition.

[*6]

A. Involvement in the Regulatory Process

The Company argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to Company management. 3M further alleges that the proposal involves complex matters beyond the ken of ordinary shareholders and that it attempts to "micro-manage" the Company.

The Staff have already found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that the five non-animal test methods detailed in the proposal are generally less costly than [*7] their animal-based counterparts. The *Handbook of Toxicology* (2nd Ed., CRC Press, 2002) documents that almost without exception, *in vitro* methods are less costly than their animal-based equivalents. (Relevant excerpts of the *Handbook* available upon request.)

The policy considerations focus on reducing, refining, and replacing the use of animals in toxicity testing as an important component of good corporate stewardship. Related to those policy considerations is urging the Company to petition regulatory agencies to accept five specific non-animal test methods along with others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. That aspect of the resolution is an announcement of and commitment to public policy--not necessarily a product-specific petition to the relevant regulatory agencies to accept *in vitro* methods. It is designed to commit the Company to keep pace with the international community with respect to the acceptance and use of scientifically valid alternatives to animal testing. As documented in the supporting statement, the five non-animal test methods identified in the proposal [*8] are all scientifically valid and/or have been accepted by regulatory authorities in other developed nations as replacements for their animal-based counterparts.

Unlike the highly specific and prescriptive toxicity testing requirements that exist for pesticides and certain other types of chemicals, the pre-clinical safety testing of pharmaceuticals tends to be a more flexible and interactive process, involving extensive dialogue and negotiations between a product manufacturer and relevant regulatory bodies. This process affords companies like 3M an excellent opportunity to request that relevant regulatory agencies "accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the OECD..." Neither 3M's support for the Johns Hopkins Center for Alternatives to Animal Testing nor its general policies on animal research, is a substitute for the kind of direct and active liaison with regulatory agencies in the U.S. and abroad that is needed to persuade these agencies to become more accepting of validated non-animal test methods such as those outlined in the Proposal.

Accordingly, the Staff [*9] should decline to concur with the Company's position on this point.

B. 3M's Concession That Only One Part of the Resolution Allegedly Falls Within the Ordinary Business Exception

3M claims that only the third prong of the proposal constitutes ordinary business operations, but contends that the entire resolution must fail nevertheless. As noted above at footnote 2, the Staff has already concluded that substantially the same resolution seeking substantially the same actions does not meet the criteria of ordinary business operations. However, even if the Staff were to reverse earlier concurrences with the proponents, that would not justify omitting the entire resolution when 3M admits that the first two portions do not meet the ordinary business operations exclusion. The three prongs of the resolution are mutually distinguishable and capable of standing alone. Accordingly, the Staff should not issue a no action ruling in support of 3M's petition, and at a minimum should allow the first two aspects of the resolution to appear in the 2005 proxy materials.

C. Substantial Implementation Arguments Fails

In its no action letter, 3M suggests that certain aspects of the Proposal [*10] have been substantially implemented. In order for the Company to assert that the substance of the Proposal has been implemented, it must be able to demonstrate that it uses *in vitro* tests for assessing "skin corrosion, irritation, absorption, phototoxicity and pyrogenicity," when and where applicable, together with a general commitment to "replacing animal-based tests with non-animal methods," and followed by petitioning "regulatory agencies" to accept validated *in vitro* assays.

3M has implemented none of the foregoing. The Company's no action letter entirely fails to address these five specific non-animal test methods and instead highlights its "Global Policy for Animal Welfare in Testing and Research." The major premise of the Policy is to "safeguard the health and safety of its customers through the judicious use of laboratory animals in research and development of new products." As its name suggests, the "Policy" is entirely focused on the "use of laboratory animals in research and development..." not on any of the points in the Proposal. The resolution asks 3M to commit to using five validated non-animal methods to test for five specific endpoints.

In sum, it is [*11] apparent that 3M has not substantially implemented the proposal. Accordingly, the Staff should decline to concur with the Company's view on this point.

The Deadline Required by Rule 14a-8(j)(1)

Rule 14a-8(j)(1) imposes certain deadlines on the Company in connection with attempting to omit a shareholder resolution. The Rule requires in relevant part that:

> If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide [the proponent] with a copy of its submission.

We do not know when the Staff received 3M's no action letter dated January 5, 2005; however we do know when the Company served it on the proponents of the resolution -- by telecopy on January 24, 2005, fully 19 days after the date on 3M's letter to the Staff. n3

> n3 The Company had been specifically alerted to the change of address for the proponents' counsel in a letter dated November 8, 2004 which accompanied the shareholder resolution. That letter provided the Company with counsel's new address, the effective date of the new address, and a cellular telephone number. Nevertheless, 3M sent the proponents' copy of its no action letter to the old address, and it was eventually returned to the Company. In a telephone conversation with 3M's Associate General Counsel, Gregg Larson, on January 24th, we requested that he advise the Staff of the foregoing and that the proponents intended to file a response to the no action letter. However, we are unaware of the Company's having complied with that request.

[*12]
Accordingly, on the basis of its untimely submission, the no action letter submitted by the Company should be disregarded in its entirety.

Conclusion

In conclusion, 3M's grounds for seeking to omit the proposal from the 2005 proxy statement are insufficient to warrant such action. If the SEC deems any of the Company's grounds for omission to be meritorious, the proponents should be permitted to negotiate language that will satisfy both the Company and the organization.

Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,

Susan L. Hall
Legal Counsel

INQUIRY-3: 3M

3M Center, Building 0220-10W-15
St. Paul, MN 55133

Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 5, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies, the staff [*13] of the Division of Corporation Finance (the "Staff") that 3M intends to omit from its proxy statement and form of proxy for 3M's 2005 Annual Meeting of stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer (the "Proponents"). A copy of the Proposal and accompanying cover letter, dated November 8, 2004, is attached as Attachment A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponents of its intention to omit the Proposal from its 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2005 Proxy Materials with the Commission.

3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal from the 2005 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal [*14] are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

The Proposal requests 3M's Board of Directors to:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

II. Reasons for Exclusion

3M believes that it may omit the Proposal for the following reasons: (A) the Proposal may be excluded under Rule 14a-8(i)(7) because part of it involves 3M's ordinary business operations; (B) the Proposal is excludable in its entirety under Rule. 14a-8(i)(7) because one part of it relates to ordinary business operations; and (C) 3M has already substantially [*15] implemented part of the Proposal and therefore may exclude that part of the Proposal under Rule 14a-8(i)(10). The reasons for 3M's conclusions are set forth below.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Involves Ordinary Business Operations Since It Seeks to Involve 3M in Specific Regulatory Processes Applicable to 3M's Products.

3M is a diversified technology company with a global presence in health care; industrial; display and graphics; consumer and office; safety, security and protection services; electronics, telecommunications and electrical; and transportation markets. 3M has subsidiaries in more than 60 countries and manufactures or sells more than 50,000 products in nearly 200 countries. 3M's products include medical tapes, dental and orthodontic products, pharmaceutical products such as immune response modifiers and women's health products; pressure sensitive tapes and abrasives; optical films and lens solutions for electronic displays, reflective sheeting for transportation safety; Scotch[R] Magic TM tape and Post-it[R] Note products; products to protect worker safety; flexible circuits and telecommunications products; and products used in [*16] the manufacture, repair and maintenance of cars, boats and aircraft. 3M's products include those that are chemical-based and pharmaceuticals. 3M's new product introduction system includes a thorough assessment by staff in medical, toxicology and environmental, health and safety departments of the safety and efficacy of 3M's products for our employees, users of our products and the environment. As part of this safety assessment, knowledgeable 3M staff conducts only necessary and appropriate animal studies that have been reviewed and approved by 3M's staff veterinarian and a senior 3M management committee to test the safety and efficacy of its products.

3M believes that it may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the 3M's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., to confine the resolution of ordinary business problems to management and the board of, directors, since it is impracticable for shareholders to decide how to solve such problems [*17] at an annual shareholders meeting. The Commission further explained that the ordinary business exclusion rests on two principal considerations. The first relates to the subject matter of the proposal. The 1998 Release states that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." Id.

While we understand that proposals implicating social policy issues are sometimes permissible notwithstanding their intrusion into ordinary business operations, in this case the Proposal is excludible because at a minimum the third part of the Proposal requests that 3M's Board of Directors "petition the relevant regulatory agencies requiring [*18] safety testing for the Company's products to accept as total replacements for animal, based methods," non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, "along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." Because this resolution requests 3M to take specific actions relating to regulatory processes involving an aspect of 3M's products and operations, the Proposal is excludible as a matter relating to 3M's ordinary business operations.

The Staff has consistently concurred that proposals requesting a company to take actions related to the regulatory and legislative processes relevant to a company's products or services may be excluded under Rule 14a-8(i)(7). In *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (i.e. evaluating the impact [*19] of legislative and regulatory actions ...)." Additionally, in *Int'l Business Machines Corp.* (avail. Mar. 2, 2000), the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." See also *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in *Pacific Enterprises* (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. And in *Int'l Business Machines Corp.* (avail. [*20] Jan. 21, 2002), the Staff concurred that a proposal that required the company to join with other corporations in support of a national health insurance system could be excluded because the proposal appeared directed at involving the company in the "political or legislative process relating to an aspect of the company's operations." Similar to the proposals discussed above, the Proposal explicitly requests 3M to "petition the relevant regulatory agencies" with respect to an aspect of the 3M's products and business operations.

The Staff's position in no-action letters is that proposals involving regulatory and legislative processes that relate to an aspect of the company's products, services or operations fall within the scope of "ordinary business." See *Philip Morris Companies Inc.* (avail. Jan. 3, 1996) (proposal that the company refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products was excludable because a registrant's lobbying activities concerning its products go to decisions about ordinary business operations). In contrast, proposals dealing generically with lobbying activities and that do not relate to a company's [*21] products, services or operations are considered to relate to general political activities that are not excludable as "ordinary business." In *General Electric Co.* (avail. Feb. 22, 2000), the proposal required GE to publish a report regarding its policies and the use of shareholder funds for political purposes. The Staff concluded that the proposal was not excludable because the proposal was directed at GE's "general political activities," as opposed to GE's products, services or operations.

This Proposal is similar to the proposal in Philip Morris, and unlike the proposal addressed in General Electric Co., because the clear language of the Proposal specifically relates to 3M's products and business operations. The Proposal requires that 3M "petition the relevant regulatory agencies requiring safety testing for the Company's products" (emphasis added). Consistent with the Staffs prior interpretations of similar proposals, because the Proposal specifically requests 3M to take actions' relating to regulatory processes applicable to the company's products, the Proposal falls within 3M's "ordinary business operations" and may therefore be excluded under Rule 14a-8(i)(7).

In addition [*22] to the precedent discussed above supporting exclusion of the Proposal, an examination of the Proposal in light of the dual considerations underlying the ordinary business exclusion (as explained by the Commission in the 1998 Release) demonstrates' that the third part of the Proposal (that specifically requests 3M to take actions relating to regulatory processes applicable to the company's products) involves 3M's day-to-day ordinary business operations. 3M is a diversified technology company with subsidiaries in more than 60 countries that manufactures or sells more than 50,000 products in nearly 200 countries. As a result of the many international, federal and state regulations to which it is subject, 3M devotes significant resources around the world to regularly monitoring compliance with existing regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. The company's global compliance efforts are critical to ensuring that 3M takes appropriate action under existing and possible future regulations. The third part of the Proposal seeks to intervene inappropriately in 3M's day-to-day [*23] operations in contravention of the Commission's clear policy mandate against such intervention that underlies the ordinary business exclusion.

An analysis of the Proposal in light of the second consideration underlying the ordinary business exclusion -- "the degree to which the Proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" -- also shows that the Proposal is squarely within the ordinary business of the company. By seeking to involve 3M in the regulatory process to gain acceptance of certain non-animal methods as total replacements for animal-based methods, the Proposal raises very complex issues "upon which shareholders, as a group, would not be in a position to make an informed judgment" (1998 Release) and which are properly left to, the management of the company to resolve. The Proposal would require 3M to petition relevant regulatory agencies requiring safety testing for its products (e.g., in the United States, the agencies would include the Food and Drug Administration, the Environmental Protection Agency, the Consumer Product [*24] Safety Commission, and the Occupational Safety and Health Administration, not to mention the applicable state and international agencies) to accept as total replacements for animal-based methods, those approved non- animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. Such an effort requires a complex analysis of (i) the differences between "animal-based methods and "non-animal based methods" for each of the chemical ingredients in 3M's substantial number of products; (ii) a thorough understanding of the medical, toxicological and scientific standards, including the methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; (iii) which test methods are acceptable to each applicable agency in each of the more than 200 countries where 3M does business; (iv) a thorough understanding and knowledge of the "non-animal methods" currently used and accepted by the OECD and other developed countries; and (v) whether such non-animal methods for testing the safety and [*25] efficacy of its products will ensure the safety of consumers. Such a complex inquiry is precisely the type of inquiry that should not be left to shareholders to resolve at an annual meeting and is therefore appropriately captured within the ordinary business exclusion.

We are aware of the Staff's decision in *Wyeth* (avail. February 4, 2004) that denied exclusion of a proposal that asked Wyeth's Board, in part, to "formally request that the relevant regulatory agencies accept validated in vitro tests as replacements to animal tests." In *Wyeth,* the company provided no detailed discussion and analysis of the reasons why that proposal was within the scope of the ordinary business exclusion and provided only two citations to no-action letters, neither of which involved proposals requesting the company to take action related to regulatory and legislative processes relevant to the company's products or operations. Unlike Wyeth, we believe we have made a compelling argument under the standards set forth in the 1998 Release and the well-established precedent discussed above that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable in Its Entirety Because [*26] **One Part of It Relates to Ordinary Business Operations.**

Although only one of the three parts of the Proposal may be excludible as pertaining to 3M's "ordinary business operations," the Staff has consistently ruled that shareholder proposals may be excluded in their entirety if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution related to Intel's "ordinary business operations" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). See also *Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (identical proposals to Intel Corp.'s also excluded by the Staff pursuant to 14a-8(i)(7)). In addition, the Staff ruled in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business [*27] operations. There, the Staff noted "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate to E*TRADE's ordinary business operations." See also *Associated Estates Realty Corporation* (March 23, 2000) (permitting omission of a proposal that "relates in part to ordinary. business operations" (emphasis added)); *General Electric Company* (February 10, 2000) (permitting omission of a proposal because "a portion of the proposal relates to ordinary business operations") (emphasis added)); *Wal-Mart Stores, Inc.* (March 15, 1999) (permitting omission of a proposal in which only "paragraph 3 of the description of matters to be included in the report" that was to be created by the company related to ordinary business operations); and *Kmart Corporation* (March 12, 1999) (same). Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. See *E*Trade Group, Inc.* (avail. Oct. 31, 2000) and *College Retirement Equities Fund* (avail. May 3, 2004).

Even if the issues of animal testing may in certain contexts implicate a significant social policy issue, [*28] the mere fact that a proposal touches upon a social issue is not sufficient to remove it from the sphere of "ordinary business operations." See *E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Even where proposals addressing regulatory and legislative actions applicable to business operations raise social policy issues, the Staff consistently has viewed proposals about regulatory and legislative processes to be matters of ordinary business conduct. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997), the Staff found that a proposal requiring the company to implement FDA regulations to curb youth smoking was excludable under the ordinary business exception, notwithstanding that other types of proposals addressing smoking issues have been found to implicate significant social policy considerations. In this case, the Proposal may be excluded because, instead of merely addressing a social policy issue regarding whether 3M applies non-animal testing methods, the Proposal directs 3M to take a specific position [*29] applicable to its business operations with regulatory agencies.

Because the Proposal, if adopted, would involve 3M in the regulatory and legislative process relating to aspects of 3M's products, services and operations, the Proposal is excludable in its entirety from 3M's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. 3M Has Already Substantially Implemented Part of the Proposal and Therefore May Exclude That Part of the Proposal Under Rule 14a-8(1)(10)

The second part of the Proposal requests that 3M "confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods." Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy materials "if the company has already substantially implemented the proposal."

Almost five years ago, 3M adopted the following Global Policy for Animal Welfare in Testing and Research:

> It is the policy of 3M to safeguard the health and safety of its customers through the judicious use of laboratory animals in research and development of new products. 3M places a high value on animal life. 3M believes that laboratory animals should be treated humanely and ethically [*30] at all times, that

their use should be scientifically justified, that their care and treatment should be carefully scrutinized by an effective institutional animal care and use review process, and that they should be cared for in accord with accepted veterinary practices to promote their comfort and well-being. 3M acknowledges and encourages the use of alternatives to animals, and subscribes to the recognized principles of replacement, reduction and refinement (emphasis added).

3M uses state-of-the-art technologies to minimize its reliance on animal testing and to reduce the number of animals used in individual projects. Over the past five years, 3M has reduced its use of regulated laboratory animals by more than 80 percent through rigorous reviews of scientific literature and other available data. Efforts are made to make sure that research proposals do not duplicate earlier work and to discover if relevant data have already been published. Some testing has been replaced by non-live animal laboratory procedures.

Under 3M's Global Policy, all research at 3M involving animals must strictly adhere to three basic principles:

. Replacement -- substituting alternative, non-animal [*31] procedures in place of live animal testing where feasible and scientifically justifiable

. Reduction -- minimizing the number of animals needed to obtain scientifically valid information; and

. Refinement -- Developing procedures that improve the design and/or efficiency of the test, therefore reducing the distress or discomfort experienced by the animal.

In addition to 3M's Global Policy, 3M also has demonstrated its commitment to replacing animal-based tests with non-animal methods through its funding of research of alternatives to animal testing. 3M has contributed for several years to the Johns Hopkins Center for Alternatives to Animal Testing and 3M's management actively participates in the Center's. activities through board representation.

Consistent with the Staffs position taken in *PPG Industries, Inc.* (avail. January 19, 2004) and *Woolworth Corporation* (avail. April 11, 1991), we believe that the second part of the Proposal has been substantially implemented by virtue of 3M's substantial compliance with the essential elements of the Proposal, i.e., by the issuance of a Global Policy where "3M acknowledges and encourages the use of alternatives to animals, [*32] and subscribes to the recognized principles of replacement, reduction and refinement" and through its active participation in and funding of alternatives to animal testing at the Johns Hopkins Center for Alternatives to Animal Testing. Therefore, the second part of the Proposal may be excluded from the 2005 Proxy Materials.

Based on the foregoing analysis, 3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M excludes the Proposal from the 2005 Proxy Materials, or in the alternative, excludes the second part of the Proposal. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

INQUIRY-4: 3M

3M Center, Building 0220-10W-15
St. Paul, MN 55133

Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 5, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance

Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:

In the [*33] no-action request sent to the Staff today, I neglected to mention our agreement to promptly forward to the Proponents any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M. My apologies.

Sincerely,

Gregg M. Larson

Attachment A

SUSAN L. HALL
Attorney at Law
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

Tel: (202) 518-2505
Fax: (202) 518-8880

November 8, 2004

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2005 annual meeting. Also enclosed are letters from the proponents of the resolution along with letters certifying to ownership of stock where the shares are held in street name.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. After [*34] November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182. I can also be reached on my cell phone at 202-641-0999.

Very truly yours,

Susan L. Hall

ATTACHMENT

3M COMPANY SHAREHOLDERS' RESOLUTION

This Proposal is submitted by a collective, of concerned shareholders. n1 n1 The proponents of this Resolution are Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements n2 and that such testing is on the rise; n3 and

n2 CCAC Animal Use Survey -- 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

n3 Statistics of Scientific Procedures on Living Animals -- Great Britain -- 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold, n4 generally without any [*35] pain relief; and

n4 CCAC Animal Use Survey -- 2001

WHEREAS, non-animal test methods are generally less expensive, n5 more rapid, and always more humane, than animal-based tests; and

n5 Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed,* 1414 pp. Washington, DC: CRC Press.

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1 . Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant [*36] regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods. n6 Several non-animal methods have also been [*37] adopted as Test Guidelines by the OECD n7 (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

n6 ECVAM website: http://ecvam.jrc.it

n7 OECD test guidelines: http://www.oecd.org/docunent/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

We urge shareholders to support this Resolution.

2004 SEC No-Act. LEXIS 90

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

January 19, 2004

[*1] PPG Industries, Inc.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2003

The proposal requests the board to issue a policy statement committing the company to use alternatives to product testing on animals.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(i)(10). In this regard, we note PPG's representation that the company has publicly issued an animal welfare policy committing the company to use alternatives to animal testing. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor

INQUIRY-1: PPG

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

January 13, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
[*2]
Re: Shareholder Proposal of Lucinda C. Collins

Ladies and Gentlemen:

This letter is submitted in response to a letter (a copy of which is included herewith) dated December 29, 2003 (the "Response Letter") that was filed with the Commission by Susan L. Hall, Esq. on behalf of Lucinda C. Collins (the "Proponent") concerning the Proponent's proposed shareholder resolution (the "Proposal") submitted to PPG Industries, Inc. (referred to herein as the "Company," "PPG" or "we") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). By letter dated December 10, 2003, we notified the Commission of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended, and we requested the Commission's concurrence with our view that the Proposal is properly excludable and the Commission's assurance that enforcement action would not be recommended if we omitted the Proposal from the 2004 Proxy Materials.

For the reasons set forth below, we believe the arguments set forth by the Proponent in the Response Letter fail [*3] to support the Proponent's contention that the Company has not substantially implemented the Proposal. Accordingly, we hereby reaffirm our view that the Proposal is properly excludable pursuant to Rule 14a-8(i)(10) as having already been substantially implemented by the Company, and we respectfully reiterate our request that the Commission concur in such view and provide assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are five additional copies of this letter. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter is being mailed on the date hereof to the Proponent and the Proponent's designated representative, Ms. Hall.

As noted in our letter of December 10, 2003, the Proposal requests that the 2004 Proxy Materials include the following proposed resolution:

> "NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:
>
> 1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing [*4] to the elimination of product testing on animals in favor of validated *in vitro* alternatives."

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been ***"substantially implemented"*** by PPG. For the reasons discussed in our letter of December 10, 2003 and the reasons set forth below, we believe we have satisfied the substantial implementation test of Rule l4a-8(i)(10) for determining whether the Proposal is excludable.

In the Response Letter, however, the Proponent wholly ignores the substantial implementation standard set forth in Rule 14a-8(i)(10). The Proponent argues that "PPG's stated commitment to using alternatives to animal testing is not the same-as" and "is only similar" to the policy statement requested in the Proposal and does not "make any reference to" the specific words "generally committing to the elimination of product testing on animals in favor of validated *in vitro* [*5] alternatives." [Emphasis added.] Yet Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as written in order to satisfy its requirements. The rule requires that the proposal be substantially implemented. We believe we have satisfied this standard because, among other reasons, our animal welfare policy is consistent with the language of the Proposal and explicitly states that PPG is "firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests ...." n1

n1 The full text of our animal welfare policy may be viewed on our Internet website at http://www.ppg.com under the Environment, Health & Safety page.

The Proponent further argues that PPG's policy statement "does not constitute a policy statement 'publicly committing to use *in vitro* tests'" because "posting a policy on its Web site is not a sufficiently public statement." This argument is not only contrary to the Commission's many rules, interpretations and policies that specifically authorize disclosure of information to the public via a website posting, but it also ignores the substantial implementation standard of Rule 14a-8(i)(10). [*6] The Proposal merely requested that PPG issue a policy statement publicly committing to use *in vitro* tests. Nowhere in the Proposal did the Proponent specify the manner in which such policy statement be made public. Accordingly, we believe that posting a policy statement on our website substantially implements the Proposal and is consistent with the Commission's many other rules, interpretations and policies concerning public disclosure of information via a website posting.

The Proponent also suggests that a policy "internally" adopted by PPG's Environmental, Heath and Safety Committee (the "EHS Committee") fails to satisfy the substantial implementation test. It must be noted, however, that all of PPG's policies must be approved by the appropriate PPG authority in order to become an approved PPG policy. Moreover, reiterating points made in our letter of December 10, 2003, our EHS Committee is a committee comprised of individuals appointed by our Board of Directors and is chaired by PPG's President and Chief Operating Officer, who is also a Director of the Company. The EHS Committee has been given the responsibility by our Board of Directors for dealing with issues relating to [*7] the subject matter of the Proposal. Thus, the Proponent's suggestion that our animal welfare policy fails to satisfy the substantial implementation test because it was only "internally" adopted by our EHS Committee is clearly without merit.

Lastly, in evaluating whether we have substantially implemented the Proposal, it must be recognized that the policy statement requested in the Proposal could not be implemented precisely as written. A policy committing PPG to using *in vitro* alternatives to animal testing under all circumstances in connection with the collection of required environmental, and toxicological data could not be adopted because it is impossible to determine whether such *in vitro* alternatives are, and will continue to be, scientifically valid and predictive and acceptable to all regulatory bodies, under all circumstances, now and in the future. If the Commission takes the position that the Proposal is excludable only if PPG adopts the policy statement included in the Proposal precisely as proposed, then the Proposal would be excludable under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it. In addition, even if the Proposal [*8] were included in the 2004 Proxy Materials precisely as submitted by the Proponent, we believe the Proposal would be materially false and misleading to the extent it failed to indicate that we may not be able to fully comply with the Proposal if an *in vitro* test were found to be scientifically invalid or unacceptable to regulatory bodies.

For the foregoing reasons, we believe that no substantial difference exists between our animal welfare policy and the Proposal, and that the Proposal has been substantially implemented. We therefore reaffirm our view that the Proposal is properly excludable pursuant to Rule 14a-8(i)(10) as having already been "substantially implemented" by the Company. We respectfully reiterate our request that the Commission concur in such view and provide assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials. Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,

PPG INDUSTRIES, INC.

J. Christopher Clifton
Assistant Counsel

INQUIRY-2: SUSAN L. HALL, ESQ.

2818 Connecticut Avenue; N.W.
Washington, D.C. 20008

Tel. (202) 518-2505
Fax (202) 518-8880
[*9]
December 29, 2003

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Lucinda C. Collins to PPG Industries, Inc.

Ladies and Gentlemen:

This letter along with five copies is filed in response to a letter dated December 10, 2003, submitted to the SEC by PPG Industries, Inc. ("PPG" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Lucinda C. Collins. The Company seeks to omit the resolution from its proxy statement for the 2004 annual meeting, based on Rule 14a-8(i)(10), asserting that PPG has substantially implemented the proposal under consideration.

For the reasons that follow, the proponent of the resolution respectfully disagrees with the Company. The resolution at issue reads as follows:

RESOLVED that the shareholders of PPG request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated [*10] *in vitro* alternatives.

While PPG makes a case for having *internally* adopted a similar resolution through its Environment, Health and Safety Committee ("EHSC"), the policy is only similar and does not constitute a policy statement "publicly committing to use *in vitro* tests" for the specified endpoints described in the proposed resolution. Posting a policy on its Web site is not a sufficiently public statement.

Nor does the policy statement adopted by the EHSC make any reference to "generally committing to the *elimination* of product testing on animals in favor of validated *in vitro* alternatives." PPG's stated commitment to using alternatives to animal testing, is not the same as publicly committing to the "elimination of product testing on animals ..." PPG can be committed to using alternative methods, and still be committed to using animal based test models (*e.g.* using animal models along with alternative methods as a back-up to verify the results from the animal tests).

It is the proponent's position that PPG has not substantially implemented the proposal, nor has it issued a policy statement publicly committing to use the *in vitro* tests outlined [*11] in the resolution. Accordingly the Company's request that the SEC concur in its view that the resolution is excludable should be denied, and the resolution should be published in the proxy statement for the 2004 annual meeting.

Very truly yours,

Susan L. Hall

INQUIRY-3: PPG

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

December 10, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Lucinda C. Collins

Ladies and Gentlemen:

PPG Industries, Inc. (referred to herein as the "Company," "PPG" or "we") has received a letter from Lucinda C. Collins (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal requests that the 2004 Proxy Materials include the following proposed resolution:

> "NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:
>
> 1. Issue a policy [*12] statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives."

This letter is to inform you of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Specifically, we believe the Proposal may be excluded pursuant to Rule 14a8(i)(10) for the reasons discussed below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin 14 (CF), enclosed herewith are five additional copies of this letter, six copies of the Proposal, as revised, and six copies of all other correspondence that has been exchanged between the Proponent (acting through her designated representative, Susan L. Hall, Esq.) and PPG. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter together with a copy of each of the other enclosures described above is being mailed on the date hereof to the Proponent and the Proponent's designated representative, Ms. Hall. Lastly, please be [*13] advised that we intend to file our definitive proxy statement and form of proxy in respect of our 2004 Annual Meeting of Shareholders on or after March 5, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before PPG files such materials with the Commission.

<u>DISCUSSION:</u>

The Proposal Has Already Been Substantially Implemented (Rule 14a-8(i)(10)).

The Proposal requests that the Company issue a public policy statement containing two basic elements: (i) committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and (ii) generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives. Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by PPG. We believe that we have satisfied [*14] the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

First, PPG has had a long-standing policy of minimizing or avoiding animal testing wherever possible. To that end, we have historically endeavored to use alternatives to animal testing when such alternatives were scientifically valid and predictive and acceptable to regulatory bodies, whether such alternatives involved *in vitro* testing or otherwise. In addition, we have endorsed research to reduce, refine or replace the need for animal testing altogether. Of course, when scientifically valid and predictive alternatives to animal testing are available and are acceptable to regulatory bodies, it is and has been our policy to evaluate such alternatives based on various criteria and to select the alternative best suited to meeting our internal and external requirements.

Second, we have revised our internal animal welfare policy described above to specifically identify *in vitro* testing as a possible alternative to be considered in connection with evaluating alternatives for the types of tests specified by the Proponent. Our animal welfare policy reads in relevant part as follows:

> "PPG [*15] is firmly committed to using alternatives to animal testing, including, without limitation, *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies. When animal testing is necessary, PPG is committed to using study designs that maximize the amount of information derived per test while minimizing the aggregate number of animals subjected to testing. PPG is equally committed to conducting animal testing in the most humane manner available."

Additionally, our Environment, Health and Safety Committee (the "EH&S Committee") has formally endorsed the above animal welfare policy. The EH&S Committee is a committee whose members are appointed by our Board of Directors and that is chaired by our President and Chief Operating Officer, who also serves as a director of the Company. The EH&S Committee has been delegated broad responsibility to establish policies, programs and procedures to ensure that the Company is in compliance, worldwide, with all applicable environmental, health, medical, product liability and safety laws, [*16] rules, regulations and policies. Following review and endorsement of the above animal welfare policy (six copies of which are enclosed herewith in its entirety), the EH&S Committee authorized the public dissemination thereof. We have publicly disseminated the above animal welfare policy by posting it to our Internet website at http://www.ppg.com under the Environment, Health & Safety page.

We believe the Proposal has been substantially implemented by virtue of our substantial compliance with the essential elements of the Proposal; i.e., the issuance by PPG of a public policy statement that has been formally endorsed by a Board-appointed committee chaired by an officer and director of the Company and that, subject only to required conditions, is even broader than, and more inclusive of, the two basic elements contained in the Proposal. Specifically, our animal welfare policy explicitly states that "PPG is firmly committed to using alternatives to animal testing, <u>including, without limitation, *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints</u>, when such alternatives are scientifically valid and predictive [*17] and acceptable to regulatory bodies."

In support of our assertion that we have satisfied the substantial implementation test of Rule 14a-8(i)(10), we direct your attention to Woolworth Corporation (April 11, 1991) wherein the Division stated that it would not recommend enforcement action against Woolworth Corporation ("Woolworth") based upon its position that Woolworth had already substantially implemented the proposal at issue. We believe the facts in Woolworth are analogous to the facts in the present case and we note that the proposal in Woolworth generally related to animal welfare issues similar to the Proposal. We also note that the Division has more recently honored requests for "no action" relief based upon the Division's view that the proposals at issue, although not involving issues of animal welfare, had already been substantially implemented. See, e.g., Intel Corporation (March 11, 2003), Archon Corporation (March 10, 2003) and E.I. du Pont de Nemours and Company (February 18, 2003).

CONCLUSION

We believe that the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented [*18] by PPG. Accordingly, we hereby respectfully request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,

PPG INDUSTRIES, INC.

J. Christopher Clifton
Assistant Counsel

ATTACHMENT

SHAREHOLDERS' RESOLUTION

This Stockholder Proposal is submitted by Lucinda C. Collins, owner of 5,495 shares of PPG Industries, Inc. ("PPG" or "the Company") common stock.

This proposal relates to PPG's policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal (*in vitro*) tests for assessing dermal and pyrogenic effects, PPG should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated [*19] *in vitro* assays for testing PPG's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of PPG request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives.

Supporting Statement: Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm TM and EpiSkin TM . In the animal test, rabbits are locked into fall body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying [*20] substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body restraints, injecting [*21] test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

106M62

********** Print Completed **********

Time of Request: March 08, 2006 06:31 PM EST

Print Number: 1861:87801363
Number of Lines: 291
Number of Pages:

Send To: HORWOOD, DAN-12317
MAYER BROWN ROWE & MAW LLP
71 S WACKER DR
CHICAGO, IL 60606-4637

PROCTER & GAMBLE CO (PG)

ONE PROCTER & GAMBLE PLZ
CINCINNATI, OH 45202
513. 983.1100
http://www.pg.com

NO ACT

NO ACTION LETTER
Filed on 07/27/1988

July 27, 1988

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Proctor & Gamble Company (the "Company")
Incoming letter dated June 10, 1988

The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research.

This Division does not concur in your view as to the applicability of paragraphs (c)(4) and (c)(12) of Rule 14a-8 to the proposal. Accordingly, we do not believe that the Company may rely on either of those provisions as a basis for omitting the proposal from its proxy material.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

000001

19

ER & GAMBLE COMPANY

ASHLEY L. FORD
SECRETARY

1 PROCTER & GAMBLE PLAZA
CINCINNATI, OHIO 45202-1315

June 10, 1988

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Cecilia D. Blye
Special Counsel for Shareholder Proposals
Division of Corporation Finance

Re: Shareholder Proposal - Susan D. Knapp and
People for the Ethical Treatment of Animals, Inc.

This letter is submitted on behalf of The Procter & Gamble Company (the "Company") pursuant to Rule 14a-8(d) adopted under the Securities Exchange Act of 1934. The purpose of this letter is to state our intention of omitting from our 1988 proxy statement a shareholder proposal submitted jointly on behalf of Ms. Susan D. Knapp, 12 Boulder Road, Norwalk, Connecticut 06854 and People for the Ethical Treatment of Animals, Inc., P. O. Box 42516, Washington, D.C. 20015, and to describe our reasons for such omission.

Attached as Exhibit A is a copy of a letter dated May 3, 1988 from Mr. Peter Lovenheim, Attorney-at-Law, 52 San Gabriel Drive, Rochester, New York 14610, offering the proposal in question on behalf of the joint proponents. It is our judgment and belief that the proposal need not be included in our 1988 proxy statement because the proposal deals with substantially the same subject matter as a proposal submitted to security holders at the annual meeting of shareholders held in October of 1987, at which time it received less than 3% of the total number of votes cast in regard thereto so as to now be excludable under Rule 14a-8(c)(12). In addition, because of the nature of the proposal and the circumstances in which it has been submitted, it appears that the proposal "relates to the redress of a personal claim or grievance" so as to be excludable under Rule 14a-8(c)(4).

Background

The proposal would request the Board of Directors to review the Company's use of live animals in research and testing of non-medical consumer products and report to shareholders on the scope and cost of live-animal testing, including (1) identification of species and numbers of animals used annually; (2) identification of independent laboratories conducting live-animal testing on behalf of the Company; (3) specification of the costs to the Company of all aspects of animal testing; (4) description of experimental procedures performed on animals, including euthanasia; and (5) specification of expenditures and efforts by the Company to reduce use of animals in testing.

The proposal attempts to justify its request for this extensive detailed information as being important to shareholders in evaluating whether they should continue their financial investment in the Company.

In 1987, People for the Ethical Treatment of Animals, Inc. (and a different individual shareholder), also through the representation of Mr. Lovenheim, submitted a proposal on the subject of animal testing which was included in the Company's proxy statement for the annual meeting of shareholders held on October 13, 1987. That proposal attempted to recommend to the Board of Directors that the Company (1) stop all animal testing not required by law, (2) disclose to shareholders what consumer products are tested on animals in painful procedures without anesthesia and (3) begin to phase out product lines which cannot in the near future be legally marketed without painful live animal testing. That proposal received an affirmative vote of 2.2%, or 97.8% against, at the 1987 annual meeting of shareholders. A copy of the 1987 proposal on the subject of animal testing as it appeared in the Company's 1987 proxy materials is attached as Exhibit B.

1. Premature Resubmission - Rule 14a-8(c)(12)

Rule 14a-8(c)(12) provides the ground rules for resubmission of a proposal which deals "with substantially the same subject matter as a prior proposal submitted to security holders" in a previous year. That Rule in pertinent parts provides that if a proposal has been submitted for a vote at one previous shareholders meeting, it may be omitted from the registrant's proxy materials for any shareholders meeting to be held within three calendar years of such previous submission if it received less than 3% of the total votes cast at the time of such submission.

The latest proposal is notable for its attempt to distinguish itself from the 1987 proposal voted upon by Company shareholders and firmly defeated, in order to avoid exclusion under Rule 14a-8(c)(12) as just described. Specifically, the current proposal purports to be simply a request for distribution of information to shareholders which can be used in making judgments as to the desirability of continued investment in Procter & Gamble, while the 1987 proposal was a call to more specific action by the Company as to testing practices.

Notwithstanding this attempt to escape the restrictions of Rule 14a-8(c)(12), the underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals, thereby literally coming under the wording of the Rule with regard to proposals which deal "with substantially the same subject matter." It should be noted that the reference in the Rule is to "substantially the same subject matter" rather than some other formulation such as "substantially the same proposal" as was included in the prior year.

Indeed, the latter language ("substantially the same proposal") was precisely the terminology used in the Rule until its amendment in 1983, when the Commission proposed a change to the current language and referred to various commentators as supporting the change as desirable to head off abuses by proponents who "keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue." Specifically, SEC Release No. 34-20091 accompanying the 1983 amendments offered the following justification of the current version of the Rule:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new Rule will be avoided. (Emphasis added.)

In short, the purpose of the Rule is to prevent waste of corporate resources and shareholder attention by undue resubmission of matters upon which shareholders have recently spoken. It appears to us that the Commission's 1983 amendment and its stated reasons therefor call for exclusion of the current proposal based on the vote in 1987, regardless of the attempt by proponents to avoid the Rule by changing the literal form. The underlying substance of the proposal is that the Company should not be conducting safety testing on live animals and that to the extent that the Company is doing so it should start phasing out the practice. Casting the proposal in the form of a request for information instead of a request for action should not be allowed to frustrate the purpose of the Rule. Any other interpretation would allow every proposal to be submitted twice, once as a request for action and again the next year as a request for information.

The inadequacy of the ploy of requesting information instead of action appears to us to be confirmed by the nature of the justification for such information offered by the proponents. The proposal states that the information is needed so that shareholders can "make and form judgments as to whether such tests and expenditures are consistent with a continued financial investment in P&G" (emphasis added).

It is not credible that shareholders need detailed information concerning animal testing (including the number of dogs, cats, guinea pigs, hamsters, rabbits, mice, rats, ferrets, gerbils, "mini-pigs" and others) in order to make financial decisions about whether to invest or not invest in the Company's Common Stock. Even as to the cost of such testing, although the Company has not assembled details as requested by the proponents, it seems quite certain that there is no way the aggregate of such costs could ever begin to be "material" to a Company the size of Procter & Gamble so as to affect financial decisions in any significant way. What the 1988 proposal is attempting to do, like its predecessor in 1987, is spotlight the Company's use of animals in safety testing for consumer products so that shareholders will make, not a financial judgment, but a moral judgment so as to inveigh against the Company's practices. At bottom, this is precisely the issue brought before the shareholders in 1987, and the attempted justification in terms of relevance to financial decisions is specious.

Accordingly, we believe that the proponents should not be allowed to submit a proposal on this subject until 1991, pursuant to Rule 14a-8(c)(12).

2. <u>Redress of Personal Claim or Grievance - Rule 14a-8(c)(4)</u>

Rule 14a-8(c)(4) provides that a registrant need not include a shareholder proposal which "relates to the redress of a personal claim or grievance against a registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large . . . ."

This is, of course, another area requiring some degree of subjective judgment. However, it seems quite evident that the organizational imperative of People for the Ethical Treatment of Animals, Inc. is to crusade against animal testing wherever it may be found. This crusade, to be sure, provided the motivation for submitting a proposal on this subject in 1987, and the Company did not question their right to make that submission. However, as the proposals multiply it is becoming apparent that the purpose here is not so much to request action or information as an investor in Procter & Gamble as it is to pursue a broader campaign directed at society in general. The Company did not attempt to invoke Rule 14a-8(c)(4) in 1987 because to some extent any shareholder proposal represents a "personal grievance" (insofar as it must be presumed that a shareholder feels strongly about something before bothering with a proposal). However, when the proponent organization's investment is small and the same subject keeps coming back, the inference is strong that the shares were purchased for the purpose of making the proposal rather than the other way around, as a way to carry on a campaign which has very little to do with investing in the Company as such. In these circumstances, it appears to us that the current proposal, if not the one in 1987, is fairly one which "relates to the redress of a personal claim or grievance" within the meaning of Rule 14a-8(c)(4).

*　　*　　*

Please be advised that I am an attorney qualified to practice law in the state of Ohio and before the federal bar. This letter is thus submitted as both the objections of the Company to the subject proposal and the supporting opinion of counsel required under Rule 14a-8(d). Six copies of this letter and the exhibits are submitted in conformity with the current rule. The expected date of mailing of our 1988 proxy materials, and hence the expected date of filing of our definitive proxy materials for 1988, is September 2, 1988. If you require additional information, I can be reached at 513-983-3106 during normal business hours.

Very truly yours,

Ashley L. Ford

Ashley L. Ford
Secretary and Division Counsel

ALF:ksr
3245B

cc: Peter Lovenheim, Esq., for Susan D. Knapp and
People for the Ethical Treatment of Animals, Inc.

PETER LOVENHEIM
ATTORNEY AT LAW
52 SAN GABRIEL DRIVE
ROCHESTER NEW YORK 14610
(716) 248-3750

EXHIBIT A

000006

May 3, 1988

Mr. Ashley L. Ford
Secretary
The Proctor & Gamble Co.
1 Proctor & Gamble Plaza
Cincinnati, OH 45202

Dear Mr. Ford,

Ms. Susan D. Knapp and People for the Ethical Treatment of Animals, Inc. intend to present the enclosed proposal for action by the company's shareholders at the annual meeting to be held on October 11, 1988.

This proposal is submitted for inclusion in the company's proxy statement in accordance with 7 C.F.R. 240.14a-8. The full name and address of each of the co-proponents are:

Ms. Susan D. Knapp
12 Boulder Rd.
Norwalk, CT 06854

People for the Ethical Treatment of Animals, Inc.
P.O. Box 42516
Washington, DC 20015

Ms. Knapp is the owner of 330 shares of P & G stock and has held such shares for more than one year. Evidence of stock ownership is attached in the form of a letter from James C. Edwards & Co., Inc.

People for the Ethical Treatment of Animals, Inc. is the owner of 20 shares of P & G stock and has owned such shares for more than one year. Evidence of stock ownership is attached in the form of a letter from First Georgetown Securities, Inc.

Correspondence or telephone contact regarding this matter should be directed to me as attorney for the co-proponents.

Very truly yours,

Peter Lovenheim

Enc.
PL/wg

cc: Ms. Susan D. Knapp

Ms. Ingrid Newkirk, Director
People for the Ethical Treatment
of Animals, Inc.

SHAREHOLDER PROPOSAL

Submitted to

The Proctor & Gamble Company

by

Ms. Susan D. Knapp
12 Boulder Road
Norwalk, CT 06854

and

People for the Ethical Treatment of Animals, Inc.
P.O. Box 42516
Washington, DC 20015

May 3, 1988

RESOLVED: That the Board of Directors is requested to review P&G's use of live animals in research and testing of non-medical consumer products, whether conducted directly by P&G or on P&G's behalf by independent laboratories, and report to shareholders its findings on the scope and cost of live-animal testing, including:

--Species and numbers of animals used annually, including dogs, cats, guinea pigs, hamsters, rabbits, mice, rats, ferrets, gerbils, "mini-pigs," and others;

--Identification of independent laboratories with which P&G contracts for live-animal research and testing;

--Costs to P&G of animal testing, including purchasing, housing, and maintaining animals; training and employing animal care staff, veterinarians, and technicians; and performing experiments on animals, including the aggregate amount paid annually for animal testing at outside laboratories;

--A list of experimental procedures performed, including eye irritancy, oral toxicity, and lethal dosage tests, and the means by which euthansia is performed on animals;

--Expenditures made by P&G in its efforts to reduce animal usage, showing support for in-house and independent development of non-animal alternatives, refinement of in-house test procedures, and proposals made to government agencies or industry associations.

Such report shall omit trade-secret information.

SUPPORTING STATEMENT

P&G uses thousands of animals every year in research and testing of non-medical consumer products including soaps, laundry detergents, and deodorants manufactured under its Laundry and Cleaning and Personal Care lines. In 1986, P&G ranked in the top ten among American companies in number of live dogs (1,264) reported used in all types of in-house research, according to an indepedent analysis of government data.

Development and testing of some of these products causes pain and suffering to the animals involved.

In recent years, P&G has been exploring alternatives to live animal tests, and we encourage it to move ahead with such efforts.

Nevertheless, shareholders presently have little data by which they can know the full scope and the costs of P&G's animal testing program. Without such information, shareholders cannot intelligently evaluate the company's present use of animals or its progress toward reform.

P&G reports filed with the government under the Federal Animal Welfare Act, for example, routinely exclude rats and mice. Moreover, P&G has acknowledged that, besides its own in-house research, it "uses at least 10 outside laboratories" for animal tests. ("News for Investors," Investor Responsibility Research Center, Vol. XIV, No. 10, November, 1987, p. 219.) As outside laboratories do not report the allocation of animal usage among their corporate clients, there is no way--short of disclosure by a corporation--that shareholders can ascertain the true scope of their company's use of animal tests.

In short, shareholders do not know how many animals P&G uses, in which facilities, in what kinds of experiments, or at what cost.

In a 1986 report to Congress, the U.S. Office of Technology Assessment concluded: "Whole-animal tests can be far more costly than <u>in vitro</u> and nonanimal alternatives, largely because they are labor-intensive."

How much does P&G's animal testing program cost shareholders every year? Shareholders have a right to know.

This resolution seeks the information by which shareholders can evaluate P&G's animal testing program and make informed judgments as to whether such tests and expenditures are consistent with a continued financial investment in P&G.

FIRST GEORGETOWN SECURITIES, INC.
Discount Stockbrokers · Established 1975
1511 K Street N.W., Washington, D.C. 20005
202-783-5000 800-424-2993

000012

April 29, 1988

Mr. Peter Lovenheim
52 San Gabriel Drive
Rochester, NY 14610

RE: People for the Ethical Treatment of Animals
Acct# 088-14302

To Whom It May Concern:

Please be advised that the above account owns 20 shares of Proctor and Gamble that are held in Street Name with our firms Clearing Corporation, Securities Settlement Corporation. These shares were purchased on March 27, 1986.

If you have any questions or need any further information, please contact me. Thank you.

Sincerely,

Charles W. Harris
Vice-President

JAMES C. EDWARDS & CO., INC. 000013

Investment Counsel

ESTATE AND TRUST MANAGEMENT

805 THIRD AVENUE
8TH FLOOR
NEW YORK, N.Y. 10022

(212) 319-8480

April 25, 1988

Mr. Peter Lovenheim
Attorney at Law
52 San Gabriel Drive
Rochester, NY 14610

To Whom It May Concern:

Please be advised that Susan D. Knapp is the beneficial owner of 330 shares of Procter & Gamble Company common stock and has owned such shares for more than one year. These shares are held in Street name in her account at Dean Witter.

Very truly yours,

David B MacNeil

David B. MacNeil
'ice President & Secretary

DBM/adt

PETER LOVENHEIM
ATTORNEY AT LAW
52 SAN GABRIEL DRIVE
ROCHESTER, NEW YORK 14610
(716) 248-3750

000014

June 20, 1988

Ms. Cecilia D. Blye
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth St., NW
Washington, DC 20549

re: Shareholder Proposal of Ms. Susan D. Knapp and People for the Ethical Treatment of Animals, Inc. to Proctor & Gamble Co.

Proponents' Reply to Registrant's Statement of Intent to Omit Proposal

Dear Ms. Blye:

As attorney for co-proponents, Ms. Susan D. Knapp and People for the Ethical Treatment of Animals, Inc., I am responding to the letter from Proctor & Gamble Co. in support of its stated intent to omit the co-proponents' proposal from the company's proxy statement.

After careful consideration of the arguments advanced by P&G, it is my opinion that neither of the grounds cited by the company would justify omission of the co-proponents' proposal.

Both of the company's objections are addressed below.

Five additional copies of this letter are enclosed. A copy is also being forwarded to P&G.

I. The proposal does not deal with substantially the same subject matter as a prior proposal. Rule (c)(12)

In 1987, two P&G shareholders, People for the Ethical Treatment of Animals, Inc. and the Estate of William J. Kolomaznik, brought a proposal asking the company to (1) stop immediately all animal testing not required by law, (2) disclose which products are tested on animals in painful procedures, and (3) phase-out products that cannot be marketed without painful live-animal testing.

The present proposal, brought by P&G shareholders People for the Ethical Treatment of Animals, Inc. and Susan D. Knapp, asks the company to provide information in five specified categories, three of which concern the scope of the company's animal testing program, and two of which concern the economics of that program.

The company contends the present proposal raises "precisely the issue" brought before shareholders in 1987, and because the 1987 proposal received less than 3% of votes cast, the present proposal should be omitted under Rule (c)(12).

Rule (c)(12) concerns proposals that "deal with substantially the same subject matter as a prior proposal."

In explaining the intent of this Rule (as amended), the Commission has said, "judgements will be based upon a consideration of the <u>substantive concerns</u> raised by a proposal rather than the specific language or actions proposed to deal with those concerns. <u>The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided.</u>" S.E.C. Release No. 34-20091, Aug. 23, 1983; 48 <u>Fed. Reg</u>. 194, at p. 38221 (emphasis added).

At the outset, co-proponents agree with P&G that where two proposals address the same substantive concern, the mere fact that one is phrased as a request for "action" and the second as a request for "disclosure" will not prevent the second from being omitted under Rule (c)(12).

On the other hand, the staff has consistently found that where two proposals address different substantive concerns of the same broad issue, the second proposal will not be barred by the rule.

A recent case very similar to the present one is <u>V.F. Corporation</u> (avail. Feb. 19, 1987). In <u>V.F.</u>, a 1986 proposal asked the clothing manufacturer to implement the nine MacBride labor principles in connection with its operations in Northern Ireland. Subsequently, a proposal brought in 1987 requested the company to undertake an "in-depth" review of its Northern Ireland operations, including labor policies and plant sites.

The Commission staff, after considering arguments of counsel for both sides, rejected V.F.'s position that the second proposal dealt with "substantially the same subject matter" as the first, and opined that the 1987 proposal could not be omitted under Rule (c)(12).

See also, General Electric Co. (avail. Feb. 4, 1988), first proposal: assist utilities in retiring nuclear reactors; second proposal: request report on quality assurance of boiling water reactors; Dresser Industries, Inc. (January 25, 1984), first proposal: sign Sullivan Principles; second proposal: request report on activities in South Africa including labor practices and policies.

In each of these cases, the proposals dealt with broad issues (corporate activites in Northern Ireland, South Africa, nuclear reactor safety) but addressed different substantive concerns about those issues.

(In contrast, see American Electric Power Co. (avail. Jan. 20, 1988) where second proposal was omitted because both proposals addressed all relevant aspects of acid rain issue and only difference was request for report vs. request for open hearings.)

In the present case, both proposals to P&G deal with the issue of commercial use of live animals in product development and testing. Like the issues dealt with in the cases cited above, this is a broad and complex issue with scientific, economic, and ethical dimensions.

The 1987 P&G proposal called for a halt to animal tests not legally mandated and a phase-out of products dependent on painful procedures. In this way, the 1987 proposal is analogous to the first V.F. proposal calling for implementation of the MacBride principles.

The present proposal, on the other hand, does not deal with non-mandated testing or the pain issue, but instead asks the company to compile a report on the full scope of animal usage (at both in-house and contract labs, species listed on government reports and species exempt from government reports; identification of contract labs) as well as the economic costs of carrying on the animal research and testing program (costs of animals, cages, feed, veterinarians, monies paid to outside labs, etc.). Thus, the present P&G proposal is analogous to the second V.F. proposal requesting an in-depth review of Northern Ireland operations, including matters of labor and plant sites.

Contrary to the accusation made by P&G in its letter to the staff, it is no "ploy" for P&G shareholders to be concerned about different aspects of an issue as broad as this one. Indeed, only with the kind of information requested can shareholders intelligently evaluate the scope, costs, and growth or diminution of the company's animal research and testing program.

The company's assertion that the 1987 proposal and the present proposal are "precisely" the same except for "the literal form" is thus not credible. The two proposals, in fact, address distinct substantive concerns: a halt to non-mandated testing and a phase-out of painful procedures in the first; in-depth information on the scope and economic costs of the company's animal research and testing program in the second.

Co-proponents therefore submit that Rule (c)(12) is inapplicable to the present proposal and should not provide grounds for omission.

II. The proposal does not relate to the redress of a personal claim or grievance against the issuer. Rule (c)(4).

The compay claims that one of the co-proponents, People for the Ethical Treatment of Animals, Inc., should be barred from bringing a shareholder proposal to P&G because its alleged "organizational imperative" to be concerned with animal protection amounts to a "personal grievance" against the company.

The Commission has stated that "it is not the Commission's intent" to apply the rule so as to "exclude a proposal relating to an issue in which a proponent (is) personally committed or intellectually or emotionally interested." S.E.C. Rel. No. 34-20091, Aug. 23, 1983; 48 Fed. Reg. 194, at p. 38220.

The logical extention of P&G's argument is that non-profit corporations (including churches, schools, foundations, and charities) should be barred from bringing shareholder proposals on issues about which the non-profit shareholder may be sincerely interested and have considerable expertise. The company offers no authority in statute, regulation, prior opinions of staff, or public policy to suggest that such a proposition is or should be the law.

(Even if it were determined that PETA, Inc. was barred from brining a proposal under Rule (c)(4), the proposal would still not be subject to omission as brought by individual co-proponent Susan D. Knapp. See e.g. IBM, (avail. Feb. 26, 1987).)

In conclusion, I respectfully submit that the company has failed to meet its burden of establishing that co-proponents' proposal may be excluded from the proxy statement under either of the provisions cited. I therefore request the Commission staff to so notify the company.

If the staff wishes any further information about this matter or has any questions, please contact me.

Your very truly,

Peter Lovenheim
Attorney

PL/wg

cc: Susan D. Knapp

People for the Ethical Treatment of Animals, Inc.

Ashley L. Ford,
Secretary
The Proctor & Gamble Company

1991 SEC No-Act. LEXIS 379

Securities Exchange Act of 1934 -- Rule 14a-8

March 7, 1991

[*1] Bristol-Myers Squibb Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 1991

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Bristol-Myers Squibb Company (the "Company")
Incoming letters dated December 24, 1990 and
January 23, 1991

The proposal recommends that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing.

This Division does not concur in your view that the proposal may be omitted from the Company's proxy material under paragraph (c)(12) of Rule 14-8 as dealing with substantially the same subject matter as prior proposals submitted to security holders. In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the same broad issue (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a very active and defined course of action as to the broad issue (i.e., cease all animal tests [*2] not required by law and drop certain products). The previous proposals asked only that the Company take a passive cause of action (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(c)(12) as a basis for omitting the proposal from its proxy materials.

The Division also does not concur in your view that the proposal may be omitted from the Company's proxy materials under paragraph (c)(7) of Rule 14a-8 as dealing with a matter relating to the conduct of the ordinary business operations of the registrant. In arriving at this position the staff particularly notes that the proposal relates not just to a decision whether the discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing. Accordingly, the staff does not believe the Company may rely on Rule 14a-8(c)(7) as a basis for omitting the proposal from its proxy materials.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1: Bristol-Myers Squibb Company

January 23, 1991

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation [*3] Finance

Bristol-Myers Squibb Company
Shareholder Proposal of People for
the Ethical Treatment of Animals, Inc.

Ladies and Gentlemen:

This letter is a brief response to the letter of Peter Lovenheim to the Division of Corporation Finance (the "Division") dated January 8, 1991, relating to our letter to the Division dated December 24, 1990, in which we notified the Division of Bristol-Myers Squibb Company's intention to omit from the Proxy Statement and form of proxy (the "Proxy Materials") to be distributed by Bristol-Myers Squibb Company ("BMS") to its stockholders in connection with the 1991 annual meeting of BMS stockholders a resolution and related supporting statement (the "Proposal") submitted to BMS by People for the Ethical Treatment of Animals, Inc. (the "Proponent").

BMS continues to believe that the Proposal may properly be omitted from the 1991 Proxy Materials for all the reasons set forth in our letter of December 24, 1990.

In his letter Mr. Lovenheim attempts to refute BMS's position that the Proposal may properly be omitted from the 1991 Proxy Materials pursuant to Rule 14a-8(c)(12) under the Securities Exchange Act of 1934, as amended (the "Act"), by [*4] citing the following Division "no-action" letters: Proctor & Gamble Company (available July 27, 1988); General Electric Company (available February 4, 1988); V.F. Corporation (available February 19, 1987); and Dresser Industries Inc. (available January 25, 1984). The problem with Mr. Lovenheim's reliance on such "no-action" letters is that none of such letters deals with a situation where a shareholder proposal requesting a report with respect to an activity is followed by a proposal the next year recommending that a registrant cease such activity (as is the case with respect to the Proposal). In fact, each of the Proctor & Gamble Company, General Electric Company and V.F. Corporation "no-action" letters deals with a situation which is exactly the opposite of the situation with respect to the Proposal. In each of such "no-action" letters a shareholder proponent was submitting a proposal requesting a report or review with respect to a specific activity (such as animal testing, Northern Ireland, etc.) where a shareholder proposal that had appeared in proxy materials the preceding year had requested that the registrant cease such activity or take certain action [*5] with respect to such activity. Here, Proponent has submitted a proposal which recommends that BMS cease an activity (i.e., stop immediately all animal tests not required by law and begin to phase-out from BMS's product lines those products which in BMS's opinion cannot in the near future be legally marketed without live-animal testing) where BMS has previously included a proposal (the "Prior Proposal") made by Proponent in its 1988, 1989 and 1990 Proxy Materials which requested BMS to, or recommended that BMS, report annually to shareholders regarding the scope of BMS's use of animals to test cosmetics and household products. As set forth in our letter of December 24, 1990, the Division has consistently taken the position that a proposal to prohibit an activity which follows a prior proposal that a registrant deliver a report with respect to such activity deals with substantially the same subject matter as the prior proposal and is therefore excludable under Rule 14a-8(c)(12). See, e.g., United Technologies Corporation (available February 2, 1987) (Proposal that registrant not enter into or renew contracts pertaining to SDI excluded where prior proposal had requested a report [*6] on registrant's involvement with SDI); Upjohn Company (available March 26, 1985) (Proposal that registrant terminate sales of a certain birth control product excluded where prior proposal requested a report with respect to such product); American Home Products Corporation (available March 8, 1984) (Proposal that registrant adopt a policy regarding lobbying in developing countries excluded where prior proposal requested disclosure with respect to such marketing).

As stated in our December 24, 1990, letter, the Prior Proposal has been overwhelmingly rejected by BMS's shareholders in each of the last three years. BMS shareholders have therefore shown that they have little interest in making BMS deliver a report with respect to animal testing, much less in prohibiting such activity.

In his letter Mr. Lovenheim also attempts to refute BMS's position that the Proposal may properly be omitted from the 1991 Proxy Materials pursuant to Rule 14a-8(c)(7) under the Act by citing the following Division "no-action" letters: PepsiCo, Inc. (available March 9, 1990); McDonald's Corporation (available March 3, 1989); Avon Products Inc. (available March 30, 1988); and International [*7] Business Machines Corp. (available February 26, 1987). BMS does not believe that any of such letters is applicable to the Proposal because in each such letter the shareholder proposal at issue requested either a report or review with respect to a specific subject matter or requested the registrant to make a specific monetary contribution, whereas the Proposal recommends that BMS, with regard to cosmetics and non-medical household products, stop all animal testing not required by law and begin to phase-out those products which in BMS's opinion cannot in the near future be legally marketed without live-animal testing. As described in our letter dated December 24, 1990, the Division has previously recognized that the decision whether to discontinue or abandon a particular product or product line or business is a matter relating to the registrant's ordinary business operations.

BMS acknowledges that in Greyhound Corp. (available March 24, 1987) the Division took the position that a shareholder proposal substantially similar to the Proposal could not properly be omitted from a registrant's proxy materials pursuant to Rule 14a-8(c)(7). However, for the reasons set forth in our letter [*8] of December 24, 1990, and in light of the position taken by the Division in American Express Company (available January 25, 1990) (in which the Division permitted a proposal relating to the termination of all fur promotions by American Express to be excluded from American Express' proxy materials), BMS respectfully requests the Division to reconsider its position in Greyhound Corp.

In his letter Mr. Lovenheim states that "Even if the staff were to concur with [BMS] that this clause of the resolution could be omitted under (c)(7), the first clause concerning a halt to non-mandated testing would not be subject to omission under this rule. If the staff requested, proponent would be willing to modify the resolution to omit the second clause." It is BMS's position that, even if the Proposal were modified in such a manner, the subject matter of the Proposal (i.e., animal testing) would not be changed and the Proposal would therefore continue to deal with substantially the same subject matter as the Prior Proposal. For the reasons discussed above and in our December 24, 1990, letter, it is BMS's position that the modified proposal could thus also properly be omitted from the 1991 [*9] Proxy Materials pursuant to Rule 14a-8(c)(12).

In addition, it is BMS's position that such a modified proposal (which would recommend that BMS stop immediately all animal tests not required by law) could also be properly omitted from the 1991 proxy materials pursuant to Rule 14a-8(c)(7). Unless specifically required by law (domestic or foreign), animal testing is employed by BMS only after all relevant non-animal methodologies have been exhausted and an unacceptable level of doubt remains concerning the possibility of a significant adverse human reaction. The decision of whether to utilize animal testing in such circumstances is based on detailed scientific, legal and business information and considerations which cannot be fully disclosed and evaluated at a shareholders' meeting. BMS's management regularly makes these sorts of decisions in connection with the operation of BMS's various businesses. The modified proposal would therefore, like the Proposal, be exactly the type that Rule 14a-8(c)(7) was designed to, and should, exclude from proxy materials.

BMS is sending the Proponent a copy of this letter. Pursuant to Rule 14a-8(d) under the Act, five copies of this letter are enclosed [*10] herewith.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed envelope.

Very truly yours,

Pamela D. Kasa
Vice President, Secretary
and Associate General Counsel

ATTACHMENT

PETER LOVENHEIM
ATTORNEY AT LAW
52 SAN GABRIEL DRIVE
ROCHESTER, NEW YORK 14610

(716) 248-3750

January 30, 1991

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company; Shareholder Proposal submitted by People for the Ethical Treatment of Animals, Inc.

Proponent's Reply to Issuer's Supplemental Letter of 1/23/91

To the Chief Counsel:

As attorney for the proponent, People for the Ethical Treatment of Animals, Inc., I am responding to the supplemental letter of January 23, 1991 submitted by counsel for Bristol-Myers Squibb in support of its intent to omit this proposal from the company's proxy statement.

After consideration of the material submitted by Bristol-Myers Squibb, it continues to be my opinion that none of the grounds cited by the company would justify omission of this proposal.

The [*11] company's arguments are addressed in the order in which they appear in the supplemental letter.

Five additional copies of this letter are enclosed. A copy is also being forwarded to the company.

I. The proposal does not deal with substantially the same subject matter as a prior proposal. Rule (c)(12)

Bristol-Myers repeats its earlier allegation that because the current proposal and "the Prior Proposal" concern the general issue of commercial use of live animals in product development and testing, that the two proposals are substantially the same and the current proposal may be omitted under this rule.

The company makes this argument despite the fact that these same proposals were earlier submitted to another company and the staff opined they were not subject to omission under this rule (Proctor & Gamble, July 27, 1988; first proposal: stop non-mandated animal testing and phase-out products which in management's opinion cannot be legally marketed without painful live-animal testing; second proposal: report on scope and cost of live-animal testing.)

Now Bristol-Myers contends the opinion of the staff in Proctor & Gamble should not apply because here the order of the two proposals [*12] is reversed.

In applying Rule (c)(12), the Commission has explained that "judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." S.E.C. Release No. 34-20091, Aug. 23, 1983; *48 Fed. Reg. 194, at p. 38221* (emphasis added).

In fact, proponent agrees with Bristol-Myers that if these proposals did deal with the same substantive concern, the mere fact that the first sought a report and the second sought "action," would not be enough to save them from omission under this rule. But that is not the case here.

As the staff has already opined in Proctor & Gamble, these two proposals, while addressing the same broad issue of commercial use of live animals in product development and testing, do indeed address different substantive concerns. The substantive concern in the Prior Proposal was the scope and cost of the company's animal usage; the substantive concern in the current proposal is non-mandated tests and products which cannot be marketed without painful procedures.

But now the company argues that because the second proposal (in Proctor & Gamble) comes [*13] first here and the first proposal (in Proctor & Gamble) comes second here, somehow the two proposals are no longer substantively different and the earlier opinion of staff should not apply.

The company's argument, however, begs the question. If, as the staff already has opined, the two proposals address different substantive concerns -- if one proposal is an apple and the other is an orange -- it hardly seems relevant which comes first. They remain substantively different in reverse order just as they were in forward order.

There is no support in law or regulations to support the contention that two proposals raising different substantive concerns can be made "substantially the same" merely because of the order in which they are presented for shareholders' consideration. The opinions the company cites concern sequential proposals in which the second sought "action" and the first sought a "report," but in each the substantive concerns of both were substantially the same; the only differences were "action" vs. "report."

Here, proponent's position rests not at all on the fact that the Prior Proposal sought a "report" and the present one seeks "action." Rather, as the staff already [*14] has opined, the two proposals in fact address different substantive concerns.

Accordingly, the current proposal should not be omitted under this rule.

II. The proposal does not deal with a matter relating to the conduct of the ordinary business operations of the company. Rule (c)(7)

The company asks the staff to change its earlier opinion in Greyhound and find that this proposal can be omitted under Rule (c)(7). But the company continues to attempt to make the proposal something it is not. This proposal does not demand the company stop selling a particular product or line of products. Rather, in the second resolution clause, it leaves to management's discretion the question of exactly which products, if any, could not be legally marketed without painful live-animal testing.

The staff already has opined that this resolution clause does not relate to the conduct of ordinary business, Greyhound Corp. (March 24, 1987, "The proposal relates to . . . phasing out certain products.") and the company here offers no arguments that should compel the staff to overturn that opinion.

The company also contends now that the first clause of the resolution should be omitted under [*15] rule (c)(7). This question also has been dealt with previously by the staff and found not to be a matter of ordinary business, Greyhound, March 24, 1987 ("The proposal relates to the company terminating all animal testing not required by law . . .") Matters of humane treatment of animals, particularly when discretionary on the part of a company, have long been held by the staff not to be matters of ordinary business, and Bristol-Myers here offers no information or rationale to support a change on this point.

For all the foregoing reasons, as well as those presented in my letter to the staff of January 8, 1991, I respectfully submit that the company has failed to meet its burden of establishing that this proposal may be excluded under any of the provision of Rule 14a-8 and I request that the Commission staff so notify the company.

Very truly yours,

Peter Lovenheim
Attorney

INQUIRY-2: Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

212 546-3040

December 24, 1990

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Bristol-Myers Squibb Company
Shareholder Proposal [*16] of
People for the Ethical Treatment of Animals, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), filed herewith on behalf of Bristol-Myers Squibb Company ("BMS") are six copies of a letter dated November 14, 1990, from Peter Lovenheim on behalf of People for the Ethical Treatment of Animals, Inc. (the "Proponent"), setting forth the text of a resolution and related supporting statement (the resolution and related supporting statement are hereafter referred to as the "Proposal"). The Proponent, a stockholder of BMS, has requested that the Proposal be included in the Proxy Statement and form of proxy (the "Proxy Materials") to be distributed by BMS to its stockholders in connection with the 1991 annual meeting of BMS stockholders to be held on May 7, 1991. BMS asserts that the Proposal may properly be omitted from its 1991 Proxy Materials. Pursuant to Rule 14a-8(d), there is set forth below a statement of the reasons why BMS deems such omission proper.

I. THE PROPOSAL DEALS WITH SUBSTANTIALLY THE SAME SUBJECT MATTER AS A PRIOR PROPOSAL SUBMITTED TO BMS'S SHAREHOLDERS IN BMS'S [*17] PROXY MATERIALS RELATING TO ITS ANNUAL MEETING OF SHAREHOLDERS IN EACH OF 1988, 1989 AND 1990, WHICH PROPOSAL RECEIVED LESS THAN 10% OF THE TOTAL NUMBER OF VOTES CAST IN REGARD THERETO IN 1990. THEREFORE THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(c)(12) UNDER THE ACT.

Rule 14a-8(c)(12) under the Act provides that a registrant may omit a stockholder proposal from its proxy materials if the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the registrant's proxy materials within the previous five years and if such prior proposal received less than a specified percentage of the votes cast in regard thereto.

BMS has previously included a proposal made by Proponent in its proxy materials relating to its annual meeting of shareholders in each of 1988, 1989 and 1990 (such proposals being collectively the "Prior Proposal"). The Prior Proposal received approximately 4.05% of the votes cast in regard thereto in 1988, approximately 6.48% of the votes cast in regard thereto in 1989, and approximately 9.7% of the votes cast in regard thereto in 1990. Therefore, the Prior Proposal did not receive the vote required by Rule 14a-8(c)(12)(iii) [*18] in 1990 (10%).

It is clear that the 1988, 1989 and 1990 proposals (copies of which are attached hereto as Exhibits A, B and C, respectively) deal with substantially the same subject matter. All three proposals requested the Company to, or recommended that BMS, report annually to shareholders regarding the scope of BMS's use of animals to test cosmetics and household products. The "Whereas" clauses in each of these proposals are substantially similar. The information requested to be included in the report to BMS shareholders is virtually the same in each of the three proposals. The thrust of all three proposals, although requesting that BMS report to shareholders on its use of animals in testing cosmetics and household products, clearly is that BMS should reduce or eliminate its use of animals in testing cosmetics and household products.

The fact that the 1988 proposal also requested that BMS pledge to reduce to zero the number of animals used in cosmetic and household product testing does not change the fact that all three proposals deal with the same subject matter. First, the supporting statement for the 1988 proposal does not make any reference whatsoever to this aspect of the [*19] proposal (although the thrust of the proposal, as with the 1989 and 1990 proposals, was clearly in this direction); the supporting statement deals exclusively with the recommended report to be made to BMS shareholders. Second, and more importantly, the Proponent itself, in its supporting statement for the 1989 proposal, stated that "Last year, shareholders voted more than 9.4 million shares in favor of our proposal." The Proponent therefore has itself admitted that the 1989 (and therefore the 1990) proposal deals with the same subject matter as its 1988 proposal.

There can be no doubt that the Proposal deals with substantially the same subject matter as the Prior Proposal. Although the Proponent has changed the Proposal into a proposal recommending to BMS's Board of Directors (the "Board"), with regard to cosmetics and non-medical household products, that BMS (i) stop immediately all animal tests not required by law and (ii) begin to phase-out from BMS's product lines those products which in BMS's opinion cannot in the near future be legally marketed without live-animal testing, the Proposal still deals with the same subject matter as the Prior Proposal, namely the use of animals in [*20] testing cosmetics and household products. The fact that Proponent has inserted the words "non-medical" in front of "household products" in the resolution included in the Proposal does not change the subject matter of the Proposal from that of the Prior Proposal. The Prior Proposal made no reference whatsoever to "medical" household products (i.e., pharmaceuticals or over-the-counter medicines), instead referring only to "hairsprays", "shampoos", "mousses", "anti-perspirants" and "window and drain cleaners".

The Proponent has attempted to circumvent the "substantially the same subject matter" test of Rule 14a-8(c)(12) by recasting the Proposal from a proposal requesting that BMS deliver a report to shareholders with respect to BMS's use of animals in testing cosmetics and household products into a proposal requesting that BMS cease all animal tests in connection with cosmetics and non-medical household products. As stated above, the Prior Proposal has been overwhelmingly rejected by BMS's shareholders in each of the last three years. BMS shareholders have therefore shown that they have little interest in making BMS deliver a report with respect to animal testing, much less in prohibiting [*21] such activity. To permit Proponent to resubmit the same basic proposal in such circumstances merely by recasting it as described above would be to ignore the fact that such Proposal deals with the same subject matter as the Prior Proposal. In Securities Act Release No. 29001 (August 16, 1983) the Securities and Exchange Commission changed the old "substantially the same proposal" test of Rule 14a-8(c)(12) into the current "substantially the same subject matter" test. The Commission stated that decisions under the new test would be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns" (emphasis added).

The Division of Corporation Finance (the "Division") has consistently taken the position that a proposal to prohibit an activity which follows a prior proposal that a registrant deliver a report with respect to such activity deals with substantially the same subject matter as the prior proposal and is therefore excludable under Rule 14a-8(c)(12). See, e.g., United Technologies Corporation (available February 2, 1987) (Proposal that registrant not enter into or renew contracts [*22] pertaining to SDI excluded where prior proposal had requested a report on registrant's involvement with SDI); Upjohn Company (available March 26, 1985) (Proposal that registrant terminate sales of a certain birth control product excluded where prior proposal requested a report with respect to such product); American Home Products Corporation (available March 8, 1984) (Proposal that registrant adopt a policy regarding lobbying in developing countries excluded where prior proposal requested disclosure with respect to such marketing).

For the foregoing reasons, BMS believes that the Proposal may properly be omitted from BMS's proxy materials pursuant to Rule 14a-8(c)(12) because the Proposal is substantially the same as a prior proposal submitted to BMS shareholders which failed to receive the required affirmative shareholder vote.

II. THE PROPOSAL DEALS WITH A MATTER RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF BMS AND THEREFORE THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(c)(7) UNDER THE ACT.

BMS, among its many other businesses, manufactures and markets toiletries, beauty aids and household products, such as shampoos, hair colorings, skin care products, antiperspirants, [*23] air fresheners, drain cleaners and glass cleaners. Many Federal and state laws effectively or explicitly require animal testing with respect to these products in order to determine whether such products are safe for human use. BMS is legally and ethically obligated to ensure the safety of its products.

The Proposal recommends that BMS, with regard to cosmetics and non-medical household products, begin to phase-out those products which in BMS's opinion cannot in the near future be legally marketed without live-animal testing. BMS is incorporated in the State of Delaware. Section 141 of the General Corporation Law of the State of Delaware provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors". Therefore, under Delaware law, it is the responsibility of BMS's management, supervised by the Board, to conduct BMS's business and affairs, including making decisions regarding whether or not to discontinue, phase-out or expand any products or product lines. BMS's management regularly makes these sorts of decisions in connection with the operation of BMS's various businesses. Such decisions [*24] are based on detailed financial and business information and considerations which cannot be fully disclosed and evaluated at a shareholders' meeting. The Proposal is therefore exactly the type that Rule 14a-8(c)(7) was designed to, and should, exclude from proxy materials.

The Division has previously recognized that the decision whether to discontinue or abandon a particular product or product line or business is a matter relating to the registrant's ordinary business operations. See, e.g. American Express Company (available January 25, 1990) (Proposal relating to the termination of all fur promotions by the registrant excluded); Sears Roebuck & Co. (available March 10, 1987) (Proposal requesting registrant to divest certain operations excluded); Kimberley-Clark Corporation (available February 26, 1987) (Proposal relating to the termination of the manufacture of tobacco industry paper and products excluded); Hospital Corporation of America (available February 12, 1986) (Proposal prohibiting abortions at registrant owned or managed facilities excluded); Walt Disney Productions,

Inc. (available November 19, 1984) (Proposal that registrant cease the operations of its [*25] Touchstone Films subsidiary excluded).

For the foregoing reasons, BMS believes that the Proposal may properly be omitted from BMS's Proxy Materials pursuant to Rule 14a-8(c)(7) under the Act.

BMS respectfully requests that the Division not recommend enforcement action if BMS omits the Proposal from its 1991 Proxy Materials. If you disagree with the foregoing or require any additional information, please contact the undersigned at (212) 546-3040.

BMS is informing the Proponent of BMS's intention to omit the Proposal from the 1991 Proxy Materials by sending it a copy of this letter. Pursuant to Rule 14a-8(d), five copies of this letter are enclosed herewith.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is waiting.

Very truly yours,

Pamela D. Kasa
Vice President, Secretary
and Associate General Counsel

ATTACHMENT

SHAREHOLDER PROPOSAL

Submitted to

Bristol-Myers Squibb Company

by

People for the Ethical Treatment of Animals, Inc.
P.O. Box 42516
Washington, DC 20015

November 14, 1990

WHEREAS, Bristol-Myers Squibb manufactures cosmetics and household products such as hairsprays, shampoos, [*26] mousses and anti-perspirants; and

WHEREAS, development and testing of some of these products contributes to the company's experimental use each year of living animals; and

WHEREAS, some of these tests can cause pain and suffering to the animals involved, therefore

BE IT RESOLVED that it is recommended to the Board of Directors that, with regard to cosmetics and non-medical household products, our company (1) stop immediately all animal tests not required by law, and (2) begin to phase-out from our product lines those products which in management's opinion cannot in the near future by legally marketed without live-animal testing.

SUPPORTING STATEMENT

Many of the cosmetics (such as those in the Clairol line) and household products manufactured by Bristol-Myers Squibb are not required by law to be tested on animals. During the last two years, other major companies that make comparable products have eliminated animal tests. These include Revlon, Avon, and Estee Lauder.

These companies' elimination of tests on animals, and their implementation of non-animal test methods, calls into question our company's stated need for continued use of even limited animal tests. In our opinion, our [*27] company cannot claim "leadership" in this area when it has been surpassed by other major companies.

In addition, a majority of the public opposes the use of animals for testing cosmetics and toiletries and is willing to buy products that have not been tested on animals, according to a recent survey ("Consumers and odds with animal testing," Advertising Age, February 26, 1990).

In light of these developments, and because tests on animals can cause discomfort and pain, and because our company is under no obligation to manufacture personal care products tested on animals, I ask you to join me in voting for this proposal.

ATTACHMENT

January 8, 1990

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company; Shareholder Proposal submitted
by People for the Ethical Treatment of Animals, Inc.

Proponent's Reply to Issuer's Statement of Intent to Omit Proposal

To the Chief Counsel:

As attorney for the proponent, People for the Ethical Treatment of Animals, Inc., I am responding to the statement submitted by counsel for Bristol-Myers Squibb in support of its [*28] stated intent to omit this proposal from the company's proxy statement.

After careful consideration of the material submitted by Bristol-Meyers Squibb, it is my opinion that neither of the grounds cited by the company would justify omission of the proposal.

The company's allegations are addressed below in the order in which they appear in the letter submitted by Pamela D. Kasa, vice president, secretary, and associate general counsel.

Five additional copies of this letter and supporting exhibits are enclosed. A copy is also being forwarded to Bristol-Meyers Squibb.

I. The proposal does not deal with substantially the same subject matter as a prior proposal. Rule (c)(12)

Bristol-Meyers Squibb notes correctly that the proponent submitted proposals to the company in 1988, 1989, and 1990. The company is also correct that these three proposals were alike, each dealing with "substantially the same subject matter" i.e. a request that the company "report annually to shareholders regarding the scope of BMS's use of animals to test cosmetic and household products. " (Letter of P. Kasa, p. 2, emphasis added) The company refers to the three proposals collectively as "the Prior Proposal."

The [*29] company is incorrect, however, in concluding that the current proposal is substantially the same as the Prior Proposal and therefore may properly be omitted under Rule (c)(12). Indeed, this issue has already been considered by the Commission's staff in a previous case in which the staff opined in favor of the proponent.

In 1987, the proponent submitted to Proctor & Gamble a resolution nearly identical to the current proposal to Bristol-Meyers Squibb asking Proctor & Gamble to:

(1) stop immediately all animal testing not required by law and (2) begin to phase out from its product lines those products which in management's opinion cannot in the near future by legally marketed without live-animal testing

The next year, the proponent submitted to Proctor & Gamble a new resolution -- nearly identical to the Prior Proposal to Bristol-Meyers Squibb -- asking the company to:

report on the scope and cost of live-animal testing

Proctor & Gamble sought to have the second proposal omitted, arguing that both proposals concerned animal testing and therefore were substantially similar under Rule (c)(12). The issue was fully addressed by both parties in correspondence with the Commission. But after [*30] considering the issue, the staff opined that (c)(12) does not offer grounds for omission. ("The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research," Proctor & Gamble, July 27, 1988). [Exhibit 1].

The staffs opinion in Proctor & Gamble, in proponent's view, reflects the Commission's long-standing explanation of the intent of Rule (c)(12). The Commision has said, "judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language Or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided." S.E.C. Release No. 34-20091, Aug. 23, 1983; *48 Fed.Reg. 194, at p. 38221* (emphasis added).

Accordingly, the staff has found that where two proposals address different substantive concerns of the same broad issue, the second proposal will not be barred by the rule. That is, where a proposal deals with broad issues but addresses different substantive concerns about those issues, a second [*31] proposal will not necessarily be barred by an earlier one.

(In this regard, in addition to Proctor & Gamble (July 27, 1988), see also V.F. Corp. (Feb. 19, 1987) first propopal: implement MacBride labor principles; second proposal: undertake in-depth review of Northern Ireland operations; General Electric Co. (Feb. 4, 1988), first proposal: assist utilities in retiring nuclear reactors; second proposal: request report on quality assurance of boiling water reactors; Dresser Industries (Jan. 25, 1984), first proposal: sign Sullivan Principles; second proposal: request report on labor policies and practices in South Africa.)

In this case -- as with Proctor & Gamble -- both proposals deal with the issue of commercial use of live animals in product development and testing. Like the issues dealt with in the cases cited above, this is a broad and complex issue with scientific, economic, and ethical dimensions.

The Prior Proposal to BMS asked the company to report on the full scope of animal usage (number of animals used, by species, at in-house and contract labs, etc.) and the costs of carrying on the animal testing program (aggregate costs of tests, funds allocated [*32] to developing alternatives, etc.).

The present proposal, in contrast, does not concern the scope or cost of animal testing. Instead, it seeks an immediate halt to animal tests not legally mandated and a phase-out of products dependent on painful procedures.

Thus, BMS'S contention that the Prior Proposal and the present proposal are "substantially" the same is not credible. The two proposals address distinct substantive concerns: in-depth information on the scope and costs of the company's animal research and testing program in the first; a halt to non-mandated testing and a phase-out of painful procedures in the second.

In Proctor & Gamble, the staff has already opined that these are substantially different proposals. In proponent's view, the company offers no facts or arguments to compel the staff to overturn that opinion.

II. The proposal does not deal with a matter relating to the conduct of the ordinary business operations of the company. Rule (c)(7)

(Bristol-Meyers begins its discussion under this rule by claiming it cannot stop animal tests due to "federal and state laws" that require such tests. The proposal, however, seeks an end only to animal tests "not required by law." [*33] This claim has been considered by the staff and not found to be a proper ground for omission. See, e.g. Avon Products, Inc. (March 30, 1988))

The company's main argument under this rule concerns the recommendation that it consider "phasing-out" certain products which in management's opinion cannot be marketed without live-animal testing. The company argues this subject is not proper for shareholders to consider because it is a matter of ordinary business.

The company, however, fails to address a prior opinion of the staff on this same issue. A resolution with this identical wording was submitted to Greyhound Corp. for its 1987 annual meeting. The resolution concerned the company's use of animals in product testing by its Dial consumer products subsidiary. Greyhound sought to have the resolution omitted as a matter of "ordinary business." But after considering arguments from both sides, the Commission staff did not concur in the view that the proposal could be omitted under Rule (c)(7). Greyhound Corp. (March 24, 1987, "The proposal relates to . . . phasing out certain products.") (emphasis added) [Exhibit 2]

The Commission has stated that under Rule (c)(7), proposals [*34] having "major implications" for a company will not be considered "ordinary" but "proposals that involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, may be omitted," S.E.C. Release No. 12, 999. (emphasis added)

The subject of this proposal is the use of live animals in painful product testing. By its own actions BMS has shown it considers this to be a substantial policy issue: The company has given start-up financial support to the Center for Alternatives to Animal Testing, has created a special Subcommittee on Alternative [non-animal] Methods, has established a permanent Subcommittee on Animal Welfare, has adopted Animal Care and Use Guidelines, and has adopted policies and procedures for responsible use of laboratory animals which it describes as "second to none in the industry." (All references from BMS 1990 Proxy Statement.)

Similarly, over a long and varied line of cases, the Commission staff has agreed that matters of humane treatment of animals are not "mundane" in nature, not "ordinary business." See, in addition to Greyhound Corp. (March 24, 1987); for example, Avon Products, Inc. (March [*35] 30, 1988) (animal testing); IBM Corp. (avail. Feb. 26, 1987) (contributing funds to develop alternatives to use of research animals); PepsiCo, Inc. (March 9, 1990) ("humane treatment of animals raised for consumption in restaurants operated by the Company's subsidiary"), McDonald's Corp., (March 3, 1989) (humane treatment of animals raised for consumption).

BMS would have the staff believe this proposal demands the company "discontinue or abandon" a particular product, and cites no-action letters concerning such proposals. But in doing so BMS attempts to make this proposal something it is not.

This proposal (like the earlier one to Greyhound) carefully separates matters of substantial policy from matters of ordinary business. It raises for shareholders' consideration the moral and policy question of whether painful animal testing should be done, but expressly leaves to management's discretion the question of exactly which products, if any, could not be legally marketed without painful live-animal testing.

This is substantially different from a simple demand that a company cease selling furs (American Express Co. January 25, 1990), cease providing abortions (Hospital [*36] Corp. Feb. 12, 1986), or recall a feature film (Walt Disney Prod. Nov. 19, 1984).

Rather, in this proposal, only the overriding and substantial policy issue is raised for consideration by shareholders. Thus, management is left free to apply its expertise in matters of day-to-day business judgment, though not to implement its "personal . . . moral predilictions," *Medical Comm. for Human Rights v. S.E.C. 432 F.2d 659, 681 (1970).*

In proponent's view, the company offers no evidence or arguments sufficient to compel the staff to overturn its prior opinion in Greyhound, which involved the identical resolution.

(Even if the staff were to concur with the company that this clause of the resolution could be omitted under (c)(7), the first clause concerning a halt to non-mandated testing would not be subject to omission under this rule. If the staff requested, proponent would be willing to modify the resolution to omit the second clause.)

For all the foregoing reasons, I respectifully submit that the company has failed to meet its burden of establishing that this proposal may be excluded under any of the provisions of Rule 14a-8 and I request the Commission staff to so notify [*37] the company.

Very truly yours,

Peter Lovenheim
Attorney

MEDTRONIC INC (MDT)

710 MEDTRONIC PKWY
MS LC300
MINNEAPOLIS, MN 55432
763. 514.4000
http://www.medtronic.com

NO ACT

NO ACTION LETTER
Filed on 06/02/2005

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

June 2, 2005

Keyna P. Skeffington
Senior Legal Counsel
Medtronic, Inc.
710 Medtronic Parkway
MS LC-300
Minneapolis, MN 55432-5604

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/8/2005

Re: Medtronic, Inc.
Incoming letter dated April 28, 2005

Dear Ms. Skeffington:

This is in response to your letter dated April 28, 2005 concerning the shareholder proposal submitted to Medtronic by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

June 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medtronic, Inc.
Incoming letter dated April 28, 2005

The proposal requests that Medtronic list all political and charitable contributions.

There appears to be some basis for your view that Medtronic may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Medtronic omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Medtronic relies.

Sincerely,

Robyn Manos
Special Counsel

Medtronic

Keyna P. Skeffington
Senior Legal Counsel

Medtronic, Inc.
710 Medtronic Parkway
MS LC-300
Minneapolis, MN 55432-5604
www.medtronic.com

Law Department
tel 763.505.2758
fax 763.505.2980
keyna.skeffington@medtronic.com

April 28, 2005

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted by Raymond B. Ruddy

Ladies and Gentlemen:

Medtronic, Inc., a Minnesota corporation (the "Company"), has received by letter dated February 8, 2005 from Mr. Raymond B. Ruddy (the "Proponent") a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Shareholders (the "Annual Meeting"). The Company presently intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8, Sections (i)(7) and (i)(12) under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division confirm that it will not recommend any enforcement action against the Company if it excludes the Proposal from the proxy materials.

We are enclosing six copies of this letter with the Proposal attached as Exhibit A. Concurrently with the filing of this letter with the Division of Corporation Finance (the "Division"), we are forwarding a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from its proxy materials.

The Proposal

The Proposal is as follows:

"Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions."

Reasons for Excluding the Proposal

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(12) and (i)(7).

1. The proposal may be omitted pursuant to Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in the Company's proxy materials for the 2004 Annual Meeting, and the proposal did not receive the necessary support for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal . . . that has been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal "received less than 3% of the vote if proposed once within the preceding 5 calendar years."

The Proponent submitted a proposal which was included in the Company's 2004 proxy materials filed on July 23, 2004 (the "Previous Proposal"). A copy of the Previous Proposal as set forth in the proxy materials for the 2004 Annual Meeting is attached hereto as Exhibit B. In the Previous Proposal, Proponent requested that the Company "cease making charitable contributions." Although the Proposal is not identical to the Previous Proposal, they are substantially similar since the main focus of both proposals is charitable contributions.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the Previous Proposal and the Proposal have to be exactly the same. The SEC stated in 1983 when announcing the current version of Rule 14a-8(i)(12) that:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. The Division has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

In *Bank of America Corp.* (Feb. 25, 2005), the Division permitted exclusion of a proposal requesting that the company list all political and charitable contributions made by the company on its website. In a prior proposal, the same proponent requested that the company refrain from making charitable contributions. Despite the different actions requested and the different subject matters of the prior proposal (no contributions) and the proposal at issue (disclosure of contributions), the Division concluded that the proposal at issue dealt with substantially the same subject matter (corporate contribution related matters). Similarly, in *AT&T Company* (Feb. 17, 1998), a proposal requesting that all political contributions of the issuer be published annually in the company's annual report to shareholders as well as requiring shareholder approval for political contributions in excess of $10,000 per annum was excludable pursuant to Rule 14a-8(c)(12)(iii) as it dealt with substantially the same subject matter as a previous proposal requesting that the company publish a report detailing all of its political contributions in national newspapers as well in newspapers in major cities. See also *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal at issue requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing charitable donations); *Dillard's, Inc.* (Mar. 22, 2002) (a proposal requesting the board commit to the implementation of a code of conduct based on International Labor Organization human rights standards was excludable as it dealt with substantially the same subject matter as prior proposals calling for a report describing the company's actions to ensure that it did not and would not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights); and *Bristol-Meyers Squibb Co.* (Feb. 6, 1996) (a proposal recommending the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient action of any of the company's products was excludable as it dealt with substantially the same subject matter as a prior proposal asking the company to refrain from giving charitable contributions to organizations that perform abortions).

As noted previously, both the Previous Proposal and the Proposal deal with substantially the same subject matter – contributions by the Company. Rather than requesting disclosure regarding company contributions, the Previous Proposal requested that no charitable contribution be made at the corporate level. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by Proponent are the same – corporate contribution related matters. Each supporting statement indicates that the corporate funds used for charitable contributions belong to shareholders and argues that the Company should acknowledge the diverse beliefs of shareholders.

According to the calculation of the judges of election, the Previous Proposal received 2.16% of the vote at the Company's 2004 annual meeting of shareholders.[1] Since the Previous Proposal failed to meet the required 3% threshold at the 2004 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2005 proxy materials under Rule 14a-8(i)(12).

2. The Proposal may be omitted under Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the Company to exclude a shareholder proposal that relates to the Company's ordinary business operations.

The Proposal requests that the Company list all political and charitable contributions on its website. Although the Proposal appears facially neutral, its supporting statement makes clear that the Proposal is intended to impose a ban on charitable contributions directed toward a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions. Historically, the Division has found that facially neutral

---

[1] Tabulation is as follows: votes cast for – 15,740,153 and votes cast against – 711,325,129. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

proposals that were in effect directed toward specific kinds of charitable giving were excludable pursuant to Rule 14a-8(i)(7).

The supporting statement includes the following:

"Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood."

The Proponent's references to these groups, read together with the Previous Proposal and its supporting statement, make clear the Proponent's true intention – to force the Company to eliminate contributions to Planned Parenthood and organizations that support abortions. On the whole, it is clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent. The true goal of the Proposal appears to be directed at the elimination of charitable contributions to organizations that perform abortions generally, and Planned Parenthood in particular.

Given the true intent of the Proposal, the Company believes that the Proponent's objective is to target specific types of charitable contributions. Accordingly, the Proposal falls within the scope of the no-action letters issued by the Division that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. *See, e.g., Bank of America Corp.* (Jan. 24, 2003) (facially neutral proposal to refrain from making charitable contributions to Planned Parenthood and organizations that support abortions); *American Home Products Company* (Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); and *Schering-Plough Company* (Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company).

As these no-action letters evidence, the Division has historically looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7). The Company believes that the ostensibly facially neutral Proposal is clearly directed to specific types of charitable contributions, namely those to Planned Parenthood and organizations that support abortions, just as the facially neutral proposals in letters cited above were actually directed toward particular kinds of charitable contributions.

Conclusion

Based on the foregoing, we respectfully request that the staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy materials for its Annual Meeting in reliance on Rule 14a-8.

Should the staff disagree with the Company's position, we would appreciate an opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter, please call the undersigned at 763.505.2758.

Very truly yours,

Keyna P. Skeffington
Senior Legal Counsel

Enclosures

cc: Terrance L. Carlson
Raymond B. Ruddy

EXHIBIT A

Tanager

Via U.S. Mail

February 7, 2005

Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Re: Ownership of Medtronic Inc.

Dear Mr. Ruddy:

Please let this letter serve as confirmation that you have continuously owned approximately $4,000.00 in value of Medtronic stock since November 14, 2002, when you purchased 85 shares.

Please call me should you have any questions.

Sincerely,

John H. Biebel, Esq., CFP®

e-mail: jbiebel@tanagerfinancial.com
Tanager Financial Services Inc.
800 South Street Suite 195 Waltham MA 02453 781 893-8040 781 891-4088 fax

Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Raymond B. Ruddy

Raymond B. Ruddy

March 10, 2004

26 Rolling Lane
Dover, MA

Medtronic, Inc.
Attention: Mr. Ronald E. Lund
Corporate Secretary
710 Medtronic Parkway
Minneapolis, MN
55432-5604

Dear Ms. Scherer:

I am the owner of 85 shares of Medtronic, Inc. I have owned the shares continuously for over one year and I intend to hold them through the time of the next annual meeting. At that meeting I wish to propose the following resolution:

Resolved, the shareholders recommend to the board of directors of Medtronic, Inc to cease making charitable contributions.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for propagation of opinions which he believes is sinful and tyrannical." Choice is a popular word in our culture. Noble Prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Medtronic, Inc. employees and shareholders represent a broad range of interests. It is impossible to be sensitive to the moral, religious and cultural sensitivities to so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away to them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

Raymond B. Ruddy

Ray Ruddy

Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Raymond B. Ruddy

Raymond B. Ruddy

Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Raymond B. Ruddy

Raymond B. Ruddy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Bank of America.

BANK OF AMERICA CORP /DE/ (BAC)

BANK OF AMERICA CORPORATE CENTER
100 N TRYON ST
CHARLOTTE, NC 28255
704. 386.8486
http://www.bankofamerica.com

NO ACT

NO ACTION LETTER
Filed on 02/25/2005

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 25, 2005

Jacqueline Jarvis Jone
Associate General Cou
Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/25/2005

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

Dear Ms. Jones:

This is in response to your letter dated January 5, 2005 concerning the shareholder proposals submitted to Bank of America by Bartlett Naylor and Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan Street
Arlington, VA 22205

Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

The first proposal requests that Bank of America prepare a report on political contributions that contains information specified in the proposal. The second proposal provides that Bank of America shall list all political and charitable contributions.

There appears to be some basis for your view that Bank of America may exclude the first proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bank of America's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which Bank of America relies.

There appears to be some basis for your view that Bank of America may exclude the second proposal under rule 14a-8(i)(12). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(12). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second proposal upon which Bank of America relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser

RECEIVED

2005 JAN -6 PM 4:34

January 5, 2005 OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Bank of America.

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposals Submitted by (i) Bartlett Naylor and (ii) Virginia M. Brown

Ladies and Gentlemen:

On June 28, 2004, Bank of America Corporation (the "Corporation") received a proposal and supporting statement ("Proposal A") for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") from Evelyn Y. Davis ("Proponent A"). On September 9, 2004, the Corporation received a proposal and supporting statement ("Proposal B") for inclusion in the proxy materials for the 2005 Annual Meeting from Bartlett Naylor ("Proponent B"). On October 11, 2004, the Corporation received a proposal and supporting statement ("Proposal C" and, together with Proposal A and Proposal B, the "Proposals") for inclusion in the proxy materials for the 2005 Annual Meeting from Virginia M. Brown ("Proponent C" and, together with Proponent A and Proponents B, the "Proponents"). Proposal A, Proposal B and Proposal C are attached hereto as **Exhibit A**, **Exhibit B** and **Exhibit C**, respectively. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits Proposals B and C from the proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of the Proposals.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of New York and North Carolina.

A copy of this letter is also being sent to Proponent B and Proponent C as notice of the Corporation's intent to omit Proposals B and C from the proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSALS

Proposal A (To be included in the proxy materials for the 2005 Annual Meeting)

Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. The statement would include certain detailed information related to the contributions.

Proposal B

Proposal B requests that the Corporation submit annually to its stockholders a report containing certain detailed information relating to the Corporation's political contributions.

Proposal C

Proposal C requires that the Corporation list on its website all political and charitable contributions made by the Corporation.

REASONS FOR EXCLUSION OF PROPOSAL B AND PROPOSAL C

The Corporation believes that Proposals B and C may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(11) and (i)(12). Proposals B and C may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate Proposal A which was previously submitted by Proponent A and will be included in the proxy materials for the 2005 Annual Meeting. Proposals B and C also may be excluded pursuant to Rule 14a-8(i)(12) because they deal with the same subject matter as another proposal that was included in the proxy materials for the 2004 Annual Meeting, but did not receive the necessary support for resubmission.

Reasons For Exclusion of Both Proposal B and C

1. **Proposals B and C may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate Proposal A, which was previously submitted to the Corporation and will be included in the proxy materials for the 2005 Annual Meeting.**

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of stockholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. The Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Division consistently has concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. See, e.g., *Time Warner Inc.* (February 11, 2004) ("*Time Warner*"); *ChevronTexaco Corp.* (January 27, 2004) ("*ChevronTexaco*"); *General Electric Co.* (January 20, 2004) ("*GE*"); *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"); and *Centerior Energy Corporation* (February 27,1995) ("*Centerior*").

Given the Corporation's intention to include Proposal A in the proxy materials for the 2005 Annual Meeting, the Corporation believes that including Proposal B and Proposal C in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders. If more than one of the Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result: disclosure of corporate contributions. The Corporation should not be required to include multiple proposals concerning various corporate contributions because, if each was approved, the Board of Directors would have no way of knowing the scope and means of disclosure stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting terms and scope. Although the terms and scope of the Proposals are somewhat different, the core issues of all three Proposals are substantially the same—disclosure regarding corporate contributions.

In *Time Warner*, two shareholder proposals sought information on Time Warner's participation and use of corporate resources in the political process. The Division concurred with Time Warner's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. The first proposal requested that Time Warner prepare and distribute to shareholders an annual report describing its participation in "federal, state and local election campaigns," including six specific categories of information. The second proposal requested that Time Warner's board of directors "adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels." The Division concurred with Time Warner's characterization of the second proposal as substantially similar to the first, despite the first proposal's greater detail with respect to the contents of the requested annual report and inclusion of information regarding Time Warner's political participation at the local level.

In *ChevronTexaco*, the Division concurred with ChevronTexaco's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The primary thrust of each proposal was a request to ChevronTexaco's board of directors to prepare a report to shareholders containing policies for corporate political contributions, an accounting of such contributions, a business rationale for such contributions and identification of the person or persons in the company who participated in the decisions to make such contributions. The first proposal requested this report semi-annually, while the second proposal requested the report annually; nevertheless, the Division concurred that the *ChevronTexaco* proposals were substantially duplicative.

In *GE*, the Division concurred with General Electric's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The principal thrust of each proposal was the preparation and disclosure of a report by the company's board of director's describing "(i) General Electric's policies for making political contributions with corporate funds and (ii) summarizing or accounting for General Electric's actual political contributions." Further, both proposals reflected the proponents' negative views on perceived excesses of contributions and stressed that certain contributions could pose reputational and legal risks for General Electric or otherwise not be in the long-term best interests of General Electric and its shareholders. The second proposal also included a request that included a category of information not included in the first proposal. Despite these differences in scope, the Division concurred that the *GE* proposals were substantially duplicative.

In *Centerior*, four compensation-related proposals were submitted as follows: (1) place ceilings on executives' compensation, tie compensation to the company's future performance, and cease bonus and stock option awards; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four Centerior proposals were substantially duplicative. Finally, in *BellSouth*, the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative.

Analysis Supporting the Exclusion of Proposal B

The Corporation believes that Proposal B is properly excludable from the proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. Proposal A requests that the detailed statement include (i) the Corporation's direct and indirect political contributions in the prior fiscal year, (ii) the date of each such contribution, (iii) the amount of each such contribution and (iv) the identity of the person or persons to whom each such contribution was made. In subsequent years, such statement would be included in the Corporation's annual report to stockholders. Similarly, Proposal B requests that the Corporation submit to stockholders an annual report containing certain detailed information relating to the Corporation's political contributions. While not identical, there is significant overlap between the information requested in Proposal B and the information requested in Proposal A. Although Proposal A and Proposal B are not identical in terms and scope, the Corporation believes that Proposal A and Proposal B clearly have an identical "principal focus" or "principal thrust." Both Proposal A and Proposal B request that the Corporation provide stockholders with detailed annual disclosure regarding the Corporation's political contributions and related policies.

In addition, similar to the proposals at issue in *GE*, the supporting statements of both Proposal A and Proposal B clearly reflect the same principal focus and thrust. Both Proposal A and Proposal B reflect the respective Proponent's views that the subject contributions by the company may not be in the best long-term interests of stockholders. For example, the supporting statement to Proposal A states that contributions made by the Corporation "are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent" and the supporting statement to Proposal B similarly states that the contributions "may actually frustrate the goal of maximizing shareholder value."

In addition, the Corporation believes the inclusion of both Proposal A and Proposal B in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal B are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Time Warner*, *ChevronTexaco* and *GE*, Proposal B may be excluded because it is substantially duplicative of Proposal A.

Analysis Supporting the Exclusion of Proposal C

For similar reasons as discussed above with respect to Proposal B, the Corporation believes that Proposal C is properly excludable from the proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal C seeks to compel the Corporation to list on its website "all political and charitable contributions." Although Proposal C differs slightly from Proposal A in that Proposal C also seeks disclosure regarding charitable contributions in addition to political contributions, the principal focus is the same. Namely, both Proposal A and Proposal C seek an accounting of how and to whom the Corporation contributes money that each Proponent deems to be the property of the Corporation's stockholders. In addition, the supporting statement to Proposal C states that publishing a list contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. Proposal C states that a vote for this proposal is a vote for full disclosure. Similarly, the supporting statement to Proposal A indicates that the Proposal is premised upon the idea that the Corporation's stockholders are entitled to know how the Corporation spends the funds owned by its stockholders and that such disclosure would encourage contributions to causes or persons that hold views in line with those of the Corporation's stockholders.

Based on the Division's views expressed in prior no-action letters, the Corporation does not believe that the additional charitable contribution disclosure would change the substantially similar nature of Proposal A and Proposal C. In *Centerior*, four compensation-related proposals were submitted, each with varied requests, but all focused on the limitation of compensation. In *BellSouth*, the first proposal linked incentive awards to revenue growth, while the second linked incentive awards to the price of BellSouth's stock. Thus, while incentive awards were tied to entirely different measures, the Division concluded that the *BellSouth* proposals had the same principal thrust and were substantially duplicative. Consistent with the Division's views in *Centerior* and *BellSouth*, the Corporation believes that a variance in scope and terms does not change the fact that proposals with the same principal focus are substantially similar and may be excluded. As noted above, although the scope and terms of Proposal C may be slightly broader than those of Proposal A, it is clear that both Proposal A and Proposal C seek disclosure regarding contributions by the Corporation.

In addition, the Corporation believes the inclusion of Proposal A and Proposal C in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders. If both Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. Proposal A requests disclosure regarding contributions of a political nature and requests specific details regarding those contributions. Proposal A requests disclosure via newspaper publication and future annual reports. Proposal C requests disclosure regarding contributions of a political nature and of a charitable nature, but does not request specific details regarding those contributions. Proposal C requests disclosure via the Internet. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal C are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Centerior* and *BellSouth*, Proposal C may be excluded because it is substantially duplicative of Proposal A.

2. **Proposals B and C may be excluded pursuant to Rule 14a-8(i)(12)(i) and (ii) because they deal with substantially the same subject matter as another proposal that was included in the Corporation's proxy materials for prior annual meetings, but did not receive the necessary support for resubmission.**

Rule 14a-8(i)(12) provides that, if a proposal deals with substantially the same subject matter as a prior proposal submitted to stockholders within the preceding five calendar years, it may be omitted from the registrant's proxy materials relating to any stockholder meeting within three calendar years after the last submission, provided, that:

(i) if the proposal was submitted at only one meeting during the preceding five calendar years, it received less than three percent of the total number of votes cast in regard thereto; and

(ii) if the proposal was submitted at two meetings during the preceding five calendar years, it received at the time of its second submission less than six percent of the total number of votes cast in regard thereto.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals must be identical. The Commission stated in Securities Exchange Act Release No. 34-20091 (August 16, 1983):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with substantially the same subject matter, the Division has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Division has consistently concurred with the exclusion of proposals under Rule 14-8(i)(12) when the proposal(s) in question share similar underlying issues with the prior proposals, even if the subsequent proposal(s) proposed that the company take different actions.

For example, in *Bristol-Myers Squibb Company* (February 6, 1996), the Division permitted exclusion of a proposal requesting that the board of directors of the company form a committee to formulate an educational plan to inform women of the potential abortifacient action of the Company's products. In three prior proposals, a request that the company refrain from making charitable contributions to organizations that perform abortions was put to a stockholder vote and was not adopted. Despite the different actions requested and the different subject matters of the three prior proposals and the proposal at issue (*e.g.*, consumer education versus charitable contributions), in granting relief under 14a-8(c)(12)(iii), the Division concluded that the proposal at issue dealt with "substantially the same subject matter (i.e., abortion-related matters)" as the proposals regarding the company's charitable contributions. Similarly, in *AT&T Corporation*

(February 17, 1998), a proposal calling for AT&T's board of directors to annually present stockholders with the company's guidelines for making political contributions and a report of political contributions made by the company was excludable pursuant to Rule 14a-8(c)(12)(iii). In that case, the proposal dealt with the same subject matter (i.e., contributions by the company) as a proposal included in the company's proxy materials for the three prior annual meetings, at the third of which, the prior proposal failed to receive the support of at least 10% of the total number of votes cast with respect thereto.

At the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"), Proponent C submitted the following proposal (the "2004 Proposal"), which was included in the Corporation's proxy materials for the 2004 Annual Meeting: "The shareholders request that the company refrain from making direct charitable contributions." As reported in the Corporation's Form 10-Q for the quarter ended June 30, 2004, the 2004 Proposal received 2.92%[1] of the votes cast in regard thereto. A copy of the 2004 Proposal, as set forth in the proxy materials for the 2004 Annual Meeting is attached hereto as **Exhibit D.**

At the Corporation's 2000 Annual Meeting of Stockholders (the "2000 Annual Meeting"), the following proposal (the "2000 Proposal") was included in the Corporation's proxy materials for the 2000 Annual Meeting: "The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, nor to any company employee, nor shall any company facilities or equipment be used for this purpose." A copy of the 2000 Proposal, as set forth in the proxy materials for the 2000 Annual Meeting is attached hereto as **Exhibit E.**

As noted in Section 1 above, Proposals B and C both seek disclosure regarding contributions by the Corporation, whether they are political or charitable. Both Proposals seek an accounting of contributions made by the Corporation. The 2004 Proposal and the 2000 Proposal deal with substantially the same subject matter—contributions by the Corporation. Rather than requesting disclosure regarding corporate contributions, the 2004 Proposal requested that no contributions of a charitable nature be made with corporate funds. Similarly, rather than requesting disclosure regarding corporate contributions, the 2000 Proposal requested that no contributions of a political nature be made with corporate funds. Based on an examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by Proposal B, Proposal C, the 2004 Proposal and the 2000 Proposal are the same—corporate contribution-related matters. Each supporting statement argues against using corporate funds for contributions. The supporting statements indicate that the corporate funds used by the Corporation for contributions belong to the stockholders. Further, the respective proponents argue that stockholders may not agree with the amounts of, or policies advanced by the recipients of, the contributions and that the Corporation may actually be harmed by such contributions.

---

[1] Tabulation is as follows: votes cast for—37,343,217 and votes cast against—1,241,314,128. Abstentions and broker-nonvotes were not included for purposes of the calculation.

The Corporation believes that Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12) because a substantially similar proposal was submitted to shareholders twice in the last five calendar years, but received minimal support. Both Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12)(i) because a substantially similar proposal was submitted at the 2004 Annual Meeting and received less than three percent of the total number of votes cast in regard thereto. In addition, Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12)(ii) because a substantially similar proposal was submitted at each of the 2004 Annual Meeting and the 2000 Annual Meeting and received less than six percent of the total number of votes cast with regard thereto at the 2004 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that both Proposal B and Proposal C may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Associate General Counsel

cc: Bartlett Naylor
Virginia M. Brown

EXHIBIT A

my [illegible]

REC'D JUL 0 1 2004

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR

June 28,2004

Bank of America
JUL 0 2 2004
Legal Department

Ken Eewis, CEO
Bank of America
Charlotte, N.C.

Dear Ken:

This is a formal notice to the management of Bank of America that Mrs. Evelyn Y. Davis, who is the owner of 860 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2005. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. Ken:Please acknowledge receipt of this resolution your.

EXHIBIT B

Jones, Jacqueline J

From: Cummings, Rachel R
Sent: Thursday, September 09, 2004 10:58 AM
To: Jones, Jacqueline J
Subject: FW: shareholder resolution

Jackie
From Bart Naylor
Rachel

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Thursday, September 09, 2004 10:51 AM
To: Cummings, Rachel R
Subject: shareholder resolution

Rachel Cummings
Corporate Secretary
Bank of America
100 N. Tryon St.
Charlotte, N.C.
28255

Dear Corporate Secretary Cummings,

Below, please find a shareholder resolution hereby submitted under the SEC's Rule 14a(8). The requisite value has been held for the requisite time period. Proof of said ownership will be provided upon request pursuant to federal rule. It is our intention to continue ownership of the requisite value through the forthcoming annual meeting in 2005, where an authorized agent stands prepared to present the resolution at the forthcoming shareholder meeting.

As described in the supporting statement, this resolution concerns the company's political actions. Specifically, we are concerned that our company's posture on certain issues may be in discord with general shareholder interest.

A case in point: health insurance. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

Key business leaders such as the Ford Chairman have called on fellow managers to work towards health care financing reform.

Yet responsible corporations have been largely silent on or even opposed to key health insurance reform initiatives that might reduce these very corporations' subsidies and tax payments to non-insuring employers.

Our company maintains lobbyists, such as one designated to cover Maryland (where I live) and where Bank of America counts as one of the state's largest employers. In Maryland, we note numerous contributions to state political candidates: (http://www.elections.state.md.us/campaign_finance/database/contributions/index.php?

iaction=1)

Bank of America is a member of the American Benefits Council, whose mission includes promoting provate sector solutions to health insurance. The organization also states that "We fend off policy proposals that add burdens, liabilities and costs for the employer plan sponsor community." While we understand a bias away from additional regulation, this may be short-sighted and harmful to shareholders.

We submit this resolution with hope to initiate dialogue with senior Bank of American executives, as encouraged by SEC/Department of Corporate Finance staff. I look forward to hearing from you, and remain,

Sincerely,

Bartlett Naylor

Resolved:
We hereby request that Bank of America Corp. (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:
a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations;

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.
Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses concerns for shareholders for numerous reasons.

We believe it is possible that our company's political efforts may actually frustrate the goal of maximizing shareholder value. A case in point involves health care. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

At the very least, we believe that investors will be served with full disclosure.

We urge you to vote FOR this proposal.

address: Bart Naylor
1255 N. Buchanan Street
Arlington, VA 22205

EXHIBIT C

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

OFFICE OF THE
OCT 22 2004
CORPORATE SECRETARY

October 11, 2004

Ms. Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Dear Ms. Cummings:

I am the owner of 305 shares of Bank of America Corporation. I have cotinuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the company shall list on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in *A Bill for Establishing Religious Freedom*, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,

Virginia M. Brown

Virginia M. Brown

EXHIBIT D

Excerpt from Bank of America Corporation 2004 Proxy Statement

ITEM 5: STOCKHOLDER PROPOSAL REGARDING CHARITABLE CONTRIBUTIONS

The Corporation has received the following stockholder proposal from Ms. Virginia M. Brown, 581 Oregon Avenue, Port Allen, Louisiana 70767. As of the record date for the Annual Meeting, Ms. Brown beneficially owned 152 shares of Common Stock.

Resolved: The shareholders request the company to refrain from making direct charitable contributions. If the company wishes, it could pay a dividend and send a note to shareholders suggesting they contribute it to their favorite charity.

Stockholder's Statement Supporting Item 5:

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Nobel prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book *Free To Choose*. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point. Today, many charities are involved in activities that are divisive and not universally supported. Bank of America employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our shareholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

The Board recommends a vote "AGAINST" Item 5 for the following reasons:

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Board believes that it is critical that the Corporation reinvest in the communities from which its income is derived. Charitable giving is an important component of corporate citizenship. Furthermore, the Board believes that the Corporation benefits financially from such giving by strengthening its communities and more immediately through the benefits of brand awareness and its reputation as a socially responsible company. The Board also recognizes the importance of grants to the Corporation's overall program implemented in connection with the Community Reinvestment Act (CRA), and the importance of maintaining strong CRA ratings to the continued success of the Corporation.

Extensive research validates the importance of charitable giving, not only to the health of the communities in which the Corporation does business, but also to the loyalty of the Corporation's customers and stockholders. The Corporation and the Bank of America Foundation measure requests for donations against carefully selected funding criteria adopted and continually modified to most effectively promote the health of the neighborhoods in which the Corporation does business. The Board believes that this garners and protects loyalty to the Corporation's brand.

In addition, the Foundation makes grants in accordance with employees' contributions of their volunteer time and their personal charitable dollars, subject to only minimal restrictions above those imposed by the Internal Revenue Code and other applicable laws. The Board believes that these programs demonstrate respect for the values and actions of its employees, and reinforce the Corporation's culture of embracing diversity and independent thought.

While the Corporation seeks to be responsive to the concerns of all of its stockholders, the size and diversity of this group renders it impracticable to limit charitable or other activities to those with which one stockholder disagrees. Therefore, the Board believes that it is appropriate and in the best interest of the Corporation's stockholders to maintain its program of thoughtful, focused giving in conjunction with grant-making in recognition of employee volunteerism and giving.

The Corporation and the Foundation have been nationally recognized for their charitable activities, the impact of which on our communities is immeasurable. The Board believes that the benefits to the Corporation through the enhanced strength of its customer base, the increased volume of business due to enhanced brand awareness, and the enhanced ability to attract and retain the most qualified associates, exceed the amounts expended.

EXHIBIT E

Contributions to Political Movements and Entities

The Corporation has received the following proposal from Patricia S. Broderick, 105 Quail Lane, Mooresville, North Carolina 28117. Ms. Broderick has represented that she is the beneficial owner of 961 shares of Common Stock.

Whereas the money for donations to political movements and political entities comes from the profits of the company's operations, and belongs to the shareholders; and since these contributions are nothing more than an overt effort to control elections, shareholders should not be made to support political movements or political entities with whom they do not agree.

The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by the Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, not to any company employee; nor shall any company facilities or equipment be used for this purpose.

Management's Statement

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Corporation is subject to, and complies with, the extensive federal and state governmental regulatory framework relating to political contributions. The proposal, however, prohibits the Corporation's support of various political action committees and permitted state and local contributions, all of which are conducted in accordance with applicable law. The Corporation operates in an environment heavily regulated at the federal, state and local levels, and its banking products and services are affected by government regulation. The Corporation believes that its interaction with legislators and regulators influences the products and services that the Corporation and its subsidiaries are able to offer and deliver. The proposal, however, would prohibit the Corporation's participation in various activities routinely engaged in by banks, thereby placing the Corporation at a competitive disadvantage.

In addition to placing the Corporation at a competitive disadvantage, the proposal does not provide any definition of "political movement or entity" or provide any guidance as to how the Corporation is to determine whether or not an organization is "political." Consequently, the extremely broad language of the proposal could prohibit a multitude of activities that stockholders would not commonly view as political in nature.

The Board believes that contributions made in accordance with applicable law best serve the interests of the Corporation and its stockholders and, therefore, the proposal is unnecessary.

The Board recommends a vote "AGAINST" this stockholder proposal (Item 5 on the Proxy Card).

PROPOSALS FOR 2001 ANNUAL MEETING OF STOCKHOLDERS

The deadline for submission of stockholder proposals to be considered for inclusion in the proxy statement and proxy card relating to the 2001 annual meeting is November 20, 2000. Any such proposal received by the Corporation's principal executive offices after such date will be considered untimely and may be excluded from the proxy statement and proxy card.

The deadline for submission of stockholder proposals to be presented at the 2001 annual meeting, but which will not be included in the proxy statement and proxy card relating to such meeting, is January 4, 2001. Any such proposal received by the Corporation's principal executive offices after such date will be considered untimely and the persons named in the proxy for such meeting may exercise their discretionary voting power with respect to such proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SAKS INCORPORATED

SAKS INC (SKS)

750 LAKESHORE PARKWAY
BIRMINGHAM, AL 35211
205. 940.4000
http://www.saksincorporated.com

NO ACT

Filed on 03/01/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2004

Gary D. Gerstman
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, IL 60603

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: Saks Incorporated
Incoming letter dated February 3, 2004

Dear Mr. Gerstman:

This is in response to your letter dated February 3, 2004 concerning the shareholder proposal submitted to Saks by Aaron Merle Epstein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Aaron Merle Epstein
13455 Ventura Blvd., #209
Sherman Oaks, CA 91423-6122

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Saks Incorporated
Incoming letter dated February 3, 2004

The proposal requests that the board amend the company's supplier code and purchase contracts to reflect implementation of a code of conduct based on ILO human rights standards, establish an independent monitoring process to adhere to those standards, and report annually on adherence to that code.

There appears to be some basis for your view that Saks may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Saks omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Grace K. Lee
Special Counsel

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

February 3, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saks Incorporated Shareholder Proposal

Ladies and Gentlemen:

Saks Incorporated, a Tennessee corporation (the "Company"), has received a letter from Aaron Merle Epstein (the "Proponent") requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Company Proxy").

A copy of the Proponent's letter, including the Proposal, is enclosed herewith as Exhibit A. Five additional copies of this letter, including all exhibits, are enclosed herewith.

On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth. The Company respectfully requests the advice of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal pursuant to Rule 14a-8(i)(12)(ii).

I. Background

A. The Proposal

The Proposal consists of a series of recitals regarding foreign labor standards, the public's attitude regarding the same and certain actions that the Company should take to improve the labor standards of its and its foreign vendors' workers. The recitals are followed by the following resolution:

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2005.

The Proposal then contains a supporting statement that sets forth certain International Labor Organization ("ILO") standards related to the rights of workers to organize into trade unions, non-discrimination in employment and no use of forced, prison or child labor.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

B. The 2003 Proposal

In 2003, the Proponent submitted a proposal (the "2003 Proposal") nearly identical to the Proposal. The 2003 Proposal is enclosed herewith as Exhibit B. The 2003 Proposal consists of a series of recitals that, with the exception of a few minor wording changes, are identical to those contained in the Proposal. The recitals are then followed by the following resolution:

Resolved: Request the Board of Directors to:

1. Amend the SAKS INC. Buying Policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2004.

The 2003 Proposal contains a supporting statement that is identical to the supporting statement contained in the Proposal.

The 2003 Proposal received 5.3% of the votes cast on the matter (calculated in accordance with Staff Legal Bulletin No. 14).

C. The 2000 Proposal

In 2000, the Proponent submitted a proposal (the "2000 Proposal") dealing with substantially the same subject matter as the Proposal and the 2003 Proposal. The 2000 Proposal is enclosed herewith as Exhibit C. The 2000 Proposal consists of a series of recitals similar to those contained in the Proposal and the 2003 Proposal (i.e., recitals regarding foreign labor standards, the public's attitude regarding the same and certain actions that the Company should take to improve the labor standards of its and its foreign vendors' workers). The recitals are then followed by the following resolution:

> Resolved: Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanism for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000.

The 2000 Proposal then contains a supporting statement expressing the importance of independent monitoring of enforcement of company codes.

The 2000 Proposal received 3.2% of the votes cast on the matter.

II. Application of Rule 14a-8(i)(12)(ii)

Rule 14a-8(i)(12)(ii) permits the exclusion of shareholder proposals dealing with "substantially the same subject matter" as a prior proposal submitted to security holders if the proposal was submitted at two meetings during the preceding five calendar years and received at the time of its second submission less than 6% of the total number of votes cast. The Proposal may properly be omitted from the Company Proxy pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as the 2003 Proposal and the 2000 Proposal, and the 2003 Proposal received 5.3% of the votes cast on the matter, not the 6% required to preclude the Company from excluding the Proposal from the Company Proxy.

A. Comparison of Proposals

The Proposal and the 2003 Proposal are nearly identical and contain only a few minor wording differences and, therefore, they deal with substantially the same subject matter.

Although the precise corporate actions specified in the Proposal and the 2000 Proposal are different, the subject matters of the Proposal and the 2000 Proposal are substantially the same; namely, the Company's implementation and monitoring of standards for foreign vendors to ensure that they do not utilize questionable labor practices or violate labor rights. Indeed, the recitals to the 2000 Proposal state that "our company should take effective action to ensure it does not do business with suppliers who manufacture items for sale using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable standards and laws protecting their employee's wages, benefits, working conditions, freedom of association and other rights." This is precisely the subject of the ILO standards (i.e., protection of workers' rights to form unions and bans on forced, prison and child labor) that the Proposal seeks to have implemented.

B. Rule 14a-8(i)(12) Background and Prior No-Action Letters

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals and the Proposal must be exactly the same. In announcing the current version of Rule 14a-8(i)(12) in 1983 (Release No. 34-20091), the Commission stated the following:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Accordingly, Rule 14a-8(i)(12) is intended to give shareholders a fair opportunity to address matters of legitimate, common concern, but to draw the line in a rational manner on those matters previously considered by shareholders. This prevents the waste of corporate resources and constant refocusing upon matters already addressed. In this case, the Company's shareholders have had an opportunity to address the issue of the Company's implementation and monitoring of workplace standards on its and its foreign suppliers workers' labor standards and have spoken.

The Staff's no-action letter in Dillard's, Inc. (March 22, 2002) (the "Dillard's Letter") is directly on point and virtually identical to the facts relating to the Proposal. Dillard's received an initial proposal similar to the 2000 Proposal requesting that the company prepare a report describing its actions to ensure that it did not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights. In a subsequent year, Dillard's received a new proposal similar to the Proposal requesting that it implement a code of corporate conduct based on certain ILO human rights standards with respect to its foreign suppliers and commit to independent monitoring of compliance with these standards. The Staff agreed that the subsequent proposal could be excluded under Rule 14a-8(i)(12) because the two proposals, despite containing differences in specific language and the proposed corporate action, dealt with substantially the same subject matter. In reaching its conclusion, the Staff was not persuaded by the proponent's arguments in the Dillard's Letter that the proposals were distinguishable because (i) the subsequent proposal required the implementation of detailed, specific ILO standards whereas the initial proposal was non-specific (i.e., preparation of a report) and (ii) the subsequent proposal required the implementation of independent monitoring to ensure compliance with the ILO standards whereas the initial proposal contained no such requirement. With respect to the determination of whether two proposals deal with substantially the same subject matter, the facts in the Dillard's Letter are indistinguishable from the facts relating to the Proposal.

The Staff's decision in the Dillard's Letter is consistent with its position in other no-action letters that, notwithstanding differences in specific language or corporate action proposed, repeat proposals relating to the same substantive subject matter may be excluded. See, e.g.,

Eastman Chemical Company (February 28, 1997) (proposal seeking report on legal issues related to supply of raw material products to tobacco companies deals with substantially the same subject matter as prior proposal requesting divestiture of product line); Great Lakes Chemical Corporation (February 22, 1996) (proposal requesting a report on various aspects of methyl bromide production, including management studies, risk-benefit analysis, and related litigation, deals with substantially the same subject matter as prior proposals seeking cessation of methyl bromide production); Gannett Co., Inc. (February 12, 1996) (proposals seeking policies to curtail and counter impact of tobacco advertising deal with substantially the same subject matter as prior proposals requesting research and reports on tobacco advertising); Bristol-Myers Squibb Company (February 6, 1996) (proposal seeking educational efforts to inform women of possible abortifacient action of company products deals with substantially the same subject matter as prior proposal requesting that the company refrain from giving charitable contributions to organizations that perform abortions); Kennametal, Inc. (August 24, 1992) (proposal to refrain from new or expanded investment in South Africa and to issue a report on South African operations were substantially similar to a prior proposal to divest South African operations and terminate all economic ties with South Africa). Because the Staff has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed, the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

III. Conclusion

Based on the foregoing, the Company respectfully requests your advice that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company Proxy.

If you have any questions with respect to this matter, please contact the undersigned at 312-853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

cc: Charles J. Hansen, Saks Incorporated

EXHIBIT A

See attached.

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

December 6, 2003

Mr. R. Brad Martin
Chairman, C.E.O.
SAKS INC.
750 Lakeshore Parkway
Birmingham, AL 35211

via AIRBORNE DELIVERY

Dear Mr. Martin:

I am owner of common shares in SAKS Corporation. My taxpayer id# is 572-34-7563. I am writing you to notify you that I am filing the enclosed shareholder resolution which I submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of SAKS Corporation annual meeting of shareholders in 2004 I have held my shares for more than one year.

Investors are increasingly concerned about the social responsibility of the companies in which we invest. We are concerned about use of forced labor, convict labor, or illegal child labor in manufacture of goods that are sold in our stores. We are also seriously concerned about conditions of international and domestic workers in sweatshops and contract suppliers.

I plan to either be in attendance at the next shareholders meeting or vote by proxy for the meeting.

It is my hope that all parties may work together to further a just response to these concerns.

Sincerely,

Aaron M. Epstein

Aaron M. Epstein

Cc: Rev. David Schilling, Interfaith Center Corporate Responsibility

Mr. Charles J. Hansen, SAKS Inc.

Professor Paul Neuhauser, Attorney at Law

SAKS INC.
VENDOR STANDARDS RESOLUTION—2004

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2006.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

EXHIBIT B

See attached.

2003

PROPOSAL BY A SHAREHOLDER CONCERNING VENDOR STANDARDS

(Item No. 6)

Aaron Merle Epstein, 13455 Ventura Boulevard, #209, Sherman Oaks, California 91423-6122, owner of 211 shares of the Company's Common Stock, submitted the following proposal, which is **OPPOSED** by the Board of Directors:

SAKS INC.
VENDOR STANDARDS RESOLUTION

WHEREAS: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999).

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices - 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts SAKS INC. should establish incentives to encourage its suppliers and vendors to raise labor standards.

RESOLVED: Request the Board of Directors to:

1. Amend the SAKS INC. Buying Policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards.
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2004.

SUPPORTING STATEMENT

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135).
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

EXHIBIT C

See attached.

2000

Proposal by a Shareholder Concerning Vendor Standards
(Item No. 3)

The following proposal was submitted by a shareholder. If the shareholder proponent, or a qualified representative, is present and submits the proposal for a vote, then the proposal will be voted upon at the Annual Meeting of Shareholders. In accordance with federal securities regulations, we include the proposal plus any supporting statement exactly as submitted by the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

Aaron Merle Epstein, 13455 Ventura Boulevard, #209, Sherman Oaks, California 91423-6122, owner of 125 shares of the Company's Common Stock, submitted the following proposal, which is opposed by the Board of Directors:

Whereas: Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled.

U.S. based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices–1998")

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting and verification of compliance by organizations that are independent of companies. ("Sweatshop Reform," *Business Week*, 5/3/99)

Our company should take effective action to ensure it does not and will not do business with suppliers who manufacture items for sale using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable standards and laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights.

We believe our company needs to support the rights of workers to organize and bargain collectively any place they operate. Our company should demonstrate enforcement of its code by developing independent monitoring programs with local, respected religious, human rights and labor rights groups to ensure compliance with its vendor standards and assure consumers that products are not made under abusive labor conditions. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

In an effort to improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have adequate purchasing power and a sustainable living wage. Wage adjustments would add little to overall production costs while contributing to productivity. In addition, our company, rather than terminating contracts, needs to establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000.

Supporting Statement

To be effective, enforcement of company codes must be carefully monitored. The Gap, Inc. has participated in an independent monitoring process in El Salvador with respected religious and human rights and labor institutions for the past four years. Other companies have begun to develop independent monitoring programs in conjunction with local non-governmental organizations. Through the use of independent monitoring, consumers and investors can have greater confidence that the company's code of vendor conduct is enforced, protecting the company from negative publicity associated with the discovery of sweatshop practices.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Bristol-Myers Squibb Company

BRISTOL MYERS SQUIBB CO (BMY)

345 PARK AVE
NEW YORK, NY 10154
212. 546.4000
http://www.bms.com/

NO ACT

NO ACTION LETTER
Filed on 02/06/1996 - Period: 12/20/1995
File Number 001-01136

February 6, 1996

000052

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Bristol-Myers Squibb Company (the "Company")
Incoming letter dated December 20, 1995

The proposal recommends that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient action of any of the Company's products.

There appears to be some basis for your view that the proposal may be excluded in reliance on rule 14a-8(c)(12)(iii). That provision permits the exclusion of a proposal which deals with substantially the same subject matter (i.e., abortion-related matters) as a prior proposal, submitted at three meetings during the last five years, which received at the time of its latest submission, less than 10% of the total number of votes cast. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy materials in reliance on rule 14a-8(c)(12)(iii). In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks

Stephanie D. Marks
Attorney-Advisor

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4714

December 20, 1995

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Gentlemen and Mesdames:

Bristol-Myers Squibb Company (the "Company") has received a letter dated October 24, 1995 from Ms. Shirley Leschin (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in the Company's proxy materials to be distributed in connection with the Company's 1996 Annual Meeting of Stockholders. A copy of the Proposal is attached herewith as Attachment A.

For the reasons set forth herein, the Company intends to omit the Proposal from the above-mentioned proxy materials and requests that the Staff advise the Company that it will recommend no enforcement actions to the Securities and Exchange Commission (the "Commission") should the Proposal be so omitted.

The Proposal requests that the board of directors of the Company form a committee whose purpose would be "to formulate an educational plan that would inform literate and non-literate women of the possible abortifacient action of any of the Company's products," which committee is to report to the board by December 1, 1996 with its recommendations.

The Company believes that it can omit the Proposal from its proxy materials for the following reasons:

I. The Proposal can be omitted pursuant to Rule 14a-8(c)(3) as contrary to Rule 14a-9 because it is vague and therefore misleading and contains false and misleading statements.

II. The Proposal can be omitted pursuant to either (i) Rule 14a-8(c)(6) as concerning matters beyond the Company's power to effectuate or (ii) Rule 14a-8(c)(10) because it has been rendered moot.

III. The Proposal can be omitted pursuant to Rule 14a-8(c)(5) and Rule 14a-8(c)(1) because it relates to operations accounting for less than 5% of the Company's total assets, net earnings and gross sales and is not otherwise significantly related to the Company's business, and is not a proper subject for action by security holder.

IV. The Proposal deals with substantially the same subject matter, abortion, as a prior proposal submitted to the Company within the preceding five years at three meetings and at the time of its latest submission, 1994, the Proposal received less than 10% of the total number of votes cast, and, therefore, may be omitted pursuant to Rule 14a-8(c)(12)(iii).

I. The Proposal Can be Omitted Pursuant to Rule 14a-8(c)(3) as Contrary to Rule 14a-9 Because it is Vague and Therefore Misleading and Contains False and Misleading Statements.

The Proposal is false and misleading in that it contains several false statements of fact to support the proffered resolution. Those statements form the logical background to the Proposal. Consequently, the resolution itself is false and misleading, particularly with respect to the usage of certain terms, viz., that the Company produces and sells abortifacients. The Company should therefore be allowed to omit the Proposal as a whole as false and misleading pursuant to Rules 14a-8(c)(3) and 14a-9.

The logical background to the Proposal's resolution consists of six recitals. Several of these recitals are either false or so vague as to be misleading. The statement in the third recital that "cellular evidence of personhood is admissible in a court of law" is misleading. Cellular evidence has been used in courts of law to establish an individual's identity. However, there does not appear to be any instance in which cellular evidence was used to establish "personhood" per se or the existence of an unidentified entity as a person under law.

The Proposal's repeated use of the term "abortifacient" (starting in the fifth recital) is also false and misleading. The Proponent fails to give a clear and generally recognized definition of this term, and its usage in the Proposal (when the second, fourth and fifth recitals are read together) falsely alleges that the Company is involved in the manufacture and sale of abortifacient products. [1] The Proponent's allegation is false. The Food and Drug Administration ("FDA") regulates the licensing and labeling of the Company's products. None of the Company's products are labeled as an abortifacient or are considered as such under law. The Proposal's misleading statements could lead the Company's stockholders to incorrectly conclude that some of the Company's products are in fact abortifacients, and further that the Company is involved in the manufacture and sale of such products.

---

1. In generally recognized parlance, an abortifacient is something which induces abortion. This is not the same as a product which "inhibits ... development."

All of the Company's prescription products have labeling which is FDA approved. Specifically, this approved labeling supports the safe and effective use of each product. In compliance with the appropriate Federal Regulations, the Company periodically submits to FDA safety updates for each approved product. At such time, a determination is made by both the Company and FDA whether the product has adequate labeling for safe use. The labeling is updated in a timely fashion as new information is identified. Any changes to the approved package insert proposed by the Company are submitted to FDA, reviewed by the Agency and each is specifically approved.

Under certain circumstances, the Regulations allow the Company to initiate safety-related changes to the approved labeling. This is submitted to FDA prior to their approval and an implementation date is provided. FDA reviews these changes and also approves them.

In general, the approved labeling provides a summary of the risks of product administration. The Company has implemented a thorough US Labeling Committee review and approval process to ensure safety-related changes are reviewed as soon as the data are available.

The Company should also be allowed to omit the Proposal on the ground that it is too vague. The Commission has found that stockholder proposals may be omitted from the proxy materials when such proposals are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Philadelphia Electric Company "No-Action" Letter of July 30, 1992.)

The Proposal fits squarely within this class. The Proposal's recommendation is completely silent as to the membership, powers and duties of the proposed committee. More significantly, its description of the purpose of the committee, especially with regard to the scope of the "educational plan" that is to be formulated, is so indefinite as to allow no reasonable certainty that these requirements would, or even could be, fulfilled. The Proponent does not state what the intended result of the "educational plan" is, nor whether, how, or by whom it will be put into effect. The Proposal requests that the committee make "specific recommendations." However, it does not specify what those recommendations are to address (e.g., Company action, stockholder action, legislative action, etc.) It is unclear whether the recommendations should consist of the plan itself, suggestions on how to formulate or effectuate the plan, or indeed a recommendation on whether or not there should be any plan at all.

Further, the Proposal does not clearly delineate the intended beneficiaries of such an "educational plan." The Proposal merely states that "literate and non-literate women" would be informed "of the possible abortifacient action of any of the Company's products." As this would presumably encompass all women, regardless of age, use of, or even awareness of the Company's products, contacting such a group, (without further limitation) would be impossible.

Finally, the Proposal fails to clearly delineate the scope of the study to be performed. As discussed in the following section, the potential scope of such a study varies widely depending on the meaning and usage of the term "abortifacient." As discussed above, the Proponent's definition of the term is so vague as to be misleading. Arguably, all of the Company's products, and, in fact, all of any Company's products, could meet the definition set forth in the Proposal. The Company should therefore be allowed to omit the Proposal pursuant to Rule 14a-8(c)(3) on the ground that it is too vague to give a clear mandate to either the stockholders or the board.

II. <u>The Proposal Can Be Omitted Pursuant to Either (i) Rule 14a-8(c)(6) As Concerning Matters Beyond the Company's Power to Effectuate or (ii) Rule 14a-8(c)(10) Because it Has Been Rendered Moot.</u>

The Proposal is so vague that it is subject to widely varying interpretations. The Proposal refers to "any of the Company's products" and their "possible abortifacient action." This could be interpreted extremely broadly as requiring a study of the entire inventory of pharmaceutical products which the Company sells, as well as any potential misuse to which any of those products could be put. The "educational plan" itself could be seen to require informing all women of all information gathered in such a study. If this is what the Proponent intends, it would clearly be beyond the Company's power to effectuate.

Furthermore, it appears that the impetus behind the Proposal is a concern by the Proponent that misuse of certain of the Company's products may have effects unintended by the Company. Presumably, the Proponent would like to intervene in such misuse. The Company already provides information on the proper and intended use of its products. These products were not designed or manufactured as abortifacients, and if used in accordance with its proper and intended use, the products do not function as abortifacients. To the extent that the purpose of the Proposal is to have the Company put an end to any potential misuse of its products, the Company is powerless to do so as it does not have the power to change individual behavior. Thus, the Proposal can be omitted pursuant to Rule 14a-8(c)(6) as beyond the Company's power to effectuate.

The Proposal could likewise be interpreted more narrowly as requiring the Company to provide information about its products to its consumers. Given such a reading, the Proposal should be considered moot as it has already been "substantially implemented by the issuer." (Securities Exchange Act Release 20091/August 16, 1983.) As required by law, the Company already provides information to physicians, including a description of the proper and intended use of each prescription product and related contraindications. The physicians are responsible for providing their patients with this information. It is not clear what additional information, if any, the Proponent expects will become available through the formulation of an "educational plan." As the Company already provides all information required by law (which is generally quite extensive), the Proposal should be considered moot and thus can be omitted pursuant to Rule 14a-8(c)(10).

III. <u>The Proposal can be Omitted Pursuant to Rule 14a-8(c)(5) and Rule 14a-8(c)(1) Because it Relates to Operations Accounting for Less Than 5% of the Company's Total Assets, Net Earnings and Gross Sales and is not Otherwise Significantly Related to the Company's Business, and is not a Proper Subject for Action by Security holders.</u>

Again, the Proposal's vagueness makes several alternative readings possible. The Company's products are subject to strict scrutiny by FDA in that Agency's licensing process and the Company is already required by law to make all significant information available to physicians. However, the Proposal implies that the information provided by the Company is somehow insufficient. To the extent that the Proponent would require the Company to perform an educational service, the Proposal relates to operations that simply do not form a part of the Company's business. As such, the Proposal can be omitted pursuant to Rule 14a-8(c)(5) as it relates to operations accounting for less than 5% of the Company's total assets, net earnings and gross sales and is not otherwise significantly related to the Company's business.

The Company is not involved in the business of education, nor does it have any health care or other business operations which are involved in the performance of abortions or family planning related counseling. The Company is engaged in the manufacture and sale of pharmaceutical products. Although the Company does make information about its products available to physicians, such educational services are incidental to the Company's manufacturing business. The Company itself fully complies with all the testing and disclosure requirements mandated for companies active in the pharmaceutical industry and should not be forced to engage in a broad educational campaign designed to ensure that unaffiliated parties do not violate FDA guidelines.

The Company recognizes that the Commission has permitted stockholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, the social issues have always had some significant or meaningful relationship to the Company's business. For example, "South Africa" proposals are permitted in connection with companies that do business in South Africa and tobacco proposals are permitted in connection with companies that have tobacco operations.

It is one thing to say that a proposal dealing with operations that fail to meet the economic thresholds of Rule a-8(c)(5) must nevertheless be included if it is otherwise significantly related to a company's business. It is another thing to say that a proposal that has no relationship to a company's business must be included. The fact that an issue must have a significant or meaningful relationship to a company's business has been recognized by the courts. For example, in <u>Lovenheim v. Iroquois Brands, Ltd.</u>, 618 F.Supp. 554 (D.C.D.C. 1985), the court held that Iroquois Brands had to include in its proxy statement a stockholder proposal relating to the force feeding of geese for the production of pate de foie gras, even though sales of such product failed to meet the economic thresholds set forth in Rule a-8(c)(5). The court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the products use raised in the proposal was significantly related to company's business. The court stated, however, that "[t]he result would, of course, be different if the plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of the [company] as the [company] was not engaged in the business of importing pate do foie gras" (emphasis added). Id. at 561, Note 16. The Company submits that the Proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, i.e., an ethically significantly issue (abortion) which has no meaningful relationship to the Company's business.

Furthermore, the Proposal relates to matters that are not a proper subject for action by stockholders. The Proposal appears to request that the Company engage in a broad educational program aimed at women in general with respect to the subject of abortion. Again, the vagueness of the Proposal suggests an interpretation that could allow this educational program a nearly unlimited scope. Even if the scope is read more narrowly it would still constitute a request that the Company change the focus of its business to engage in educational services as well as manufacturing. If this is the case then the Proposal is requesting that stockholders be allowed to direct the management of the Company and can therefore be omitted pursuant to Rule 14a-8(c)(1) which is not a proper subject for stockholder action. Only a very narrow reading of the scope would avoid this conclusion, but again would make the issue moot.

IV. The Proposal Deals with Substantially the Same Subject Matter as a Prior Proposal Submitted to the Company Within the Preceding Five Years at Three Meetings and at the Time of its Latest Submission the Proposal Received Less than 10% of the Total Number of Votes Cast - Rule 14a-8(c)(12)(iii).

Although the Proposal is vague and therefore misleading, it is apparent that the purpose of this Proposal is to focus attention once again on the issue of abortion. The Proposal deals with substantially the same subject matter as prior proposals which asked the Company to refrain from giving charitable contributions to organizations that perform abortions. See Attachment B for excerpts of the Company's Proxy Statement for 1991, 1993 and 1994 containing the abortion proposals submitted to the Company during those years. The Proposal, like prior proposals attempts to have the Company take specific actions that would favor the anti-abortion cause, making the Proposal substantially similar to prior proposals. Given that in 1994 the proposal on abortion received only 6.16% of the total votes cast, thus less than the 10% threshold under Rule 14a-(c)(12)(iii), this is merely an attempt yet again by the Proponent to recast the issue of abortion so it will appear in the Company's 1996 proxy materials. See Bristol-Myers Squibb Company Annual Meeting and First Quarter Report 1994 at page 2, attached hereto as Attachment C. In light of the fact that in 1994 the abortion proposal received less than the requisite 10% of the total votes cast, the Proposal should be excluded under Rule 14a 8(c)12(iii). To allow the Proposal in the Company's 1996 proxy materials would contravene the rationale underlying Rule 14a-8(c)(12)(iii) to protect companies from such abuse.

It is apparent that the Proposal is part of the Proponent's personal crusade against abortion. Indeed, last year the Proponent submitted a proposal to the Company, very similar to this year's proposal, also on the issue of abortion. See Attachment D. Last year's proposal focused, amongst other things, on the allegedly abortifacient effect of one of the Company's products, OVCON, an oral contraceptive birth control product that is indicated for the prevention of pregnancy. The proposal went on to state that "a committee be formed to study the long range effects on the Corporation and its many stockholders who expect growth and income in the coming decades; a summary of their findings to be included in the 1996 Annual Report to stockholders". The Commission agreed with the Company's position that the proposal could be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(3). See Attachment E.

The Proposal is one of a series of numerous proposals on abortion submitted by Proponent over the past several years. The Proponent has submitted stockholders proposals on abortion to companies such as American Telephone & Telegraph Company, ConAgra, Inc., The Quaker Oats Company, The Archer Daniels Midland Company and IBM. The Proponent is attempting through proxy statements to present her personal views on a particular social issue.

Given that the Proposal deals with abortion, substantially the same subject matter as prior proposals on abortion, including the proposal submitted in 1994, and that last year the Proposal received only 6.16% of the total votes cast and, thus, less than 10% of the total votes cast as required by the Rule, the Proposal can be excluded under the Rule 14a-8(c)(12)(iii).

__Conclusion__

For the reasons outlined above, the Company takes the position that the Proposal may properly be omitted from the proxy materials for the 1996 Annual Meeting. In accordance with Rule 14a-8(d) promulgated pursuant to the Securities and Exchange Act of 1934, as amended, we enclose six copies of this letter and its attachment. The Company is notifying the Proponent of its intention to omit the Proposal from the Company's 1996 proxy materials.

We anticipate that the 1996 proxy materials will be filed with the Commission on or about March 6, 1996. We therefore would greatly appreciate your prompt review of this matter. Please do not hesitate to call me at (212) 546-4714 should you have any questions concerning this matter.

Very truly yours,

Alice C. Brennan

Alice C. Brennan

ACB/ms
Attachments

cc: Shirley Leschin

UPS Second Day Air

October 24, 1995 000051

Mr. J. M. deLasa
VP & Assoc. Gen. Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Dear Mr. deLasa:

Subject: Shareholder resolution 1996 Meeting

As the registered owner of 48 shares of stock - Certificate #NB13196 dated October 26, 1989 and having no intention of selling the shares I submit the following resolution:

WHEREAS, in human fertilization, the uniting of the sperm and ovum, a cellular process with unique genetic characteristics, different than the mother and father, begins.

WHEREAS, many scientists and individuals believe a distinct human life is formed after fertilization occurs.

WHEREAS, cellular evidence of personhood is admissible in a court of law.

WHEREAS, some of the Company's products have effects that inhibit the development of this genetically distinct human life after fertilization.

WHEREAS, any product that inhibits the development of unborn human life may be considered an abortifacient.

WHEREAS, considering the sensitive nature of the subject of abortion, women should have as much information as possible in making informed decisions.

RESOLVED, the shareholders request the board of directors to form a committee. The purpose of this committee would be to formulate an educational plan that would inform literate and non-literate women of the possible abortifacient action of any of the Company's products. The committee would report to the board by December 1, 1996, with their specific recommendations. This report, excluding any proprietary information, should be made available to all shareholders at that time.

A copy of this letter/resolution is being sent to the SEC.

Yours truly,

Shirley Leschin

Shirley Leschin
c/o John Veldey
112 West Church
Marshalltown, IA 50158